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As confidentially submitted with the Securities and Exchange Commission on May 14, 2014

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ISRAEL CHEMICALS LTD.
(Exact Name of Registrant as Specified in Its Charter)

Israel (State or Other Jurisdiction of Incorporation or Organization)	2870 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Avi Doitchman and Lisa Haimovitz Israel Chemicals Ltd. Millennium Tower 23 Aranha Street P.O. Box 20245 Tel Aviv, 61202 Israel (972-3) 684-4400	ICL North America Inc.
Attention: General Counsel
622 Emerson Road, Suite 500
St. Louis, Missouri 63141
(314) 983-7500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Michael P. Kaplan Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Adam M. Klein Goldfarb Seligman & Co. 98 Yigal Alon Street Tel Aviv, 6789141 Israel (972-3) 608-9999	Leslie N. Silverman Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000	Adva Bitan Gross, Kleinhendler, Hodak, Halevy, Greenberg and Co. One Azrieli Center Round Building Tel Aviv, 6701101 Israel (972-3) 607-9999

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee

Ordinary Shares, par value NIS 1.00 per share	$	$

(1)
Includes                        shares that the underwriters have the option to purchase from the forward counterparties and/or the selling shareholder, as applicable.

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS (Subject to Completion)
Dated May 14, 2014

The information in this prospectus is not complete and may be changed. Neither we nor the forward counterparties or selling shareholder, as applicable, may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the forward counterparties or selling shareholder, as applicable, is soliciting offers to buy these securities in any state where the offer or sale is not permitted.

ISRAEL CHEMICALS LTD.

                        Ordinary Shares

$          per share

This is an initial public offering in the United States of ordinary shares of Israel Chemicals Ltd.

        Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, our controlling shareholder, Israel Corporation Ltd. ("Israel Corporation"), will determine whether to enter into forward sale agreements, to sell the ordinary shares to the underwriters as further described in this prospectus, or to effect a combination of the foregoing.

        To the extent that Israel Corporation determines to enter into forward sale agreements, our ordinary shares will be sold by Morgan Stanley & Co. LLC and the other underwriters named in this prospectus in connection with forward sale agreements between Israel Corporation, on the one hand, and Morgan Stanley & Co. LLC and Goldman, Sachs & Co., or one of their respective affiliates, on the other, which we refer to in such capacities as the forward counterparties. The forward counterparties will be selling our ordinary shares under this prospectus through the underwriters to hedge their positions under the forward sale agreements. Israel Corporation will make available the ordinary shares to be sold under this prospectus to the forward counterparties. To the extent that Israel Corporation determines to enter into forward sale agreements, Israel Corporation will sell, and the forward counterparties will purchase, up to               ordinary shares, subject to the terms and conditions of the forward sale agreements. We will not receive any proceeds from the sale of the ordinary shares by the underwriters, whether Israel Corporation determines to enter into forward sale agreements or sell the ordinary shares directly to the underwriters, including from any exercise by the underwriters of their option to purchase additional shares described below. Israel Corporation will receive proceeds from the sale of the ordinary shares by the underwriters if it determines to sell the ordinary shares directly to the underwriters and will receive proceeds from the forward counterparties if it determines to enter into forward sale agreements.

If Israel Corporation determines to only offer the ordinary shares pursuant to this offering, the number of ordinary shares so offered will be                . See "Underwriting" for more details.

Our ordinary shares are listed on the Tel Aviv Stock Exchange (the "TASE") under the symbol "ICL." On May 14, 2014, the last reported sale price of our ordinary shares on the TASE was NIS 31.30, or $9.05, per share (based on the exchange rate reported by the Bank of Israel on such date, which was NIS 3.4570 per $1.00).

We intend to apply to list the ordinary shares on the New York Stock Exchange (the "NYSE") under the symbol "ICL."

Investing in the ordinary shares involves risks. See "Risk Factors" beginning on page 16 of this prospectus.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to forward counterparties or Israel Corporation
Per Share	$	$	$
Total	$	$	$

To the extent that Israel Corporation determines to enter into forward sale agreements, the forward counterparties will grant the underwriters the right to purchase an additional                  ordinary shares, and if this option is exercised, Israel Corporation will make available to the forward counterparties additional ordinary shares and the size of the forward sale agreements will be increased. To the extent that Israel Corporation determines to sell the ordinary shares to the underwriters, it will grant the underwriters the right to purchase an additional                   ordinary shares.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers on or about                  , 2014.

Morgan Stanley Barclays

                           , 2014

        Until                        , 2014 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        In this prospectus, unless otherwise indicated or the context otherwise requires, all references to "ICL," the "Group," the "Company," "we," "our," "ours," "us" or similar terms refer to Israel Chemicals Ltd., together with its consolidated subsidiaries. When we refer to our "parent company" or to "Israel Corporation," we refer to our controlling shareholder, Israel Corporation. Unless otherwise indicated or the context otherwise requires, references in this prospectus to "NIS" are to the legal currency of Israel, "U.S. dollars," "$" or "dollars" are to United States dollars, "euro" or "€" are to the Euro, the legal currency of certain countries of the European Union, and "British pound" or "£" are to the legal currency of the United Kingdom.

        Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus or in any free writing prospectus that we file with the SEC. Neither we nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus that we file with the SEC. The forward counterparties or Israel Corporation, as applicable, are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where such offers and sales are permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        We have not taken any action to permit a public offering of the ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ordinary shares and the distribution of this prospectus outside the United States.

i

 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        We maintain our financial books and records in U.S. dollars. Our consolidated income statement data for each of the years ended December 31, 2013, 2012 and 2011 and our consolidated balance sheet data as of December 31, 2013 and 2012, included in this prospectus, have been prepared in accordance with the international financial reporting standards ("IFRS"), as issued by the international accounting standards board ("IASB"). None of the financial information in this prospectus has been prepared in accordance with accounting principles generally accepted in the United States.

        Market data and certain industry data used in this prospectus were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications, including publications, reports or releases of the International Monetary Fund ("IMF"), the U.S. Census Bureau, the Food and Agriculture Organization of the United Nations ("FAO"), the International Fertilizers Association ("IFA"), the United States Department of Agriculture (the "USDA") and the United States Geological Survey. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this prospectus, have not been independently verified. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this prospectus. There is only a limited amount of independent data available about certain aspects of our industry, market and competitive position. As a result, certain data and information about our market rankings in certain product areas are based on our good faith estimates, which are derived from our review of internal data and information, information that we obtain from customers, and other third party sources. We believe these internal surveys and management estimates are reliable; however, no independent sources have verified such surveys and estimates.

        This prospectus contains translations of certain NIS amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the NIS amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated NIS amounts into U.S. dollars at an exchange rate of NIS 3.471 to $1.00, the daily representative exchange rate reported by the Bank of Israel for December 31, 2013, and euro amounts into U.S. dollars at an exchange rate of €0.7257 to $1.00, the noon buying rate in New York for cable transfers payable in euros as reported by the U.S. Board of Governors of the Federal Reserve System for December 31, 2013.

        We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent of the law, our rights or the rights of the applicable licensor to these trademarks and trade names. In this prospectus, we also refer to product names, trademarks, trade names and service marks that are the property of other companies. Each of the trademarks, trade names or service marks of other companies appearing in this prospectus belongs to its owners. Our use or display of other companies' product names, trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of, the product, trademark, trade name or service mark owner, unless we otherwise indicate.

GLOSSARY OF SELECTED TERMS

        The following is a glossary of selected terms used in this prospectus.

Bromine	A chemical element used as a basis for a wide variety of uses and compounds, and mainly as a component in flame retardants or fire prevention substances. Unless otherwise stated, the term "bromine" refers to elemental bromine.
CFR

Cost and freight. In a CFR transaction, the prices of goods to the customer includes, in addition to FOB expenses, marine shipping costs and all other costs that arise after the goods leave the seller's factory gates and up to the destination port.

Cleveland Potash	Cleveland Potash Ltd., a United Kingdom company included in our Fertilizers segment.
CPI	The Consumer Price Index, as published by the Israeli Central Bureau of Statistics.
Dead Sea Bromine Company	Dead Sea Bromine Company Ltd., included in our Industrial Products segment.
Dead Sea Magnesium	Dead Sea Magnesium Ltd.
Dead Sea Works	Dead Sea Works Ltd., included in our Fertilizers segment.
EPA	U.S. Environmental Protection Agency.
FAO	The Food and Agriculture Organization of the United Nations, an international food organization.
FOB

Free on board expenses are expenses for overland transportation, loading costs and other costs, up to and including the port of origin. In an FOB transaction, the seller pays the FOB expenses and the buyer pays the other costs from the port of origin onwards.

Iberpotash	Iberpotash S.A., a Spanish company included in our Fertilizers segment.
IFA	The International Fertilizers Association, an international association of fertilizers manufacturers.
ILA	Israel Lands Administration.
IMF	International Monetary Fund.
K	The element potassium, one of the three main plant nutrients.
N	The element nitrogen, one of the three main plant nutrients.
NYSE	The New York Stock Exchange.
P	The element phosphorus, one of the three main plant nutrients, which is also used as a raw material in industry.
Phosphate	Phosphate rock that contains the element phosphorus. Its concentration is measured in units of P2O5.

Polymer	A chemical compound containing a long chain of repeating units linked by a chemical bond and created by polymerization.
Polysulphate	The commercial name for the mineral polyhalite, composed of potash, sulfur, calcium and magnesium, used in its natural form as fertilizer for organic agriculture.
Potash	Potassium chloride (KCl), used as a plant's main source of potassium.
Potash Corporation of Saskatchewan	Potash Corporation of Saskatchewan Inc., a Canadian company, the largest potash producer in the world, which owns 13.84% of our outstanding ordinary shares.
REACH	Registration, Evaluation and Authorization of Chemicals, a framework within the European Union.
Rotem	Rotem Amfert Negev Ltd., included in our Fertilizers segment.
Salt	Unless otherwise specified, sodium chloride (NaCl).
Soluble NPK	Soluble fertilizer containing the three basic elements for plant development (nitrogen, phosphorus and potash).
Tami	Tami (IMI) Research and Development Institute Ltd., the central research institute of ICL, included in our Industrial Products segment.
TASE	Tel Aviv Stock Exchange, Ltd.
USDA	United States Department of Agriculture.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, including the section entitled "Risk Factors" and the financial statements and the related notes included elsewhere in this prospectus, before you decide to invest in our ordinary shares.

 Company Overview

        We are a leading specialty minerals company that operates a unique, integrated business model. We extract raw materials and utilize sophisticated processing and product formulation technologies to add value to customers in three attractive end-markets: agriculture, food and engineered materials. These three end-markets constitute over 90% of our revenue. With regards to activities which are non-core assets, we are considering the possibility of disposing them or a way to incorporate them within our operations. Our operations are organized into three segments: (1) Fertilizers, which operates the raw material extraction for us and markets potash, phosphates and specialty fertilizers; (2) Industrial Products, which primarily extracts bromine from the Dead Sea and produces and markets bromine and phosphorus compounds for the electronics, construction, oil and gas and automotive industries and (3) Performance Products, which mainly produces, markets and sells a broad range of downstream phosphate-based food additives and industrial intermediates.

        Our principal assets include:

  •
  Access to one of the world's richest, longest-life and lowest-cost sources of potash and bromine (the Dead Sea)

  •
  Access to potash mines in the United Kingdom and Spain

  •
  Bromine compounds processing facilities located in Israel, the Netherlands and China

  •
  A unique integrated phosphate value chain, from phosphate rock mines in the Negev Desert in Israel to our value-added products in Israel, Europe, the United States, Brazil and China

  •
  An extensive global logistics and distribution network with operations in over 30 countries

  •
  A focused and highly experienced group of over 500 technical experts developing production processes, new applications, formulations and products for our three key end-markets: agriculture, food and engineered materials

        For the year ended December 31, 2013, we generated total sales of $6.3 billion, operating income of $1.1 billion, net income of $820.2 million and Adjusted EBITDA of $1.6 billion. Our Fertilizers segment sold 4.7 million tons of potash to external customers, 0.9 million tons of phosphate rock and 1.7 million tons of phosphate fertilizers, generating sales of $3.4 billion, operating income of $821.1 million and Adjusted EBITDA of $1.1 billion. Our Industrial Products segment generated sales of $1.3 billion, operating income of $114.5 million and Adjusted EBITDA of $224.7 million. Our Performance Products segment generated sales of $1.5 billion, operating income of $195.8 million and Adjusted EBITDA of $242.4 million. See "—Summary Historical Consolidated Financial Data" for a definition of Adjusted EBITDA and a reconciliation to the comparable IFRS measure.

2013 Revenue Contribution by Segment	2013 Adjusted EBITDA Contribution by Segment(1)

Total: $6.3 billion	Total: $1.6 billion

(1) Excludes Adjusted EBITDA attributable to Other and eliminations. Does not sum to 100% due to rounding.

2013 Revenue Contribution by End-Market	2013 Adjusted EBITDA Contribution by End-Market

Our Industry

        The majority of our businesses compete in the global fertilizer and specialty chemicals industries.

  Fertilizers

        Fertilizers serve an important role in global agriculture by providing vital nutrients that help increase both the yield and the quality of crops. We supply two of the three essential nutrients—potassium, phosphorous and nitrogen—required for plant growth. There are no known substitutes for these nutrients. Although these nutrients are naturally found in soil, they are depleted over time by farming, which leads to declining crop yields and land productivity. To replenish these nutrients, farmers must apply fertilizers. The demand for fertilizers is volatile and seasonal, and pricing decreased in 2013. However, in our estimation, the policy of most countries is to ensure an orderly supply of high-quality food to their residents, including by encouraging agricultural production, which should preserve the long-term growth trend of fertilizer consumption.

        Potash, the salt form of potassium, helps regulate a plant's physiological functions and improves plant durability, providing crops with protection from drought, disease, parasites and cold weather. Unlike phosphate and nitrogen, potash does not require additional chemical conversion to be used as a fertilizer and is mined either from conventional underground mines or, less frequently, from surface or sub-surface brines, such as our operations in the Dead Sea. According to estimates from the United States Geological Survey, six countries accounted for approximately 87% of the world's aggregate potash production and the top seven producers operated approximately 78% of world production in 2013. Worldwide sales of potash recovered in 2013, as compared to 2012, although at a lower rate than expected at the beginning of the year, principally due to an erosion of 18% in the exchange rate of the Indian rupee against the U.S. dollar between January and November 2013, a change in subsidy policies for fertilizers in India and the decline in the prices of agricultural commodities in the fourth quarter of 2013. In addition, in July 2013, the Russian potash producer Uralkali announced its exit from its joint potash marketing company with Belaruskali through which the two manufacturers exported their output. Concurrent with the exit announcement, Uralkali also gave notice of a change in its selling strategy and transition to a policy favoring quantity over price while taking advantage of the company's production capacity. This announcement triggered a fall in potash prices in the markets and also caused a postponement in potash purchases by customers due to their expectation of further price declines. In the fourth quarter of 2013, prices stabilized and demand for potash stabilized as well. Despite these recent declines, global potash demand for all uses is projected to grow at an annual rate of 3% from 2012 through 2017 according to the IFA.

        Phosphate, a salt of phosphoric acid, is essential to plant root development and is required for photosynthesis, seed germination and efficient usage of water. Phosphate fertilizers are produced from phosphate rock, sulfuric acid and ammonia. The principal phosphate fertilizer producing regions are those with plentiful supplies of high quality, low-cost phosphate rock. The vast majority of the world's phosphate rock production in 2013 was in China, the United States, Morocco and Russia. Global phosphoric acid demand for all uses is forecast to grow at an annual rate of 2% from 2012 through 2017 according to the IFA. Worldwide demand and prices for phosphate fertilizers were weak during all of 2013, mainly as a result of low demand in India and postponement of purchases throughout the world. Towards the end of 2013, the prices started to rise moderately and continued to climb in the first quarter of 2014 due to strong demand in South America, commencement of preparation of the North American buyers for the upcoming season and return to the market of other buyers that had postponed purchases based on an expectation of continued price declines.

        Barriers to adding new potash and phosphate production are significant. Adding new capacity requires long lead time and billions of dollars of capital per operation. In potash, economically recoverable deposits are scarce, typically deep in the earth and geographically concentrated. Current potash market prices do not support the development of new (greenfield) mines. In phosphates, the need for economic access to multiple raw material feedstocks (phosphate rock, sulfuric acid and ammonia) combined with complex downstream production processes also act as significant barriers to entry.

        Specialty fertilizers are the fastest growing part of the fertilizer market. They are often used for specialty crops (such as greenhouses and horticulture) but are rapidly expanding into usage for larger specialty field crops. Farmers are looking for fertilizers that are customized to meet the needs of specific crops and climates, to maximize yield and quality. Specialty fertilizers, such as controlled release fertilizers (which allow for the release of nutrients over time), slow release fertilizers (which allow for a very slow release of nutrients), liquid fertilizers (integrated in irrigation systems) and soluble fertilizers (integrated in drip irrigation systems and foliar spraying), ensure the timely and proportionate release of nutrients, thus not only significantly reducing their environmental impact but also providing highly efficient fertilization for a wide range of agricultural crops, including fruits, vegetables and high-value perennial crops. Increasing consumer demand for healthier food is expected to drive the growth of the specialty agriculture end-market, including specialty fertilizers.

  Specialty Phosphates

        Phosphate is also used in a broad range of downstream products in the food, electronics, energy and construction industries. These phosphate derivatives deliver additional and attractive margins. Main usage areas are: (1) food additives for improved texture and stability of processed foods such as meat, bakery, dairy and beverage products and (2) technical phosphates for usage in road surfaces, oil and paint additives, flame retardants and fire extinguishing. Demand for phosphate-based products is driven by global economic growth and improved living conditions. As global population grows, living standards improve and consumers demand more sophisticated food products, demand for phosphate-based products increases.

  Bromine

        The largest commercial use of bromine is brominated flame retardants, which accounts for approximately 40% of current bromine demand. Flame retardants help materials such as plastic enclosures for consumer electronics, printed circuit boards, insulation materials for construction, furniture, automobiles, and textiles meet fire-safety requirements. The flame retardant market has contracted in the past few years. On the other hand, alternative uses of bromine have grown considerably, with bromine now used in a number of newer applications, including water purification, oil and gas drilling and other industrial uses. Many new applications are under development by us and our competitors.

        Bromine is found naturally in seawater, underground brine deposits and other water reservoirs, such as the Dead Sea, and is extracted by evaporation. The Dead Sea is the world's premier source of bromine, with concentration levels significantly higher than in regular seawater, and it accounts for about half of the global supply. Because it has the highest concentration of bromine, the Dead Sea is the most economical supply source as the least amount of water must be extracted and evaporated to generate bromine.

        The bromine industry is highly concentrated, with three companies accounting for approximately 80% of worldwide capacity in 2013 (us, Albemarle Corporation ("Albermarle") and Chemtura Corporation ("Chemtura")). Barriers to entry are significant, primarily due to the lack of economically feasible bromine supplies, and the requirement for a dedicated, complex and sophisticated global supply chain, such as the need for isotanks to transport bromine. Approximately 70% of global elemental bromine production is consumed internally, as there is a very small market for merchant bromine. As such, bromine production requires downstream compound production facilities.

Highly Integrated and Synergistic Value Chain

        Over 90% of our revenue is derived from three highly attractive end-markets: agriculture, food and engineered materials.

  Agriculture

        Global fertilizer demand is driven by grain demand and prices, which are primarily driven by population growth and dietary changes in the developing world:

  •
  Population and Income Growth.  Historically, growth in world fertilizer consumption has been closely correlated with growth in world population, which is expected to increase by over 1.0 billion to reach 8.3 billion by 2030, according to the U.S. Census Bureau. Currently, developed countries use fertilizer more intensively than developing countries and therefore produce crops at much higher yields. Economic growth in emerging markets is increasing food demand and thus fertilizer use. Populations in emerging markets are also shifting to more protein-rich diets as incomes increase, with such increased consumption requiring more grain for animal feed. According to the IMF, income in the developing world is expected to grow by 6.0% annually from 2013 to 2018, significantly outpacing income growth in the developed world.

  •
  Declining Arable Land per Capita.  As the world's population grows, mainly in cities, farmland per capita decreases and more food production is required from each acre of farmland. This, in turn, requires increased yield on existing farms. According to data from the Food and Agriculture Organization of the United Nations ("FAO"), the amount of arable land per capita is expected to decrease from 0.218 hectares per person to 0.197 hectares per person between 2012 and 2030. Significant amounts of new arable land are only available in limited quantities, mainly in Brazil. Therefore, the only viable path to increase crop production is through the yield increase in existing farms in developing countries, mainly in China, India, Russia, Africa and Central America. We believe fertilizers (especially more potash and phosphates) together with water availability and better seeds are the main route to higher yields.

  •
  Low Grain Stock-to-Use.  The pressure on food demand is expected to continue to result in relatively low historical levels of the grain stock-to-use ratio (a metric indicating the level of carryover stock), as illustrated by the chart below. The grain stock-to-use ratio was approximately 20.3% for the 2013/2014 season, which represented an increase from a low of 16.6% for the 2006/2007 season but a decrease as compared to the high of 28.9% for the 2000/2001 season, according to data from the United States Department of Agriculture (the "USDA"). Low grain stock-to-use ratios generally indicate that grain prices will increase (due to limited stockpiles and tighter grain supply). This generally is a positive development for fertilizers, as higher grain prices support more fertilizer use.

  Food

        Consumer demand for different food products in developed countries has changed dramatically over the last several decades, driven by increased per capita incomes, demographic shifts and lifestyle changes. Longer working hours, changing family structures, increased awareness of nutrition and health issues and access to a broader variety of food products result in growing demand for sophisticated, higher-quality products with longer shelf-lives such as convenience food and processed food products.

        This changing demand includes greater demand for processed food products with enhanced nutritional value and balance and with improved flavor, texture and appearance. An increasingly longer supply chain and consumer awareness of waste of foods also drives the demand for longer shelf-life and food stability. These secular trends act as long-term drivers of demand for food additives such as phosphate derivatives, phosphate-based formulations and hygiene products for the processed meat, bakery, dairy and beverages industries.

  Engineered Materials

        Demand for engineered materials, which include bromine-, phosphorus-and phosphate-based products, is driven by increased construction, and greater demand for energy, potable water and pharmaceutical products. Increased standards of living also increase regulation and growing environmental awareness. These trends result in greater demand for flame retardants, bromine- and chlorine-based biocides for water purification and waste water treatment and bromine-, magnesia- and potassium chloride-based intermediates for the pharmaceutical industry.

        Additionally, growth in oil and gas exploration is expected to continue to drive demand for bromine-based heavy drilling liquids and for bromine-based biocides used for fracking. Worldwide annual average oil rig count has been growing at a compounded annual growth rate of 4.0%, from 2,395 in 2004 to 3,412 in 2013.

Our Competitive Strengths

        We attribute our success to the following strengths:

  •
  Unique portfolio of mineral assets.  We benefit from our access to resource-rich, long-life and low-cost raw materials, particularly potash and bromine. Our access to these resources is based upon exclusive concessions and licenses from the State of Israel, and leases and concessions from local governments in the United Kingdom and Spain. Access to these assets provides us with a consistent, reliable supply of raw materials, allowing us to produce our products on a large scale and in a cost-effective manner.

  •
  Dead Sea in Israel:  Our potash and bromine production facilities at the Dead Sea enjoy low production costs due to the high concentration and virtually unlimited supply of minerals contained in the Dead Sea. Extraction of potash and bromine occurs via solar evaporation, a low-cost process, as compared to mining potash from underground deposits or extracting bromine from less concentrated sources, which are more energy intensive. The hot and dry climate of the Dead Sea allows us to store at a low cost, very large amounts of potash (exceeding one full year of production) outdoors. This storage capacity enables us to operate worldwide potash facilities at full production capacity despite periodic fluctuations in demand. In addition, we benefit from the geographic proximity of our facilities in Israel to seaports and from Israel's geographic positioning vis-à-vis our main geographical markets (especially the fast growing markets of India, China and Brazil), reducing transportation and logistics costs. While we benefit from these advantages, we expect to incur significant infrastructure-related costs to fully harvest salt from Pond 5 at our Dead Sea complex, which is our central evaporation pond, to avoid the need to continue to raise the water level in the pond. In addition, while the supply in the Dead Sea is virtually unlimited, our access to this supply of potash and bromine is subject to permitting and concession rights in Israel, the need to construct a new pumping station and the potential obligation to pay higher taxes and royalties. See "Risk Factors—Risks Related to Our Business."

    •
    United Kingdom and Spain assets:  In addition to our operations in Israel, we mine potash in the United Kingdom and Spain. Access to these assets provides us with production and logistics flexibility, geographical proximity to European clients, business diversification and additional reserves for future growth.

    •
    Our integrated phosphate value chain:  Due to our access to the phosphate rock in the Negev Desert, we are the only sizeable backward integrated phosphate player. We mine and process phosphate rock from three open-pit mines under mining concessions with the State of Israel. Approximately three-quarters of the phosphate rock produced is used internally to manufacture phosphate fertilizers and phosphoric acid, with the balance sold to external producers.

  •
  Diversification into higher value-added specialty products leveraging our integrated business model.  Our integrated production processes are based on a synergistic value chain that allows us to both efficiently convert raw materials into value-added downstream products and utilize by-products. For example, in phosphates we utilize our backward integration to produce higher-margin specialty phosphates used in food ingredients and engineered materials applications. Our food ingredients provide solutions for improved texture and shelf-life for meat, dairy and bakery products. In addition, as a by-product of our potash production at the Dead Sea, we generate brines with the highest bromine concentration globally. Our bromine-based products serve the electronics, construction, oil and gas and other industries. Our potash mine in the United Kingdom also contains another mineral (polysulphate) which can be mined using the same infrastructure and addresses unmet emerging mineral needs of farmers.

  •
  Leading positions in markets with high barriers to entry.  We are a global leader in many of the key markets in which we operate, including potash, phosphorus and potassium ("PK") fertilizers, specialty fertilizers and phosphates, elemental bromine and phosphate-based food additives. We believe we are generally ranked among the top three leaders in our markets, as shown in the table below:

Product	Rank	End-markets
Potash	#2 in Western Europe and #6 Worldwide	Agriculture
PK fertilizers	#1 in Western Europe	Agriculture
Specialty fertilizers	#1 Worldwide in MAP/MKP soluble fertilizers, #2 (tied) in Europe in controlled-release fertilizers and #1 in the United States in controlled-release fertilizers	Agriculture
Phosphate-based food additives	Top 3 Worldwide	Food
Specialty phosphates	Top 2 Worldwide	Food / Engineered Materials
Elemental bromine	#1 Worldwide	Engineered Materials
Phosphorus-based flame retardants	#1 Worldwide	Engineered Materials
Forest fire retardants	#1 Worldwide	Engineered Materials

    Most of our businesses rely on natural resources that are scarce and concentrated in the hands of a few market participants, making it difficult for new competitors to enter our businesses. Our exclusive concessions, intellectual property and proprietary technologies, world-wide marketing and distribution network and high industry start-up costs for new market entrants further add significant barriers to entry.

  •
  Strategically located production and logistics assets.  We benefit from the proximity of our facilities, both in Israel and Europe, to developed economies (Western Europe) and emerging markets (such as China, India and Brazil). For example, in Israel, we ship from two seaports: the Port of Ashdod (with access to Europe and South America) and the Port of Eilat (with access to Asia, Africa and Oceania). Access to these two ports provides us with two distinctive advantages versus our competitors: (1) we have lower plant gate-to-port costs and ocean freight costs, which lowers our overall cost structure and (2) we have faster time to markets due to our proximity to end-markets, allowing us to opportunistically fill short lead-time orders, strengthening our position with our customers. In addition, we are the sole producer with the ability to transport potash and phosphates together, which also contributes to the reduction of costs. Our sales are balanced between emerging markets (approximately 40% of 2013 sales) and developed economies (approximately 60% of 2013 sales).

  •
  Significant operating cash flow generation and return on capital.  Our businesses have historically generated significant amounts of operating cash flow, having generated $1.7 billion and $1.1 billion of operating cash flow in 2012 and 2013, respectively. We are able to generate significant levels of operating cash flow due to the size and scale of our business, our relatively high margins and favorable income tax regimes. These cash flows have enabled us to produce high returns on capital, appropriately maintain and expand our production facilities and take advantage of acquisition opportunities. In addition, since 2007, we have had a policy of paying a quarterly dividend of up to 70% of our net income. This policy has resulted in a strong dividend yield of 8% (equal to the total dividend per share in NIS distributed from net income in 2013, divided by the average price per share on the TASE during 2013).

  •
  Highly knowledgeable people and culture of collaboration and determination.  Our operations are managed by an international management team with extensive industry experience. We develop leaders with strong experience in their fields and the culture to drive change and innovation in our Company. We also bring in leaders from outside the Company to supplement our expertise. We focus on nurturing and empowering talent through a global platform of qualification, collaboration and communication that reinforces innovation.

Our Strategy

        Our "2020—Next Step Forward" corporate strategy is targeted to fulfill essential needs in our three core markets. We have developed a strategic plan based on three value-creation pillars: (1) Efficiency: improve existing operations; (2) Growth: organic and external expansion of our value chain from specialty minerals into the agriculture, food and engineered materials markets; and (3) Enablers: create one global ICL, strengthen innovation, provide an empowering environment to our people and align management with our stakeholders to support our growth and efficiency goals. We intend to implement this strategy while maintaining our strong financial position and our current dividend policy of distributing up to 70% of our net income.

        Our key strategic initiatives include:

  •
  Continuously improve the cost position of our distinctive mineral asset base.  We have identified, and have started implementing cost reduction initiatives in our potash and phosphate operations. At our facility in Spain, we are consolidating our activities from two facilities into one facility while maintaining our production capacity. This will help us lower our fixed costs of production. At Cleveland Potash Ltd. ("Cleveland Potash") in the United Kingdom, we are upgrading our production facilities to improve utilization rates, which will significantly reduce fixed costs per ton.

    Finally, at the Dead Sea in Israel, we are increasing production capacity of our potash processing plants, and implementing process efficiencies to improve our utilization rates. In phosphates, we intend to transform our cost base by implementing an efficiency plan at our Rotem site, including headcount reductions that are currently being implemented and process improvements to increase utilization rates.

  •
  Streamline and integrate our global processes.  We have also identified several areas of efficiency improvements such as procurement, pricing, energy, research and development ("R&D") and other shared services. For example, in procurement we are optimizing expenditures by consolidating our purchasing activities on a global basis. In energy, we are improving technical systems to optimize usage and are building a cogeneration power plant based on natural gas (dual-fuel) in order to achieve energy self-sufficiency in Israel by 2016.

  •
  Expand our production capabilities and reserves base.  We plan to increase our potash production capability to approximately 6 million tons per year by 2018. This will be achieved through debottlenecking in Spain and improved utilization rates in Israel and the United Kingdom. At Cleveland Potash, we are extending the mining area to provide additional reserves and to increase our low-cost polysulphate production, a new fertilizer targeting low sulfur soils. In addition, we are evaluating further capacity increases in our current potash assets and at other potential potash locations. In phosphate, we are increasing our production in Rotem by approximately 15% by improving utilization rates. In addition, we are seeking governmental and municipal approvals for a new mining site—Barir field—in the Negev Desert in Israel, which, if granted, will provide further cost savings and increased scale through a focused investment program. See "Risk Factors—Risks Related to Our Business—Our mining operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries where they are located." Separately, we are assessing additional phosphate reserves in emerging markets with an intention to develop a full phosphate franchise in key regions in the world.

  •
  Expand market demand for our products.  In potash, we will increase our investment in educating emerging market farmers on the economic benefits of applying the optimal levels of potash. In particular, we are focusing on India and Africa due to our current position in these markets, our proximity to them and the currently low application of potash in these markets. This demand creation is intended to secure above-average sales growth in potash for us. We intend to continue driving demand growth for bromine through the development of new products and new applications by increasing our R&D spending, utilizing our industry knowledge, collaborating with others and by advocating for fire safety and mercury control regulations in emerging markets.

  •
  Grow our value-added downstream products.  As part of our growth strategy we intend to use our strong cash flow to further grow our specialty and value-added products organically and through acquisitions. This will allow us to drive strong growth in our businesses and continue to evolve from a product-based to a market-focused organization. In the fast growing and high return-on-assets specialty fertilizers business, we are improving our core technologies and expanding our geographical footprint in liquid fertilizers, advanced coated fertilizers and soluble fertilizers. In food, we intend to expand our existing phosphate-based texture and stability solutions to emerging markets. In addition, we are constantly collaborating with our customers to develop new formulations. The next phase of this strategy is to leverage our expertise and technology platform to provide enhanced texture and stability solutions beyond additives based solely on phosphates, including through acquisitions, strategic partnerships and joint ventures. Finally, in engineered materials, we intend to utilize our expertise and technology in developing bromine and phosphate-based solutions for industrial applications. We also will consider pruning our portfolio by disposing of non-core assets from time to time. Consistent with this strategy, we are currently evaluating potential dispositions. Our goal is to generate over 10% of sales from new product introduction in our specialty businesses (outside potash and commodity phosphates) by 2018.

  •
  Further develop and enhance our "One ICL" culture and empower our people.  In order to achieve our strategies and continue to carry out our evolution from a natural resources company to an essential needs company, we believe we must continue to enable our people to thrive within our organization and are implementing our "One ICL" strategy. Under our "One ICL" strategy, we are working to harmonize our systems (for example, by moving to a single global enterprise resource planning system) and processes and better share best practices across our Company to ensure that we provide the best services within our end-markets and avoid product or divisional silos. We will continue to identify and reward top performing employees and will move them to the right locations within the organization where they can be most effective, while incentivizing them through compensation and performance assessments to help us achieve our goals.

Our History

        We were established in 1968 as a government owned and operated company in Israel and operate today as a limited liability company under the laws of Israel. In 1975, the shares of various development companies (including, among others, Dead Sea Works Ltd. ("Dead Sea Works"), the companies today consolidated as Rotem Amfert Negev Ltd. ("Rotem"), the bromine companies and Tami (IMI) Research and Development Institute Ltd. ("Tami")) were transferred to us. In 1992, following a decision by the Israeli government to privatize our Company, Israel published its tender prospectus, and the shares of ICL were listed on the TASE. Prior to our public share issuance, we issued to Israel a special state share (the "Special State Share") in our Company and our main Israeli subsidiaries. See "Description of Share Capital—The Special State Share."

        In 1995, Israel sold its controlling interest in us (representing approximately 24.9% of our shares) to Israel Corporation, which was controlled at that time by the Eisenberg family. A majority of the ordinary shares held by Israel were sold during the following years. In 2000, Israel ceased to be an interest holder in terms of holding any ordinary shares in us, but it retained the Special State Share. In 1999, the Ofer Group acquired the Eisenberg family's shares in Israel Corporation. Immediately prior to this offering, Israel Corporation holds approximately 52.38% of our outstanding ordinary shares. If Israel Corporation determines to sell the ordinary shares to the underwriters, it will cease to have voting rights with respect to the ordinary shares subject to the offering, and if Israel Corporation determines to enter into forward sale agreements, it will cease to have voting rights with respect to the ordinary shares it makes available to the forward counterparties pursuant to such agreements. To the extent Israel Corporation determines to enter into forward sale agreements, it will, at the relevant settlement dates, regain voting rights with respect to the ordinary shares it makes available to the forward counterparties under these agreements if it elects cash settlement for such settlement dates.

Other Information

        Our legal and commercial name is Israel Chemicals Ltd. Our registered office and principal place of business is located at Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv 61202, Israel. The telephone number at our registered office is +972-3-684-4400. Our website address is www.icl-group.com. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this prospectus.

 THE OFFERING

The offering	Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, our controlling shareholder, Israel Corporation, will determine whether to enter into forward sale agreements, to sell the ordinary shares to the underwriters as further described in this prospectus, or to effect a combination of the foregoing.

If Israel Corporation determines to enter into forward sale agreements only, pursuant to the forward sale agreements Israel Corporation will sell, and the forward counterparties will purchase, up to                                    ordinary shares, subject to the terms and conditions of the forward sale agreements.

If Israel Corporation determines to only offer the ordinary shares pursuant to this offering, the number of ordinary shares so offered will be .
Ordinary shares issued and outstanding as of the date of this prospectus	1,295,015,589 ordinary shares.
Option to purchase additional shares

To the extent that Israel Corporation determines to enter into forward sale agreements, the forward counterparties will grant the underwriters the right to purchase an additional            ordinary shares, and if this option is exercised, Israel Corporation will make available to the forward counterparties additional ordinary shares and the size of the forward sale agreements will be increased. To the extent that Israel Corporation determines to sell the ordinary shares to the underwriters, it will grant the underwriters the right to purchase an additional            ordinary shares.

Use of proceeds

We will not receive any proceeds from the sale of the ordinary shares by the underwriters, whether Israel Corporation determines to enter into forward sale agreements or sell the ordinary shares directly to the underwriters, including from any exercise by the underwriters of their option to purchase additional shares. Israel Corporation will receive proceeds from the sale of the ordinary shares by the underwriters if it determines to sell the ordinary shares directly to the underwriters and will receive proceeds from the forward counterparties if it determines to enter into forward sale agreements.

Dividend policy

Our Board of Directors has adopted a dividend policy to pay quarterly dividends of up to 70% of our net income. Any dividends must be declared by our Board of Directors, which will take into account various factors including our profits, our investment plan, our financial status and additional factors they deem appropriate. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends. See "Dividend Policy." We declared a special one-time $500 million dividend on February 11, 2014, which was paid on March 26, 2014 with an ex-dividend date of March 12, 2014. In addition, we declared an $83 million dividend on March 19, 2014, which will be paid on May 27, 2014, with an ex-dividend date of May 13, 2014.

Risk factors	See "Risk Factors" for a discussion of risks you should consider before deciding to invest in our ordinary shares.
Proposed NYSE trading symbol	"ICL."
Conflicts of Interest

If Israel Corporation decides to enter into forward sale agreements, our ordinary shares will be sold by the underwriters in connection with the forward sale agreements. Because Morgan Stanley & Co. LLC is acting as an underwriter for the offering and, in the event the sales are made pursuant to the forward sale agreements, will receive in its capacity as a forward counterparty at least 5% of the proceeds of this offering, a conflict of interest under Financial Industry Regulatory Authority ("FINRA") Rule 5121 is deemed to exist. As required by FINRA Rule 5121,         has agreed to act as "qualified independent underwriter" for this offering and has participated in the preparation of, and has exercised the usual standards of "due diligence" in respect of, this prospectus. See "Underwriting—Conflicts of Interest."

        Unless we specifically state otherwise, the information in this prospectus does not take into account:

  •
  the sale of up to            ordinary shares that the underwriters have the option to purchase from the forward counterparties or Israel Corporation, as applicable and;

  •
  11,995,400 ordinary shares issuable upon the exercise of options outstanding as of March 31, 2014 under our incentive compensation plans at a weighted average exercise price of NIS 42.92 per share (see "Management—Incentive Compensation Plans" for more information about our outstanding option plans).

 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following tables present our summary consolidated financial data for each of the periods indicated. You should read this information in conjunction with "Presentation of Financial and Other Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited financial statements, including the notes thereto, included elsewhere in this prospectus.

        We have derived our summary consolidated income statement data for the quarters ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011 and our summary consolidated balance sheet data as of March 31, 2014 and December 31, 2013 and 2012 from our financial statements included elsewhere in this prospectus, which have been prepared in accordance with IFRS, as issued by the IASB. We have derived our summary consolidated income statement data for the years ended December 31, 2010 and 2009 and our summary consolidated balance sheet data as of December 31, 2011, 2010 and 2009 from our consolidated financial statements, which are not included herein.

	Three Months Ended March 31,		For the Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
			(in thousands of U.S. dollars, except for share data)
Income Statement Data:
Sales	$1,612,673	$1,640,441	$6,271,542	$6,471,433	$6,868,550	$5,571,976	$4,356,053
Cost of sales	1,049,420	981,471	3,861,572	3,760,235	3,767,962	3,185,609	2,579,057
Gross profit	563,253	658,970	2,409,970	2,711,198	3,100,588	2,386,367	1,776,996
Selling, transportation and marketing expenses	220,212	208,705	850,325	797,291	861,976	774,147	550,136
General and administrative expenses	74,293	67,642	281,491	248,782	265,142	235,095	186,351
Research and development expenses, net	22,661	20,502	82,870	74,099	70,126	61,948	51,635
Other expenses	3,596	604	110,194	61,085	29,929	7,741	94,144
Other income	(761)	(1,491)	(16,276)	(23,691)	(4,660)	(11,218)	(3,604)
Operating income	243,252	363,008	1,101,366	1,553,632	1,878,075	1,318,654	898,334
Finance expenses, net	18,585	1,791	26,855	60,894	77,812	60,187	1,477
Share in earnings of equity accounted investees	2,664	(756)	25,685	26,555	34,265	31,729	43,695
Income before income taxes	227,331	360,461	1,100,196	1,519,293	1,834,528	1,290,196	940,552
Income taxes	95,384	54,779	280,023	217,561	333,470	261,579	166,238
Net income attributable to the shareholders of the Company	131,260	305,348	818,573	1,300,076	1,498,151	1,024,740	770,420
Net income attributable to non-controlling interests	687	334	1,600	1,656	2,907	3,877	3,894
Earnings per share:
Basic earnings per share	$0.103	$0.240	$0.644	$1.024	$1.182	$0.810	$0.610
Fully diluted earnings per share	$0.103	$0.240	$0.644	$1.024	$1.177	$0.806	$0.608
Weighted average number of ordinary shares outstanding:
Basic	1,270,431	1,270,362	1,270,414	1,270,009	1,267,699	1,264,425	1,262,991
Diluted	1,270,431	1,270,440	1,270,414	1,270,117	1,272,945	1,271,598	1,266,398
Cash Flow Data:
Net cash provided by operating activities	$167,338	$192,092	$1,126,909	$1,727,218	$1,358,744	$1,565,958	$1,225,442
Net cash used in investing activities	(287,821)	(219,787)	(839,332)	(740,709)	(625,529)	(679,052)	(463,768)
Net cash used in financing activities	(179,707)	(55,993)	(309,990)	(1,018,624)	(833,666)	(725,088)	(726,686)

	As of March 31,	As of December 31,
	2014	2013	2012	2011	2010	2009
	(in thousands of U.S. dollars)
Balance Sheet Data:
Cash and cash equivalents	$247,819	$188,340	$206,067	$238,141	$354,654	$198,787
Property, plant and equipment	3,822,631	3,686,240	3,097,385	2,615,420	2,182,647	2,087,444
Total assets	8,344,326	7,973,485	7,344,911	6,963,674	6,184,818	5,702,616
Short-term credit and current portion of long-term debt	881,132	718,284	552,062	361,578	47,804	81,663
Long-term debt	1,549,030	1,243,638	916,594	847,006	844,168	555,204
Debentures	275,000	67,000	228,708	485,470	528,728	503,794
Total equity	3,207,148	3,678,674	3,388,264	3,090,251	2,644,390	2,794,849

	Three Months Ended March 31,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
		(in thousands of U.S. dollars)
Other Data:
Adjusted EBITDA(1)	$339,332	$1,568,492	$1,945,042	$2,225,058	$1,609,645	$1,254,658

(1)
We disclose in this prospectus a financial measure titled Adjusted EBITDA. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our income to Company shareholders plus depreciation and amortization plus financing expenses, net and taxes on income plus items we view as unusual.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting financing expenses, net), taxation (affecting taxes on income) and the age and book depreciation of facilities and equipment (affecting relative depreciation and amortization), which may vary for different companies for reasons unrelated to operating performance. Adjusted EBITDA is a non-IFRS measure for reporting our total Company performance. Our management believes, however, that disclosure of Adjusted EBITDA provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, Adjusted EBITDA, as presented in this prospectus, may not be comparable to similary titled measures reported by other companies due to differences in the way that these measures are calculated.

  The table below reconciles Adjusted EBITDA to the IFRS measure, income to Company shareholders:

	Three Months Ended March 31,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
		(in thousands of U.S. dollars)
Income to Company shareholders	131,260	818,573	1,300,076	1,498,151	1,024,740	770,420
Depreciation and amortization	86,103	347,741	322,511	315,625	253,139	228,023
Finance expenses, net	18,585	26,855	60,894	77,812	60,187	1,477
Taxes on income	95,384	280,023	217,561	333,470	261,579	166,238
Unusual items, net(a)	8,000	95,300	44,000	—	10,000	88,500

Adjusted EBITDA	$339,332	$1,568,492	$1,945,042	$2,225,058	$1,609,645	$1,254,658

(a)
Unusual expense in the first quarter of 2014 includes costs caused by the strike at our Rotem subsidiary. Unusual expense in 2013 includes $60 million of early retirement expense at our Rotem subsidiary in Israel from an early retirement program and a $25 million increase in a waste removal provision and $10 million asset write-down in our Industrial Products segment. Unusual expense in 2012 includes $33 million of early retirement expense at Rotem and $22 million of early retirement expense in our Industrial Products segment, offset by $11 million of unusual income due to a VAT refund. Unusual expense in 2010 includes an expense relating to a malfunction at our sulfuric acid plant. Unusual expense in 2009 includes an early retirement expense and an expense relating to a plant shutdown in our Performance Products segment.

        The following table reconciles Adjusted EBITDA for the year ended December 31, 2013 for each of our operating segments to operating income, which is the most similar IFRS measure:

	Fertilizers	Industrial Products	Performance Products	Other	Eliminations(a)
	(in thousands of U.S. dollars)
Operating income	821,071	114,525	195,797	(16,574)	10,632
Depreciation and amortization	218,428	75,071	46,580	6,323	1,339
Unusual items, net(b)	60,200	35,100	—	—	—
Adjusted EBITDA	1,099,699	224,696	242,377	(10,251)	11,971

(a)
Represents elimination of intercompany transactions, and share in earnings of equity accounted investees.

(b)
Unusual expense in our Fertilizers segment includes an early retirement expense at Rotem. Unusual expense in our Industrial Products segment includes a $25 million increase in a waste removal provision and $10 million asset write-down.

RISK FACTORS

        Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our ordinary shares could decline, and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See "Special Note Regarding Forward-Looking Statements." Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks facing our Company or investments in the Middle East and Europe described below and elsewhere in this prospectus.

 Risks Related to Our Business

Our mining operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries where they are located.

        Our mining business depends on concessions granted to us by the respective governments in the countries in which our mining operations are located. Loss or impairment of these concessions could materially and adversely affect our business, financial condition and results of operations.

        We extract potash and sodium chloride in Israel, Spain and the United Kingdom and bromine, magnesium and certain other minerals in Israel pursuant to concessions and licenses in those countries. In Israel, the concession granted by the government to utilize the resources of the Dead Sea ends on March 31, 2030. As consideration, we pay royalties to the Israeli government. In Spain, the government granted our Fertilizers segment mining rights based on legislation from 1973. Some of these licenses are valid until 2037 and the rest are valid until 2067. In exchange for these licenses, we pay royalties to the Spanish government. In the United Kingdom, the mining concession of Cleveland Potash is based on approximately 114 mining leases and concessions for extracting various minerals, in addition to numerous easements and rights of way from private land owners and rights to mine in the North Sea granted by the United Kingdom. The terms of all of these leases, concessions, easements and rights of way extend for periods ranging from 2015 to 2038. See "Business—Mineral Extraction and Mining Operations—Concessions and Mining Rights."

        Furthermore, we mine phosphate rock from phosphate deposits in the Negev Desert in accordance with three concessions from the State of Israel valid up to the end of 2021. In exchange for these concessions, we are required to pay royalties to the Israeli government.

        In addition to our existing phosphate mines in the Negev Desert, which we estimate have up to approximately eight years of remaining reserve life phosphate and for production of phosphoric acid, our plan for mining phosphates in Barir field (South Zohar) in the Negev is in the planning approval stages, and it has not yet been decided whether to file the plan with the proper authorities. Residents of the surrounding towns and villages and the Bedouin settlement in the area have objected to the filing of the plan and continuation of the related planning stages, due to the fear of environmental and health dangers they contend will be caused as a result of operation of the mine. While we believe the mining activities in Barir field do not involve any risks to the environment or to people, others may reach contrary conclusions. After an expert appointed by the Israeli Ministry of the Prime Minister expressed his opinion that there is no health hazard in the Barir field, the Israeli Ministry of Health appointed an expert on its behalf to examine the matter before the Israeli Ministry of Health formulates an opinion. On April 3, 2014, we learned that the Israeli Ministry of Health had received the opinion of its expert and, after reading the opinion, the Israeli Ministry of Health decided to oppose mining, including exploratory mining, in the Barir field. We disagree with the Israeli Ministry of Health's interpretation of this opinion. Based on our understanding of this opinion, we believe this opinion does not contradict our position that the mining activities in Barir field do not involve any risks to the environment or to people. The residents of nearby towns are continuing to object to advancement of the mining plan and even to mining tests. Non-receipt of approval to mine in the Barir field will significantly harm our future mining reserves in the medium and long term. If we fail to receive such approval and cannot find alternative sources of phosphates, our business, financial condition and results of operations may be materially and adversely affected.

        Our ability to operate and/or expand our production and operating facilities is dependent on our receipt of, and compliance with, permits issued by governmental authorities, including authorities in Israel, Spain and the United Kingdom. A decision by a government authority to deny any of our permits applications may impair our business and operations.

        In addition, existing permits are subject to challenges with respect to their validity, revocation, modification and non-renewal. Any successful challenges with respect to the validity of our permits or the revocation, modification or non-renewal of our permits could materially adversely impact our operations and financial condition. In addition, a failure to comply with the terms of our permits could result in payment of substantial fines and subject us to criminal sanctions.

        In December 2013, the Israeli Knesset enacted the Law for the Promotion of Competition and the Mitigation of Concentration. Among other things, the law sets out new procedures with respect to the allocation of rights in essential infrastructure fields, such as natural resources (including any grant of a new concession or extension or renewal of an existing concession or permit), and requires consideration of control concentration factors. In particular, a governmental authority cannot allocate rights in such areas to a "significant concentrating entity" on a list to be promulgated by the government of companies with high levels of revenue, without taking into account various factors such as the impact on competition in the industry. We have received a letter from the Israeli Antitrust Authority responsible for this list seeking information about us in contemplation of adding us to such list. This could have an adverse effect on our ability to renew our existing concessions and permits in Israel and to receive new ones.

The locations of some of our mines and facilities expose us to various natural disasters.

        We are exposed to natural disasters, such as flooding and earthquakes, that may cause material damage to our business.

        In Israel, some of our plants are located on the African-Syrian Rift, a seismically active area. In recent years sinkholes and underground cavities have been discovered in the area of the Dead Sea, which could cause harm to our plants. In the area of Sodom, where many of our plants are located, there are occasional flash floods in the stream-beds. While we have insurance coverage that covers these types of damage, subject to payment of deductibles, the insurance may not be sufficient to cover all of these damages.

        In addition, we have underground mines in the United Kingdom and Spain. Water leakages into these mines might cause disruptions to mining or loss of the mine. We do not have property insurance for the underground property of our mine in the United Kingdom.

The accumulation of salt at the bottom of Pond 5, the central evaporation pond in our solar evaporation pond system used to extract minerals from the Dead Sea, requires the water level of the pond to be constantly raised in order to maintain the production capacity of our fertilizers.

        As part of the evaporation process, salt in Pond 5 at the Dead Sea (which is the main evaporation pond in our system of solar ponds) is sinking at the rate of about 20 million tons per year. Sinking of the salt causes a reduction of the brine volume in the pond. Our production process requires that a fixed brine volume be preserved in the pond. For this purpose, the water level of the pond is raised by approximately 20 centimeters annually. Failure to raise the water level by this amount will cause a reduction in our production capacity. However, raising the water level of the pond above a certain level is likely to cause structural damage to the foundations and the hotel buildings situated close to the water's edge and to other infrastructure on the western shoreline of Pond 5.

        We are currently working with the Israeli government to develop various temporary defenses and a permanent solution, which consists of full harvesting of the salt in such a manner that raising the water level in Pond 5 will not be necessary after completion of the harvesting. The temporary defenses are supposed to provide protection pending the implementation of a permanent solution, which is supposed to provide protection until the end of the current concession period in 2030. According to the Dead Sea Protection Company, the total cost of the salt harvesting is estimated, as of October 2010, to be an undiscounted amount of NIS 7 billion. The Israeli government will bear up to 20% of the cost of the salt harvesting. The Israeli government's maximum commitment (20% of NIS 3.8 billion, the discounted amount) is linked to the CPI and bears interest at the rate of 7%. See "Business—Mineral Extraction and Mining Operations" for more information about these temporary defenses and the proposed permanent solution. There is no assurance that the temporary defenses or the permanent solution will be fully implemented or, if implemented, that they will prevent damage to the surrounding infrastructure or our operations at Pond 5. The failure to develop a solution or any such damage could materially and adversely affect our business, financial condition and results of operations.

A new pumping station will be required due to the receding water level of the Dead Sea.

        As part of our production process in Israel, we pump water from the Dead Sea through a special pumping station and deliver it to the salt and carnallite ponds. Due to the receding water level of the Dead Sea, the water line is receding from the current pumping station and construction of a new pumping station is necessary. Construction of the new station depends on, among other things, receipt of statutory approvals. We have set up a designated team to advance the required processes and to monitor the various developments that could impact receipt of the statutory approvals. A failure to construct the new pumping station on time may impair our ability to pump the required amount of raw material from the Dead Sea.

        In addition, as the water level of the Dead Sea recedes, we may be pressured to reduce our usage of minerals from the Dead Sea, which could have a material and adverse impact on our business, financial condition and results of operations.

Any disruption in the transportation services we use to ship our products could have a material adverse effect on our business, financial condition and results of operations.

        Approximately one-half of our net sales are sales of bulk products characterized by large quantities. Most of this production quantity is shipped from two seaports in Israel from dedicated facilities. It is not possible to ship large quantities in bulk from other facilities. Any significant disruption with regard to the seaport facilities, including due to strikes by port workers or regulatory restrictions, could delay or prevent exports of our products to our customers overseas, which could materially and adversely affect our business, financial condition and results of operations.

As a multinational company, we are exposed to fluctuations in currency exchange rates.

        Our multinational activities expose us to the impact of currency exchange rate fluctuations. Our financial statements are prepared in U.S. dollars. Our sales are made in a variety of currencies, primarily in U.S. dollars and euros. The portion of our sales made in currencies other than the U.S. dollar exposes us to fluctuations in the exchange rates of these currencies against the U.S. dollar. The functional currency of most of our foreign subsidiaries outside Israel and the United States is the local currency; therefore, the revenue and expenses of these companies in the local non-U.S. dollar currency do not represent exposure. On the other hand, revenues and expenses of these companies denominated in U.S. dollars expose these companies to fluctuations in currency exchange rates of the U.S. dollar against their functional currencies.

        A portion of our expenses in Israel are incurred and paid in NIS. Therefore, we are exposed to strengthening of the currency exchange rate of the NIS relative to the U.S. dollar (i.e., an appreciation of the NIS). Our strategy is to partially hedge against the exposure described above according to market conditions and projections regarding developments in currency exchange rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk."

Because some of our liabilities bear interest at variable rates, we are subject to the risk of interest rate increases.

        A portion of our liabilities bear interest at variable rates. We are exposed to the cash flow risk stemming from an increase in interest rates, which would increase our financing expenses and adversely affect our results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk."

We are subject to risks associated with our international sales and operations, which could negatively affect our sales to customers in foreign countries as well as our operations and assets in foreign countries. Some of these factors may also make it less attractive to distribute cash generated by our operations outside Israel to our shareholders, to use cash generated by our operations in one country to fund our operations or repayments of indebtedness in another country or to support other corporate purposes.

        In 2013, we derived approximately 95% of our sales from customers located outside Israel. As a result, we are subject to numerous risks and uncertainties relating to international sales and operations, including:

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  difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010 and Section 291A of the Israeli Penal Law;

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  unexpected changes in regulatory environments;

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  increased government ownership and regulation of the economy in the countries we serve;

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  political and economic instability, including the possibility for civil unrest, inflation and adverse economic conditions resulting from governmental attempts to reduce inflation, such as imposition of higher interest rates and wage and price controls; and

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  the imposition of tariffs, exchange controls, trade barriers or other restrictions.

        The occurrence of any of the above in the countries in which we operate or elsewhere could jeopardize or limit our ability to transact business there and could adversely affect our revenue and operating results and the value of our assets located outside Israel.

        In addition, tax regulations, currency exchange controls and other restrictions may also make it economically unattractive to utilize cash generated by our operations in one country to fund our operations or repayments of indebtedness in another country or to support other corporate purposes.

Some of our employees have pension and health insurance arrangements that are our responsibility.

        Some of our employees in Israel and overseas have pension and health insurance arrangements that are our responsibility. Against some of these liabilities, we have monetary reserves that are invested in financial assets. See note 21 to our audited financial statements for information about our employee benefits liabilities and composition of plan assets. Changes in life expectancy, changes in the capital market or changes in other parameters by which undertakings to employees and retirees are calculated, and statutory amendments could increase our net liability for these arrangements.

We could be adversely affected by price increases or shortages with respect to our principal raw materials.

        We use water, energy and various raw materials as inputs and we could be affected by higher costs or shortages of these materials.

        Our phosphate facilities use large quantities of water purchased from the Mekorot Company, Israel's national water company, at prices set by the government. If these prices rise significantly, our costs will rise as well. In our plants in Sodom, we obtain water from an independent system that is not part of the national water system. A shortage of water in the water sources in proximity to the plants would force our Fertilizers segment to seek water sources located further away at higher cost.

        Our plants consume large amounts of energy. Significant price increases for energy, or energy shortages, in Israel would affect production costs and/or quantities. The production processes and facilities at our magnesium plant require a continuous supply of electricity. While our magnesium plant has two power supply sources—our power station in Sodom and the national electricity network—there is no assurance that power supply from these two sources could not both be damaged. Prolonged damage to the regular supply of electricity may damage the plants and the environment. In addition, the current supply of gas to our subsidiaries in Israel is dependent on a single supplier and also on a single gas pipeline with limited transmission capacity. While our plants are prepared for the use of alternative energy (fuel oil and/or diesel), an increase in our energy costs, or energy shortages could materially and adversely affect our business, financial condition and results of operations.

        In addition, an increase in price or shortage of raw materials, such as sulfur (which we purchase from a third party) could reduce our margins and adversely impact our results of operations and our business.

        We can provide no assurance that we will be able to pass through increased costs relating to water, energy or other raw materials, such as sulfur, that we must source from third parties. Our inability to efficiently and effectively pass through cost increases could adversely affect our margins. In addition, shortages in our principal raw materials may disrupt production and adversely affect the performance of our business.

The construction of a canal connecting the Red Sea to the Dead Sea could negatively impact the production of our plants.

        A draft of the final World Bank report evaluating the feasibility of a canal from the Red Sea to the Dead Sea in order to address the shrinking of the Dead Sea was recently published and Israel, the Palestinian Authority and Jordan have signed an agreement to implement a similar but much smaller project involving construction of a pipeline from the Red Sea. The objective of the canal is to desalinate water for countries in the region (mainly Jordan), stabilize the level of the Dead Sea and contribute to regional peace. Such a canal would likely change the composition of the Dead Sea, which could negatively impact the production of our plants.

We are subject to the risk of labor disputes, slowdowns and strikes.

        From time to time we experience labor disputes, slowdowns and strikes. For example, we recently underwent a strike at our Rotem subsidiary in Israel. Most of our employees are subject to collective bargaining agreements. Lengthy slowdowns or strikes at any of our plants could disrupt production and prevent delivery of products that had already been ordered, and it takes time to return to full capacity production in all facilities. In addition, due to the interdependency of our plants, slowdowns or strikes in any one of our plants could have a material impact on us. See "Business—Employees."

Our operations and sales are subject to the volatility of market supply and demand and we face significant competition from some of the world's largest chemical companies.

        In addition to seasonal and cyclical variations (mainly in our Fertilizers segment), some of our businesses are characterized by fluctuations caused, in part, by factors on the supply side, such as entry into the market of new manufacturers and products and expansion of the production capacity of existing manufacturers, as well as changes on the demand side. Some of our products are commodities that are available from multiple sources. Our competitors include some of the world's largest chemical companies. Some of these companies are state-owned or government-subsidized. The primary competitive factor with respect to our products is price. Our prices for our products are impacted by the prices prevailing in the market. At the end of July 2013, Uralkali announced that it was discontinuing its joint marketing with Belaruskali (Uralkali and Belaruskali are the leading potash producers in Russia and Belarus). In addition, it was reported in the media that Uralkali would implement a new policy in potash sales of preferring quantity over price. We believe this announcement triggered a trend of falling potash prices. Additional competitive factors include product quality, customer service and technical assistance. If we are unable to compete effectively with these companies, our results of operations would likely be materially adversely affected.

A committee established by the Israeli finance minister is currently considering higher taxes and royalties on our operations.

        The Israeli Minister of Finance, Mr. Yair Lapid, has established a public committee, headed by Prof. Eytan Sheshinski, for examination of the policy with respect to the royalties received by the State of Israel from private entities, including us, for use of national natural resources such as potash and phosphate. The committee is required, among other things, to examine the royalties policy from a broad perspective, while making reference to the impacts on the present agreements between the various parties engaged in these matters and the State of Israel. A similar committee for the oil and gas industries concluded that the tax and royalty rates should be increased significantly. If the committee determines that the taxes and royalties we pay should be increased and the Israeli government agrees, it could have a material adverse effect on us. According to its letter of appointment, the committee is required to submit its recommendations to the Minister of Finance by June 2014. On November 4, 2013, we submitted our position in writing to the committee. Our request, dated December 3, 2013, to exclude this matter from the committee's jurisdiction was denied by the Minister of Treasury.

        For additional information regarding Dead Sea Works's commencement of an arbitration proceeding in connection with what we view as the Israeli government's breach of our concession agreement with respect to the Dead Sea due to its convening of this committee, see note 23 to our audited financial statements. On March 27, 2014, the Israeli Ministry of Finance notified Dead Sea Works that it has rejected its request to appoint an arbitrator on behalf of the State of Israel. The Israeli Ministry of Finance contends that the establishment of the committee falls with the State of Israel's administrative authorities and does not constitute a disagreement or dispute between the parties according to the concession agreement. The State of Israel further argues that an arbitration panel is not the appropriate forum for challenging the establishment of the committee and its work and that the establishment of the committee does not fall under the relevant clause in respect of which the parties may turn to arbitration. On April 30, 2014, Dead Sea Works filed a request in the Jerusalem District Court that such court order the appointment of an arbitrator on behalf of the State of Israel for the purpose of managing the arbitration process between Dead Sea Works and the State of Israel in accordance with the binding arbitration arrangements between the parties. A court hearing has been scheduled for July 10, 2014. See "Business—Legal Proceedings—Dead Sea Works Proceedings."

Inaccuracies in our estimates of mineral reserves and resource deposits could result in lower than expected sales and higher than expected costs.

        We base our mineral reserve and resource estimates on engineering, economic and geological data assembled and analyzed by our engineers and geologists, which are reviewed by outside firms. However, reserve estimates are necessarily imprecise and depend to some extent on statistical inferences drawn from available drilling data, which may prove unreliable. There are numerous uncertainties inherent in estimating quantities and qualities of reserves and non-reserve deposits and costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable commercial reserves necessarily depend on a number of factors and assumptions, all of which may vary considerably from actual results, such as:

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  geological and mining conditions and/or effects from prior mining that may not be fully identified by available data or that may differ from experience;

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  assumptions concerning future prices of products, operating costs, mining technology improvements, development costs and reclamation costs; and

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  assumptions concerning future effects of regulation, including the issuance of required permits and taxes by governmental agencies.

        Any inaccuracy in our estimates related to our mineral reserves and non-reserve mineral deposits could result in lower than expected sales and higher than expected costs.

We intend to expand our business through acquisitions and various initiatives to increase production and reduce costs at our existing operations. This could result in a diversion of resources and extra expenses, a disruption of our business and an adverse effect on our financial condition and results of operations.

        One of the components of our strategy is to pursue acquisitions of businesses or to enter into joint ventures. The negotiation process with respect to potential acquisitions or joint ventures, as well as the integration of acquired or jointly developed businesses, will require management to invest time and resources, in addition to the necessary financial investments. There is no guarantee that the acquired businesses or joint ventures will be successfully integrated with our products and operations and we may not realize the intended benefits of the acquisition or joint venture.

        Future acquisitions could result in:

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  substantial cash expenditures;

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  potentially dilutive issuances of equity securities;

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  the incurrence of debt and contingent liabilities, including liabilities for environmental damage caused by acquired businesses before we acquired them;

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  a decrease in our profit margins; and

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  amortization of intangibles and impairment of goodwill.

        If future acquisitions disrupt our operations, our business may be materially and adversely affected.

        In addition, we are working on a number of initiatives to improve our existing operations, including initiatives to increase production in Spain and Israel and reduce operating costs at our facilities, especially in the United Kingdom and Spain (which have relatively high costs of production). These initiatives may cost more or take longer than we anticipate and we may not be able to achieve our goals. If we cannot do so, our competitive position could be adversely affected.

Our tax liabilities may be higher than expected.

        We are subject to taxes in many jurisdictions, and discretion is required in determination of the provisions for our tax liability. Similarly, we are subject to examination by tax authorities in many different jurisdictions. As part of these examinations, the relevant tax authorities may disagree with the amount of taxable income, as stated, deriving from our inter-company agreements and may also dispute our interpretation of the applicable tax legislation. For example, the tax authorities in Israel issued an assessment to us demanding that we pay additional tax in the amount of approximately $230 million in respect of the years 2009 to 2011. See note 20 to our audited financial statements. Even though we believe our estimates are reasonable, the final outcome of these examinations and any related legal proceedings may be different than the provisions that we record in respect of our tax liability and may have a significant impact on our results of operations. No tax expenses were included in our financial statements in connection with this assessment.

Risks Related to Our Industry

Our operations and sales are subject to a crisis in the financial markets.

        We are a multinational company and our financial results are affected by global economic trends, the changes in terms of trade and financing, and fluctuations of currency exchange rates. A crisis in the financial markets could cause a reduction in the international sources of credit available for the purpose of financing commercial operations. The impact of such a crisis might be expressed in terms of availability of credit to us and our customers, and of the price of credit. In addition, the volatility and uncertainty in the European Union affect our activities in this market.

Sales of our fertilizer products are subject to the condition of the agricultural industry.

        Most of our fertilizer products are sold to producers of agricultural products. Fertilizer sales may be adversely impacted as a result of a decline in agricultural produce prices or the availability of credit, or other events that cause farmers to plant less and consequently reduce their use of fertilizers. For example, periods of high demand, increasing profits and high capacity utilization tend to lead to new investment in crops and increased production. This growth increases supply until the market is over-saturated, leading to declining prices and declining capacity utilization until the cycle repeats. As a result, the prices and volumes of fertilizer products have been volatile. This price and volume volatility may cause our results of operations to fluctuate and potentially deteriorate. The price at which we sell our fertilizer products and our sales volumes could fall in the event of industry oversupply conditions, which could have a material adverse effect on our business, financial condition and results of operations. In contrast, high prices may lead our customers to delay purchasing decisions in anticipation of future lower prices, thereby decreasing our sales volumes. These phenomena could materially and adversely affect our business, financial condition and results of operations.

        In addition, government policies, and specifically, subsidy levels, may affect the amount of agricultural crops and, as a result, sales of our fertilizer products. Generally, reductions in agricultural subsidies or increases in subsidies to local fertilizer manufacturers in a country where we sell our products are likely to have a negative impact on our fertilizer business.

        Finally, the agricultural industry is strongly affected by local weather conditions. Conditions such as heavy storms, long periods of drought, floods, or extreme seasonal temperatures are likely to affect the local crop's quality and yield and cause a reduction in the use of fertilizers. Loss of sales in an agricultural season in a target country as a result of weather-related events can cause a loss of sales for the whole year.

Sales of our industrial products are affected by various factors that are not within our control, including developments in the electronics markets and legislative changes impacting the use of our products.

        Our industrial products accounted for 20.7% of our sales (before set-offs of inter-segment sales) in 2013. Our sales of these products are dependent on various factors outside our control. For instance, a large proportion of our industrial products are sold for use as flame retardants. This area is subject to government regulation around the world, which can restrict certain uses of flame retardants. In addition, various "green" organizations have been increasing their pressure to reduce the use of bromine-based flame retardants, and various countries are assessing possible limitations on the use of bromine-based flame retardants. The European Union has already banned the bromine-based flame retardant DECA for use in electrical and electronic applications, and it is likely that DECA will be prohibited for all uses in the European Union in 2017 at the earliest. See "Business—Regulatory and Environmental, Health and Safety Matters." Sale of oil drilling products depends on the extent of operations in the oil drilling market, mainly in deep drillings in the high seas, which in turn is dependent on fuel prices, and on the decisions of oil companies regarding rates of production and areas of production of oil and gas.

        In addition, a large portion of our industrial products are used as inputs for end-products. For example, a significant portion of our flame retardants are added to plastic components in electronic devices, including personal computers and televisions. The slowdown of the global economy in recent years as well as the increasing use of smart phones and tablets as opposed to personal computers have led to a decline in the demand for personal computers, which in turn has caused a decline in the demand for bromine-based flame retardants sold by our Industrial Products segment. Beginning in late 2012, there was also a slump in demand for bromine-based flame retardants for construction. Our strategy is to attempt to increase the demand through development of new products and new applications, by introducing bromine products such as flame retardants into new geographic areas where they are not currently used or to develop their use as part of new applications. A failure to increase demand for our bromine-based products could have a material adverse effect on our business, financial condition and results of operations.

Sales of our performance products are affected by various factors that are outside our control, including a recession or slowdown in the world economy as well as an increase in the euro exchange rate vis-à-vis the U.S. dollar.

        Sales of our performance products are affected by various factors that are outside our control, including general economic conditions in the markets where we operate. For example, our sales may be affected by the slow economic recovery or any reversal thereof in Europe. We have significant manufacturing operations in Europe and a large portion of our European sales are in euros, whereas some of our competitors are manufacturers outside Europe whose operational currency is the U.S. dollar. As a result, the revaluation of the euro exchange rate vis-à-vis the U.S. dollar increases the competitive advantage of these competitors.

As an industrial chemicals company, we are subject to various legislative and licensing restrictions in Israel and throughout the world in the areas of environmental protection and safety. Related compliance costs and hazards inherent to the nature of our business may have a negative effect on our results of operations.

        Because we are active in the field of industrial chemicals, we are significantly affected by legal rulings and licensing authorities in the areas of environmental protection and safety. In recent years, there has been a significant increase in the stringency and enforcement of legislative directives and regulatory requirements in these areas, in Israel and throughout the world, and the cost of compliance has risen significantly. Additionally, legislative changes throughout the world may prohibit or restrict use of our products, due to environmental protection, health or safety considerations. Standards that will be adopted in the future are likely to affect us and change our methods of operation. Furthermore, some of our licenses, including business licenses and mining licenses, are for fixed periods and must be renewed from time to time. Renewal of the licenses is not certain and the renewal may be made contingent on additional conditions. See "Business—Regulatory and Environmental, Health and Safety Matters."

        In addition, although we take precautions to enhance the safety of our operations and minimize the risk of disruptions, we are subject to hazards inherent in chemical manufacturing and the related storage and transportation of raw materials, products and wastes. These hazards include explosions, fires, mechanical failures, remediation complications, chemical spills and discharges or releases of toxic or hazardous substances. These and other hazards are also inherent in our mining operations, particularly underground mining. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. In addition, our manufacturing facilities contain sophisticated manufacturing equipment. In the event of a major disruption in the operations of any of this equipment, we may not be able to resume manufacturing operations for an extended period of time. The occurrence of material operating problems at our facilities, including, but not limited to, the events described above, may have a material adverse effect on us, during and after the period of such operational difficulties, as we are dependent on the continued operation of our production facilities and we may become subject to substantial liabilities related to these circumstances.

Due to the nature of our Company, we are exposed to administrative and legal proceedings, both civil and criminal, including as a result of alleged environmental contamination caused by certain of our facilities.

        From time to time we are exposed to administrative and legal proceedings, both civil and criminal, including as a result of alleged environmental contamination caused by certain of our facilities. In addition, from time to time examinations and investigations are conducted by enforcement authorities in and outside Israel. See "Business—Legal Proceedings."

        Furthermore, we are from time to time exposed to claims alleging physical or property damage, which may cause us financial harm. In addition, some of the manufacturing or marketing activities (and sometimes transportation and storage as well) entail safety risks that we attempt to minimize but are not able to eliminate. In various countries, including Israel and the United States, legislation exists that can impose liability on us irrespective of our actual intent or negligence. Other laws place responsibility on defendants jointly and severally, and sometimes retroactively, and therefore can cause us to be liable for activities done jointly with others and at times by others. We may also be found liable for claims related to land that we mined or activities that we conducted within our premises, after such activities have ceased.

        In addition, over the past several years, there has been an increase in the filing of claims together with a request for their certification as class actions. Due to the nature of class actions, these claims may be for very high amounts and the costs of defending against such actions may be significant even if the claims are without merit. In addition, our insurance policies include coverage limitations, are restricted to certain causes of action and may not cover claims relating to certain types of damages. In August 2013, a request was filed in the District Court of Tel Aviv for certification of a claim as a class action against us, Israel Corporation, PotashCorp Cooperative Agricultural Society Ltd., the members of our Board of Directors and our Chief Executive Officer. The aggregate amount of the damages claimed is NIS 2.75 billion or NIS 3.28 billion (depending on the share price used to calculate the alleged damages). We have not made a provision for this claim in our audited financial statements. See note 23 to our audited financial statements and "Business—Legal Proceedings—Securities Law Proceedings" for additional information.

We are exposed to the risk of third-party and product liability claims.

        We are also exposed to risk of liability related to damage caused to third parties by our operations or by our products. For example, we are subject to a number of claims alleging bodily injury as a result of discharges to the Kishon River and of various pollutants in the vicinity of our Ramat Hovav plants. We are also subject to claims alleging liability for the impacts from the rising water level at one of our evaporation ponds at the Dead Sea. See note 23(C) to our audited financial statements. We have third-party liability insurance for damages caused by our operations and for product liability. However, there is no certainty that this insurance will fully cover all damage for such liability. Likewise, sale of faulty products by us might give rise to recall of products by us or by our customers that used the products.

Our insurance policies may not be sufficient to cover all actual losses that we may incur in the future.

        We maintain property, environmental, business interruption and casualty insurance policies, but we are not fully insured against all potential hazards and risks incident to our business. We are subject to various self-retentions and deductibles under these insurance policies. As a result of market conditions, our loss experience and other factors, our premiums, self-retentions and deductibles for insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. In addition, significantly increased costs could lead us to decide to reduce, or possibly eliminate, coverage. As a result, a disruption of operations at one of our key facilities or a significant casualty could have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Operations in Israel

Due to our location in Israel, our operations may be subject to war or acts of terror.

        War or acts of terror in the locations where we operate are likely to negatively impact us. This impact may manifest itself in production delays, distribution delays, loss of property, injury to employees, and appreciation of insurance premiums. In addition, our plants are more likely to be targets of terrorist acts due to the chemicals they store. We do not have property insurance against war or acts of terror, other than compensation from the State of Israel pursuant to Israeli law, which covers only physical property damage, without accounting for reinstatement values.

        Since the construction of our initial facilities in the 1950s, we have never experienced material business interruptions as a result of war or acts of terror, but we can provide no assurance that we will not be subject to any such interruptions in the future.

        Our computer network and production technologies constitute a basic platform for operational continuity and are also potential targets for acts of terror. Potential cyber threats can cause damage to systems, data loss, software vulnerability and external and internal access to sensitive and confidential information. We have implemented a plan for safeguarding and backing up the information systems. The activities include: separation of the information networks from the computerized process systems, physical safeguarding of the computer rooms and terminals and training of employees. However, there is no assurance that our plan will successfully accomplish its goals.

We conduct operations in Israel and therefore our business, financial condition and results of operations may be materially and adversely affected by political, economic and military instability in Israel and its region.

        Our headquarters, some of our operations, and some of our mining facilities are located in central Israel and many of our key employees, directors and officers are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could materially and adversely affect our business, financial condition and results of operations and could make it more difficult for us to raise capital. Recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel's neighbors Egypt and Syria, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries and have raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among parties hostile to Israel in areas that neighbor Israel, such as the Syrian government, Hamas in Gaza and Hezbollah in Lebanon. Any armed conflicts, terrorist activities or political instability in the region could materially and adversely affect our business, financial condition and results of operations. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our operations may be disrupted as a result of the obligation of Israeli citizens to perform military service.

        Many Israeli citizens are obligated to perform one month, and in some cases more, of annual military reserve duty until they reach the age of 45 (or older, for reservists with certain occupations) and, in the event of a military conflict, may be called to active duty. In response to terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups.

It may be difficult to enforce a U.S. judgment against us and our directors and executive officers named in this prospectus, in Israel or the United States, or to serve process on our directors and executive officers.

        We are incorporated under Israeli law. Many of our directors and executive officers listed in this prospectus reside outside the United States, and most of our assets are located outside the United States. Therefore, a judgment obtained against us or many of our directors and executive officers in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. See "Enforcement of Judgments."

Your rights and responsibilities as a shareholder will be governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

        We are incorporated under Israeli law. The rights and responsibilities of the holders of our ordinary shares are governed by our Articles of Association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company's articles of association, increases in a company's authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders' actions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

Risks Related to Our Ordinary Shares and the Offering

We are controlled by one of our shareholders. This shareholder may make decisions with which other shareholders may disagree.

        Immediately prior to this offering, Israel Corporation holds approximately 52.38% of our outstanding ordinary shares. If Israel Corporation determines to sell the ordinary shares to the underwriters, it will cease to have voting rights with respect to the ordinary shares subject to the offering, and if Israel Corporation determines to enter into forward sale agreements, it will cease to have voting rights with respect to the ordinary shares it makes available to the forward counterparties pursuant to such agreements. To the extent Israel Corporation determines to enter into forward sale agreements, it will, at the relevant settlement dates, regain voting rights with respect to the ordinary shares it makes available to the forward counterparties under these agreements if it elects cash settlement for such settlement dates.

        The interests of Israel Corporation may differ from your interests. Israel Corporation exercises control over our operations and business strategy and has sufficient voting power to control many matters requiring approval by our shareholders, including:

  •
  the composition of our Board of Directors (other than external directors);

  •
  mergers or other business combinations;

  •
  certain future issuances of ordinary shares or other securities; and

  •
  amendments to our Articles of Association.

        In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our Company. Israel Corporation could also sell its stake and transfer control to another party without your consent.

The existence of a Special State Share gives Israel veto power over transfers of certain assets and shares above certain thresholds, and may have an anti-takeover effect.

        Israel holds a Special State Share in our Company and in some of our Israeli subsidiaries. The Special State Share entitles Israel, among other things, to restrict the transfer of certain assets and some acquisitions of shares by any person that would become a holder of specified amounts of our share capital. See "Description of Share Capital—The Special State Share" for a further discussion of these restrictions. Because the Special State Share restricts the ability of a shareholder to gain control of our Company, the existence of the Special State Share may have an anti-takeover effect and therefore depress the price of our ordinary shares.

The market price of our ordinary shares is subject to fluctuation, which could result in substantial losses for our investors.

        The stock market in general, and the market price of our ordinary shares in particular, is subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares on the TASE has fluctuated in the past, and we expect it will continue to do so. The market price of our ordinary shares is and will be subject to a number of factors, including:

  •
  expiration or terminations of licenses or concessions;

  •
  general equity market conditions;

  •
  decisions by the Israeli government that affect us;

  •
  variations in our and our competitors' results of operations;

  •
  changes in earnings estimates or recommendations by securities analysts; and

  •
  general market conditions and other factors, including factors unrelated to our operating performance.

        These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses for our investors.

There has been no prior public market in the United States for our ordinary shares, and an active trading market in the United States may not develop.

        Prior to this offering, there has been no public market in the United States for our ordinary shares. An active trading market in the United States may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares.

If equity research analysts issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

        The trading market for our ordinary shares will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

You may be diluted by the future issuance of additional ordinary shares in connection with our incentive plans, acquisitions or otherwise.

        We have approximately 190 million ordinary shares authorized but unissued. We may choose to raise substantial equity capital in the future: (1) to acquire or invest in businesses, products or technologies and other strategic relationships and (2) to finance unanticipated working capital requirements and respond to competitive pressures. The issuance of any additional ordinary shares in the future, or any securities that are exercisable for or convertible into our ordinary shares, will have a dilutive effect on our shareholders since by raising additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing shareholders, and these securities may have rights, preferences or privileges senior to those of our existing shareholders. In addition, 11,995,400 options for our ordinary shares were outstanding as of March 31, 2014. See "Management—Incentive Compensation Plans." Any ordinary shares that we issue, including under any options plans, would dilute the percentage ownership held by the investors who purchase ordinary shares in this offering.

If our existing shareholders sell additional ordinary shares, either on the TASE or the NYSE, after this offering, or if the forward counterparties or their affiliates sell additional ordinary shares to adjust their respective hedge positions during the terms of the forward sale agreements, the market price of our ordinary shares could decline.

        The sale of substantial amounts of our ordinary shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our ordinary shares on the TASE or the NYSE. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We have a total of 1,295,015,589 ordinary shares outstanding. All of our outstanding shares will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, including Israel Corporation, may be sold only in compliance with the limitations described in "Shares Eligible for Future Sale."

        We, our directors and officers, and Israel Corporation will sign lock-up agreements with the underwriters that will, subject to certain exceptions, including with respect to sales by pledgees under margin loans, restrict the sale of ordinary shares held by them for 180 days following the date of this prospectus. Upon the expiration of the lock-up agreements, all of such shares will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144.                 may, in its sole discretion, release all or any portion of the shares subject to lock-up agreements. See "Underwriting" for a description of these lock-up agreements.

        As described under "Prospectus Summary—The Offering," Israel Corporation may enter into forward sale agreements pursuant to which it would agree to sell, and the forward counterparties would agree to purchase from Israel Corporation, up to            shares, subject to the terms and conditions of the forward sale agreements. Israel Corporation would have the right to elect cash settlement under the forward sale agreements in lieu of delivering ordinary shares. To the extent Israel Corporation elects cash settlement under the forward sale agreements, the forward counterparties will return to Israel Corporation the ordinary shares it previously made available to the forward counterparties. Subsequent to the sale of the ordinary shares covered by this prospectus to establish their respective initial hedge positions in respect of the forward sale agreements, if applicable, the forward counterparties or their affiliates may make additional sales and purchases of ordinary shares to adjust their respective hedge positions during the terms of the forward sale agreements. Neither we, Israel Corporation nor the forward counterparties make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares, but any selling activities could depress the price of our ordinary shares. In addition, neither we, Israel Corporation nor the forward counterparties make any representation that the forward counterparties or any of their affiliates will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register our ordinary shares or securities convertible into or exchangeable for our ordinary shares issued pursuant to our equity incentive plans. The ordinary shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                ordinary shares.

        As restrictions on resale end, the market price of our ordinary shares could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our ordinary shares or other securities.

We may not be able to fulfill our dividend policy in the future.

        Our Board of Directors has adopted a dividend policy to pay quarterly dividends of up to 70% of our net income. Any dividends must be declared by our Board of Directors, which will take into account various factors including our profits, our investment plan, our financial status and additional factors they deem appropriate. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends, to reduce the amount of dividends paid, to pay dividends on an ad-hoc basis or to adopt a share buyback program.

Our ordinary shares will be traded on different markets and this may result in price variations.

        Our ordinary shares have traded on the TASE since 1992 and will be listed on the NYSE following this offering. Trading in our ordinary shares on these markets will be made in different currencies (U.S. dollars on the NYSE and NIS on the TASE) and take place at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

We will incur additional costs as a result of this offering, and our management will be required to devote substantial time to new compliance initiatives as well as to compliance with ongoing U.S. and Israeli reporting requirements.

        As a public company in the United States, we will incur additional significant accounting, legal and other expenses that we did not incur before the offering of our ordinary shares on the NYSE, including costs associated with complying with the requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly. The implementation and testing of new compliance processes and systems may require us to hire outside consultants and incur other significant costs. In addition, any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the NYSE, as well as applicable Israeli reporting requirements, for so long as they apply to us, could result in increased costs to us as we respond to such changes.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NYSE requirements, which may result in less protection than is afforded to investors under rules applicable to domestic issuers.

        As a foreign private issuer, we will be permitted to follow certain home country corporate governance practices instead of those otherwise required by the NYSE for domestic issuers. For instance, we may follow home country practices in Israel with respect to, among other things, composition and function of the audit and finance committee and other committees of our Board of Directors and certain general corporate governance matters. In addition, in certain instances we will follow our home country law, instead of NYSE rules applicable to domestic issuers, which require that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control of our Company, certain transactions other than a public offering involving issuances of a 20% or more interest in our Company and certain acquisitions of the stock or assets of another company. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is afforded to investors under the NYSE rules applicable to domestic issuers.

        In addition, as a foreign private issuer, we will be exempt from the rules and regulations under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), related to the furnishing and content of proxy statements and the requirements of Regulation FD (Fair Disclosure), and our directors, officers and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

You will incur immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase.

        The initial public offering price of $            per ordinary share will be substantially higher than the net tangible book value of our outstanding ordinary shares. Accordingly, if you purchase our ordinary shares at the initial public offering price, you will incur immediate and substantial dilution of $            per ordinary share.

We have a history of quarterly fluctuations in our results of operations due to the seasonal nature of the demand for some of our products. We expect these fluctuations to continue. Fluctuations in our results of operations may disappoint investors and result in a decline in our share price.

        We have experienced, and expect to continue to experience, fluctuations in our quarterly results of operations. Our sales have historically been stronger in the second and third quarters of each year. This is due to the mix of products we sell in those quarters, as well as the mix of sales in different countries. If, for any reason, our revenues in the second and third quarters are below seasonal norms, we may not be able to recover these sales in subsequent quarters and our annual results of operations may not meet expectations. If this occurs, the market price of our ordinary shares could decline.

Although we do not expect to be a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes in the foreseeable future, no assurance can be given in that regard, and if we were a PFIC for any taxable year, certain adverse U.S. federal income tax consequences could apply to U.S. investors.

        In general, a non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties and gains from transactions in commodities (other than certain active business gains from the sales of commodities). Based on the manner in which we operate our business, we do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, because PFIC status depends on the composition and character of a company's income and assets and the value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. investor owned our ordinary shares, such U.S. investor may be subject to certain adverse U.S. federal income tax consequences, including increased tax liability on gains from dispositions of the ordinary shares and certain excess distributions, and a requirement to file annual reports with the U.S. Internal Revenue Service. U.S. investors should note that we do not intend to provide shareholders with the information that would enable them to make a qualifying electing fund ("QEF") election, which, if available, would result in alternative treatment. See "Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains statements that constitute "forward-looking statements," many of which can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" and "potential," among others.

        Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in "Risk Factors" in this prospectus. These risks and uncertainties include factors relating to:

  •
  loss or impairment of business licenses or mining permits or concessions;

  •
  natural disasters;

  •
  failure to raise the water level in evaporation Pond 5 in the Dead Sea;

  •
  accidents or disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas;

  •
  labor disputes, slowdowns and strikes involving our employees;

  •
  currency rate fluctuations;

  •
  rising interest rates;

  •
  general market, political or economic conditions in the countries in which we operate;

  •
  pension and health insurance liabilities;

  •
  price increases or shortages with respect to our principal raw materials;

  •
  volatility of supply and demand and the impact of competition;

  •
  changes to laws or regulations (including environmental protection and safety and tax laws or regulations), or the application or interpretation of such laws or regulations;

  •
  government examinations or investigations;

  •
  the difference between actual reserves and our reserve estimates;

  •
  failure to integrate or realize expected benefits from acquisitions and joint ventures;

  •
  volatility or crises in the financial markets;

  •
  cyclicality of our businesses;

  •
  changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control;

  •
  decreases in demand for bromine-based products and other industrial products;

  •
  litigation, arbitration and regulatory proceedings;

  •
  war or acts of terror; and

  •
  other risk factors discussed under "Risk Factors."

        Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

 PRICE RANGE OF OUR ORDINARY SHARES

        Our ordinary shares have traded on the TASE under the symbol "ICL" since 1992. As of March 31, 2014 the Company had 1,295,015,589 ordinary shares issued and outstanding, par value NIS 1 per share. No new shares will be issued in connection with this prospectus. See "Description of Share Capital" for a detailed description of the rights attached to the shares.

        The following table shows the annual, quarterly and monthly ranges of the high and low per share sales price for our ordinary shares as reported by the TASE in NIS and U.S. dollars. U.S. dollar per ordinary share amounts are calculated using the U.S. dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel.

	NIS Price Per Ordinary Share		U.S. Dollar Price Per Ordinary Share
	High	Low	High	Low
Annual:
2013	51.75	24.48	13.87	6.74
2012	50.10	38.22	12.94	9.85
2011	64.78	33.91	17.93	8.99
2010	62.70	40.19	17.43	10.78
2009	55.44	25.45	14.67	6.55
Quarterly:
Second Quarter (through May 14, 2014)	31.55	29.76	9.13	8.53
First Quarter 2014	31.97	27.01	9.21	7.71
Fourth Quarter 2013	31.35	28.03	8.84	7.95
Third Quarter 2013	36.55	24.48	10.07	6.74
Second Quarter 2013	49.16	35.70	13.54	9.90
First Quarter 2013	51.75	44.91	13.87	11.85
Fourth Quarter 2012	50.10	44.59	12.94	11.94
Third Quarter 2012	48.64	41.93	12.20	10.72
Second Quarter 2012	43.76	38.22	11.75	9.85
First Quarter 2012	44.40	38.64	11.92	10.27
Most Recent Six Months:
May 2014 (through May 14, 2014)	31.55	29.96	9.13	8.69
April 2014	31.47	29.76	9.07	8.53
March 2014	31.97	28.95	9.21	8.29
February 2014	30.58	28.28	8.66	8.07
January 2014	31.86	27.01	9.12	7.71
December 2013	30.56	28.10	8.67	8.00
November 2013	31.30	28.87	8.88	8.17

 USE OF PROCEEDS

        We will not receive any proceeds from the sale of the ordinary shares by the underwriters, whether Israel Corporation determines to enter into forward sale agreements or sell the ordinary shares directly to the underwriters, including from any exercise by the underwriters of their option to purchase additional shares. Israel Corporation will receive proceeds from the sale of the ordinary shares by the underwriters if it determines to sell the ordinary shares directly to the underwriters and will receive proceeds from the forward counterparties if it determines to enter into forward sale agreements.

DIVIDEND POLICY

        Our Board of Directors approved the payment of a quarterly dividend at a rate of up to 70% of our net income on March 27, 2007, and reapproved that policy on May 24, 2010 and August 6, 2013. Any dividends must be declared by our Board of Directors, which will take into account various factors including, inter alia, our profits, our investment plan, our financial position, the progress relating to our strategy plan, the conditions prevailing in the market and additional factors they deem appropriate. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends. Any dividends declared on our ordinary shares will be declared and paid in U.S. dollars. Dividends paid to Israeli shareholders are generally converted into NIS on the basis of the representative exchange rate prevailing on the day prior to the ex-dividend date of the dividend.

        The terms of certain of our existing indebtedness require us to maintain a minimum level of shareholders' equity, which could restrict our ability to pay dividends in the future. See note 17(D) to our audited financial statements for additional information regarding covenants in our loan agreements and their impact on our ability to pay dividends.

        In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due. See "Description of Share Capital—Our Ordinary Shares—Dividends and Liquidation Rights." Generally, dividends paid by an Israeli company are subject to an Israeli withholding tax, except for dividends paid to an Israeli company. For a discussion of certain tax considerations affecting dividend payments, see "Tax Considerations."

        The following table sets forth the cash dividends we have paid on our ordinary shares since January 1, 2009.

Year Ended December 31,	Dividend per Ordinary Share (in U.S. dollars)	Aggregate Dividends (in thousands of U.S. dollars)
2009	0.44	549,037
2010	0.92	998,251
2011	0.75	1,131,033
2012	0.80	1,019,222
2013	0.50	634,388
2014 (through May 13)	0.39	500,000	(1)

(1)
Represents a special one-time dividend of $500 million declared on February 11, 2014, which was paid on March 26, 2014 with an ex-dividend date of March 12, 2014.

        In addition, we declared an $83 million dividend on March 18, 2014, which will be paid on May 27, 2014, with an ex-dividend date of May 13, 2014. On May 14, 2014, we declared a $91.5 million dividend, which will be paid on June 25, 2014, with an ex-dividend date of June 10, 2014.

 CAPITALIZATION

        The following table sets forth our consolidated capitalization as of March 31, 2014, derived from our unaudited condensed consolidated interim financial statements prepared in accordance with IFRS, as issued by the IASB.

        This table should be read in conjunction with, and is qualified in its entirety by reference to "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited financial statements and the related notes included elsewhere in this prospectus.

As of March 31, 2014
(in thousands of U.S. dollars)
Long-term indebtedness, excluding current portion:
Loans from banks and others	$1,549,030
Debentures	275,000

Total long-term indebtedness, excluding current portion	1,824,030
Equity:
Share capital (Ordinary shares, NIS 1 par value, 1,484,999,999 shares authorized, 1,295,015,589 shares issued and outstanding; Special State Share, NIS 1 par value, 1 share authorized, 1 share issued and outstanding)	542,853
Share premium	133,633
Capital reserves	84,412
Retained earnings(1)	2,680,945
Treasury shares	(260,113)

Total equity attributable to the shareholders of the Company	3,181,730
Non-controlling interests	25,418

Total equity	3,207,148

Total capitalization(2)	$5,031,178

(1)
We declared an $83 million dividend on March 19, 2014, which will be paid on May 27, 2014, with an ex-dividend date of May 13, 2014. In addition, we declared a $91.5 million dividend on May 14, 2014, which will be paid on June 25, 2014, with an ex-dividend date of June 10, 2014.

(2)
Total capitalization equals total long-term indebtedness, excluding current portion, plus total equity.

 DILUTION

        If you invest in our ordinary shares in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per ordinary share and the net tangible book value per ordinary share. Dilution results from the fact that the per share offering price of the ordinary shares is substantially in excess of the net tangible book value per share attributable to the ordinary shares.

        Our net tangible book value of as of March 31, 2014 was $2,386.8 million, or $1.88 per ordinary share. Net tangible book value per share is determined by dividing our tangible net worth—i.e., total assets, less intangible assets, minus total liabilities—by the aggregate number of ordinary shares outstanding. As we will not receive any of the proceeds of this offering, our net tangible book value will not be affected by the offering. The offering of the ordinary shares at an assumed initial public offering price of $        per share (the last reported sale price of our ordinary shares on the TASE on            , 2014) represents an immediate dilution to new investors of $          per share. The following table illustrates this per share dilution:

Initial public offering price	$
Net tangible book value per share as of March 31, 2014		1.88

Dilution per share to new investors	$

        Dilution is determined by subtracting net tangible book value per share after the offering from the initial public offering price per share.

        Israel Corporation and our officers and directors have only purchased a limited number of ordinary shares in the five years prior to the date of this prospectus, including purchases by Israel Corporation of shares from our former chief executive officer, shares acquired upon option exercise and a small number of purchases by officers or directors on the TASE. The prices paid in these transactions were in most cases at or above the current market price of our ordinary shares and the price anticipated to be paid in the offering, and do not reflect any substantial disparity to the price of the ordinary shares offered hereby.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables present our selected consolidated financial data for each of the periods indicated. You should read this information in conjunction with "Presentation of Financial and Other Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited financial statements, including the notes thereto, included elsewhere in this prospectus.

        We have derived our selected consolidated income statement data for the quarters ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011 and our selected consolidated balance sheet data as of March 31, 2014 and December 31, 2013 and 2012 from our financial statements included elsewhere in this prospectus, which have been prepared in accordance with IFRS, as issued by the IASB. We have derived our selected consolidated income statement data for the years ended December 31, 2010 and 2009 and our selected consolidated balance sheet data as of December 31, 2011, 2010 and 2009 from our consolidated financial statements, which are not included herein.

	Three Months Ended March 31,		For the Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(in thousands of U.S. dollars, except for share data)
Income Statement Data:
Sales	$1,612,673	$1,640,441	$6,271,542	$6,471,433	$6,868,550	$5,571,976	$4,356,053
Cost of sales	1,049,420	981,471	3,861,572	3,760,235	3,767,962	3,185,609	2,579,057
Gross profit	563,253	658,970	2,409,970	2,711,198	3,100,588	2,386,367	1,776,996
Selling, transportation and marketing expenses	220,212	208,705	850,325	797,291	861,976	774,147	550,136
General and administrative expenses	74,293	67,642	281,491	248,782	265,142	235,095	186,351
Research and development expenses, net	22,661	20,502	82,870	74,099	70,126	61,948	51,635
Other expenses	3,596	604	110,194	61,085	29,929	7,741	94,144
Other income	(761)	(1,491)	(16,276)	(23,691)	(4,660)	(11,218)	(3,604)
Operating income	243,252	363,008	1,101,366	1,553,632	1,878,075	1,318,654	898,334
Finance expenses, net	18,585	1,791	26,855	60,894	77,812	60,187	1,477
Share in earnings of equity accounted investees	2,664	(756)	25,685	26,555	34,265	31,729	43,695
Income before income taxes	227,331	360,461	1,100,196	1,519,293	1,834,528	1,290,196	940,552
Income taxes	95,384	54,779	280,023	217,561	333,470	261,579	166,238
Net income attributable to the shareholders of the Company	131,260	305,348	818,573	1,300,076	1,498,151	1,024,740	770,420
Net income attributable to non-controlling interests	687	334	1,600	1,656	2,907	3,877	3,894
Earnings per share:
Basic earnings per share	$0.103	$0.240	$0.644	$1.024	$1.182	$0.810	$0.610
Fully diluted earnings per share	$0.103	$0.240	$0.644	$1.024	$1.177	$0.806	$0.608
Weighted average number of ordinary shares outstanding:
Basic	1,270,431	1,270,362	1,270,414	1,270,009	1,267,699	1,264,425	1,262,991
Diluted	1,270,431	1,270,440	1,270,414	1,270,117	1,272,945	1,271,598	1,266,398

		As of December 31,
	As of March 31, 2014	2013	2012	2011	2010	2009
	(in thousands of U.S. dollars, except for share data)
Balance Sheet Data:
Cash and cash equivalents	$247,819	$188,340	$206,067	$238,141	$354,654	$198,787
Total current assets	3,231,544	3,041,640	3,063,065	3,207,255	3,004,085	2,652,707
Property, plant and equipment	3,822,631	3,686,240	3,097,385	2,615,420	2,182,647	2,087,444
Total assets	8,344,326	7,973,485	7,344,911	6,963,674	6,184,818	5,702,616
Short-term credit and current portion of long-term debt	881,132	718,284	552,062	361,578	47,804	81,663
Long-term debt	1,549,030	1,243,638	916,594	847,006	844,168	555,204
Debentures	275,000	67,000	228,708	485,470	528,728	503,794
Total equity	3,207,148	3,678,674	3,388,264	3,090,251	2,644,390	2,794,849

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read together with "Selected Consolidated Financial Data" and our audited financial statements and the related notes appearing elsewhere in this prospectus. Our audited financial statements have been prepared in accordance with IFRS, as issued by the IASB. Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

        This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. See "Special Note Regarding Forward-Looking Statements." Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled "Risk Factors" and elsewhere in this prospectus.

 Principal Factors Affecting Our Results of Operations and Financial Condition

        We are a multinational company, the financial results of which are affected by the demand for basic agricultural products, global economic trends, changes in terms of trade and financing, and fluctuations in currency exchange rates. Together with and as part of our business strategy, we are taking steps to adapt our marketing and production policies to global market conditions. We are also focusing on improving our cash flows and diversifying our financing sources, and we are committed to taking continuous actions to improve efficiency and reduce costs.

        We are an Israeli corporation, and we have significant production facilities in Israel. Accordingly, we are affected by the political, economic and security conditions prevalent in Israel. See "Risk Factors—Risks Related to Our Operations in Israel—We conduct operations in Israel and therefore our business, financial condition and results of operations may be materially and adversely affected by political, economic and military instability in Israel and its region."

        Our sales are affected by pricing for our products and the quantities we sell. In the second half of 2013 and the first quarter of 2014, prices for certain of our key products were lower, but this was partially offset by higher quantities sold. Our margins were adversely affected by the lower prices.

        Energy expenses accounted for approximately 7% of our total operating costs in 2013. Of these energy expenses, the cost of oil and oil products, electricity and natural gas represented approximately 14% ($52 million), 48% ($182 million) and 25% ($95 million), respectively, in 2013. We expect that with the gradual increase in the use of natural gas, energy expenses as a percentage of total operating costs will decline and the mix of these costs will change.

        In 2012, our gas supplier in Israel, the Yam Tethys partnership, announced that it was being forced to reduce the quantities of gas it supplied because of the dilution of the gas in its well. The rate of the decline in the supply of gas from Yam Tethys, compared with the potential use in 2012, amounted to approximately 53%. On April 1, 2013, the supply of gas from the Tamar Field commenced, as a substitute for the quantity supplied by the Yam Tethys partnership. Supply of the gas from the Tamar Field fulfills all of our gas needs for the facilities for which we have completed conversions. Increase in the use of natural gas in our facilities is expected to significantly reduce emissions of pollutants in the area surrounding our facilities, improve the quality of the output, reduce the maintenance expenses and lead to a significant monetary savings due to the transition from the use of more expensive fuels.

        In 2012 and 2013, our shipping expenses amounted to approximately 7% of our total operating costs. In 2013, our shipping costs amounted to approximately $384 million. In recent years, bulk shipping prices have been extremely volatile. After several years of falling marine bulk transportation prices, commencing in the third quarter of 2013 there was an increase in the transportation prices that continued throughout the fourth quarter of 2013 as well. In 2012, the average Baltic Dry Index ("BDI"), which measures the average price to ship raw materials around the world by sea, was 923 points compared to an average of

1,547 points in 2011, representing a decrease of 40%. The average BDI for the fourth quarter of 2013 was 1,858 points, constituting an increase of about 100% compared with the corresponding quarter in 2012.

        Our financial statements are prepared in U.S. dollars. Most of our sales are in U.S. dollars, even though a portion of our sales is in other currencies, mainly euros. Part of our operating expenses in Israel are denominated in NIS; therefore, devaluation of the average NIS exchange rate against the U.S. dollar has a positive impact on our profitability, while appreciation has the opposite effect. Devaluation of the average exchange rate of the euro against the U.S. dollar has a negative impact on our profitability, while appreciation has the opposite impact. On the other hand, devaluation of the euro against the U.S. dollar improves the competitive ability of our subsidiaries whose functional currency is the euro, compared with competitors whose functional currency is the U.S. dollar.

        We hedge against our exposure to the risks described above, particularly our exposure to the cost of sales and operating expenses denominated in NIS, other currencies that are not the functional currency of our subsidiaries, marine transportation prices and energy prices. Since most of these hedging transactions are treated as economic (non-accounting) hedges, they are not reflected in our operating costs but instead recorded as finance income or expenses in our statements of income. Our management determines the extent of our hedging activities based on their estimation of our cost of sales and operating expenses, as well as their expectations of developments in the markets in which we operate. See "—Quantitative and Qualitative Disclosures About Market Risk—Risk Management."

  Trends Affecting Our Fertilizers Segment

        There is a relationship among the amount of available arable land, the amount of food needed for the population and the use of fertilizers. Natural population growth, changes in food consumption habits (a shift to richer nutrition, largely based on animal protein, which increases grain consumption) resulting from the rising standard of living, mainly in developing countries, and environmental-quality considerations along with the aspirations of certain advanced economies to reduce dependence on oil imports, which have strengthened the trend of shifting to production of fuel from agricultural products (bio-fuels), affect the increase in global consumption of grains (cereals, rice, soya, corn, etc.). Over the last few years, these trends led to a continuing decline in the worldwide ratio of grain inventories to annual consumption, which stabilized around 20% to 22% during the past five years. A decline in the worldwide ratio of grain inventories to annual consumption caused higher prices of agricultural produce, increased planting of grain crops worldwide, and higher yield per unit of agricultural land, mainly through the increased application of fertilizers. In 2013, there was an increase in cheap alternative energy sources, such as the production of shale gas in the United States. The impact of these alternatives energy sources on overall energy prices could also impact the economic viability of the production of bio-fuels and the rate of growth of their use. Production of ethanol from corn in 2013 was somewhat higher than in 2012. Nonetheless, in light of the pressure on the U.S. government to reduce the required level of ethanol production (the required use levels of bio-fuels in the United States, Europe and Brazil are defined by law) and the decision of the U.S. Environmental Protection Agency ("EPA") not to increase the percentage of ethanol in gasoline (the blending rate) from 10% to 15%, no increase in the demand for corn on the part of the ethanol industry is expected in 2014 in the United States, which is the main market for these fuels.

        Commencing from the middle of 2013, there was a moderate decline in the prices of most grains, due to an expectation of a large harvest and an increase in the planting areas, mainly of corn in the United States. In January 2014, corn prices fell to their lowest level since August 2010. This trend reversed in the first quarter of 2014 and a moderate upward trend in corn prices began due to high demand. In the second half of 2013, there was a decrease in soya prices, although the decrease was more moderate than corn prices. Similar to the trend with corn prices, there was an increase in soya prices in the first quarter of 2014 because there was a fear of harm to the harvest in South Africa as a result of dry weather conditions and as a result of strong demand in the United States and China. Wheat prices also fell more moderately from their record levels in 2012. However, due to an increase in the demand for wheat imports in China and a fear of damage to the harvests in South America, along with dry weather conditions in the main growing regions in the United States, wheat prices returned to a moderate climb in the first quarter of 2014. Rice is the only agricultural product that maintained its high price with a mild upward trend from the beginning of 2012.

        Based on a report published by the USDA in April 2014, an increase is expected in the ratio of the inventories of grains to annual consumption, up to 20.30% at the end of the 2013/2014 agricultural year, compared with 19.76% in the prior agricultural year. This represents a decrease as compared to 20.42% in the 2011/2012 agricultural year. Most of the increase stems from an increase in the inventory of corn.

        In the short term, the demand for fertilizers is volatile and seasonal and is affected by factors such as the weather in the world's central agricultural growing regions, fluctuations in the scope of the planting of the main crops, agricultural input costs, agricultural product prices and developments in biotechnology. Some of these factors are influenced by subsidies and credit lines granted to farmers or to producers of agricultural inputs in various countries, and by environmental regulation. Changes in currency exchange rates, legislation and international trade policy also affect the supply, demand and level of consumption of fertilizers worldwide. Notwithstanding the volatility that may be caused in the short term as a result of these factors, we estimate that the policy of most countries in the world is to ensure an orderly supply of high-quality food to their residents, including by encouraging agricultural production, which should preserve the long-term growth trend of fertilizer consumption.

        Worldwide sales of potash recovered in 2013, compared with 2012, although at a lower rate than expected at the beginning of the year. According to IFA estimates, global potash sales in 2013 will amount to approximately 53.3 million tons, compared with 51.7 million tons in 2012, an increase of 3.1%. Worldwide potash sales in the first half of 2013 were greater than in the prior year. However, the second half of 2013 ushered in a number of challenges that unfavorably impacted demand, including an erosion of 18% in the exchange rate of the Indian rupee against the U.S. dollar between January and November 2013 (which impacted the demand for imports from India, one of the world's largest importers of potash) and the decline in the prices of agricultural commodities in the fourth quarter of 2013. In addition, in July 2013, the Russian potash producer Uralkali announced its exit from its joint potash marketing company with Belaruskali (BPC) and its decision to change its marketing strategy from preferring price to preferring quantity. This announcement triggered uncertainty with respect to potash prices and, as a result, led to a halt in demand for potash in the third quarter of 2013. In the fourth quarter of 2013, demand for potash stabilized.

        In the beginning of 2013, our Fertilizers segment signed three-year framework contracts with a number of customers in China for the sale of 3.3 million tons of potash. The sale prices in accordance with these agreements will be determined in negotiations between the parties from time to time. As part of these agreements, in January 2014, our Fertilizers segment signed agreements for the supply of potash in the aggregate amount of approximately 660 thousand tons in the first half of 2014, at a price that was $95 per ton CFR less than the contracts signed in 2013. During the second half of 2013, a number of sale transactions to customers in China were executed based on the current spot rate.

        In the Indian market, a change in the subsidy policies for fertilizers and the devaluation of the local currency against the U.S. dollar gave rise to a significant increase in the retail price of potash and phosphates to farmers, which caused a decline in demand. Imports of potash into India fell from 4.5 million tons in 2011 to 3.4 million tons in 2012 and to 3.1 million tons in 2013. In the first quarter of 2014, the potash manufacturers signed contracts at a price that embodies a decline of $105 per ton compared with the price closed in the prior supply contracts in India in the beginning of 2013. In April 2014, our Fertilizers segment agreed with some of its customers in India to supply potash for the 2014/2015 year, in an aggregate quantity of approximately 700 thousand tons (including option quantities). The selling price agreed to is about the same as the price set in transactions with other producers supplying potash to the Indian market.

        Imports of potash to Brazil in 2013 reached about 7.6 million tons, constituting an increase of about 3.5% over 2012, which was a record year for potash imports. Lively demand for import of potash continued

this year as well in the first quarter of 2014 and imports into the country increased by 65% in the first quarter of 2014 compared with the corresponding period in 2013.

        The worldwide demand for phosphate fertilizers was weak during all of 2013, mainly as a result of low demand in India and postponement of purchases throughout the world. A number of countries relied mainly on inventories accumulated as of the end of 2012. Global consumption of phosphate fertilizers in 2013 was approximately 40.9 million tons of P2O5, according to IFA estimates. The decline stemmed from a sharp drop in demand in India and a more moderate decline in North America, mainly in the United States, which was partly offset by increased consumption in Latin America, Europe and East Asia.

        In 2012, there was an erosion of potash prices. In 2013, there was surplus potash production capacity, mainly due to an increase in the production capacity of various potash producers, particularly in Canada and Russia. At the end of July 2013, the Russian potash manufacturer Uralkali announced its exit from the potash marketing company that is jointly owned by it and Belaruskali (BPC), through which the two manufacturers, Uralkali and Belaruskali, exported their output. Concurrent with the exit announcement, Uralkali also gave notice of a change in its selling strategy and transition to a policy favoring quantity over price while taking advantage of the company's production capacity. This announcement triggered a fall in potash prices in the markets and also caused a postponement of potash acquisitions by customers with an expectation of additional price declines. During the fourth quarter of 2013, prices stabilized and demand revived, returning to its regular level.

        2013 was also characterized by an erosion of the prices of phosphate fertilizers. The phosphate market was adversely affected by the decline in purchases made by the main importer, India, mainly due to a cut in the subsidies for these products and the depreciation of the exchange rate of the Indian currency against the U.S. dollar. Towards the end of the year, a certain recovery was felt and the prices started to rise moderately due to good demand in South America, commencement of preparations of the North American buyers for the upcoming season and return to the market of other buyers that had postponed purchases based on an expectation of continued price declines. The first quarter of 2014 was characterized by stable prices and good demand in South America, primarily Brazil, whereas in India there was weak demand as the Indian importers were awaiting the start of the export season (with reduced customs duties) from China.

        In the specialty fertilizers products market, the decline in raw material prices affected the average selling prices in 2013. However, the decline in the selling prices, which took place mostly in the fourth quarter of 2013, was at a lower rate than the decline in the raw materials prices.

        Set forth below are the average annual prices per metric ton of potash, phosphate rock and bromine for the last five years.

	Average Annual Price ($ per metric ton)
	2013	2012	2011	2010	2009
Potash
FOB Vancouver	$380	$459	$436	$331	$628
FOB Middle East	389	461	431	352	626
FOB Baltic	375	449	421	328	626
Phosphate Rock
FOB Morocco	145	185	185	123	120
CFR India	162	200	201	147	140
Bromine	2,726	2,860	3,495	2,665	1,820

  Trends Affecting Our Industrial Products Segment

        The operations of our Industrial Products segment are largely affected by the level of activities in the electronics, construction, automotive, oil drilling, furniture, pharmaceuticals, agriculture, textile and water treatment markets. Pressure is increasingly being exerted by "green" organizations in the area of environmental protection to reduce the use of bromine-based flame retardants. On the other hand, additional and new uses for bromine and its related compounds are being developed, along with regulation in various countries leading to increased use of bromine and bromine compounds. The economic slowdown in the world over the past several years, which continued in 2013, triggered a slowdown in the demand for electronic products and in the construction area. This trend, along with the decline in sales of personal computers due to increased use of tablets and smartphones, caused a decline in the demand for flame retardants, mainly bromine based, for the electronics and construction sectors. Based on our forecasts, no significant improvement is expected in the demand for flame retardants in the electronics and construction sectors in 2014.

        In 2013 and the first quarter of 2014, elemental bromine prices were characterized by relative stability. In the first quarter of 2014, the demand continued to be strong in the market for clear brine fluids for oil and gas drilling completions due to the relatively high number of drillings worldwide and underwater drillings in particular.

        In 2013, the market for biocides for treatment of swimming pools was impacted by falling prices as a result of a strategy by our competitors to increase their market share. In the beginning of 2013, the U.S. Department of Commerce decided to impose anti-dumping taxes on manufacturers of chlorine based biocides from China, at the rate of about 30% to 38%. In the beginning of 2014, the anti-dumping taxes on the Chinese were increased by approximately 20%, and at the beginning of April 2014, the U.S. Department of Commerce gave notice of the imposition of anti-dumping taxes on Japanese manufacturers at a rate of 59% to 109%. The anti-dumping tax on biocides in the U.S. market will permit us to obtain a better position in the market. Demand for bromine-based biocides used for water treatment continued to be strong in the first quarter of 2014. The market for de-icing salts was characterized by high demand in 2013 and in the first quarter of 2014. The market for organic bromides for neutralizing mercury (Merquel products) remained unchanged in 2013 and was characterized by an increase in demand in the first quarter of 2014 due to cold weather conditions and high gas prices.

        The development of technology that allows the production of shale gas and its application in the United States presents business opportunities, including an increase in demand for bromine-based biocides.

  Trends Affecting Our Performance Products Segment

        Most of our Performance Products segment's products are affected by the global economic situation, competition in the target markets, price fluctuations in the fertilizer market, which affect the price of the main raw materials of our Performance Products segment, and fluctuation in energy prices, which mainly affect production costs of thermal phosphoric acid.

        During 2013, demand for our products increased despite the uncertain economic atmosphere in the global markets. However, although demand increased in 2013, customers and competitors continued to exercise pressure to lower prices of phosphorous-based products. In the first quarter of 2014, the recovery in the European markets continued, whereas the U.S. market remained stable. Furthermore, the sales strategy of our competitors, which gives preference to market share as opposed to price, continued to have an impact in the first quarter of 2014. Although there was only a small increase in prices, there was a significant increase in quantities sold, particularly in Europe. In addition, the expected restriction on the use of phosphate salts in dishwasher detergent (STPP) will create further pressure on prices of phosphorus-based products in Europe. The atmosphere of uncertainty in the United States resulted in lower growth rates in this market and caused a slow recovery of the market. Our Performance Products segment began preparations for the expected increase in demand for low-sodium foods in the United States and has launched a food strategy to meet the demand for healthy and nutritious ingredients.

 Results of Operations

        We have based the following discussion on our financial statements. You should read the following discussion together with our financial statements. The discussion that follows is qualified in its entirety by reference to our financial statements.

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

        Set forth below are our results of operations for the three months ended March 31, 2014 and 2013.

	Three Months Ended March 31,
			% Increase (Decrease)
	2014	2013
	(in millions of U.S. dollars)
Sales	1,613	1,640	(1.6)
Cost of sales	1,049	981	6.9

Gross profit	563	659	(14.6)
Selling, transportation and marketing expenses	220	209	5.3
General and administrative expenses	74	68	8.8
Research and development expenses, net	23	21	9.5
Other expenses	3.6	0.6	500
Other income	(0.8)	(1.5)	(46.7)

Operating income	243	363	(33.1)

Finance expenses	26	43	(39.5)
Finance income	(7)	(41)	(82.9)

Finance expenses, net	19	2	850

Share in earnings of equity accounted investees	(2.7)	(0.8)	237.5

Income before taxes on income	227	360	(36.9)
Taxes on income	95	55	72.7

Income for the year	132	306	(56.9)

Attributable to:
Shareholders of the Company	131	305	(57.0)
Non-controlling interests	0.7	0.3	133

Income for the year	132	306	(56.9)

  Sales

        Our sales in the three months ended March 31, 2014 amounted to approximately $1,613 million, compared with approximately $1,640 million in the three months ended March 31, 2013. This decrease is due mainly to a decrease in selling prices, which led to a decrease in total sales of approximately $202 million. This decrease was mostly offset by an increase in quantities sold, including the first time consolidation of the financial statements of companies acquired during 2013 and in the three months ended March 31, 2014, which led to an increase in sales of approximately $146 million, and a change in currency exchange rates, in the amount of approximately $29 million.

        Below is a geographical breakdown of our sales according to customer location:

	Three Months Ended March 31,
	2014	2013
	(in millions of U.S. dollars)
Israel	77	75
North America	315	288
South America	126	140
Europe	709	673
Asia	336	416
Rest of the world	50	48

Total	1,613	1,640

        The sales breakdown indicates an increase in sales in Europe, stemming primarily from an increase in quantities of fertilizers sold, the impact of the acquisition of Knapsack and Hagesud in our Performance Products segment, and an increase in sales in North America, as a result of an increase in quantities sold of bromine-based and magnesium chloride-based clear liquid solutions. On the other hand, there was a decrease in sales in Asia stemming mainly from a decrease in the quantities sold and selling prices of potash in India, together with the impact of the decline of the price of potash in China. The decline in South America stems mainly from a decline in selling prices of fertilizers sold.

  Cost of sales

        Our cost of sales in the three months ended March 31, 2014 amounted to approximately $1,049 million compared with approximately $981 million in the three months ended March 31, 2013, an increase of approximately $68 million. The increase in cost of sales derives, primarily, from an increase in quantities sold, including the first time consolidation of results of companies acquired during 2013 and in the three months ended March 31, 2014, in the amount of approximately $94 million, the impact of the change in currency exchange rates, in the amount of approximately $32 million, and production costs caused by the strike at our Rotem subsidiary, in the amount of approximately $8 million. This increase was partly offset by a decline in raw material (mainly sulfur) and energy prices, in the amount of approximately $38 million, a decrease in sales commissions due to the drop in sales, in the amount of approximately $21 million, and a decrease in other operating expenses, in the amount of approximately $7 million. In addition, the income in the remainder of 2014 is expected to be unfavorably impacted by the strike in our Rotem subsidiary, in the aggregate amount of approximately $21 million.

  Gross profit

        Our gross profit amounted to approximately $563 million in the three months ended March 31, 2014, compared with gross profit of approximately $659 million in the three months ended March 31, 2013, a decrease of approximately $96 million. The gross profit margin as a percentage of sales was approximately 34.9% in the three months ended March 31, 2014, compared with approximately 40.2% in the three months ended March 31, 2013.

  Selling and marketing expenses

        Our selling and marketing expenses amounted to approximately $220 million in the three months ended March 31, 2014, compared with approximately $209 million in the three months ended March 31, 2013. Selling and marketing expenses mainly include costs with respect to marine shipping, overland shipping, selling commissions and employee salaries. The increase in expenses is mainly the result of an increase in quantities sold and, accordingly, quantities shipped, in the amount of approximately $8 million, and first time consolidation of companies acquired during 2013 and in the three months ended March 31, 2014, in the amount of approximately $3 million.

  General and administrative expenses

        Our general and administrative expenses amounted to approximately $74 million in the three months ended March 31, 2014, compared with approximately $68 million in the three months ended March 31, 2013. General and administrative expenses mainly include salary expenses. The salaries in Israel are paid in shekels, whereas the salaries in Europe are paid in euros. The increase stems mainly from the impact of currency exchange rates as a result of the strengthening of the shekel and the euro against the U.S. dollar, as well as from the first time consolidation of companies acquired during 2013 and in the three months ended March 31, 2014.

  Research and development expenses

        Our research and development expenses amounted to approximately $23 million in the three months ended March 31, 2014, an increase of approximately $2 million compared with the three months ended March 31, 2013.

  Operating income

        Our operating income amounted to approximately $243 million in the three months ended March 31, 2014, a decrease of approximately $120 million compared with the three months ended March 31, 2013. Our operating margin (the ratio of operating income to sales) was approximately 15.1% in the three months ended March 31, 2014, compared with approximately 22.1% in the three months ended March 31, 2013.

  Financing expenses

        Our financing expenses amounted to approximately $19 million in the three months ended March 31, 2014, compared with financing expenses of approximately $2 million in the three months ended March 31, 2013. The increase in financing expenses stems mainly from a decrease in revenues due to a change in the fair value of financial derivatives and revaluation of net short-term financial liabilities, in the amount of approximately $19 million, an increase in interest expenses, in the amount of approximately $3 million, and an increase in interest expenses with respect to provisions for employee benefits, in the amount of approximately $2 million. On the other hand, there was a decrease in financing expenses with respect to the impact of exchange rate differences on provisions for employee benefits, in the amount of approximately $8 million, as a result of a devaluation of the shekel against the U.S. dollar, at the rate of approximately 0.5% in the three months ended March 31, 2014, compared with an upward revaluation, at the rate of approximately 2.3%, in the three months ended March 31, 2013.

  Tax expenses

        Our tax expenses amounted to approximately $95 million in the three months ended March 31, 2014, compared with tax expenses of approximately $55 million in the three months ended March 31, 2013. The tax rate on the pre-tax income was approximately 42.0% in the three months ended March 31, 2014 compared to approximately 15.2% in the three months ended March 31, 2013. The high rate of the tax expenses in the three months ended March 31, 2014 stems, mainly, from an unusual tax expense as a result of assessment discussions taking place with respect to certain subsidiaries in Europe, in the amount of approximately $51 million, the change in the exchange rate of the U.S. dollar against the shekel, which caused an increase in our tax rate and of our subsidiaries operating in Israel, due to differences with respect to the measurement basis and an increase in the Companies Tax rate in Israel to 26.5%.

  Net income

        The income attributable to the Company's shareholders amounted to approximately $131 million in the three months ended March 31, 2014, compared with approximately $305 million in the three months ended March 31, 2013, a decrease of approximately $174 million.

 Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

        Set forth below are our results of operations for the years ended December 31, 2013 and 2012.

	For the Years Ended December 31,
			% Increase (Decrease)
	2013	2012
	(in millions of U.S. dollars)
Sales	6,272	6,471	(3.1)
Cost of sales	3,862	3,760	2.7

Gross profit	2,410	2,711	(11.1)
Selling, transportation and marketing expenses	850	797	6.6
General and administrative expenses	282	249	13.3
Research and development expenses, net	83	74	12.2
Other expenses	110	61	80.3
Other income	(16)	(24)	(33.3)

Operating income	1,101	1,554	(29.2)

Finance expenses	158	82	92.7
Finance income	(131)	(21)	523.8

Finance expenses, net	27	61	(55.7)

Share in earnings of equity accounted investees	26	27	(3.7)

Income before taxes on income	1,100	1,520	(27.6)
Taxes on income	280	218	28.4

Income for the year	820	1,302	(37.0)

Attributable to:
Shareholders of the Company	818	1,300	(37.1)
Non-controlling interests	2	2	—

Income for the year	820	1,302	(37.0)

  Sales

        Our sales in 2013 amounted to approximately $6,272 million, compared with approximately $6,471 million in 2012, a decrease of approximately 3.1%. This decrease is due mainly to a decrease in the selling prices that led to a decrease in the total sales of approximately $495 million. On the other hand, this decrease was partly offset by an increase in the quantities sold, including the first time consolidation of the financial statements of certain companies acquired which led to an increase in sales of approximately $230 million and a change in the currency exchange rates, which contributed to an increase in sales of approximately $65 million.

        Below is a geographical breakdown of our sales according to customer location:

	Year Ended December 31,
	2013	2012
	(in millions of U.S. dollars)
Israel	319	325
North America	1,207	1,252
South America	748	815
Europe	2,378	2,332
Asia	1,464	1,615
Rest of the world	156	132

Total	6,272	6,471

        The sales breakdown indicates an increase in sales in Europe, stemming mainly from an increase in the quantities of potash sold. On the other hand, there was a decrease in sales, mainly in Asia, as a result of a decline in the selling prices of potash and fertilizers in India, a decrease in sales in South America, deriving mostly from impact of the decline in the price of potash, and a decrease in sales in North America, mainly due to a decline in sales of bromine-based flame retardants, inorganic bromine products, and chlorine based biocides for water treatment.

  Cost of Sales

        Our cost of sales in 2013 amounted to approximately $3,862 million, compared with approximately $3,760 million in 2012, an increase of approximately $102 million. The increase stems from an expense, in the amount of approximately $133 million, resulting from an increase in quantities sold, which includes first-time consolidation of the financial statements of companies acquired in 2012 and 2013, the impact of a change in the exchange rates, in the amount of approximately $85 million, and a decline in value of inventory, in the amount of approximately $10 million. This increase was partly offset by a decline in energy costs and raw-material prices (mainly sulfur), in the amount of approximately $98 million, and by a decrease in selling commissions due to a decrease in total sales, in the amount of approximately $29 million.

  Gross profit

        Our gross profit amounted to $2,410 million in 2013, compared with gross profit of $2,711 million in 2012, a decrease of approximately $301 million. Our gross profit margin as a percentage of sales was approximately 38.4% in 2013, compared with approximately 41.9% in 2012.

  Selling and marketing expenses

        Our selling and marketing expenses amounted to approximately $850 million in 2013, compared with approximately $797 million in 2012. The selling and marketing expenses include, mainly, costs with respect to marine shipping, overland transport, commissions and employee salaries. The increase stems mainly from the increase in quantities sold and, accordingly, the quantities shipped, in the amount of approximately $43 million, a change in the exchange rates, in the amount of approximately $5 million, and an increase, in the amount of approximately $4 million, from inclusion of the results of companies and activities acquired in 2013 and 2012.

  General and administrative expenses

        Our general and administrative expenses amounted to approximately $281 million in 2013, compared with approximately $249 million in 2012. Our general and administrative expenses include mainly salaries. The salaries in Israel are paid in NIS. The increase stems primarily from the impact of currency exchange rates due to the strengthening of the NIS against the U.S. dollar, and an increase in expenses in connection with options granted to employees in 2012.

  Research and development expenses

        Our research and development expenses were approximately $83 million in 2013, compared with approximately $74 million in 2012.

  Operating income

        Our operating income amounted to approximately $1,101 million in 2013, compared with approximately $1,554 million in 2012, a decrease of approximately $453 million. The decrease in operating income stems mainly from the decrease in gross profit, the increase in selling and marketing expenses and general and administrative expenses, an expense, in the amount of approximately $60 million, in respect of a plan for early retirement in Rotem, an increase of the provision of approximately $25 million for removal of waste at Bromine Compounds Ltd. ("Bromine Compounds") and an impairment in the value of our assets, in the amount of approximately $10 million. Our operating income in 2012 was impacted by a provision for early retirement plans, in the amount of approximately $55 million, in Bromine Compounds and Rotem, and from income, in the amount of approximately $11 million, relating to a VAT refund outside Israel. Our operating margin (the ratio of operating income to sales) was about 17.6% in 2013, compared with about 24.0% in 2012.

  Finance expenses, net

        Our net finance expenses amounted to approximately $27 million in 2013, compared with net finance expenses of approximately $61 million in 2012. The decrease in net finance expenses in 2013 compared with 2012 stems mainly from an increase in finance income in 2013 as a result of change in the fair value of financial derivatives and from revaluation of net short-term financial liabilities, in the amount of $60 million. On the other hand, there was an increase in finance expenses due to the impact of exchange rate differences on provisions for employee benefits, in the amount of approximately $13 million, stemming from an upward revaluation of the NIS against the U.S. dollar, at the rate of about 7.0% in 2013, compared with an upward revaluation of the NIS against the U.S. dollar, at the rate of about 2.3%, in 2012. In addition, there was an increase in interest expense, which totaled approximately $42 million in 2013, compared with approximately $29 million in 2012.

        The increase in finance income from the change in fair value of derivative financial instruments from $8.5 million in 2012 to $122.9 million in 2013 was a result of the upward revaluation of the NIS against the U.S. dollar, as described above, and an increase in the fair value of hedges relating to marine shipping prices, which increased approximately 95% in 2013 as compared to prices at the end of 2012. For additional information about our hedging transactions, see "—Quantitative and Qualitative Disclosures About Market Risk."

  Tax expenses

        Our tax expenses amounted to approximately $280 million in 2013, compared to approximately $218 million in 2012. The tax rate on pre-tax income was about 25.5% in 2013 compared with about 14.3% in 2012. The increase in the tax rate in 2013 compared with 2012 is derived mainly from unusual tax expenses, in the amount of approximately $107 million, due to the Company's decision to release trapped earnings and the impact of updating our deferred taxes as a result of an increase in the corporate rate in Israel to 26.5% commencing from January 2014. This increase was partly offset by the impact of the change in the exchange rate of the U.S. dollar against the NIS in 2013, compared with 2012. We pay Israeli taxes in NIS but measure such taxes for our accounting purposes in U.S. dollars, so the appreciation of the NIS against the U.S. dollar in 2013 triggered an effective decline in the tax rate as measured in U.S. dollars. On December 29, 2013, an assessment was received from the tax authorities in Israel requiring us to make a further tax payment in addition to the amount we already paid in respect of 2009 to 2011, in the amount of approximately $230 million. We disagree with the position taken by the tax authorities, and we have contested the assessment issued by the tax authorities. No tax expenses were included in the financial statements in connection with this assessment.

        We currently benefit from certain tax laws that reduce our tax rate in Israel, which will gradually expire. See "Tax Considerations—Israeli Tax Considerations—Taxation of the Company—Reform of the Investments Law—2011."

  Net income

        The income attributable to the Company's shareholders amounted to approximately $819 million in 2013, compared with approximately $1,300 million in 2012, a decrease of approximately $481 million.

 Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

        Set forth below are our results of operations for the years ended December 31, 2012 and 2011.

	For the Years Ended December 31,
			% Increase (Decrease)
	2012	2011
	(in millions of U.S. dollars)
Sales	6,471	6,869	(5.8)
Cost of sales	3,760	3,768	(0.2)

Gross profit	2,711	3,101	(12.6)
Selling, transportation and marketing expenses	797	862	(7.5)
General and administrative expenses	249	265	(6.0)
Research and development expenses, net	74	70	5.7
Other expenses	61	30	103.3
Other income	(24)	(4)	500.0

Operating income	1,554	1,878	(17.3)

Finance expenses	82	104	(21.2)
Finance income	(21)	(26)	(19.2)

Finance expenses, net	61	78	(21.8)

Share in earnings of equity accounted investees	27	34	(20.6)

Income before taxes on income	1,520	1,834	(17.1)
Taxes of income	218	333	(34.5)

Income for the year	1,302	1,501	(13.3)

Attributable to:
Shareholders of the Company	1,300	1,498	(13.2)
Non-controlling interests	2	3	(33.3)

Income for the year	1,302	1,501	(13.3)

  Sales

        Our sales in 2012 amounted to approximately $6,471 million, compared with approximately $6,869 million in 2011, a decrease of approximately 5.8%. This decrease was due to a decline in quantities sold, which gave rise to a decline in sales of approximately $398 million, and changes in currency exchange rates, which caused a decrease in sales of approximately $180 million. On the other hand, the decline was partly offset by an increase in selling prices, which led to an increase of approximately $50 million, and from the first-time consolidation of the financial statements of companies acquired during 2012 and 2011, which increased sales by $130 million.

        Below is a geographical breakdown of our sales according to customer location:

	Year Ended December 31,
	2012	2011
	(in millions of U.S. dollars)
Israel	325	256
North America	1,252	1,352
South America	815	665
Europe	2,332	2,390
Asia	1,615	2,059
Rest of the world	132	147

Total	6,471	6,869

        This breakdown of sales indicates a decrease in sales, mainly in Asia, due to nonrenewal of potash supply contracts in the second half of 2012 in China and nonrenewal of potash supply contracts in India in 2012. Our imports of potash to India in 2012 were based on the contracts we signed in August 2011. On the other hand, there was an increase in sales in South America, stemming from an increase in sales of potash in this area.

  Cost of Sales

        Our cost of sales in 2012 amounted to approximately $3,760 million, compared with approximately $3,768 million in 2011, a decrease of approximately $8 million. The decrease stems from a decrease in the quantities sold, in the amount of approximately $120 million, and from the impact of the change in the exchange rates, in the amount of approximately $162 million. This decrease was mostly offset by the first time consolidation of the financial statements of companies acquired in 2012 and 2011, in the amount of approximately $100 million, an increase in energy costs and raw material prices, in the amount of approximately $104 million, and an increase in other operating expenses, in the amount of approximately $70 million.

  Gross profit

        Our gross profit amounted to approximately $2,711 million in 2012, compared with a gross profit of approximately $3,101 million in 2011, a decrease of approximately $390 million. Our gross profit margin as a percentage of sales amounted to approximately 41.9% in 2012, compared with approximately 45.1% in 2011.

  Selling and marketing expenses

        Our selling and marketing expenses amounted to approximately $797 million in 2012, compared with approximately $862 million in 2011, a decrease of approximately $65 million. The selling and marketing expenses include, mainly, costs with respect to marine shipping, overland transport, commissions and employee salaries. The decrease stems mainly from a decrease in quantities sold and shipping prices, which led to a decrease of approximately $92 million. On the other hand, this decrease was partly offset by an increase of approximately $15 million in expenses deriving from inclusion of the results of companies acquired during 2012 and 2011, and an increase of approximately $12 million in other operating expenses.

  General and administrative expenses

        Our general and administrative expenses amounted to approximately $249 million in 2012, compared with approximately $265 million in 2011. Our general and administrative expenses include mainly salaries.

The salaries in Israel are paid in NIS. The decrease in general and administrative expenses derived mainly from the impact of currency exchange rates, stemming from the depreciation of the NIS against the U.S. dollar, and an increase in salary expenses in connection with options granted to employees.

  Research and development expenses

        Our research and development expenses amounted to approximately $74 million in 2012, an increase of approximately $4 million compared with 2011.

  Operating income

        Our operating income amounted to approximately $1,554 million in 2012, a decrease of $324 million compared with 2011. The decrease in operating income stemmed mainly from the decrease in gross profit, and from an expense of approximately $55 million in respect of early retirement plans of certain subsidiaries. The decrease was partly offset as a result of the decline in selling and marketing expenses and general and administrative expenses, from income stemming from VAT refunds received by a subsidiary outside Israel, in the amount of approximately $11 million, and as a result of a past service cost adjustment due to implementation of IAS 19 revised in the amount of approximately $15 million.

        Our operating margin as a percentage of sales was approximately 24% in 2012, as compared with 27.3% in 2011.

  Finance expenses, net

        Our net finance expenses amounted to approximately $60.9 million in 2012, compared with net finance expenses of approximately $77.8 million in 2011. The main factors causing the decrease in net finance expenses in 2012 compared with 2011 were as follows:

  •
  An upward revaluation of the NIS against the U.S. dollar, at the rate of approximately 2.3% in 2012, compared with a devaluation of the NIS against the U.S. dollar at the rate of approximately 7.7% in 2011, caused income from transactions in financial derivatives and from revaluation of net short-term financial liabilities to amount to approximately $0.4 million in 2012 compared with expenses of approximately $44 million in 2011, mainly due to the positive fair value of U.S. dollar/NIS hedging transactions, partly offset by:

  •
  Expenses in respect of the impact of exchange rate differences on provisions for employee benefits, in the amount of approximately $28 million.

        The increase in finance income from the change in fair value of derivative financial instruments from an expense of $44.7 million in 2011 to income of $8.5 million in 2012 was a result of the upward revaluation of the NIS against the U.S. dollar, as described above, partially offset by an increase in finance expenses from a decrease in the fair value of hedges relating to marine shipping prices, which decreased approximately 50% in 2012 as compared to prices at the end of 2011. For additional information about our hedging transactions, see "—Quantitative and Qualitative Disclosures About Market Risk."

  Tax expenses

        Our tax expenses in 2012 amounted to approximately $217.6 million, compared to approximately $333.5 million in 2011. The tax rate on pre-tax income was 14.3% in 2012 compared to 18.2% in 2011. The lower tax percentage in 2012 compared with 2011 was affected by:

  •
  deferred tax expenses recognized in 2011, of approximately $38 million, due to the passage by the Israeli Knesset of the Law for Revision of the Tax Burden (Legislative Amendments), 2011, which cancelled the reduction in the tax rate previously provided by the Economic Efficiency Law of 2009 and increased the corporate tax rate to 25% beginning in 2012;

  •
  tax income in 2012 stemming from tax refunds in respect of distributions of dividends from subsidiaries operating outside Israel, in the amount of approximately $21 million;

  •
  a tax credit received by a subsidiary outside Israel in 2012, in connection with investments in new production facilities, in the amount of approximately $11 million; and

  •
  recognition of deferred tax assets in respect of carryforward tax losses of a subsidiary in Israel, in the amount of approximately $10 million;

    partly offset by:

  •
  the increase in the tax rate on companies operating in Israel from 24% to 25% in 2012 due to the approval of the Law for Revision of the Tax Burden.

  Net income

        The income attributable to the Company's shareholders amounted to approximately $1,300 million in 2012, compared with approximately $1,498 million in 2011, a decrease of approximately $198 million.

Segment Information for Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

	Three Months Ended March 31,
Sales by segment	2014	2013
	(in millions of U.S. dollars)
Fertilizers	933	1,009
Industrial Products	337	338
Performance Products	391	357
Others and setoffs	(48)	(64)

Total	1,613	1,640

Note: The sales data for the segments are before setoffs of inter-segment sales.

	Three Months Ended March 31,
Operating income by segment	2014	2013
	(in millions of U.S. dollars)
Fertilizers	180	293
Industrial Products	34	48
Performance Products	40	35
Others and setoffs	(11)	(13)

Total	243	363

  Fertilizers

        Below is a breakdown of the sales and operating income of our Fertilizers segment in the three months ended March 31, 2014 and 2013, by areas of operation (before setoffs of inter-segment sales):

	Three Months Ended March 31,
	2014	2013
Sales
Potash	51%	55%
Phosphate	49%	45%
Operating income
Potash	83%	83%
Phosphate	17%	17%

  Sales

        Total sales in our Fertilizers segment in the three months ended March 31, 2014 amounted to approximately $933 million, a decrease of approximately $76 million compared the three months ended March 31, 2013.

        The decrease in sales stems from a decrease in selling prices, which led to a decline in sales of approximately $193 million. On the other hand, this decrease was partly offset by an increase in quantities sold, which led to an increase in sales, in the amount of approximately $95 million, and the impact of a change in exchange rates, in the amount of approximately $22 million.

  Operating Income

        Operating income in our Fertilizers segment in the three months ended March 31, 2014 amounted to approximately $180 million, a decrease of approximately $113 million compared with the three months ended March 31, 2013.

        The decrease in operating income in the quarter stems mainly from a decrease in selling prices, which led to a decline in operating income of approximately $193 million, an increase in cost of sales due to an increase in quantities sold, in the amount of approximately $52 million, an increase in shipping expenses as a result of an increase in quantities, in the amount of approximately $7 million, the impact of the strike at our Rotem subsidiary, in the amount of approximately $7 million, and an increase in other operating expenses, in the amount of approximately $2 million. On the other hand, this decrease was partly offset by an increase in quantities sold, mainly of potash, which led to an increase in operating income, in the amount of approximately $95 million, a decline in raw material prices and energy costs, in the amount of approximately $32 million, and a decrease in selling commissions due to the decline in sales, in the amount of approximately $21 million. In addition, operating income in the remainder of 2014 is expected to be unfavorably impacted by the strike at our Rotem subsidiary, in the aggregate amount of approximately $11 million.

  Potash

        Revenue from potash includes sales of potash from Israel, Spain (Iberpotash) and the United Kingdom (Cleveland Potash).

        Below is a breakdown of revenue and operating income for potash sales in the three months ended March 31, 2014 and 2013.

	Three Months Ended 31,
	2014	2013
	(in millions of U.S. dollars)
Revenue*	491	571
Operating income	146	241

*
Includes revenue from inter-segment sales.

        The decrease in revenues in the three months ended March 31, 2014 compared with the three months ended March 31, 2013 stems from a decrease in selling prices, which led to a decrease in sales, in the amount of approximately $140 million. In contrast, this decrease was partly offset by an increase in quantities sold, which led to an increase in revenues, in the amount of approximately $51 million and from the impact of currency exchange rates, in the amount of approximately $9 million.

        The decrease in operating income in the three months ended March 31, 2014 stems mainly from a decrease in selling prices of potash, which led to a decline in operating income, in the amount of approximately $140 million, an increase in cost of sales due to an increase in quantities sold, in the amount of approximately $20 million, and an increase in other operating expenses, in the amount of approximately $6 million. On the other hand, this decrease was partly offset by the impact of the increase in quantities of potash sold, in the amount of approximately $51 million, a decline in energy costs, in the amount of approximately $13 million and a decline in selling commissions as a result of the drop in sales, in the amount of approximately $7 million.

        Below is a breakdown of production, sales and closing inventories for potash in the three months ended March 31, 2014 and 2013.

	Three Months Ended March 31,
	2014	2013
	(in thousands of tons)
Production	1,270	1,303
Sales to external customers	1,401	1,251
Sales to internal customers	66	58
Total sales (including internal sales)	1,467	1,309
Closing inventory	929	1,000

        The quantity of potash sold to external customers in the three months ended March 31, 2014 was approximately 150 thousand tons higher than in the three months ended March 31, 2013, mainly due to an increase in quantities sold to China, Brazil and Europe. Production of potash in the three months ended March 31, 2014 was approximately 33 thousand tons lower than in the three months ended March 31, 2013, as a result of a decline in production in Israel, Spain and the United Kingdom.

  Phosphates

        Revenue from fertilizers and phosphates derives from sales in and outside Israel of phosphate rock (as a raw material and for direct fertilization), fertilizers (including phosphate fertilizers and compound fertilizers, liquid fertilizers, slow-release fertilizers, controlled-release fertilizers and fully soluble fertilizers, which include different proportions of nitrogen, phosphorus and potassium), phosphoric acid used as a raw material for fertilizer production ("green acid"), and other products.

        Below is a breakdown of revenue and operating income for fertilizers and phosphates in the three months ended March 31, 2014 and 2013.

	Three Months Ended March 31,
	2014	2013
	(in millions of U.S. dollars)
Revenue*	465	460
Operating income	30	49
Operating income excluding unusual items(1)	37	—

*
Includes revenue from inter-segment sales.

(1)
Operating income excluding unusual items excludes certain items that we view as unusual and not typical of ongoing operations. Unusual items in 2013 included $60 million of early retirement expenses at Rotem from a restructuring program.

        The increase in revenues in the three months ended March 31, 2014 is due to an increase in quantities sold, which led to an increase in revenues of approximately $44 million, and the impact of a change in currency exchange rates, in the amount of approximately $13 million. This increase was partly offset by a decrease in selling prices of phosphate fertilizers, which caused a decrease in revenues of approximately $52 million.

        The decrease in operating income in the three months ended March 31, 2014 derives mainly from a decrease in selling prices, in the amount of approximately $52 million, an increase in cost of sales as a result of an increase in quantities sold, in the amount of approximately $32 million, an increase in the shipping expenses stemming from an increase in quantities sold, in the amount of approximately $8 million, and production costs with respect to the strike at Rotem, in the amount of approximately $7 million. On the other hand, this decrease was partly offset by an increase in quantities sold, in the amount of approximately $44 million, a decline in the raw material prices, in the amount of approximately $26 million, a decrease in sales commissions due to the drop in sales, in the amount of approximately $6 million, and a decline in other operating expenses, in the amount of approximately $4 million. In addition, the income in the remainder of 2014 is expected to be unfavorably impacted by the strike, in the aggregate amount of approximately $11 million.

        Below is a breakdown of production and sales for fertilizers and phosphates in the three months ended March 31, 2014 and 2013.

	Three Months Ended March 31,
	2014	2013
	(in thousands of tons)
Phosphate rock
Production	743	869
Sales to external customers	228	155
Internal uses	526	648
Fertilizers
Production	335	426
Sales to external customers	525	465

        Phosphate rock is produced according to demand, both for internal uses and for sales to external customers, while maintaining appropriate inventory levels.

        The quantity of the fertilizers sold in the three months ended March 31, 2014 was higher than in the three months ended March 31, 2013, mainly due to an increase in quantities sold in Europe. Production of fertilizers and phosphate rock was 91 thousand tons and 126 thousand tons lower, respectively, compared with the three months ended March 31, 2013, as a result of the strike at our Rotem subsidiary.

  Industrial Products

  Sales

        The total sales of our Industrial Products segment in the three months ended March 31, 2014 was approximately $337 million, approximately the same as in the three months ended March 31, 2013. In the three months ended March 31, 2014, there was a decline in selling prices, mainly of bromine-based flame retardants, non-organic bromine products and chlorine-based biocides for treatment of water, which all caused a decline in sales, in the amount of approximately $11 million. This decline was mostly offset by an increase in quantities sold, mainly of chlorine-based biocides for the treatment of water, magnesium products and magnesium-chloride, which increased by approximately $8 million, and from the impacts of changes in the currency exchange rates, in the amount of approximately $2 million.

  Operating Income

        Operating income in the three months ended March 31, 2014 was approximately $34 million, compared with operating income of approximately $48 million in the three months ended March 31, 2013. The operating income as a percentage of sales amounted to approximately 10.2% in the three months ended March 31, 2014 compared with approximately 14.2% in the three months ended March 31, 2013.

        Operating income decreased primarily as a result of a decrease in selling prices, which led to a decline in operating income of approximately $11 million, an increase in cost of sales as a result of an increase in quantities sold, in the amount of approximately $13 million, and the impact of changes in the currency exchange rates, in the amount of approximately $5 million. This decrease was partly offset by an increase in quantities sold, in the amount of approximately $8 million, a fall in the raw material and energy prices, which increased operating income by approximately $4 million and as a result of a decline in other operating expenses, in the amount of approximately $3 million.

  Performance Products

  Sales

        Sales in our Performance Products segment in the three months ended March 31, 2014 amounted to approximately $391 million, an increase of approximately $34 million compared with the three months ended March 31, 2013. This increase stems from an increase in quantities sold, including as a result of the first-time consolidation of the financial statements of companies acquired during 2013 and in the three months ended March 31, 2014, which led to an increase of approximately $28 million, the impact of changes in the currency exchange rates, which gave rise to an increase of approximately $5 million and an increase in selling prices, in the amount of approximately $1 million.

  Operating Income

        Our Performance Products segment's operating income in the three months ended March 31, 2014 amounted to approximately $40 million, an increase of approximately $5 million compared with the three months ended March 31, 2013. This increase was the result from an increase in quantities sold, in the amount of approximately $28 million and decline in raw material prices, in the amount of approximately $2 million. This increase was partially offset by an increase in cost of sales as a result of the increase in quantities sold, including as a result of the first-time consolidation of the financial statements of companies acquired during 2013 and in the three months ended March 31, 2014, in the amount of approximately $18 million, an increase in other operating expenses, in the amount of approximately $3 million, and an increase of approximately $3 million in selling and marketing expenses due to the first-time consolidation of the financial statements of companies acquired during 2013 and in the three months ended March 31, 2014, as well as by the impact of the strike at our Rotem subsidiary (factory for production of white acid) on our Performance Products segment's results, in the amount of approximately $1 million. In addition, the income in the remainder of 2014 is expected to be unfavorably impacted by the strike at our Rotem subsidiary, in the aggregate amount of approximately $10 million.

Segment Information for Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

	Year Ended December 31,
Sales by segment	2013	2012
	(in millions of U.S. dollars)
Fertilizers	3,655.3	3,805.9
Industrial Products	1,296.7	1,417.4
Performance Products	1,574.7	1,472.1
Others and setoffs	(255.2)	(224.0)

Total	6,271.5	6,471.4

Note: The sales data for the segments are before setoffs of inter-segment sales.

	Year Ended December 31,
Operating income by segment	2013	2012
	(in millions of U.S. dollars)
Fertilizers	821.1	1,158.8
Industrial Products	114.5	217.3
Performance Products	195.8	179.3
Others and setoffs	(30.0)	(1.8)

Total	1,101.4	1,553.6

  Fertilizers

        Below is a breakdown of the sales and operating income of our Fertilizers segment in 2013 and 2012, by areas of operation (before setoffs of inter-segment sales):

	Year Ended December 31,
	2013	2012
Sales
Potash	54%	56%
Phosphate	46%	44%
Operating income
Potash	90%	86%
Phosphate	10%	14%

  Sales

        Total sales of our Fertilizers segment in 2013 amounted to approximately $3,655 million, a decrease of approximately $151 million compared with 2012.

        The decrease in sales in 2013 stems mainly from a decrease in the selling price, in the amount of approximately $467 million. This decrease was partially offset by an increase in the quantities sold, including the first-time consolidation of acquired companies, which led to an increase in sales of approximately $269 million, and from the impact of changes in currency exchange rates, in the amount of approximately $49 million.

  Operating income

        Operating income in our Fertilizers segment in 2013 amounted to approximately $821 million, a decrease of approximately $338 million compared with 2012. Operating income as a percentage of sales was approximately 22.5% in 2013, compared with approximately 30.5% in 2012. Operating income, net of unusual items in 2013 ($60 million of early retirement expense) and 2012 ($33 million of early retirement expense), amounted to approximately $881 million and approximately $1,192 million, respectively, a decrease of approximately $311 million. Adjusted operating income as a percentage of sales was approximately 24.1% compared with approximately 31.1% in 2012.

        The decrease in operating income in 2013 is mainly due to a decrease in the selling prices of most of the segment's products, which led to a decrease in operating income of approximately $467 million, changes in currency exchange rates, in the amount of $18 million, a provision for early retirement in Rotem, in the amount of $60 million, and an impairment in the value of inventory, in the amount of $10 million. This decrease was partly offset by improved results of approximately $81 million due to higher quantities sold, mainly of potash (due to an increase in sales of $225 million that was partially offset by increases in the cost of sales of $104 million and transportation costs of $40 million due to the increase in quantities sold), and a decrease in total sales commissions of $30 million (stemming mainly from a decrease in sales). In addition, the decrease was partly offset by a decrease in raw material and energy prices, in the amount of approximately $72 million, and a reduction in other operating costs, in the amount of approximately $1 million. Operating income in 2012 was impacted by a provision for early retirement in Rotem in the amount of $33 million.

  Potash

        Revenue from potash includes sales of potash from Israel, Spain (Iberpotash S.A. ("Iberpotash")) and the United Kingdom (Cleveland Potash).

        Below is a breakdown of revenue and operating income for potash sales in 2013 and 2012.

	Year Ended December 31,
	2013	2012
	(in millions of U.S. dollars)
Revenue*	2,027	2,198
Operating income	740	996

*
Includes revenue from inter-segment sales.

        The decrease in revenue in 2013 compared with 2012 stems mainly from a decrease in selling prices, which led to a decrease in revenue, in the amount of approximately $359 million. On the other hand, this decrease was partly offset by an increase in quantities sold, which caused an increase in sales of approximately $177 million, and the impact of the change in currency exchange rates, in the amount of approximately $10 million.

        The decrease in operating income in 2013 compared with 2012 is mainly due to the impact of the decrease in selling prices of potash, which reduced operating income by approximately $359 million, changes in currency exchange rates, in the amount of approximately $10 million, and an increase in other operating expenses, in the amount of approximately $9 million. This decrease was partly offset by improved results of approximately $81 million due to higher quantities sold (due to an increase in sales of $177 million that was partially offset by increases in the cost of sales of $70 million and transportation costs of $26 million due to the increase in quantities sold), a decrease in sales commissions of approximately $18 million (stemming mainly from a decrease in sales) and a decrease in energy prices, in the amount of approximately $24 million.

        Below is a breakdown of production, sales and closing inventories for potash in 2013 and 2012.

	Year Ended December 31,
	2013	2012
	(in thousands of tons)
Production	5,155	4,936
Sales to external customers	4,712	4,336
Sales to internal customers	323	293
Total sales (including internal sales)	5,035	4,629
Closing inventory	1,126	1,006

        The quantity of potash sold to external customers in 2013 was about 376 thousand tons higher than in 2012, mainly as a result of an increase in quantities sold to China and Brazil. Production of potash in 2013 was about 219 thousand tons higher than in 2012, as a result of an improvement in production in our mines in Europe.

  Phosphates

        Revenue from fertilizers and phosphates derive from sales in and outside Israel of phosphate rock, fertilizers (including phosphate fertilizers, compound, liquid and fully soluble fertilizers and slow-release and controlled-release fertilizers), phosphoric acid used as a raw material for fertilizer production ("green acid") and other products.

        Below is a breakdown of revenue and operating income for fertilizers and phosphates in 2013 and 2012.

	Year Ended December 31,
	2013	2012
	(in millions of U.S. dollars)
Revenues*	1,754	1,727
Operating income	79	162
Operating income excluding unusual items(1)	139	195

*
Includes revenue from inter-segment sales.
(1)
Operating income excluding unusual items excludes certain items that we view as unusual and not typical of ongoing operations. Unusual items in 2013 and 2012 included $60 million and $33 million, respectively, of early retirement expense at Rotem from a restructuring program.

        The increase in revenue in 2013 compared with 2012 is mainly due to an increase in quantities of phosphate fertilizers sold, including the first-time consolidation of the financial statements of certain companies acquired, which led to an increase in the total revenue in the amount of approximately $99 million, and the impact of changes in currency exchange rates, in the amount of approximately $39 million. This increase was mostly offset by a decrease in selling prices of fertilizers and phosphates products, which led to a decline in revenue of approximately $109 million.

        Operating income in 2013 was $79 million, a decrease of approximately $83 million as compared to operating income of $162 million in 2012. Operating income as a percentage of sales was 4.5% in 2013 as compared to 9.4% in 2012. Operating income in 2013 and 2012, after eliminating unusual items, amounted to approximately $139 million and approximately $195 million, respectively. Adjusted operating income, which reflects the elimination of the unusual items described above, as a percentage of sales, was approximately 7.9%, as opposed to an adjusted operating income rate of approximately 11.3% in 2012.

        The decrease in operating income in 2013 compared with 2012 stems mainly from a decrease in selling prices, in the amount of approximately $109 million, and a decrease in sales commissions, in the amount of approximately $12 million (stemming mainly from a decrease in sales). The decrease in operating income was also due to a provision for early retirement in Rotem, in the amount of approximately $60 million (as compared to a similar provision in 2012 of $33 million), the impact of changes in currency exchange rates, in the amount of approximately $8 million, and impairment in the value of inventory, in the amount of approximately $10 million. This decrease was partly offset by a decrease in raw material prices, in the amount of approximately $52 million, and a decrease in other operating expenses, in the amount of approximately $7 million.

        In addition, operating income was affected by the sales increase, which was due to the increase in quantities sold of approximately $55 million, offset by the impact of higher cost of sales of approximately $40 million and transportation costs of approximately $16 million due to the increase in quantities sold.

        Below is a breakdown of production and sales for fertilizers and phosphates in 2013 and 2012.

	Year Ended December 31,
	2013	2012
	(in thousands of tons)
Phosphate rock
Production	3,578	3,513
Sales to external customers	879	739
Internal uses	2,577	2,491
Fertilizers
Production	1,747	1,598
Sales to external customers	1,695	1,575

        Phosphate rock is produced according to demand, both for internal use and for sales to external customers, while maintaining appropriate inventory levels. Production of phosphate fertilizers in 2013 was higher than in 2012, mainly due to maintenance work in the production facilities performed in the first half of 2012.

  Industrial Products

  Sales

        The total sales of the Industrial Products segment in 2013 reached approximately $1,297 million, a decrease of approximately $120 million compared with 2012. The decrease in sales stems mainly from a decrease in the quantities sold, mainly of bromine-based flame retardants, inorganic bromine products and chlorine-based biocides for water treatment, which decreased the total sales by approximately $82 million, as well as from a decline in the selling prices in the amount of approximately $42 million. This decrease was offset in part by the impact of changes in currency exchange rates, in the amount of approximately $3 million.

  Operating income

        Operating income in 2013 totaled approximately $115 million, compared with operating income of approximately $217 million in 2012. Operating income in 2013 ($25 million update of a waste removal provision and $10 million asset write-down) and 2012 ($22 million of early retirement expense), after eliminating unusual items, amounted to approximately $150 million and approximately $239 million, respectively. Operating income as a percentage of sales was approximately 8.9% in 2013 compared to 15.3% in 2012. Adjusted operating income, which reflects the elimination of the unusual items described above, as a percentage of as a percentage of sales, was approximately 11.6%, compared with approximately 16.9% in 2012.

        Operating income decreased primarily as a result of a decrease in the quantities sold and produced, which caused a decrease in operating income of approximately $49 million (due to a decrease in sales of $82 million that was partially offset by decreases in the cost of sales of $30 million and transportation costs of $3 million due to the decrease in quantities sold), and a decrease in the selling prices, which caused a decrease in operating income of approximately $42 million, expenses relating to update of the provision for waste removal, in the amount of approximately $25 million, an impairment of assets, in the amount of approximately $10 million, and the impact of changes in currency exchange rates, in the amount of approximately $9 million. This decrease was partly offset by a decrease in raw material and energy prices by approximately $14 million. Operating income in 2012 was impacted by a provision for early retirement, in the amount of approximately $22 million.

  Performance Products

  Sales

        Sales in our Performance Products segment in 2013 amounted to approximately $1,575 million, an increase of approximately $103 million compared with 2012.

        The increase in sales stems from an increase in quantities sold, including the first-time consolidation of the financial statements of companies acquired during 2013, which led to an increase of approximately $90 million, and from the impact of changes in exchange rates, which gave rise to an increase of approximately $12 million.

  Operating income

        The operating income in our Performance Products segment in 2013 amounted to approximately $196 million, an increase of approximately $17 million compared with 2012. The increase stems mainly from a decline in raw material prices, in the amount of approximately $24 million, and improved results of approximately $20 million due to higher quantities sold (due to an increase in sales of $70 million that was partially offset by increases in the cost of sales of $44 million and transportation costs of $6 million due to the increase in quantities sold). This increase was partly offset by an increase in other operating expenses, in the amount of approximately $16 million, and by the impact of unusual income in respect of a VAT refund, in the amount of approximately $11 million, recognized in 2012.

 Segment Information for Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

	Year Ended December 31,
Sales by segment	2012	2011
	(in millions of U.S. dollars)
Fertilizers	3,805.9	4,089.4
Industrial Products	1,417.4	1,501.2
Performance Products	1,472.1	1,490.8
Others and setoffs	(224.0)	(212.8)

Total	6,471.4	6,868.6

Note: The sales data for the segments are before setoffs of inter-segment sales.

	Year Ended December 31,
Operating income by segment	2012	2011
	(in millions of U.S. dollars)
Fertilizers(1)	1,158.8	1,389.9
Industrial Products(2)	217.3	290.1
Performance Products(3)	179.3	191.0
Others and setoffs	(1.8)	7.1

Total	1,553.6	1,878.1

(1)
Includes an expense in respect of an early retirement plan for employees, in the amount of approximately $33 million, which was recognized during the fourth quarter of 2012.

(2)
Includes an expense in respect of an early retirement plan for employees, in the amount of approximately $22 million, which was recognized during the fourth quarter of 2012.

(3)
Includes income in respect of a VAT refund, in the amount of approximately $11 million, which was received by a foreign subsidiary during the fourth quarter of 2012.

  Fertilizers

        Below is a breakdown of the sales and operating income of our Fertilizers segment in 2012, by areas of operation (before setoffs of inter-segment sales):

	Year Ended December 31,
	2012	2011
Sales
Potash	56%	60%
Phosphate	44%	40%
Operating income
Potash	86%	85%
Phosphate	14%	15%

  Sales

        Total sales of our Fertilizers segment in 2012 amounted to approximately $3,806 million, a decrease of approximately $283 million compared with 2011, constituting a decrease of approximately 7%.

        The decrease in sales stems mainly from a decline in quantities sold, mainly of potash, which gave rise to a fall in sales of approximately $283 million, along with the impact of changes in currency exchange rates, primarily the euro against the U.S. dollar, which caused a drop in sales of approximately $108 million. On the other hand, there was a favorable impact due to inclusion of the results of companies acquired during 2011, which increased sales by approximately $108 million.

  Operating income

        Operating income in our Fertilizers segment in 2012 amounted to approximately $1,159 million, a decrease of approximately $231 million compared with 2011. Operating income as a percentage of sales was approximately 30.5% in 2012, compared with approximately 34.0% in 2011.

        The decrease in operating income stems mainly from a decline in quantities sold, which decreased operating income by approximately $165 million (due to a decrease in sales of $291 million that was partially offset by decreases in the cost of sales of $73 million and transportation costs of $53 million due to the decrease in quantities sold), an increase in the prices of raw materials and energy, which unfavorably impacted operating income by approximately $50 million, unusual expenses relating to an early retirement plan for employees, in the amount of approximately $33 million, and an increase in the prices of inputs and other operating expenses, in an amount of $11 million. The decrease was partly offset by first-time consolidation of the financial statements of companies acquired in 2011, which increased operating income by approximately $17 million, and as a result of a past service cost adjustment due to implementation of IAS 19 (revised) in the amount of approximately $13 million.

  Potash

        Revenue from potash includes sales of potash from Israel, Spain (Iberpotash) and the United Kingdom (Cleveland Potash).

        Below is a breakdown of revenue and operating income for potash sales in 2012 and 2011.

	Year Ended December 31,
	2012	2011
	(in millions of U.S. dollars)
Revenue*	2,198.3	2,506.2
Operating income	996.5	1,182.0

*
Includes revenue from inter-segment sales.

        The decrease in revenue in 2012 compared with 2011 stems mainly from a decline in quantities of potash sold, in the amount of approximately $276 million, which was impacted by the nonrenewal of the supply agreement to China in the second half of 2012, and nonrenewal of the supply agreement to India in 2012. Imports of potash to India in 2012 were based on the contracts we signed in August 2011. In addition, the impact of changes in currency exchange rates, mainly the euro against the U.S. dollar, caused a decrease in sales of approximately $42 million. On the other hand, an increase in selling prices of potash, net of a decline in selling prices of certain byproducts, triggered an increase in sales of approximately $11 million.

        The decrease in operating income in 2012 is mainly due to a decrease in quantities of potash sold, in the amount of approximately $161 million (due to a decrease in sales of $276 million that was partially offset by decreases in the cost of sales of $69 million and transportation costs of $46 million due to the decrease in quantities sold), an increase in energy prices, in the amount of approximately $20 million, an increase in the prices of inputs and other operating expenses, in the amount of approximately $17 million, and the impact of changes in currency exchange rates, mainly the euro against the U.S. dollar, in the amount of approximately $11 million. The decrease was partly offset by changes in currency exchange rates, mainly the NIS against the U.S. dollar, in the amount of approximately $16 million, along with an increase in selling prices of approximately $10 million.
        Below is a breakdown of production, sales and closing inventories for potash in 2012 and 2011.

	Year Ended December 31,
	2012	2011
	(in thousands of tons)
Production	4,936	4,261
Sales to external customers	4,336	4,904
Sales to internal customers	293	268
Total sales (including internal sales)	4,629	5,172
Closing inventory	1,006	699

        Production of potash in 2012 was higher than in 2011, mainly due to an increase in production in Spain along with a strike in our plants in Sodom in the first quarter of 2011, which caused immediate production losses of approximately 450 thousand tons. In 2012, production of potash continued to be impacted by low production quantities in the United Kingdom. The increase in the closing inventory stems from relatively low sales to China and India.

  Phosphates

        Revenue from fertilizers and phosphates derive from sales in and outside Israel of phosphate rock (as a raw material and for direct fertilization), fertilizers (including phosphate fertilizers and compound fertilizers, liquid fertilizers, slow-release fertilizers, controlled-release fertilizers and fully soluble fertilizers, which include different proportions of nitrogen, phosphorus and potassium), phosphoric acid used as a raw material for fertilizer production ("green acid"), and other products.

        Below is a breakdown of revenue and operating income for fertilizers and phosphates in 2012 and 2011.

	Year Ended December 31,
	2012	2011
	(in millions of U.S. dollars)
Revenue*	1,727.1	1,697.7
Operating income	162.4	207.8

*
Includes revenue from inter-segment sales.

        The increase in revenue in 2012 compared with 2011 is mainly due to inclusion of the results of companies consolidated for the first time in 2011, which increased revenue by approximately $108 million. On the other hand, the fall in quantities of fertilizers sold decreased revenue by approximately $5 million, the drop in selling prices of phosphate fertilizers decreased revenue by approximately $10 million and the impact of changes in currency exchange rates, mainly the euro/U.S. dollar rate, led to a decline in revenue of approximately $64 million.

        The decrease in operating income in 2012 compared with 2011 is mainly due to the decrease in the selling prices of phosphate fertilizers, in the amount of approximately $10 million, a decrease in quantities sold, in the amount of approximately $5 million, and an increase in production costs, in the amount of approximately $5 million. This decrease was partly offset by a decrease in transportation costs of approximately $7 million. The decrease in operating income was also due to an increase in raw material and energy prices, which unfavorably impacted operating income by approximately $30 million, and unusual expenses recognized in connection with an early retirement plan, in the amount of approximately

$33 million. The decrease was partly offset by the first-time inclusion of results of companies acquired during 2011, in the amount of approximately $17 million, and by a past service cost adjustment due to the implementation of IAS 19 (revised), in the amount of approximately $13 million.

        Below is a breakdown of production and sales for fertilizers and phosphates in 2012 and 2011.

	Year Ended December 31,
	2012	2011
	(in thousands of tons)
Phosphate rock
Production	3,513	3,105
Sales to external customers	739	720
Internal uses	2,491	2,454
Fertilizers
Production	1,598	1,570
Sales to external customers	1,575	1,638

        Phosphate rock is produced according to demand, both for internal uses and for sales to external customers, while maintaining appropriate inventory levels.

        The phosphate markets in 2012 were relatively stable. Demand for phosphate fertilizers declined in the two largest markets, China and India, whereas the market in Brazil started to revive throughout 2012. In the remaining markets there was almost no change in demand.

  Industrial Products

  Sales

        The total sales of the Industrial Products segment in 2012 amounted to approximately $1,417 million, a decrease of approximately $84 million compared with 2011. The decrease in sales is due mainly to a decrease in the quantities sold, mostly of flame retardants, which decreased the sales by approximately $98 million, and from the impact of changes in currency exchange rates, in the amount of approximately $25 million. The decline in sales was partly offset by an increase in the selling prices, mainly of industrial bromine products, in the amount of approximately $39 million.

  Operating income

        The operating income in 2012 amounted to approximately $217 million, compared with operating income of approximately $290 million in 2011, a decline of approximately $73 million. Operating income as a percentage of sales was 15.3%, compared with 19.3% in 2011.

        The decrease in operating income derived from a decline in quantities sold, in the amount of approximately $41 million (due to a decrease in sales of $95 million that was partially offset by decreases in the cost of sales of $46 million and transportation costs of $8 million due to the decrease in quantities sold), an increase in the prices of raw materials and energy, in the amount of approximately $27 million, unusual expenses in connection with an early retirement plan for employees, in the amount of approximately $22 million, and an increase in other operating expenses, in the amount of approximately $29 million. The decrease in operating income resulting from the above items was partly offset by an increase in the selling prices, in the amount of approximately $39 million, and from the impact of changes in the currency exchange rate, in the amount of approximately $7 million.

  Performance Products

  Sales

        The total sales in our Performance Products segment amounted to approximately $1,472 million in 2012, a decrease of approximately $19 million compared with 2011.

        The decrease in the total sales stems from a decline in the quantities sold, which gave rise to a decrease of approximately $13 million, and the impact of the change in the currency exchange rate, in the amount of approximately $47 million. The decrease was moderated somewhat by an increase in the selling prices in the amount of approximately $20 million, and from first-time consolidation of companies during 2011, in the amount of approximately $22 million.

  Operating income

        The operating income in our Performance Products segment in 2012 amounted to approximately $179 million, a decrease of approximately $12 million compared with 2011. The decrease stems mainly from an increase in raw material and energy prices, in the amount of approximately $27 million, the impact of changes in currency exchange rates, in the amount of approximately $6 million, and an increase in other operating expenses, in the amount of approximately $10 million. The decrease in operating income resulting from these items was partly offset by an increase in selling prices, in the amount of approximately $20 million, and by the impact of unusual income in respect of a VAT refund, in the amount of approximately $11 million. In addition, operating income was affected by improved results of $13 million due to the increase in quantities sold, offset by the impact of increases in the cost of sales of approximately $10 million and in transportation costs of approximately $3 million due to the increase in quantities sold.

Liquidity and Capital Resources

  Overview

        We have significant liquidity and capital resources as of March 31, 2014 with approximately $247.8 million in cash and cash equivalents. Our net financial liabilities were $2,373 million as of March 31, 2014, including $1,824 million of long-term debt (excluding current portion) and $881.1 million of short-term debt.

        Our policy is to secure sources of financing for our operating activities and investments, while diversifying the sources of financing among various financial instruments, and between local and international financing entities. Our sources of financing are short- and long-term bank loans, mainly from international banks and institutional entities in Israel, debentures issued to the public and to institutional investors in Israel and the United States, and securitization of customer receivables whereby some of our subsidiaries sell their customer receivables in return for a cash payment. Our policy is to fully utilize the different financing facilities according to our cash flow requirements, alternative costs and market conditions.

        Distributions of dividends to us from our subsidiaries and transfers of funds through certain countries may under certain circumstances result in the creation of tax liabilities. However, taxes on dividend distributions and funds transfers have not had and are not expected to have a material impact on our ability to meet our cash obligations.

        Our management believes our sources of liquidity and capital resources, including working capital, are adequate for our current requirements and business operations and will be adequate to satisfy our anticipated requirements during at least the next twelve months for working capital, capital expenditures and other corporate needs.

  Sources and Uses of Cash

        The following table sets forth our cash flows for the periods indicated:

	Three Months Ended March 31,		For the Years Ended December 31,
	2014	2013	2013	2012	2011
			(in millions of U.S. dollars)
Net cash provided by operating activities	167	192	1,127	1,727	1,359
Net cash used in investing activities	(288)	(220)	(839)	(741)	(626)
Net cash used in financing activities	180	56	(310)	(1,019)	(834)

  Operating Activities

        Net cash flow from operating activities has provided us with a significant source of liquidity. In the three months ended March 31, 2014, net cash provided by operations was approximately $167.3 million, compared with approximately $192.1 million in the three months ended March 31, 2013. Most of the decline in cash flows from operating activities derived from the decrease in operating income. This decline was moderated by changes in working capital, mainly as a result of a decrease in inventory that stemmed from a drop in production of our Fertilizers segment and from unusual non-cash expense, such as a tax provision resulting from assessment discussions taking place with respect to certain subsidiaries in Europe in the amount of approximately $51 million. In 2013, net cash provided by operations was $1,126.9 million, compared with $1,727.2 million in 2012 and $1,358.7 million in 2011. Most of the decline in cash flows from operating activities derives from the decline in income and change in working capital, mainly as a result of the increase in trade receivables due to the increase in sales in the fourth quarter of 2013 compared with the fourth quarter of 2012. The increase in cash flows in 2012 compared with 2011 was impacted mainly by an increase in working capital in 2011, which was offset by the decline in income in 2012 compared with 2011. In addition, cash flows from operating activities in 2011 were impacted by a payment in the amount of approximately $165 million to the tax authorities in Israel as part of an assessments agreement for the years 2004 to 2008, which was paid in 2011.

  Investing Activities

        In the three months ended March 31, 2014, net cash used in investing activities was approximately $287.8 million, compared with approximately $219.8 million in the three months ended March 31, 2013. The increase in net cash used in investing activities between the first quarter of 2014 and the first quarter of 2013 was due primarily to an increase in investments in property, plant and equipment from approximately $183 million for the three months ended March 31, 2013 to approximately $219 million for the three months ended March 31, 2014, and an increase in investment from performance of construction work with respect to a new power plant in Sodom. Net cash used in investing activities was $839.3 million in 2013, compared with $740.7 million in 2012 and $625.5 million in 2011. The increase in net cash used in investing activities between 2013 and 2012 was due primarily to the performance of work on the dike surrounding the evaporation ponds of our Fertilizers segment at the Dead Sea, construction work with respect to a new power station in Sodom and the increase of the production capacity in our mines in Europe. The increase in net cash used in investing activities between 2012 and 2011 was due primarily to an increase in the acquisition of property, plant and equipment relating to investments stemming from the dynamic compacting of the dike surrounding the evaporation ponds of our Fertilizers segment at the Dead Sea, an investment as part of plan to gradually increase the production capacity of the Sodom plants, the commencement of construction of a new power plant at Sodom and improvement of our logistics setup.

  Financing Activities

        Net cash provided by financing activities was $179.7 million in the three months ended March 31, 2014, compared with $56.0 million in the three months ended March 31, 2013. The primary reason for the increase in net cash provided by financing activities was the cash flows from the receipt of long-term debt in the amount of $615.1 million in the three months ended March 31, 2014 compared with $65.0 million in the three months ended March 31, 2013, partly offset by dividends paid in the amount of $499.1 million in the three months ended March 31, 2014 compared with none for the three months ended March 31, 2013. Net cash used in financing activities was $310.0 million in 2013, compared with $1,018.6 million in 2012 and $833.7 million in 2011. The primary reasons for the decrease in net cash used in financing activities between 2013 and 2012 were dividends paid in the amount of $634.4 million in 2013 compared with $1,019.2 million in 2012 and short-term credit in the amount of $263.1 million in 2013 compared to short-term credit paid in the amount of $50.9 million in 2012. The primary reason for the increase in net cash used in financing activities between 2012 and 2011 was short-term credit paid in the amount of $50.9 million in 2011 compared to short-term credit in the amount of $316.9 million in 2012, partly offset by dividends paid in the amount of $1,019.2 million in 2012 compared to $1,131 million in 2011.

        As of March 31, 2014, our non-current liabilities consisted of loans from financial institutions in the amount of $1,543.8 million, loans from others in the amount of $6.9 million, marketable debentures in the amount of $174.0 million and non-marketable debentures in the amount of $275.0 million. For information about the currencies in which our liabilities are denominated and their interest rates, see note 17(B) to our audited financial statements included elsewhere in this prospectus. As of March 31, 2014, we had $477.0 million of unutilized long-term credit lines. Descriptions of our principal financing arrangements are set forth below.

        A portion of our loans bear variable interest rates based on short-term LIBOR for period of one to six months, plus a premium as defined in each loan agreement. Therefore, we are exposed to changes in cash flows arising from changes in these interest rates. Some of the loans and debentures issued by us bear fixed interest for the entire loan period. We hedge part of this exposure by providing a range for fixed interest rates and by hedging against variable rates reaching certain levels in order to adjust our actual interest rate structure to match our projections regarding anticipated developments in the interest rates.

        For a description of material covenants in our loan agreements and any potential concerns relating to compliance, see note 17(D) to our audited financial statements included elsewhere in this prospectus.

  Credit Agreements

        In December 2010, we received a loan from a European bank in the amount of €100 million (approximately $138 million). The loan is repayable on December 15, 2015. The interest rate on the loan is Euribor plus 1.14%.

        In March 2011, we entered into an agreement with a consortium of 17 international banks for a credit facility of $675 million. The credit facility is for five years, and is repayable in full in March 2016. The credit agreement does not include a commitment to utilize a minimum amount of the credit line, but a non-utilization commission applies at the rate of 0.28% per year. As of December 31, 2013 we had utilized $505 million from this credit facility.

        On September 11, 2012, we received a loan in the amount of $50 million from a third party, bearing interest at the three-month LIBOR plus a margin of 0.7%. The loan is extended every three months on the same terms on which it was received. The last date on which the loan was extended was December 11, 2013.

        In December 2011, we entered into an agreement with a consortium of seven international banks for a credit facility of $650 million. The credit facility is for five years, and is repayable in full in December 2016. As of December 31, 2013, we had utilized $314 million of this credit facility.

        In the second half of 2011, we entered into an agreement with a European bank for a credit facility of €100 million (approximately $138 million). The credit facility is for six years, and is repayable in full at the end of the period. The interest rate on the loan is LIBOR plus 0.9% to 1.4%, depending on the extent of the credit utilized. As of December 31, 2013, the credit facility had not been used.

        In December 2012, we entered into a credit facility agreement with a European bank for a loan of approximately €100 million (approximately $138 million). As of December 31, 2013, we had utilized $100 million from this facility. The repayment date for this amount is in December 2019. The interest rate on this amount is LIBOR plus 1.4%. The amount that is utilized from this credit facility must be repaid six years from the date of utilization but no later than December 2021.

        During 2013, we received a number of short-term loans from Israeli banks. As of March 31, 2014, the total amount of the loans was approximately $170 million.

        In November 2013, we signed separate loan agreements with several institutional entities in an aggregate amount of approximately $170 million bearing interest at a fixed rate of 4.74%. The loan is to be repaid in installments with a final repayment date in November 2024 (average life of seven years).

  2012 Controlling Shareholder Loan

        On June 26, 2012, we received a short-term loan in the amount of $50 million from our controlling shareholder, Israel Corporation, that bears interest at the three-month LIBOR plus a margin of 0.7% (1.22%). Commencing from December 24, 2012, the loan was extended every three months on the same terms on which it was originally received. On September 26, 2013, the loan period was extended by an additional six months, and the interest rate was updated to a rate of 0.86%. On March 26, 2014, the loan period was extended by an additional six months and the interest rate was updated to a rate of 0.77625%. The terms of this loan are similar to market terms.

  Securitization Transaction

        On July 2, 2010, we and certain subsidiaries entered into a number of securitization agreements with Rabobank International and Credit Agricole (the "Lending Banks") for the sale of our customer receivables to a foreign company established specifically for this purpose that is neither owned nor controlled by us (the "Acquiring Company").

        The Acquiring Company finances acquisition of the receivables by means of a loan received from a financial institution, which is not related to us, which finances the loan out of the proceeds from the issuance of commercial paper on the U.S. commercial paper market. The repayment of both the commercial paper and the loan are backed by credit lines from the Lending Banks. The amount of cash that will be received in respect of the initial sale of the customer debts in the securitization transaction will be up to $350 million.

        The acquisition is on an ongoing basis, such that the proceeds received by the Acquiring Company from customers whose receivables were sold are used to acquire new trade receivables.

        We and our subsidiaries are entitled to sell our trade receivables to the Acquiring Company for the five-year period ending in July 2015, although both parties have the option at the end of each year to give notice of cancellation of the securitization transaction.

        The selling price of the trade receivables is the amount of the debt sold, less the calculated interest cost based on the anticipated period between the sale date of the customer debt and its repayment date.

        Upon acquisition of a receivable, the Acquiring Company pays the majority of the sale price in cash and the remainder in a subordinated note, which is paid after collection of the receivable sold. The cash portion of the consideration varies according to the composition and behavior of the customer portfolio.

        Our subsidiaries handle collection of the trade receivables included in the securitization transaction on behalf of the Acquiring Company.

        In addition, as part of the agreements a number of conditions were set in connection with the quality of the customer portfolios, which give the Lending Banks the option to terminate the undertaking or determine that some of the subsidiaries, the customer portfolios of which do not meet the conditions provided, will no longer be included in the securitization agreement.

        The securitization of trade receivables does not meet the conditions for disposal of financial assets prescribed in International Standard IAS 39, regarding Financial Instruments—Recognition of Measurement, since we did not transfer all of the risks and rewards deriving from the trade receivables. Therefore, the amounts received from the Acquiring Company are presented as a financial liability as part of the short-term credit. As of March 31, 2014, utilization of the securitization facility and trade receivables within this framework amounted to $343 million compared to approximately $176 million as of March 31, 2013.

  2005 Debentures

        In 2005, we issued debentures to institutional investors in a private placement in the United States in the amount of $125 million bearing fixed interest. The repayment date of the debentures is March 3, 2015. As of December 31, 2013, the outstanding balance of the debentures was approximately $67 million, bearing interest at a fixed rate of 5.72%.

  April 2009 Debentures

        On April 27, 2009, we issued three series of debentures in a private offering by way of tender to institutional investors, for an amount equal to NIS 695 million (approximately $167 million). The debentures were issued in the following three series:

  •
  Series A—approximately NIS 452 million in aggregate principal amount of debentures linked to the Consumer Price Index published by the Israeli Central Bureau of Statistics ("CPI"), to be redeemed at the end of 5 years.

  •
  Series B—approximately NIS 61 million in aggregate principal amount of debentures not linked to the CPI or the U.S. dollar, to be redeemed at the end of 4.5 years.

  •
  Series C—approximately NIS 182 million in aggregate principal amount of debentures linked to the U.S. dollar, to be redeemed at the end of 4.5 years.

        In August 2009, the debentures were registered for trading on the TASE. The interest rate determined in the tender after registration of the debentures on the stock exchange is 3.4% per annum for the CPI-linked debentures, 5.25% per annum for the NIS debentures and 2.4% above the six-month U.S. dollar LIBOR, for the U.S. dollar-linked debentures.

  September 2009 Debentures

        On September 9, 2009, we issued three series of debentures (including one new series and expansion of two existing series) by means of a public tender for an amount equal to NIS 898 million (approximately $235 million). The debentures were issued in three series, as follows:

  •
  Expanded Series B—approximately NIS 696 million in aggregate principal amount of debentures not linked to the CPI or the U.S. dollar, to be redeemed at the end of about 4 years, bearing interest at the rate of 5.25%. The debentures were issued at a price of NIS 1.031 per unit and at an effective interest rate of 5%.

  •
  Expanded Series C—approximately NIS 102 million in aggregate principal amount of debentures linked to the U.S. dollar, to be redeemed in about 4 years, bearing interest at the rate of 2.4% above the six-month U.S. dollar LIBOR (which was 4.4% on the issuance date). The debentures were issued at a price of NIS 0.913 per unit and at an effective interest rate of 4.7%.

  •
  Series D—approximately NIS 100 million in aggregate principal amount of NIS debentures not linked to the CPI or the U.S. dollar, to be redeemed at the end of about 5 years, bearing interest at the rate of 1.45% above the three-month NIS Telbor rate.

        In respect of our NIS and index-linked series, we have executed transactions in derivatives that swap the NIS cash flows with U.S. dollar cash flows. In addition, we have executed derivatives transactions to hedge most of the exposure to changes in the CPI.

        On October 31, 2013, the Series B debentures and the Series C debentures were repaid in full, in the amounts of approximately $209 million and approximately $70 million, respectively. On April 30, 2014, the Series A debentures were repaid in full, in the amount of approximately $147 million. As of March 31, 2014, the liability in respect of the Series D debentures was approximately $29 million. These debentures are to be repaid in full on October 31, 2014.

  2013 Debentures

        In November 2013, a wholly owned and controlled subsidiary of ours entered into an agreement with institutional and international investors to make a private offering in the United States of unregistered debentures in an amount of up to $275 million. Our subsidiary issued three series of debentures in an aggregate principal amount of $275 million, the proceeds of which were received in January 2014.

        The debentures were issued in three series, as follows:

  •
  $84 million of debentures with a repayment date of January 15, 2021 bearing interest at a fixed rate of 4.55%.

  •
  $145 million of debentures with a repayment date of January 15, 2024 bearing interest at a fixed rate of 5.16%.

  •
  $46 million of debentures with a repayment date of January 15, 2026 bearing interest at a fixed rate of 5.31%.

Related and Interested Parties

Controlling Shareholder

        Our parent company is Israel Corporation, a public company listed for trading on the TASE. Immediately prior to this offering, Israel Corporation holds approximately 52.38% of our outstanding ordinary shares. If Israel Corporation determines to sell the ordinary shares to the underwriters, it will cease to have voting rights with respect to the ordinary shares subject to the offering, and if Israel Corporation determines to enter into forward sale agreements, it will cease to have voting rights with respect to the ordinary shares it makes available to the forward counterparties pursuant to such agreements. To the extent Israel Corporation determines to enter into forward sale agreements, it will, at the relevant settlement dates, regain voting rights with respect to the ordinary shares it makes available to the forward counterparties under these agreements if it elects cash settlement for such settlement dates.

        Israel Corporation exercises control over our operations and business strategy and has sufficient voting power to control many matters requiring approval by our shareholders, including:

  •
  the composition of our Board of Directors (other than external directors);

  •
  mergers or other business combinations;

  •
  certain future issuances of ordinary shares or other securities; and

  •
  amendments to our Articles of Association.

        However, Israel Corporation does not exercise control with respect to our compensation policy and related party transactions, since these must be approved by a majority of our non-related shareholders.

        Whether Israel Corporation determines to enter into forward sale agreements or sell the ordinary shares directly to the underwriters, Israel Corporation will still have a major impact on the general meeting of our shareholders and will de facto have the power to appoint directors and have a strong influence upon the composition of our Board of Directors.

 Critical Accounting Policies and Estimates

        The following is a description of certain key accounting policies on which our financial condition and results of operations are dependent. The key accounting policies generally involve complex quantitative analyses or are based on subjective judgments or assumptions. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances. Actual results may differ from these estimates if assumptions and conditions change. For a full description of our significant accounting policies, see note 3 to our audited financial statements included elsewhere in this prospectus.

  Employee Benefits

        According to International Standard IAS 19, some of our employee benefit plans constitute a defined benefit plan as defined in IAS 19. Such plans principally include liabilities for pension and severance benefits.

        In computing pension liability, we use various assessments. These assessments include, among other things, the interest rate for discounting our pension liability and the pension fund assets, assessments regarding the long-term increase in wages and an assessment of the life expectancy of the group of employees entitled to a pension. Assessment of the interest rate for purposes of discounting our pension liability and the pension fund assets is based on the rate of return on bonds of corporations operating in countries where an active market exists for corporate bonds and on the rate of return on government bonds for companies operating in countries where there is no active market for corporate bonds. The rate of return on long-term bonds changes according to market conditions. As a result the discount rate will also change as will the pension liability and the pension fund assets. The assessment regarding the increase in wages is based on our forecasts in accordance with past experience and existing labor agreements. Such assessments may be different than the actual wage increases. The life expectancy assessment is based on actuarial research published in each country. This research is updated every several years, and accordingly the life expectancy assessment may be updated.

        Measurement of the liability for severance pay is based upon an actuarial assessment, which takes into account various assessments including, among others, the future increase in employee wages and the rate of employee turnover. The measurement is made on the basis of discounting the expected future cash flows according to the interest rate on high ranking highly rated government bonds. In addition, the severance pay deposits are measured according to their fair value. Changes in the assumptions used for the calculation of the liability for severance pay and the related plan assets for severance pay could increase or decrease the net liability for severance pay recognized.

  Environmental and Contingent Liabilities

        We produce fertilizers and chemical products and, therefore, are exposed in our ordinary course of business to obligations and commitments under environmental and related laws and regulations. We recognize a liability in our books when such liability is expected, is derived from a liability event that has already occurred and can be reliably measured. Assessment of the liability is based mostly on past experience, familiarity with the legal requirements concerning our areas of operation, as well as assessments regarding contingent claims existing against us based on opinions of legal advisors and other experts. As explained in note 23 to our audited financial statements, a number of lawsuits are pending against us, the results of which may have a material impact on our results of operations.

        When assessing the possible outcomes of legal claims that were filed against us and our investee companies, we base our assessments on the opinions of our legal advisors. These opinions of the legal advisors are based on their best professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the results of the claims will ultimately be determined by the courts or as part of a settlement, they may be different from these estimates by us and our legal advisors.

  Property, Plant and Equipment

        Property, plant and equipment items are depreciated using the straight-line method over their estimated useful lives.

        We evaluate the estimated useful lives of the property, plant and equipment by means of a comparison to the sector in which we operate, the level of upkeep of the facilities and the performance of the facilities over the years. Changes in these estimates in succeeding periods could increase or decrease the rate of depreciation of the facilities.

  Impairment of Assets

        We examine at every reporting date whether there have been events or changes in circumstances indicating that there has been an impairment of one or more nonmonetary assets. When there are indications of impairment, an examination is made as to whether the carrying amount of the investment can be recovered from the discounted cash flows anticipated to be derived from the asset, and if necessary, we record an impairment provision up to the amount of the recoverable value. Assessment of the impairment of goodwill and of other intangible assets having an indeterminable lifespan is performed once a year or more frequently when indications of impairment exist.

        The recoverable value of the asset or the cash generating unit is determined based on the higher of the fair value of the asset less realization costs and the present value of the future cash flows expected from the continued use of the asset in its existing state, including the cash flows expected upon removal of the asset from service and its eventual sale (value in use).

        The future cash flows are discounted to their present value using a discount rate that reflects assessments of the market participants of the time value of money and the risks specific to the asset. The estimates regarding cash flows are based on past experience with respect to this asset or similar assets, and on our best assessments regarding the economic conditions that will exist during the asset's remaining useful life.

        The estimates of the future cash flows are based on our forecasts. Since the actual cash flows could be different than our forecasts, the amount of the realizable value determined in the examination of impairment in value may change in succeeding periods, such that in the future an additional reduction of the value of the assets or elimination of a reduction recorded in prior periods may be required.

        There were no indicators of impairment in 2011, 2012 or 2013, except for impairment in one of our cash-generating units of approximately $10 million, which was recognized as an impairment of property, plant and equipment in 2013. The cash-generating unit had no intangible or goodwill assets. As of the date of our most recent impairment analysis with respect to our goodwill and other indefinite lived intangible assets, none of our other cash-generating units was at risk for an impairment charge.

  Business Combinations

        We are required to allocate the cost of acquiring companies and operations in business combinations on the basis of the estimated fair value of the assets and liabilities acquired. We use the valuations of external independent appraisers and internal valuations for purposes of determining the fair value. The valuations include assessments and estimates of management concerning expected cash flow forecasts from the acquired business, and models for calculating the fair value of the acquired items and their depreciation period. Management's estimates have an impact on the balance of assets and liabilities acquired and the depreciation and amortization in the statement of income. Management's estimates of the forecasted cash flows and useful lives of the acquired assets may differ from the actual results.

  Taxes on Income

        We are subject to income taxes in numerous jurisdictions and, therefore, our management is required to exercise considerable judgment in order to determine the aggregate provision for taxes. A provision in respect of uncertain tax positions is recorded where it is more likely than not that a flow of economic resources will be required in order to discharge the obligation.

        The deferred taxes are computed according to the tax rates expected to apply when the timing differences are realized, as stated in note 3(O) to our audited financial statements. The tax rate expected to apply upon the realization of the timing differences applying to Benefited Enterprises in Israel entitled to tax benefits is based on forecasts of future revenues to be earned by such Benefited Enterprises in proportion to our total revenues. For additional information about Benefited Enterprises in Israel, see "Tax Considerations—Israeli Tax Considerations." Changes in these assessments could lead to changes in the book value of these tax assets, the tax liabilities and the results of operations.

  Inventories

        Inventories are measured in the financial statements at the lower of cost or net realizable value. The net realizable value is an estimate of the selling price in the ordinary course of business, less the estimate of the cost of completion and the estimate of the costs needed to effect the sale. The selling price is estimated on the basis of the selling price expected at the time of realization of the inventories. A decrease in the expected selling price could cause a decrease in the book value of the inventories and therefore our results of operations. Raw materials are written down to realizable value, which is based on the realization values of the inventories of the finished products in which they are included, only when the finished products in which they are included are expected to be sold at prices below cost. In cases where the replacement price of raw materials serves as the best available evidence for realizable value, measurement of realizable value is based on the replacement price. A decline in the expected replacement value could give rise to a decline in the value of the inventories of raw materials in the books and our results of operations.

        Part of the raw materials, work in process and finished goods are in bulk. The quantities are based on estimates made, for the most part, by third parties who measure the volume and density of the inventory. Variances in the estimates used in determining the assessments may cause a change in the value of the inventory in the books.

Principal Capital Expenditures and Divestitures

        We had capital expenditures of approximately $957.9 million, $779.6 million and $947.3 million in 2011, 2012 and 2013, respectively. Our principal capital expenditures since January 1, 2011 have consisted of work on the dike surrounding the evaporation ponds of our Fertilizers segment at the Dead Sea, construction work with respect to a new power station at Sodom, investments as part of a plan to gradually increase the production capacity of the Sodom plans, investments to increase the production capacity of our mines in Europe, improvements in our logistics setup and the purchase and refurbishing of isotanks for transporting bromine. We have financed our capital expenditures primarily from cash flows from operations and expect to finance our capital expenditures for the rest of 2014 using cash flows from operations and our debt facilities.

        Our capital expenditures and divestitures currently in progress are primarily in Israel and Spain, including the completion of the construction of the dike at Pond 5 in the Dead Sea and expansion of our production capacity at the Suria site in Spain. We will fund these capital expenditures using cash flows from operations and our debt facilities. As of the date of this prospectus, there is an agreement between Dead Sea Works and the State of Israel regarding financing of the costs of the dike (the temporary defenses stage) pursuant to which Dead Sea Works will bear 39.5% of the financing and the State of Israel will bear the rest. On July 8, 2012, we entered into an agreement with the government of Israel, relating to a permanent solution for the increase in the level of Pond 5. The permanent solution for the rising of the level of the Dead Sea is by means of full harvesting of the salt from Pond 5. Upon completion of the salt harvesting, the process of production of the raw materials will no longer cause or require raising of the water level of Pond 5. Planning and execution of the salt harvesting will be performed by us. This project will constitute an Israeli national infrastructure project that will be promoted by the Israeli Committee for

National Infrastructures and starting January 1, 2017, the water level in Pond 5 will not rise above 15.1 meters. The statutory infrastructure of the salt harvesting project is presently being discussed by the Board of National Infrastructures and its approval is expected in 2014. Concurrently, we are performing additional activities relating to the salt harvesting project. According to the Dead Sea Protection Company, the total cost of the salt harvesting is estimated, as of October 2010, to be in an undiscounted amount of NIS 7 billion. The Israeli government will bear up to 20% of the cost of the salt harvesting. The Israeli government's maximum commitment (20% of NIS 3.8 billion, the discounted amount) is linked to the CPI and bears interest at the rate of 7%. See note 23(C)(4) to our consolidated financial statements for further details regarding this agreement and the related costs.

  Sodom Power Plant Construction Contract

        On June 28, 2012, Dead Sea Works entered into agreements regarding a project to construct a new dual-fuel cogeneration plant in Sodom with a production capacity of 330 tons of steam per hour and 250 megawatts of electricity that will fulfill all the electricity and steam requirements of the production plants at the Sodom site in the upcoming years. The project is expected to be completed in the middle of 2015. The cost of the project is estimated at approximately $320 million.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

Contractual Obligations

        The following table presents information related to our contractual obligations as of December 31, 2013.

	As at December 31, 2013
	Total Amount	12 months or Less	1 - 2 years	3 - 5 years	More than 5 years
	(in millions of U.S. dollars)
Credit from banks and others (not including current maturities)	538.5	543.7	—	—	—
Trade payables	669.1	669.1	—	—	—
Other payables	387.0	387.0	—	—	—
Operating lease obligations	188.2	28.6	38.8	32.8	88.0
Purchase obligations(1)	1,447.7	519.8	549.8	325.5	52.6
Non-convertible debentures (including current maturities and interest)	242.8	185.3	70.8	—	—
Long-term bank loans (including current maturities and interest)	1,247.6	25.0	39.2	1,017.9	260.2

	4,713.7	2,357.0	689.6	1,376.4	403.8

(1)
Information excludes ordinary course agreements for purchases within the next twelve months.

Financial liabilities—derivative instruments utilized for economic and accounting hedging
Interest rate swaps and options	8.3	1.8	4.0	2.6	—
Foreign exchange derivatives	10.0	10.0	—	—	—

	18.3	11.8	4.0	2.6	—

 Quantitative and Qualitative Disclosures About Market Risk

  Risk Management

        In the ordinary course of our business activities, we are exposed to various market risks that are beyond our control, including fluctuations in the prices of certain of our products and inputs, currency exchange rates, interest rates, energy prices and marine transportation prices, that may have an adverse effect on the value of our financial assets and liabilities, future cash flows and profit. As a result of these market risks, we could suffer a loss due to adverse changes in the prices of our products or our inputs, foreign exchange rates, interest rates, energy prices or marine transportation prices.

        For financial assets and financial liabilities in currencies that are not the functional currency of our subsidiaries, our policy is to minimize this exposure as far as possible by the use of various hedging instruments. We do not use hedging instruments to hedge the prices of our products. We do not hedge against severance pay liabilities and our tax results since the exposure is long term. For hedging against the prices of crude oil, marine transportation prices, projected income and expenses in currencies that are not the functional currency of our subsidiaries, and interest rates, our policy is to hedge, as described below.

        Our subsidiaries regularly monitor the extent of our exposure and the hedging rates for the various risks described below. The hedging policy for all types of exposure is discussed by our Board of Directors and the boards of directors of our subsidiaries as part of the annual budget discussions. Together with the presentation of quarterly financial results, our audit and finance committee receives quarterly reports on exposure and hedging rates and determines if our hedging policy should be revised. Management implements our hedging policy with reference to actual developments and expectations in the various markets.

        We use financial instruments and derivatives for hedging purposes only. These hedging instruments reduce our exposure as described above. Most of these transactions do not meet the hedging conditions provided in IFRS, and therefore they are measured at fair value, and changes in the fair value are charged immediately to profit and loss. The counterparties for our derivatives transactions are banks. We believe the credit risk in respect thereof is negligible.

        As part of our swap transactions, we replace the variable interest rate paid on loans received with fixed interest with rates between 1.4% and 3.4%. In our cap and floor transactions, we fix the fluctuation of the variable interest loans in the range of 1% to 3.2%.

        In 2009, we issued four series of listed debentures amounting to NIS 1.6 billion. On October 31, 2013, the Series B and C debentures, were repaid in full in exchange for prices of $209 million and $70 million, respectively. On April 30, 2014, the Series A debentures were repaid in full, in the amount of approximately $147 million. As of March 31, 2014, the liability in respect of the Series D debentures was approximately $29 million. These debentures are to be repaid in full on October 31, 2014.

        With respect to our CPI-linked NIS liabilities, we executed transactions in derivatives to replace NIS cash flows with U.S. dollar cash flows. We also executed transactions in derivatives to hedge most of our exposure to changes in the CPI. In the third quarter of 2009, we acquired derivatives to hedge the exposure to changes in the cash flows of the expanded debentures (Series B), in respect of changes in the exchange rates of the NIS against the U.S. dollar. This hedging transaction was treated in the financial statements as an accounting hedge. This hedging was terminated along with the repayment of Series B debentures on October 31, 2013.

        In the third quarter of 2012, we acquired a derivative to hedge against the exposure to changes in the cash flows of the project for construction of a new cogeneration plant in Sodom, stemming from changes in the exchange rate of the U.S. dollar against the euro. The transactions for hedging construction of the power station in Sodom comply with the conditions for treatment as an accounting hedge under IFRS. Changes in the fair value of the derivative used to hedge cash flows, in respect of the effective portion, are recorded in other comprehensive income. In 2013, other comprehensive income was recognized in the amount of about $1.7 million. Changes in the fair value of the derivative relating to the non-effective portion are recorded in the statement of income.

        None of our other hedging transactions are accounted for as accounting hedges in our financial statements.

        For additional information about our hedging activities, see note 27 to our audited financial statements included elsewhere in this prospectus.

  Exchange Rate Risk

        The U.S. dollar is the principal currency of the business environment in which most of our subsidiaries operate. The majority of our activities—sales, purchase of materials, selling, marketing expenses and financing expenses, as well as the purchase of property, plant and equipment—are executed mainly in U.S. dollars, and so the U.S. dollar is used as the functional currency for measurement and reporting of the Company and the majority of our subsidiaries.

        We have a number of consolidated subsidiaries overseas and one local subsidiary in Israel, whose functional currencies are their local currency—mainly the euro, the British pound, the Brazilian real, the NIS and the Chinese yuan.

        Set forth below is a description of our principal exposures in respect of changes in currency exchange rates.

        Transactions by our subsidiaries in currencies that are not their functional currency expose us to changes in the exchange rates of those currencies compared with their functional currencies. Measurement of this type of exposure is based on the ratio of net income to expenses in each currency that are not the functional currency of that company.

        Part of the costs of our inputs in Israel are denominated and paid in NIS. Thus, we are exposed to a strengthening of the NIS exchange rate against the U.S. dollar (NIS appreciation). This exposure is similar to the exposure described above for transactions in foreign currencies but is much larger than the other currency exposures.

        The results for tax purposes of us and some of our subsidiaries operating in Israel are measured in NIS. As a result, we and some of our subsidiaries are exposed to the difference between the rate of the change in the U.S. dollar exchange rate and the measurement base for tax purposes (the NIS) in respect of those subsidiaries.

        Our subsidiaries have severance pay liabilities that are payable in the local currency, and in Israel they are sometimes also affected by rises in the CPI. Our subsidiaries in Israel have reserves to cover part of these commitments, which are denominated in NIS and affected by the performance of the funds in which the sums are invested. As a result, we are exposed to changes in the exchange rates of the U.S. dollar against various local currencies in respect of net liabilities for severance pay.

        Our subsidiaries have financial assets and liabilities that are denominated in or linked to currencies other than their functional currencies. A surplus of assets over liabilities denominated in currencies that are not the functional currency creates exposure for us in respect of exchange rate volatility.

        With respect to investment in subsidiaries whose functional currency is not the U.S. dollar, the end-of-period balance-sheet balances of these companies are translated into U.S. dollars based on the exchange rate of the U.S. dollar in relation to the reporting currency of these companies at the end of the relevant period. The beginning-of-period balance-sheet balances, as well as capital changes during the period, are translated into U.S. dollars at the exchange rate at the beginning of the period or on the date of the change in capital, respectively. The differences arising from the effect of the change in the exchange rate between the U.S. dollar and the currency in which the companies report create exposure. The effects of this exposure are charged directly to equity.

        Our Finance Forum (whose members are the senior financial managers of our Company and each of our segments) periodically examines the extent of the hedging implemented for each of the exposures described above, and decides on the required scope of the hedging. We use various financial instruments for our hedging activity, including derivatives.

        The tables below set forth the sensitivity of our derivative instruments and certain balance sheet items to 5% and 10% increases and decreases in exchange rates as of December 31, 2013.

	Increase (decrease) in fair value			Increase (decrease) in fair value
	Increase of 10%	Increase of 5%	Fair value	Decrease of 5%	Decrease of 10%
	(in millions of U.S. dollars)
U.S. dollar/NIS
Type of instrument
Cash and cash equivalents	(3.2)	(1.6)	32.1	1.6	3.2
Short term deposits and loans	(0.1)	(0.1)	1.4	0.1	0.1
Trade receivables	(6.2)	(3.1)	61.9	3.1	6.2
Receivables and debit balances	(2.2)	(1.1)	22.1	1.1	2.2
Long-term deposits and loans	(0.6)	(0.3)	6.0	0.3	0.6
Credit from banks and others	0.1	0.0	(0.6)	0.0	(0.1)
Trade payables	25.2	12.6	(251.6)	(12.6)	(25.2)
Other payables	15.3	7.6	(152.9)	(7.6)	(15.3)
Debentures	17.8	8.9	(177.8)	(8.9)	(17.8)
Long-term loans	17.3	8.6	(172.9)	(8.6)	(17.3)
Options	(51.4)	(28.6)	28.2	36.4	78.2
Forward	(20.4)	(10.7)	1.3	11.8	25.0
Swap	(31.8)	(16.8)	21.9	17.4	38.4
Total	(40.2)	(24.6)	(580.9)	34.1	78.2

	Increase (decrease) in fair value			Increase (decrease) in fair value
	Increase of 10%	Increase of 5%	Fair value	Decrease of 5%	Decrease of 10%
	(in millions of U.S. dollars)
CPI
Type of instrument
Long-term deposits and loans	0.2	0.1	1.9	(0.1)	(0.2)
Fixed-interest debentures	(14.9)	(7.4)	(148.7)	7.4	14.9
CPI/U.S. dollar swap	3.9	2.0	9.5	(2.0)	(3.9)
Forward CPI	6.4	3.2	(1.1)	(3.2)	(6.4)
Total	(4.4)	(2.1)	(138.4)	2.1	4.4

	Increase (decrease) in fair value			Increase (decrease) in fair value
	Increase of 10%	Increase of 5%	Fair value	Decrease of 5%	Decrease of 10%
	(in millions of U.S. dollars)
Euro/U.S. dollar
Type of instrument
Cash and cash equivalents	(6.5)	(3.2)	64.9	3.2	6.5
Short term deposits and loans	(0.1)	0.0	0.8	0.0	0.1
Trade receivables	(29.1)	(14.6)	291.3	14.6	29.1
Receivables and debit balances	(2.8)	(1.4)	28.0	1.4	2.8
Long-term deposits and loans	0.0	0.0	0.5	0.0	0.0
Credit from banks and others	10.8	5.4	(108.2)	(5.4)	(10.8)
Trade payables	24.5	12.3	(245.3)	(12.3)	(24.5)
Other payables	12.9	6.5	(129.4)	(6.5)	(12.9)
Long-term loans from banks	15.2	7.6	(152.4)	(7.6)	(15.2)
Options	10.2	4.9	(2.3)	(5.1)	(9.6)
Forward	(56.2)	(26.6)	0.5	24.1	46.0
Total	(21.1)	(9.1)	(251.6)	6.4	11.5

	Increase (decrease) in fair value			Increase (decrease) in fair value
	Increase of 10%	Increase of 5%	Fair value	Decrease of 5%	Decrease of 10%
	(in millions of U.S. dollars)
British pound/U.S. dollar
Type of instrument
Cash and cash equivalents	(1.8)	(0.9)	17.9	0.9	1.8
Trade receivables	(3.3)	(1.7)	33.1	1.7	3.3
Receivables and debit balances	(0.5)	(0.2)	4.9	0.2	0.5
Credit from banks and others	1.6	0.8	(16.0)	(0.8)	(1.6)
Trade payables	1.4	0.7	(14.1)	(0.7)	(1.4)
Other payables	0.9	0.5	(9.4)	(0.5)	(0.9)
Forward	(5.2)	(2.4)	1.0	2.2	4.2
Total	(6.9)	(3.2)	17.4	3.0	5.9

	Increase (decrease) in fair value			Increase (decrease) in fair value
	Increase of 10%	Increase of 5%	Fair value	Decrease of 5%	Decrease of 10%
	(in millions of U.S. dollars)
British pound/Euro
Type of instrument
Forward	0.0	0.0	0.0	0.0	(0.1)
Options	(1.7)	(0.7)	0.3	1.0	2.2
Total	(1.7)	(0.7)	0.3	1.0	2.1

	Increase (decrease) in fair value			Increase (decrease) in fair value
	Increase of 10%	Increase of 5%	Fair value	Decrease of 5%	Decrease of 10%
	(in millions of U.S. dollars)
Japanese yen/U.S. dollar
Type of instrument
Cash and cash equivalents	(0.4)	(0.2)	4.2	0.2	0.4
Trade receivables	(0.8)	(0.4)	7.8	0.4	0.8
Long-term deposits and loans	0.0	0.0	0.2	0.0	0.0
Trade payables	0.1	0.0	(1.0)	0.0	(0.1)
Other payables	0.0	0.0	(0.3)	0.0	0.0
Options	0.8	0.4	0.5	(0.5)	(1.0)
Forward	0.5	0.2	0.4	(0.3)	(0.6)
Total	0.2	0.0	11.8	(0.2)	(0.5)

	Increase (decrease) in fair value			Increase (decrease) in fair value
	Increase of 10%	Increase of 5%	Fair value	Decrease of 5%	Decrease of 10%
	(in millions of U.S. dollars)
Brazilian real/U.S. dollar
Type of instrument
Cash and cash equivalents	(1.0)	(0.5)	10.1	0.5	1.0
Trade receivables	(1.1)	(0.6)	11.2	0.6	1.1
Trade payables	0.9	0.4	(8.8)	(0.4)	(0.9)
Other payables	0.1	0.0	(1.0)	0.0	(0.1)
Total	(1.1)	(0.7)	11.5	0.7	1.1

	Increase (decrease) in fair value			Increase (decrease) in fair value
	Increase of 10%	Increase of 5%	Fair value	Decrease of 5%	Decrease of 10%
	(in millions of U.S. dollars)
Chinese yuan/U.S. dollar
Type of instrument
Cash and cash equivalents	(1.9)	(1.0)	19.4	1.0	1.9
Trade receivables	(1.2)	(0.6)	11.7	0.6	1.2
Receivables and debit balances	0.0	0.0	0.3	0.0	0.0
Trade payables	0.2	0.1	(1.8)	(0.1)	(0.2)
Other payables	0.6	0.3	(5.9)	(0.3)	(0.6)
Total	(2.3)	(1.2)	23.7	1.2	2.3

  Interest Rate Risk

        We have loans bearing variable interest that expose our finance expenses and cash flows to changes in those interest rates. With respect to our fixed-interest loans, there is exposure to changes in the fair value of the loans due to changes in the market interest rate.

        Our Finance Forum examines the extent of the hedging in order to adjust the structure of the actual interest to our expectations with regard to the anticipated developments in the interest rate, taking into account the cost of the hedging. The hedging is implemented by using a fixed interest range and by hedging variable interest.

        The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in LIBOR as of December 31, 2013.

	Increase (decrease) in fair value			Increase (decrease) in fair value
	Increase of 1%	Increase of 0.5%	Fair value	Decrease of 0.5%	Decrease of 1%
	(in millions of U.S. dollars)
Type of instrument
Fixed-U.S. dollar interest debentures	0.8	0.4	(69.9)	(0.4)	(0.8)
Collar transactions	1.5	0.9	(1.9)	(0.8)	(0.9)
Swap transactions	4.8	2.4	(3.4)	(2.5)	(5.1)
NIS/U.S. dollar swap	13.3	6.8	12.3	(7.2)	(14.6)
Total	20.4	10.5	(62.9)	(10.9)	(21.4)

        The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the CPI as of December 31, 2013.

	Increase (decrease) in fair value			Increase (decrease) in fair value
	Increase of 1%	Increase of 0.5%	Fair value	Decrease of 0.5%	Decrease of 1%
	(in millions of U.S. dollars)
Sensitivity to changes in the index interest rate
Type of instrument
Fixed-interest debentures	0.5	0.2	(148.7)	(0.2)	(0.5)
CPI/U.S. dollar swap	(0.1)	(0.1)	9.5	0.1	0.1
Total	0.4	0.1	(139.2)	(0.1)	(0.4)

        The table below sets forth the sensitivity of certain financial instruments to 0.5% and 1% increases and decreases in the NIS interest rate as of December 31, 2013.

	Increase (decrease) in fair value			Increase (decrease) in fair value
	Increase of 1%	Increase of 0.5%	Fair value	Decrease of 0.5%	Decrease of 1%
	(in millions of U.S. dollars)
Sensitivity to changes in the index interest rate
Type of instrument
NIS/U.S. dollar swap	(13.1)	(6.7)	13.2	7.0	14.4

  Energy Price Risk

        Execution of hedging is determined by appropriate personnel after consultation with Israeli and foreign energy advisors.

        The table below sets forth the sensitivity of instruments hedging energy price risk to 5% and 10% increases and decreases in energy prices as of December 31, 2013.

	Increase (decrease) in fair value			Increase (decrease) in fair value
	Increase of 10%	Increase of 0.5%	Fair value	Decrease of 0.5%	Decrease of 10%
	(in millions of U.S. dollars)
Type of instrument
Energy hedges	2.9	1.4	1.6	(1.3)	(2.3)

  Marine Transportation Price Risk

        We purchase hedges on part of our exposure to marine bulk transportation prices. Hedging is executed by the appropriate personnel, after consultation with overseas experts.

        The table below sets forth the sensitivity of instruments hedging marine transportation price risk to 5% and 10% increases and decreases in marine transportation prices as of December 31, 2013.

	Increase (decrease) in fair value			Increase (decrease) in fair value
	Increase of 10%	Increase of 0.5%	Fair value	Decrease of 0.5%	Decrease of 10%
	(in millions of U.S. dollars)
Type of instrument
Marine shipping hedges	3.8	1.9	5.6	(1.9)	(3.8)

BUSINESS

Company Overview

        We are a leading specialty minerals company that operates a unique, integrated business model. We extract raw materials and utilize sophisticated processing and product formulation technologies to add value to customers in three attractive end-markets: agriculture, food and engineered materials. These three end-markets constitute over 90% of our revenue. With regards to activities which are non-core assets, we are considering the possibility of disposing them or a way to incorporate them within our operations. Our operations are organized into three segments: (1) Fertilizers, which operates the raw material extraction for us and markets potash, phosphates and specialty fertilizers; (2) Industrial Products, which primarily extracts bromine from the Dead Sea and produces and markets bromine and phosphorus compounds for the electronics, construction, oil and gas and automotive industries and (3) Performance Products, which mainly produces, markets and sells a broad range of downstream phosphate-based food additives and industrial intermediates.

        Our principal assets include:

  •
  Access to one of the world's richest, longest-life and lowest-cost sources of potash and bromine (the Dead Sea)

  •
  Access to potash mines in the United Kingdom and Spain

  •
  Bromine compounds processing facilities located in Israel, the Netherlands and China

  •
  A unique integrated phosphate value chain, from phosphate rock mines in the Negev Desert in Israel to our value-added products in Israel, Europe, the United States, Brazil and China

  •
  An extensive global logistics and distribution network with operations in over 30 countries

  •
  A focused and highly experienced group of over 500 technical experts developing production processes, new applications, formulations and products for our three key end-markets: agriculture, food and engineered materials

        For the year ended December 31, 2013, we generated total sales of $6.3 billion, operating income of $1.1 billion, net income of $820.2 million and Adjusted EBITDA of $1.6 billion. Our Fertilizers segment sold 4.7 million tons of potash to external customers, 0.9 million tons of phosphate rock and 1.7 million tons of phosphate fertilizers, generating sales of $3.4 billion, operating income of $821.1 million and Adjusted EBITDA of $1.1 billion. Our Industrial Products segment generated sales of $1.3 billion, operating income of $114.5 million and Adjusted EBITDA of $224.7 million. Our Performance Products segment generated sales of $1.5 billion, operating income of $195.8 million and Adjusted EBITDA of $242.4 million. See "Prospectus Summary—Summary Historical Consolidated Financial Data" for a definition of Adjusted EBITDA and a reconciliation to the comparable IFRS measure.

2013 Revenue Contribution by Segment	2013 Adjusted EBITDA Contribution by Segment(1)

Total: $6.3 billion	Total: $1.6 billion

(1)
Excludes Adjusted EBITDA attributable to Other and eliminations. Does not sum to 100% due to rounding.

2013 Revenue Contribution by End-Market	2013 Adjusted EBITDA Contribution by End-Market

Our Industry

        The majority of our businesses compete in the global fertilizer and specialty chemicals industries.

  Fertilizers

        Fertilizers serve an important role in global agriculture by providing vital nutrients that help increase both the yield and the quality of crops. We supply two of the three essential nutrients—potassium, phosphorous and nitrogen—required for plant growth. There are no known substitutes for these nutrients. Although these nutrients are naturally found in soil, they are depleted over time by farming, which leads to declining crop yields and land productivity. To replenish these nutrients, farmers must apply fertilizers. The demand for fertilizers is volatile and seasonal, and pricing decreased in 2013. However, in our estimation, the policy of most countries is to ensure an orderly supply of high-quality food to their residents, including by encouraging agricultural production, which should preserve the long-term growth trend of fertilizer consumption.

        Potash, the salt form of potassium, helps regulate a plant's physiological functions and improves plant durability, providing crops with protection from drought, disease, parasites and cold weather. Unlike phosphate and nitrogen, potash does not require additional chemical conversion to be used as a fertilizer and is mined either from conventional underground mines or, less frequently, from surface or sub-surface brines, such as our operations in the Dead Sea. According to estimates from the United States Geological Survey, six countries accounted for approximately 87% of the world's aggregate potash production and the top seven producers operated approximately 78% of world production in 2013. Worldwide sales of potash recovered in 2013, as compared to 2012, although at a lower rate than expected at the beginning of the year, primarily due to an erosion of 18% in the exchange rate of the Indian rupee against the U.S. dollar between January and November 2013, a change in subsidy policies for fertilizers in India and the decline in the prices of agricultural commodities in the fourth quarter of 2013. In addition, in July 2013, the Russian potash producer Uralkali announced its exit from its joint potash marketing company with Belaruskali through which the two manufacturers exported their output. Concurrent with the exit announcement, Uralkali also gave notice of a change in its selling strategy and transition to a policy favoring quantity over price while taking advantage of the company's production capacity. This announcement triggered a fall in potash prices in the markets and also caused a postponement in potash purchases by customers due to their expectation of further price declines. In the fourth quarter of 2013, prices stabilized and demand for potash stabilized as well. Despite these recent declines, global potash demand for all uses is projected to grow at an annual rate of 3% from 2012 through 2017 according to the IFA.

        Phosphate, a salt of phosphoric acid, is essential to plant root development and is required for photosynthesis, seed germination and efficient usage of water. Phosphate fertilizers are produced from phosphate rock, sulfuric acid and ammonia. The principal phosphate fertilizer producing regions are those with plentiful supplies of high quality, low-cost phosphate rock. The vast majority of the world's phosphate rock production in 2013 was in China, the United States, Morocco and Russia. Global phosphoric acid demand for all uses is forecast to grow at an annual rate of 2% from 2012 through 2017 according to the IFA. Worldwide demand and prices for phosphate fertilizers were weak during all of 2013, mainly as a result of low demand in India and postponement of purchases throughout the world. Towards the end of 2013, phosphate prices started to rise moderately and continued to climb in the first quarter of 2014 due to strong demand in South America, commencement of preparation of the North American buyers for the upcoming season and return to the market of other buyers that had postponed purchases based on an expectation of continued price declines.

        Barriers to adding new potash and phosphate production are significant. Adding new capacity requires long lead time and billions of dollars of capital per operation. In potash, economically recoverable deposits are scarce, typically deep in the earth and geographically concentrated. Current potash market prices do not support the development of new (greenfield) mines. In phosphates, the need for economic access to multiple raw material feedstocks (phosphate rock, sulfuric acid and ammonia) combined with complex downstream production processes also act as significant barriers to entry.

        Specialty fertilizers are the fastest growing part of the fertilizer market. They are often used for specialty crops (such as greenhouses and horticulture) but are rapidly expanding into usage for larger specialty field crops. Farmers are looking for fertilizers that are customized to meet the needs of specific crops and climates, to maximize yield and quality. Specialty fertilizers, such as controlled release fertilizers (which allow for the release of nutrients over time), slow release fertilizers (which allow for a very slow release of nutrients), liquid fertilizers (integrated in irrigation systems) and soluble fertilizers (integrated in drip irrigation systems and foliar spraying), ensure the timely and proportionate release of nutrients, thus not only significantly reducing their environmental impact but also providing highly efficient fertilization for a wide range of agricultural crops, including fruits, vegetables and high-value perennial crops. Increasing consumer demand for healthier food is expected to drive the growth of the specialty agriculture end-market, including specialty fertilizers.

  Specialty Phosphates

        Phosphate is also used in a broad range of downstream products in the food, electronics, energy and construction industries. These phosphate derivatives deliver additional and attractive margins. Main usage areas are: (1) food additives for improved texture and stability of processed foods such as meat, bakery, dairy and beverage products and (2) technical phosphates for usage in road surfaces, oil and paint additives, flame retardants and fire extinguishing. Demand for phosphate-based products is driven by global economic growth and improved living conditions. As global population grows, living standards improve and consumers demand more sophisticated food products, demand for phosphate-based products increases.

  Bromine

        The largest commercial use of bromine is brominated flame retardants, which accounts for approximately 40% of current bromine demand. Flame retardants help materials such as plastic enclosures for consumer electronics, printed circuit boards, insulation materials for construction, furniture, automobiles, and textiles meet fire-safety requirements. The flame retardant market has contracted in the past few years. On the other hand, alternative uses of bromine have grown considerably, with bromine now used in a number of newer applications, including water purification, oil and gas drilling and other industrial uses. Many new applications are under development by us and our competitors.

        Bromine is found naturally in seawater, underground brine deposits and other water reservoirs, such as the Dead Sea, and is extracted by evaporation. The Dead Sea is the world's premier source of bromine, with concentration levels significantly higher than in regular seawater, and it accounts for about half of the global supply. Because it has the highest concentration of bromine, the Dead Sea is the most economical supply source as the least amount of water must be extracted and evaporated to generate bromine.

        The bromine industry is highly concentrated, with three companies accounting for approximately 80% of worldwide capacity in 2013 (us, Albermarle and Chemtura). Barriers to entry are significant, primarily due to the lack of economically feasible bromine supplies, and the requirement for a dedicated, complex and sophisticated global supply chain, such as the need for isotanks to transport bromine. Approximately 70% of global elemental bromine production is consumed internally, as there is a very small market for merchant bromine. As such, bromine production requires downstream compound production facilities.

Highly Integrated and Synergistic Value Chain

        Over 90% of our revenue is derived from three highly attractive end-markets: agriculture, food and engineered materials.

  Agriculture

        Global fertilizer demand is driven by grain demand and prices, which are primarily driven by population growth and dietary changes in the developing world:

  •
  Population and Income Growth.  Historically, growth in world fertilizer consumption has been closely correlated with growth in world population, which is expected to increase by over 1.0 billion to reach 8.3 billion by 2030, according to the U.S. Census Bureau. Currently, developed countries use fertilizer more intensively than developing countries and therefore produce crops at much higher yields. Economic growth in emerging markets is increasing food demand and thus fertilizer use. Populations in emerging markets are also shifting to more protein-rich diets as incomes increase, with such increased consumption requiring more grain for animal feed. According to the IMF, income in the developing world is expected to grow by 6.0% annually from 2013 to 2018, significantly outpacing income growth in the developed world.

  •
  Declining Arable Land per Capita.  As the world's population grows, mainly in cities, farmland per capita decreases and more food production is required from each acre of farmland. This, in turn, requires increased yield on existing farms. According to data from the FAO, the amount of arable land per capita is expected to decrease from 0.218 hectares per person to 0.197 hectares per person between 2012 and 2030. Significant amounts of new arable land are only available in limited quantities, mainly in Brazil. Therefore, the only viable path to increase crop production is through the yield increase in existing farms in developing countries, mainly in China, India, Russia, Africa and Central America. We believe fertilizers (especially more potash and phosphates) together with water availability and better seeds are the main route to higher yields.

  •
  Low Grain Stock-to-Use.  The pressure on food demand is expected to continue to result in relatively low historical levels of the grain stock-to-use ratio (a metric indicating the level of carryover stock), as illustrated by the chart below. The grain stock-to-use ratio was approximately 20.3% for the 2013/2014 season, which represented an increase from a low of 16.6% for the 2006/2007 season but a decrease as compared to the high of 28.9% for the 2000/2001 season, according to data from the USDA. Low grain stock-to-use ratios generally indicate that grain prices will increase (due to limited stockpiles and tighter grain supply). This generally is a positive development for fertilizers, as higher grain prices support more fertilizer use.

  Food

        Consumer demand for different food products in developed countries has changed dramatically over the last several decades, driven by increased per capita incomes, demographic shifts and lifestyle changes. Longer working hours, changing family structures, increased awareness of nutrition and health issues and access to a broader variety of food products result in growing demand for sophisticated, higher-quality products with longer shelf-lives such as convenience food and processed food products.

        This changing demand includes greater demand for processed food products with enhanced nutritional value and balance and with improved flavor, texture and appearance. An increasingly longer supply chain and consumer awareness of waste of foods also drives the demand for longer shelf-life and food stability. These secular trends act as long-term drivers of demand for food additives such as phosphate derivatives, phosphate-based formulations and hygiene products for the processed meat, bakery, dairy and beverages industries.

  Engineered Materials

        Demand for engineered materials, which include bromine-, phosphorus-and phosphate-based products, is driven by increased construction, and greater demand for energy, potable water and pharmaceutical products. Increased standards of living also increase regulation and growing environmental awareness. These trends result in greater demand for flame retardants, bromine- and chlorine-based biocides for water purification and waste water treatment and bromine-, magnesia- and potassium chloride-based intermediates for the pharmaceutical industry.

        Additionally, growth in oil and gas exploration is expected to continue to drive demand for bromine-based heavy drilling liquids and for bromine-based biocides used for fracking. Worldwide annual average oil rig count has been growing at a compounded annual growth rate of 4.0%, from 2,395 in 2004 to 3,412 in 2013.

Our Competitive Strengths

        We attribute our success to the following strengths:

  •
  Unique portfolio of mineral assets.  We benefit from our access to resource-rich, long-life and low-cost raw materials, particularly potash and bromine. Our access to these resources is based upon exclusive concessions and licenses from the State of Israel, and leases and concessions from local governments in the United Kingdom and Spain. Access to these assets provides us with a consistent, reliable supply of raw materials, allowing us to produce our products on a large scale and in a cost-effective manner.

  •
  Dead Sea in Israel:    Our potash and bromine production facilities at the Dead Sea enjoy low production costs due to the high concentration and virtually unlimited supply of minerals contained in the Dead Sea. Extraction of potash and bromine occurs via solar evaporation, a low-cost process, as compared to mining potash from underground deposits or extracting bromine from less concentrated sources, which are more energy intensive. The hot and dry climate of the Dead Sea allows us to store at a low cost, very large amounts of potash (exceeding one full year of production) outdoors. This storage capacity enables us to operate worldwide potash facilities at full production capacity despite periodic fluctuations in demand. In addition, we benefit from the geographic proximity of our facilities in Israel to seaports and from Israel's geographic positioning vis-à-vis our main geographical markets (especially the fast growing markets of India, China and Brazil), reducing transportation and logistics costs. While we benefit from these advantages, we expect to incur significant infrastructure-related costs to fully harvest salt from Pond 5 at in our Dead Sea complex, which is our central evaporation pond, to avoid the need to continue to raise the water level in the pond. In addition, while the supply in the Dead Sea is virtually unlimited, our access to this supply of potash and bromine is subject to permitting and concession rights in Israel, the need to construct a new pumping station and the potential obligation to pay higher taxes and royalties. See "Risk Factors—Risks Related to Our Business."

  •
  United Kingdom and Spain assets:    In addition to our operations in Israel, we mine potash in the United Kingdom and Spain. Access to these assets provides us with production and logistics flexibility, geographical proximity to European clients, business diversification and additional reserves for future growth.

  •
  Our integrated phosphate value chain:    Due to our access to the phosphate rock in the Negev Desert, we are the only sizeable backward integrated phosphate player. We mine and process phosphate rock from three open-pit mines under mining concessions with the State of Israel. Approximately three-quarters of the phosphate rock produced is used internally to manufacture phosphate fertilizers and phosphoric acid, with the balance sold to external producers.

  •
  Diversification into higher value-added specialty products leveraging our integrated business model.  Our integrated production processes are based on a synergistic value chain that allows us to both efficiently convert raw materials into value-added downstream products and utilize by-products. For example, in phosphates we utilize our backward integration to produce higher-margin specialty phosphates used in food ingredients and engineered materials applications. Our food ingredients provide solutions for improved texture and shelf-life for meat, dairy and bakery products. In addition, as a by-product of our potash production at the Dead Sea, we generate brines with the highest bromine concentration globally. Our bromine-based products serve the electronics, construction, oil and gas and other industries. Our potash mine in the United Kingdom also contains another mineral (polysulphate) which can be mined using the same infrastructure and addresses unmet emerging mineral needs of farmers.

  •
  Leading positions in markets with high barriers to entry.  We are a global leader in many of the key markets in which we operate, including PK fertilizers, specialty fertilizers and phosphates, elemental bromine and phosphate-based food additives. We believe we are generally ranked among the top three leaders in our markets, as shown in the table below:

Product	Rank	End-markets
Potash	#2 in Western Europe and #6 Worldwide	Agriculture
PK fertilizers	#1 in Western Europe	Agriculture
Specialty fertilizers	#1 Worldwide in MAP/MKP soluble fertilizers, #2 (tied) in Europe in controlled-release fertilizers and #1 in the United States in controlled-release fertilizers	Agriculture
Phosphate-based food additives	Top 3 Worldwide	Food
Specialty phosphates	Top 2 Worldwide	Food / Engineered Materials
Elemental bromine	#1 Worldwide	Engineered Materials
Phosphorus-based flame retardants	#1 Worldwide	Engineered Materials
Forest fire retardants	#1 Worldwide	Engineered Materials

    Most of our businesses rely on natural resources that are scarce and concentrated in the hands of a few market participants, making it difficult for new competitors to enter our businesses. Our exclusive concessions, intellectual property and proprietary technologies, world-wide marketing and distribution network and high industry start-up costs for new market entrants further add significant barriers to entry.

  •
  Strategically located production and logistics assets.  We benefit from the proximity of our facilities, both in Israel and Europe, to developed economies (Western Europe) and emerging markets (such as China, India and Brazil). For example, in Israel, we ship from two seaports: the Port of Ashdod (with access to Europe and South America) and the Port of Eilat (with access to Asia, Africa and Oceania). Access to these two ports provides us with two distinctive advantages versus our competitors: (1) we have lower plant gate-to-port costs and ocean freight costs, which lowers our overall cost structure and (2) we have faster time to markets due to our proximity to end-markets, allowing us to opportunistically fill short lead-time orders, strengthening our position with our customers. In addition, we are the sole producer with the ability to transport potash and phosphates together, which also contributes to the reduction of costs. Our sales are balanced between emerging markets (approximately 40% of 2013 sales) and developed economies (approximately 60% of 2013 sales).

  •
  Significant operating cash flow generation and return on capital.  Our businesses have historically generated significant amounts of cash flow, having generated $1.7 billion and $1.1 billion of operating cash flow in 2012 and 2013, respectively. We are able to generate significant levels of cash flow due to the size and scale of our business, our relatively high margins and favorable income tax regimes. These cash flows have enabled us to produce high returns on capital, appropriately maintain and expand our production facilities and take advantage of acquisition opportunities. In addition, since 2007, we have had a policy of paying a quarterly dividend of up to 70% of our net income. This policy has resulted in a strong dividend yield of 8% (equal to the total dividend per share in NIS distributed from net income in 2013, divided by the average price per share on the TASE during 2013).

  •
  Highly knowledgeable people and culture of collaboration and determination.  Our operations are managed by an international management team with extensive industry experience. We develop leaders with strong experience in their fields and the culture to drive change and innovation in our Company. We also bring in leaders from outside the Company to supplement our expertise. We focus on nurturing and empowering talent through a global platform of qualification, collaboration and communication that reinforces innovation.

Our Strategy

        Our "2020—Next Step Forward" corporate strategy is targeted to fulfill essential needs in our three core markets. We have developed a strategic plan based on three value-creation pillars: (1) Efficiency: improve existing operations; (2) Growth: organic and external expansion of our value chain from specialty minerals into the agriculture, food and engineered materials markets; and (3) Enablers: create one global ICL, strengthen innovation, provide an empowering environment to our people and align management with our stakeholders to support our growth and efficiency goals. We intend to implement this strategy while maintaining our strong financial position and our current dividend policy of distributing up to 70% of our net income.

        Our key strategic initiatives include:

  •
  Continuously improve the cost position of our distinctive mineral asset base.  We have identified, and have started implementing cost reduction initiatives in our potash and phosphate operations. At our facility in Spain, we are consolidating our activities from two facilities into one facility while maintaining our production capacity. This will help us lower our fixed costs of production. At Cleveland Potash in the United Kingdom, we are upgrading our production facilities to improve utilization rates, which will significantly reduce fixed costs per ton. Finally, at the Dead Sea in Israel, we are increasing production capacity of our potash processing plants, and implementing process efficiencies to improve our utilization rates. In phosphates, we intend to transform our cost base by implementing an efficiency plan at our Rotem site, including headcount reductions that are currently being implemented and process improvements to increase utilization rates.

  •
  Streamline and integrate our global processes.  We have also identified several areas of efficiency improvements such as procurement, pricing, energy, R&D and other shared services. For example, in procurement we are optimizing expenditures by consolidating our purchasing activities on a global basis. In energy, we are improving technical systems to optimize usage and are building a cogeneration power plant based on natural gas (dual-fuel) in order to achieve energy self-sufficiency in Israel by 2016.

  •
  Expand our production capabilities and reserves base.  We plan to increase our potash production capability to approximately 6 million tons per year by 2018. This will be achieved through debottlenecking in Spain and improved utilization rates in Israel and the United Kingdom. At Cleveland Potash, we are extending the mining area to provide additional reserves and to increase our low-cost polysulphate production, a new fertilizer targeting low sulfur soils. In addition, we are evaluating further capacity increases in our current potash assets and at other potential potash locations. In phosphate, we are increasing our production in Rotem by approximately 15% by improving utilization rates. In addition, we are seeking governmental and municipal approvals for a new mining site—Barir field—in the Negev Desert in Israel, which, if granted, will provide further cost savings and increased scale through a focused investment program. See "Risk Factors—Risks Related to Our Business—Our mining operations are dependent on concessions, licenses and permits granted to us by the respective governments in the countries where they are located." Separately, we are assessing additional phosphate reserves in emerging markets with an intention to develop a full phosphate franchise in key regions in the world.

  •
  Expand market demand for our products.  In potash, we will increase our investment in educating emerging market farmers on the economic benefits of applying the optimal levels of potash. In particular, we are focusing on India and Africa due to our current position in these markets, our proximity to them and the currently low application of potash in these markets. This demand creation is intended to secure above-average sales growth in potash for us. We intend to continue driving demand growth for bromine through the development of new products and new applications by increasing our R&D spending, utilizing our industry knowledge, collaborating with others and by advocating for fire safety and mercury control regulations in emerging markets.

  •
  Grow our value-added downstream products.  As part of our growth strategy we intend to use our strong cash flow to further grow our specialty and value-added products organically and through acquisitions. This will allow us to drive strong growth in our businesses and continue to evolve from a product-based to a market-focused organization. In the fast growing and high return-on-assets specialty fertilizers business, we are improving our core technologies and expanding our geographical footprint in liquid fertilizers, advanced coated fertilizers and soluble fertilizers. In food, we intend to expand our existing phosphate-based texture and stability solutions to emerging markets. In addition, we are constantly collaborating with our customers to develop new formulations. The next phase of this strategy is to leverage our expertise and technology platform to provide enhanced texture and stability solutions beyond additives based solely on phosphates, including through acquisitions, strategic partnerships and joint ventures. Finally, in engineered materials, we intend to utilize our expertise and technology in developing bromine and phosphate-based solutions for industrial applications. We also will consider pruning our portfolio by disposing of non-core assets from time to time. Consistent with this strategy, we are currently evaluating potential dispositions. Our goal is to generate over 10% of sales from new product introduction in our specialty businesses (outside potash and commodity phosphates) by 2018.

  •
  Further develop and enhance our "One ICL" culture and empower our people.  In order to achieve our strategies and continue to carry out our evolution from a natural resources company to an essential needs company, we believe we must continue to enable our people to thrive within our organization and are implementing our "One ICL" strategy. Under our "One ICL" strategy, we are working to harmonize our systems (for example, by moving to a single global enterprise resource planning system) and processes and better share best practices across our Company to ensure that we provide the best services within our end-markets and avoid product or divisional silos. We will continue to identify and reward top performing employees and will move them to the right locations within the organization where they can be most effective, while incentivizing them through compensation and performance assessments to help us achieve our goals.

Our Corporate Structure

        The following chart presents our corporate structure, indicating our significant subsidiaries and respective ownership interests as of December 31, 2013.

        All of the companies included in the chart above are wholly owned by us with the exception of I.D.E. Technologies Ltd. ("IDE"), which is a jointly controlled company held 50% by us and 50% by Delek Infrastructures Ltd., and Sinobrom, which is held 75% by ICL-IP Europe B.V. and 25% by ShangDong Haihua Company Limited. Unless otherwise indicated in the chart above, all of our significant subsidiaries are Israeli companies.

Our History

        We were established in 1968 as a government owned and operated company in Israel and operate today as a limited liability company under the laws of Israel. In 1975, the shares of various development companies (including, among others, Dead Sea Works, the companies today consolidated as Rotem, the bromine companies and Tami) were transferred to us. In 1992, following a decision by the Israeli government to privatize our Company, Israel published its tender prospectus, and the shares of ICL were listed on the TASE. Prior to our public share issuance, we issued to Israel a Special State Share in our Company and our main Israeli subsidiaries. See "Description of Share Capital—The Special State Share."

        In 1995, Israel sold its controlling interest in us (representing approximately 24.9% of our shares) to Israel Corporation, which was controlled at that time by the Eisenberg family. A majority of the ordinary shares held by Israel were sold during the following years. In 2000, Israel ceased to be an interest holder in terms of holding any ordinary shares in us, but it retained the Special State Share. In 1999, the Ofer Group acquired the Eisenberg family's shares in Israel Corporation. Immediately prior to this offering, Israel Corporation holds approximately 52.38% of our outstanding ordinary shares. If Israel Corporation determines to sell the ordinary shares to the underwriters, it will cease to have voting rights with respect to the ordinary shares subject to the offering, and if Israel Corporation determines to enter into forward sale agreements, it will cease to have voting rights with respect to the ordinary shares it makes available to the forward counterparties pursuant to such agreements. To the extent Israel Corporation determines to enter into forward sale agreements, it will, at the relevant settlement dates, regain voting rights with respect to the ordinary shares it makes available to the forward counterparties under these agreements if it elects cash settlement for such settlement dates.

        The following is a list of significant acquisitions and joint ventures that have contributed to the growth of our business since 1968:

  •
  our acquisition of Giulini Chemie, a specialty chemicals company based in Ludwigshafen, Germany, in 1977;

  •
  our acquisition of a fertilizer plant in Amsterdam, Holland, in 1982;

  •
  our acquisition of Clearon Corp., a manufacturer in the United States of biocides for water treatment, in 1995;

  •
  our acquisition of BK Ladenburg, a chemical company based in Ladenburg, Germany, in 1996;

  •
  the commencement in 1997 of our magnesium production operations in Israel in a joint venture with Volkswagen;

  •
  our acquisition in 1998 of control of Iberpotash, our Spanish mining operation and our subsequent acquisition of the remainder of Iberpotash;

  •
  our acquisition, primarily in 2000, of the publicly-held minority interests in several of our principal subsidiaries;

  •
  our acquisition of Cleveland Potash, our mining operation in the United Kingdom, in 2002;

  •
  our acquisition of a 51% interest in BKGLC in China in 2004;

  •
  our acquisition of operations and assets for our Performance Products segment from Astaris LLC, a U.S. company, in 2005;

  •
  our acquisition of Supresta, a manufacturer of phosphorus flame retardants and other phosphorus-based products with plants in the United States and Germany, in 2007;

  •
  our acquisition of the water treatment unit of the Henkel Group, a Germany company, in 2008;

  •
  our five acquisitions, mainly in the fields of food hygiene and potable water, in 2009: Medentech (Ireland), Primalab (France), Argochem and Merak (Eastern Europe), Metakorn (China) and Edda, Hyproclean and the cleaning products division of Ukline (Germany);

  •
  our acquisition of shares in Nutrisi Holdings in 2011, resulting in 100% ownership of Nutrisi Holdings, a Belgian holding company that owns 50% of Nu3, a manufacturer of soluble NPK fertilizer components;

  •
  our acquisition in February 2011 of the companies, assets and activities of business unit in the specialty fertilizers area owned by the U.S. company, Scotts Miracle-Gro Company (subsequently renamed Everris);

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  our acquisition in April 2011 of 100% ownership of A. Fuentes Mendea S.A., a Spanish company engaged in the production and marketing of specialty fertilizers in Spain;

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  our acquisition in December 2011 of 50% of the shares of Tetrabrom Technologies Ltd., bringing our aggregate shareholdings to 100% of the share capital of Tetrabrom;

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  our acquisition of all of the shares of the Belgian company Nu3 NV and sale of all of our shares in the Dutch company Nu3 BV, due to the liquidation of the Nu3 partnership, at the end of 2012;

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  our acquisition from Thermphos International B.V. in February 2013 of the production assets and activities of a plant in Knapsack, Germany used for marketing and producing P2S5 phosphates; and

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  our acquisition of Hagesud Group, a German producer of premium spice blends and food ingredients for meat processing, in January 2014.

        In addition, in December 2013 we announced that we have entered into a definitive agreement to acquire Vale Fertilizantes's share in Fosbrasil, S.A., a joint venture producing purified phosphoric acid and raw materials for fertilizers located in Brazil. The Fosbrasil transaction is subject to the approval of Brazilian anti-trust authorities and other customary approvals.

        In February 2014, we signed a strategic agreement with Allana Potash ("Allana"), the shares of which are traded on the Toronto Stock Exchange, in connection with the development of a potash mine in Ethiopia.

Public Takeover Offers

        In October 2012, Potash Corporation of Saskatchewan announced that it was considering an offer to purchase our company. However, in April 2013, Potash Corporation of Saskatchewan announced that it would no longer pursue such a bid.

Segment Information

        We are a multinational company that operates mainly in the areas of fertilizers and specialty chemicals, in three segments: Fertilizers, Industrial Products and Performance Products. In addition, we have other operations that include water desalination and magnesium manufacturing.

        A description of our three operating segments follows.

  Fertilizers

        Our Fertilizers segment develops, manufactures, markets and sells fertilizers that are based primarily on potash (potassium chloride) and phosphate. In 2013, the total sales of our Fertilizers segment were $3,655 million and accounted for approximately 58.3% of our total sales (including sales to other segments of the Company), while operating income for the segment totaled $821 million, representing approximately 73.6% of our total operating income. Our Fertilizers segment is also a key player in the specialty fertilizers market.

        Our Fertilizers segment did not have any single customer that accounted for more than 10% of its total sales in 2013.

        Nitrogen, phosphorus and potassium (N, P and K) constitute the three major nutrients required for plant growth. There are currently no artificial substitutes for phosphorous or potassium. All three of these major plant nutrients are naturally present in soil in different concentrations, but the continued growing of crops depletes soil of nutrients and therefore each nutrient must be replenished from external sources through the use of fertilizers. We sell phosphorus- and potassium-based products.

        Each of these three nutrients plays a different role in plant development. Potassium and phosphorus are vital for many of a plant's physiological processes, including strengthening cereal stalks, stimulating root development, leaf and fruit health, and accelerating the growth rate of crops. Without these nutrients, crops cannot achieve their growth potential. Potassium also enhances a plant's ability to withstand drought and cold, the efficient use of nitrogen and other nutrients necessary for plant development and the durability of agricultural produce in storage and transportation, thereby prolonging the shelf life of produce.

        In the short term, demand for fertilizers is volatile and is affected by factors such as weather in the world's key agricultural growing regions, fluctuations in planting main crops, agricultural input costs, agricultural product prices and developments in biotechnology. Some of these factors are influenced by subsidies and lines of credit granted to farmers or to producers of inputs for agriculture in various countries, and by environmental regulations. In addition, currency exchange rates, legislation and international trade policies have an impact on the supply, demand and level of consumption of fertilizer worldwide. In spite of the volatility that can be caused in the short term as a result of these factors, we believe that the policy of most countries is to ensure orderly and high-quality supply of food to the population and thereby to encourage agricultural production, which we expect to preserve the long-term growth trend of the fertilizers market.

  Our Products

        The main products of our Fertilizers segment are potash and fertilizers and phosphates, including specialty fertilizers. In 2013, potash represented approximately 53.6% of our Fertilizers segment's sales (including sales from our other segments and prior to eliminations) and 90.4% of income from ordinary activities (including income from inter-segment sales and prior to eliminations) while fertilizers and phosphates represented approximately 46.4% of our Fertilizers segment's sales (including sales from our other segments and prior to eliminations) and 9.6% of income from ordinary activities (including income from inter-segment sales and prior to eliminations).

        Potash.    Potash is the common name for potassium chloride, which is the most common source of potassium for plants. Our Fertilizers segment sells potash for direct application as a fertilizer and to compound fertilizer manufacturers. Our Fertilizers segment also uses potash for its own production of compound fertilizers, based mainly on phosphate and potash.

        Our Fertilizers segment produces potash from the Dead Sea and from underground mines in Spain and the United Kingdom. The potash production process in Israel is based on extracting the carnallite in a chemical process. The carnallite, which is a compound of potassium chloride and magnesium chloride, precipitates in some of the largest solar evaporation ponds in the world, which contain brines drawn from the Dead Sea. The carnallite is transferred to the plants where a chemical process breaks down the carnallite crystal into potash using two parallel technologies ("hot" and "cold" crystallization).

        Extraction of potash from underground mines in Spain and the United Kingdom is carried out by mining sylvinite (a mixture of potash and salt found in varying potash concentrations). The potash is separated from the salt in production plants near the mines.

        We also produce polysulphate (also known as polyhalite), which is a mineral used in its natural form as fertilizer for agriculture, fertilizer for organic agriculture and a raw material for production of specialty fertilizers. Polysulphate is composed of potash, sulfur, calcium and magnesium, which are essential components for improvement of crops and agricultural products. Our commercial sales of polysulphate started in 2012.

        Fertilizers and Phosphates.    Phosphorus, which is derived from phosphate rock, directly contributes to a wide range of physiological processes in a plant, including production of sugars (including starch), photosynthesis and energy transfer. Phosphorus strengthens plants, stimulates root development, promotes flower formation and accelerates crop development.

        The principal raw material used in the production of phosphate products is phosphate rock. Our Fertilizers segment mines phosphate rock from open-pit mines located in the Negev Desert. In 2013, 75.0% of the phosphate rock produced was used to manufacture phosphate fertilizers and phosphoric acid. The balance of the phosphate rock was sold to external producers who manufacture phosphoric acid and fertilizers and as a direct application fertilizer. The policy of our Fertilizers segment is to use most of the phosphate rock we produce to create downstream products.

        Our Fertilizers segment produces fertilizer-grade phosphoric acid, phosphate fertilizers, compound fertilizers and specialty fertilizers at its facilities in Israel. Our Fertilizers segment also has facilities for the production of phosphate fertilizers and specialty compound fertilizers in the Netherlands, Germany, the United States, Spain, India and Belgium, as well as animal feed additives facilities in Turkey and in Israel. In addition to phosphate rock, phosphoric acid production also requires significant quantities of sulfur, which our Fertilizers segment purchases from third parties.

        Most of the compound fertilizers manufactured by our Fertilizers segment are based on the elements phosphorus and potassium. Some of the compound fertilizers also contain nitrogen, which our Fertilizers segment acquires from third parties and incorporates with the phosphorus and potassium. Our Fertilizers segment is active in developing downstream products based on phosphate rock, including phosphate fertilizers and compound and specialty fertilizers.

        Specialty fertilizers allow more accurate application of the essential nutrients for plant development (phosphorus, potassium and nitrogen). These fertilizers include:

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  Controlled-release fertilizers, which allow accurate release of nutrients over time, and slow-release fertilizers, which allow very slow release of nutrients (nitrogen and potassium only). These fertilizers have a special coating that allows prolonged release of nutrients (over several weeks to several months, compared to regular fertilizer that dissolves in the soil and is available for up to four weeks);

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  Soluble fertilizers, which are fully water-soluble, and fully-soluble NPK compound fertilizers, commonly used for fertilization through drip irrigation systems and foliar spraying to optimize fertilizer efficiency in the root zone and to optimize yields;

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  Liquid fertilizers, used for intensive agriculture and integrated in irrigation systems (mainly drip systems); and

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  Growing media used as a bed for various crops, usually containing controlled-release fertilizers and crop-protection products.

        Since 2011, we have significantly expanded our specialty fertilizer operations by completing the acquisition of the following companies:

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  Everris (formerly Scotts Global Pro), a multinational company, whose core activity is the manufacture and sale of high-quality specialty fertilizers, including controlled-release, slow-release and soluble fertilizers;

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  Fuentes Fertilizantes, a leading company in Spain that manufactures and distributes liquid and soluble fertilizers, NPK compounds and conventional fertilizers; and

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  Nu3, a manufacturer of soluble NPK fertilizer components.

        In February 2014, we signed a strategic agreement with Allana, the shares of which are traded on the Toronto Stock Exchange, in connection with the development of a potash mine in Ethiopia. Based on feasibility studies, we believe the mine will produce approximately one million tons of potash per year within a period of less than five years. Pursuant to the agreement, we will acquire units of Allana (which includes shares and options), for a total amount of approximately $23 million. According to the agreement, if all approvals are received, we will hold approximately 16% of Allana's shares, with an option to increase our holdings to approximately 37%. Proceeds of the issuance will fund development and production of the mine project. This project, once completed, should give us access to low cost potash in a location that provides us access to the African market and is located only 400 miles from Djibouti, a port on the Red Sea that has access to the Indian and Southeast Asian markets. In addition, we signed an exclusive sale (offtake) agreement with Allana whereby we will be entitled to purchase the mine's output. Under the agreement, we will provide support to Allana and will also provide technical and engineering assistance with respect to development and operation of the mine, based on the knowledge that we have accumulated in these activity areas. The planned mine received an environmental permit in May 2013 and a mining license in October 2013, and it is receiving broad support from the Ethiopian authorities due to the opportunity for economic and social development in the Afar region in Ethiopia and in Djibouti.

  Production

        Our Fertilizers segment's principal production facilities include its plants in Israel (potash, phosphate rock, sulfuric acid, phosphoric acid, phosphate fertilizers, special compound fertilizers, liquid fertilizers and soluble NPK fertilizers), Spain (potash, raw salt, liquid fertilizers, soluble fertilizers and NPK-based compound fertilizers), the United Kingdom (potash, polysulphate, raw salt and peat as growing media), the Netherlands (mainly fertilizers based on phosphate and potash and slow-release and controlled-release fertilizers), Germany (mainly fertilizers based on phosphates and potash), Belgium (soluble NPK fertilizers), India (soluble NPK fertilizers), the United States (slow-release and controlled-release fertilizers and soluble NPK fertilizers) and Turkey (phosphate-based products used as animal feed additives).

        Our Fertilizers segment's manufacturing plants, distribution centers and sales offices are set forth in the map below.

        Our current annual production capacity is approximately 6 million tons of potash, 4.5 million tons of phosphate rock, 1.9 million tons of phosphate fertilizers and compound fertilizers, 220,000 tons of soluble fertilizers, 450,000 tons of liquid fertilizers, 110,000 tons of controlled-release fertilizers and 300,000 tons of growing media.

        Our production of potash increased at an average annual growth rate of 5.4% between 1973 and 2013, and we are advancing a plan for a further, gradual increase of between 300,000 and 500,000 tons per year in potash production capacity at the Sodom facilities, to be implemented by the end of 2014. We expect that this investment will create surplus production capacity at our production plants in relation to the amount of raw materials at our evaporation ponds, thereby adding flexibility to our production process and optimizing the timing of production and sales over time.

        In 2011, our Board of Directors approved the consolidation of Iberpotash's operations from two sites to one site, as part of an efficiency plan with respect to Iberpotash. As part of this plan, the production on the Suria site in Spain, including a mine and a plant, is being expanded gradually, and mining and production at the other production site will be terminated. In the first stage of the plan, we have commenced digging an access tunnel to the mine and expanding potash production at the mine and granulation capacity. In addition, the first stage will entail establishing a production plant for vacuum salt (salt with high chemical purity) at Suria. The second stage, which is expected to be presented to our Board of Directors for its approval in 2014, would include further expansion of potash production capacity, to 1 million tons, commencing in 2017, of which approximately 50,000 tons would be technical potash, and will reach a production capacity of approximately 1.5 million tons of vacuum salt. At the same time, we expect our granulation capacity to grow to a level of approximately 1 million tons per year. We estimate that implementation of the first stage of the plan, at an estimated investment of €175 million (approximately $241 million), will be completed by the end of 2015. We believe that implementation of the first stage of the plan will reduce expenses and contribute to streamlining, which will reduce potash production costs and contribute to conformity of production with environmental standards. Implementation of the second stage will result in higher potash production at one site compared to production at two separate sites.

        Based on these planned expansions, we expect that the annual potash production capacity of our production plants will reach 6.3 to 6.5 million tons by the end of 2014.

        We also are undertaking other initiatives to expand and diversify our potash resources. In the United Kingdom, we are working to extend our mining area to increase reserves and increasingly utilizing the polysulphate resources to increase our production. In Ethiopia, we have invested in the development of a potash mine by Allana that, once complete, should give us access to low cost potash in a location that provides us access to the African market and is located only 400 miles from Djibouti, a port on the Red Sea that has access to the Indian and Southeast Asian markets.

        We are also exploring ways to increase our phosphate production, including through the Barir field in Israel.

  Competition

        Potash.    The potash market is characterized by a relatively small number of manufacturers, some of which export jointly. See "Risk Factors—Risks Related to Our Business—Our operations and sales are subject to the volatility of market supply and demand and we face significant competition from some of the world's largest chemical companies." The ability to compete in the market is dependent mainly on production costs and logistics. Moreover, there are high entry barriers for new players. The barriers to entry in the potash market are high due to the large investments required to establish production plants for the basic minerals and the relatively long time required to establish these plants. In addition, this industry requires appropriate concessions and proximity of production facilities to quarries.

        The significant competitors of our Fertilizers segment in international trade in the potash sector are Potash Corporation of Saskatchewan (Canada), Belaruskali (Belarus), Mosaic (Canada and the United States), Uralkali (Russia), K+S (Germany), Agrium (Canada), APC (Jordan) and SQM (Chile).

        Although there is currently over-capacity in the industry, various companies have announced plans to develop new mines and other companies have announced plans to expand their production capacity. There is uncertainty in respect of realization of the production capacities as well as the timing for their achievement. In addition, a number of companies have announced their examination of the possibility of entering into the potash industry.

        Fertilizers and Phosphates.    The phosphate fertilizer market is extremely competitive and is characterized by a relatively large number of competitors, including international companies and government-owned companies. The main competitive factor in the field of fertilizers is the price. The ability to compete in the market is dependent mainly on relative production costs and logistics. For this reason, companies located in proximity to sources of raw materials, ports and customers benefit from competitive advantages. Additional factors that affect competition to a certain extent include product quality, range of products, service and the capacity to develop new products that provide unique solutions.

        There are phosphate mines and production facilities in many countries, including Morocco, China, Russia, Jordan, the United States, Brazil, Saudi Arabia and Tunisia. The main phosphate producers who compete with us are Mosaic (United States), Potash Corporation of Saskatchewan (Canada), OCP (Morocco), Group Chimique Tunisienne (Tunisia), Vale (Brazil), Ma'aden (Saudi Arabia), the Roullier Group (Europe) and various Russian and Chinese producers. We believe a number of producers are approaching depletion of their higher-quality reserves.

        We believe our Fertilizers segment benefits from the following competitive advantages:

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  The low cost of potash production;

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  An integrated value chain that allows our Fertilizers segment to use the phosphate rock it manufactures for use in the production of its phosphate fertilizers rather than purchasing phosphate rock from third party suppliers;

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  Logistical advantages due to its geographical location, access to nearby ports in Israel and Europe and relative proximity to its customers;

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  We are the only producer with the ability to ship potash and phosphate together, which reduces costs; and

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  Logistical synergies due to potash operations in Israel, where the hot and dry climate of the Dead Sea enables us to store, at very low cost, a large quantity of potash in an open area thereby allowing us to consistently produce at Sodom at full capacity, independent of fluctuations in global potash demand.

  Raw Materials and Suppliers

        We produce a significant portion of our primary raw materials, including potash and phosphorus, through our mining operations in Israel, Spain and the United Kingdom, as discussed further below. See "—Mineral Extraction and Mining Operations" for further information on our mining operations.

        The primary raw materials acquired from external sources are sulfur and raw materials used to produce slow-release fertilizers, including ammonia, potassium hydroxide and coating materials. We seek to maintain inventories of sulfur, phosphate and other auxiliary materials in quantities that take into account the projected level of production based on consumption characteristics, supply dates, distance from the supplier and other logistical considerations. The other primary components we use for production of potash are natural gas, electricity, industrial water and maintenance supplies.

  Sales, Marketing and Distribution

        The primary markets of our Fertilizers segment are Brazil, Europe, China and India. Our Fertilizers segment sells its fertilizer products primarily via a network of its own sales offices as well as sales agents throughout the world.

        Most of our Fertilizers segment's sales are not transacted by means of long-term contracts or orders, but rather via current orders close to the date of supply. Consequently, the concept of a backlog is not meaningful.

        The prices of potash and fertilizers are determined in negotiations between the manufacturers and the customers and are affected mainly by the relationship between the market demand and the available supply at that date as well as the size of the customer and term of the agreement. Prices for relatively long-term contracts are not necessarily similar to spot prices.

        In Indian and Chinese markets, it is customary to negotiate centrally with respect to potash agreements, some of which are with commercial entities connected to the governments of those countries. Our Fertilizers segment has agreements in China with distributors and NPK producers. Under these agreements, the agreed price is usually for six months.

        In the beginning of 2013, our Fertilizers segment signed three-year framework contracts with a number of customers in China for the sale of 3.3 million tons of potash. The sale prices in accordance with these agreements will be set in negotiations between the parties. As part of these agreements, in January 2013, our Fertilizers segment signed contracts for the sale of potash in the first half of 2013 in the aggregate amount of 660 thousand tons, with a price reduction of $70 per ton CFR compared with the contracts signed in 2012. The terms of the contracts signed are similar to those agreed to with the other potash importers to China. During the second half of 2013, a number of sale transactions were executed based on the current spot rate.

        In the Indian market, a change in the subsidy policies for fertilizers and the devaluation of the local currency against the U.S. dollar gave rise to a significant increase in the retail price of potash and phosphates to farmers and a drop in demand. Imports of potash into India fell from 4.5 million tons in 2011 to 3.4 million tons in 2012 and to 3.1 million tons in 2013. In the first quarter of 2013, the potash manufacturers signed a contract at a price that embodies a decline of $63 per ton compared with the price closed in the prior supply contracts in India. Due to a significant erosion in the exchange rate of the Indian rupee and the decision of the Indian government to reduce the budgets for subsidies of potash and phosphate fertilizers, the Indian fertilizer importers struggled to meet their obligations. Declines in the potash prices in the spot market and pressure on the part of the Indian importers forced the potash producers to reduce the price in the existing agreement by an additional $58 per ton. Our Fertilizers segment agreed with its customers in India to supply potash in 2013 and up to January to February 2014, in an aggregate quantity of 870 thousand tons (including an option for an additional 50 thousand tons). The selling price agreed to is about the same as the price set in transactions with other producers supplying potash to the Indian market.

        In other markets, potash is usually imported by a larger number of customers, and the potash price is determined between the suppliers and the customers for shorter periods (quarterly, monthly or even for each individual shipment). In these markets, we have trade relations with most of the large customers.

        In Sodom, we benefit from being able to store very large amounts of potash (exceeding one full year of production) outside. Due to the hot and dry climate in Sodom, potash can be stored in piles in open areas. Therefore, the potash production in the production facilities in Sodom is not necessarily dependent on the rate of sales. Output that is not sold is stored in open areas within the plant in Sodom. This advantage generally affords our Fertilizers segment greater production flexibility in Spain and the United Kingdom as well because we can sell from Europe while holding our main potash inventory in Sodom. At the end of 2013, the inventory of potash stood at approximately 1.1 million tons as a result of the lower quantities sold starting in the third quarter of 2013 due to Uralkali's public announcement.

        Regarding phosphate fertilizers, our Fertilizers segment's strategy is to optimize profits by choosing whether to sell or store phosphate rock, fertilizer-grade phosphoric acid, phosphate fertilizers or compound fertilizers or to produce pure phosphoric acid. The inventory policy is set accordingly.

        Our Fertilizers segment transports its products from Israel to customers overseas by ships (mainly in bulk) that it leases in the marketplace and loads using designated facilities in the ports of Ashdod on the Mediterranean Sea and Eilat on the Red Sea. Our Fertilizers segment also has special port facilities for bulk loading in Barcelona (Spain), Amsterdam (the Netherlands), Ludwigshafen (Germany) and Teesside (UK).

        Our Fertilizers segment grants credit terms to its clients according to customary practices in their locations. The segment's credit sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

  Seasonality

        The seasonal nature of demand for our Fertilizers segment's products gives rise generally to quarterly sales volatility, as sales levels in the second and third quarters are generally higher than sales in the first and fourth quarters. In recent years, due to various influences on the timing of sales, primarily price fluctuations and the effects of negotiations in China and India and changes in the timing of fertilizer imports to Brazil, the effects of seasonality explained above have been reduced as compared to earlier periods.

  Industrial Products

        Our Industrial Products segment develops, manufactures, markets and sells bromine and phosphorus-based flame retardants for the electronics, automotive and construction industries, bromine compounds for industrial use and agricultural use, clear bromine-based brine fluids for the oil and gas drilling completions industry and biocides for water treatment. These products are principally based upon bromine, magnesia, chlorine and salts from the Dead Sea and phosphorus and chlorine purchased from third parties. In 2013, the total sales of our Industrial Products segment were $1,297 million and accounted for approximately 20.7% of our total sales (including sales to other segments of the Company), while operating income for the segment totaled $115 million, representing approximately 10.3% of our total operating income. During 2013, our Industrial Products segment used approximately 70% of the bromine it produced for its own production.

        Our Industrial Products segment did not have any single customer that accounted for more than 10% of our total sales in 2013.

        Bromine is an element from the halogen family known for its variety of uses in many industries. It is used in the production of a range of bromine compounds. Bromine is found naturally in seawater, underground brine deposits and the Dead Sea. Its concentration varies depending upon its source. The method for extracting bromine depends on the nature of its source and its concentration. The lower the concentration of bromine in the brines, the harder and more expensive it is to extract.

        The Dead Sea is the world's major source of bromine and the concentration of salts in the Dead Sea is significantly higher than the concentration in regular seawater. Although there are other sources of bromine around the world, about half of the global supply comes from the Dead Sea.

        The operations of our Industrial Products segment are largely affected by the level of operations in the electronics, construction, automotive, oil drilling, furniture, pharmaceutical, agricultural, textile and water treatment markets. In 2013, 39% of worldwide use of bromine was for flame retardants, 8% was for water treatment, 15% was for clear brine fluids, 17% was for intermediates, 15% was for industrial uses and 6% was for other uses. The slowdown of the global economy that characterized most of 2012 and continued into 2013, and the decline in the manufacture of personal computers due to increased use of tablets and smartphones, caused a decline in the demand for flame retardants, mainly bromine based, for the electronics and construction sectors. In 2013, the prices of elemental bromine were characterized by relative stability. We do not expect any significant improvement in the demand for flame retardants in the electronics and construction sectors in 2014.

        Various "green" organizations are increasing their pressure to reduce the use of bromine-based flame retardants. On the other hand, new and different uses for bromine and bromine compounds are being developed and regulation in certain countries increases the use of bromine and bromine compounds.

  Our Products

        The following table sets forth the principal products of our Industrial Products segment, as well as their primary applications and primary end-markets.

Product	Primary Application	Primary End-Markets
Bromine—and Phosphorus-based Flame Retardants	Flame retardant additives	Electronics (PCBs), Automotive, Construction, Furniture, Textiles
Elemental Bromine	Chemicals reagent, rubber ingredient	Tire manufacturing, Pharmaceuticals, Agriculture
Organic Bromine Compounds	Insecticides, solvents for chemical synthesis and chemical intermediates	Pharmaceuticals, Agriculture
Clear Brines	Completion fluids	Oil and Gas
Merquel	Mercury emission control	Emission control in coal-fired power plants
Bromine—and Chlorine-based Biocides	Water treatment disinfection	Pools, Spas, Cooling Towers, Paper, Sanitation, Oil and Gas Drilling and Fracking
Calcined and Specialty Magnesia	Magnesia derivatives, vulcanization control, antacid medication, food additives	Chemical, Rubber, Adhesives, Metallurgy, Food, Pharmaceuticals
Chlorine-based Salts (Magnesium, Sodium Chloride and Pure Potash)	De-icing, dust control, salt, electrolysis	Municipal, Textiles, Cosmetics, Food, Water, Electrochemicals

        Our Industrial Products segment also develops innovative products and new applications for existing products. In 2013, our Industrial Products segment spent approximately $29 million on new product development and support and improvement of existing manufacturing processes. Our new products introduced in recent years include Merquel (inorganic bromides for neutralization of mercury), FR122P flame retardant (a bromine-based polymer flame retardant), TexFRon (a polymeric textile flame retardant product), FR-1410 (a high-bromine content flame retardant), new products for polyurethane and SaFRon 6605 (a phosphorus- and bromine-based product targeting flame retarding rigid polyurethane spray in-place insulation systems).

        Merquel.    Mercury emissions in the atmosphere have been proven to be detrimental to health. In February 2009, the United States announced a change in policy and even initiated an international treaty, which had already been signed by approximately 147 countries by the end of 2013, with the goal of reducing mercury emissions. In December 2011, a law was passed by the U.S. Environmental Protection Agency ("EPA") that requires significant reduction of mercury emissions in the United States beginning in 2015. Concurrently, the United States continues to incentivize reductions in mercury emissions by providing tax rebates. At the end of 2008, our Industrial Products segment launched a new product line, Merquel, based on inorganic bromides, which together with certain technologies is targeted to enable efficient neutralization of mercury to the limits determined by the authorities (a 91% reduction in mercury emissions). Full application of the standards in all of the coal-fired power stations would require use of significant quantities of inorganic bromides. Our Industrial Products segment has invested in an extensive logistics system in the United States to allow ongoing supply to the United States market and is making preparations to build the production and logistics capacity required for reliable supply to this market and for other countries that adopt similar legislation.

        In 2013, sales of Merquel remained stable. In 2015, sales of this product are expected to grow with the commencement of application of the EPA regulation and entry into service of additional power plants in the United States that use Merquel.

        FR122P Flame Retardant.    In January 2012, we signed an agreement with the chemistry company Dow Global Technologies to use certain of its patents and know-how to produce an innovative bromine-based polymer flame retardant, which is considered especially effective. We expect that the FR122P flame retardant will be a substitute for the HBCD bromine-based flame retardant which is currently used in the construction insulation industry but is being phased out in Europe by August 2015. Our Industrial Products segment has initiated production of FR122P at its plant in the Netherlands and is in the advanced stage of construction of a production plant in Israel. The Netherlands facility has the capacity to produce approximately 10,000 tons per year.

        TexFRon.    In 2012, we began to sell TexFRon, a polymeric textile flame retardant product. We developed the TexFRon product line in-house within the R&D activities of our Industrial Products segment. TexFRon products are designed to provide high-level fire retardant solutions for fire retardant textile and adhesive applications. They are an effective replacement for DECA (likely to be prohibited for all uses in Europe in 2017 at the earliest) and offer enhanced sustainability compared to other existing products.

        FR-1410.    We recently began to sell FR-1410, which is a high-bromine content, effective flame retardant, following the expiration of our competitors' patents. This flame retardant is primarily used in the electronics, construction and home appliance markets.

        New Products for Polyurethane.    Our new products for polyurethane include the following:

  •
  Fyrol HF-5, developed and commercialized specifically in response to IKEA's most recent update to their finished furniture specifications that imposed bans on specific flame retardants and substantially reduced VOC emissions from the flexible polyurethane components of their finished furniture goods. Ikea has specifically approved Fyrol HF-5 for use in its upholstered furniture products.

  •
  Fyrol HF-9, developed and commercialized in response to California's addition of TDCP to the Proposition 65 list of substances designated by the State of California as a known carcinogen. Fyrol HF-9 represents an improvement in sustainability compared to the technology used by the upholstered furniture value chain to ensure resistance of flexible polyurethane foam when exposed to an open flame ignition source. Additionally, Fyrol HF-9 performs well in flexible polyurethane foam upholstered furniture applications from a cost performance and foam discoloration perspective.

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  Fyrol HF-10, recently developed and commercialized to represent an even greater product differentiation in terms of volatile organic compounds for flexible polyurethane foam automotive applications. It has been developed specifically to support our Industrial Products segment's announced exit from TDCP for automotive applications by the end of 2015 and to support the global automotive industry's move away from TDCP through an orderly and structured process.

        SaFRon 6605.    The SaFRon product line represents our Industrial Products segment's efforts to commercialize the robust synergies of phosphorus and bromine in rigid polyurethane thermal insulation applications. SaFRon 6605 is a phosphorus- and bromine-containing product specifically targeting flame retarding rigid polyurethane spray in-place insulation systems to meet flammability standards and building codes to promote the safety in use of spray systems. SaFRon 6605 is unique and differentiated because it offers high halogen content, which translates to efficiency in the use of any product commercially offered for this application.

  Production

        Our Industrial Products segment's major manufacturing facilities are in Israel (bromine, Dead Sea salts, bromine compounds and magnesia), the Netherlands (bromine compounds), Germany (phosphorus compounds), France (specialty magnesia products and calcium compounds used as raw materials in health foods and food additives), Ireland (chlorine-based biocides for water treatment), the United States (chlorine-based biocides for water treatment and production of phosphorus compounds) and China (bromine compounds).

        Our Industrial Products segment's principal manufacturing plants, distribution centers and sales offices are set forth in the map below.

        In 2013, we produced 172,000 tons of bromine and 196,000 tons of bromine compounds. In 2013, production of chlorine-based biocides reached 16,000 tons, production of phosphate compounds reached 90,000 tons and production of magnesia products reached 43,000 tons. Our maximum annual capacity is approximately 280,000 tons of elemental bromine, 400,000 tons of bromine compounds, 37,000 tons of chlorine-based biocides, 150,000 tons of phosphorus compounds, 53,000 tons of magnesia and 430,000 tons of Dead Sea salts.

  Competition

        Our Industrial Products segment is the world's leading producer of elemental bromine, accounting for approximately a third of total international production of bromine, according to internal assessments. Our Industrial Products segment estimates that it and its two main competitors, Albemarle and Chemtura, accounted in 2013 for approximately 80% of the worldwide consumption of bromine and approximately 64% of the bromine compounds. Chinese production accounts for much of the remainder, but the quantity of brine available for producing bromine in China continues to decline, leading to lower production capacity. Chemtura and Albemarle produce bromine primarily from underground brine sources in the United States. Albemarle also has a joint venture with a Jordanian company to produce bromine and bromine compounds which started operations in November 2002 and is located on the Jordanian side of the Dead Sea with access to the same source of raw materials that we have. In the beginning of 2013, Albemarle doubled the production capacity of bromine and expanded its production capacity of bromine compounds it produces at the site of its joint venture in Jordan. Chemtura purchases bromine and some other bromine compounds from our Industrial Products segment under long-term contracts. In January 2010, Chemtura and Albemarle signed a long-term strategic agreement. Under the agreement, Albemarle supplies Chemtura with a number of principal products, including flame retardants, and organic and inorganic bromine-based compounds. As of March 31, 2014, we did not expect this agreement to have a negative effect on our Industrial Products segment.

        The main barrier to entry in the bromine and bromine compound market is access to an economically viable source of bromine in high enough concentration. In addition, the bromine business requires a complex logistics system based on special containers (isotanks) for transporting the bromine. The need for the logistics system is a barrier to entry to competitors in the global trade in bromine.

        The main competitors of our Industrial Products segment in the bromine-based flame retardant market are Albermarle and Chemtura, as well as a number of producers in China. The relatively low production cost of bromine affords our Industrial Products segment a competitive advantage. Bromine production requires a complex logistical system based on a fleet of special containers (isotanks) specifically designed to transport bromine. One of the advantages of our Industrial Products segment is having the largest fleet of isotanks in the world, which enables it to transport relatively large quantities of bromine around the world. Our Industrial Products segment has contracted with a supplier of isotanks to expand its existing fleet. During 2013, all of the new isotanks were received from the manufacturer. In addition, our Industrial Products segment has a widespread worldwide marketing network and a range of high-quality products, combined with a technical support system that works closely with customers, providing a good competitive position in its target markets. In China, for example, our Industrial Products segment's network includes three production facilities in China, a sales site, a bromine containers farm, and sales and technical support networks. In the Netherlands, our Industrial Products segment has a bromine compound production facility, which gives it a competitive advantage in Europe. The phosphorus-based flame retardant and functional fluids production plants in the United States and Europe are situated in close proximity to our Industrial Products segment's principal customers.

        In the phosphorus-based flame retardants market, competition is mainly from Chinese manufacturers operating in the local market and in markets outside China, mainly Europe and the United States. Access to a source of high-quality, low-cost phosphorus improves the capacity to compete in this market.

        There are many competitors in the market for biocides for water treatment, and entry barriers are mainly related to the process for obtaining a license to sell.

        There are several competitors in the magnesium chloride industry. The entry barrier to this market is low, as any company with access to magnesium chloride can produce the solution.

        There are a number of small competitors in the pure potash market. Pure potash is a high-quality potash used mainly in the food and pharmaceutical industries. The main entry barrier is access to potash and the technological knowledge required for its crystallization.

        In part of the biocide industry, the magnesia industry and the industry for other salts, our Industrial Products segment has a leading position in certain niche products.

  Raw Materials and Suppliers

        We produce a significant portion of our raw materials through our mining operations in Israel, Spain and the United Kingdom. See "—Mineral Extraction and Mining Operations" for further information on our mining operations.

        The principal raw materials used by our Industrial Products segment are bromine and bromine compounds, magnesia, chlorine-based biocides, Dead Sea salts and phosphorus-based products.

        Elemental bromine is produced from the end brines (salt solutions) that result from the processes carried out to produce potash from carnallite. The brine is pumped into our Industrial Products segment's plant in Sodom, where bromine is produced in an oxidation process using chlorine.

        Chlorine is produced by electrolysis of sodium chloride and as a by-product of the magnesium production process of Dead Sea Magnesium Ltd. ("Dead Sea Magnesium"). The electrolysis facility and the magnesium plant are located next to the bromine facility in Sodom. The sodium chloride used in the electrolysis process is a by-product of the potash production in Sodom.

        Our Industrial Products segment uses elemental bromine to manufacture bromine compounds at its facilities in Israel, the Netherlands and China. Our Industrial Products segment sells the balance of its elemental bromine to third parties. Most bromine compounds are manufactured by chemical processes involving bromine together with a range of other raw materials, of which the most important are Bisphenol A, which is used to manufacture the bromine-based flame retardant TBBA, and phosphorus, which is used to manufacture phosphorus-based flame retardants. Furthermore, our Industrial Products segment purchases many other raw materials required for production of the various products.

        The following is a graphic representation of the production process.

        Some of the brine that remains after the production of potash is rich in magnesium chloride. This brine is pumped to our Industrial Products segment's facilities at Mishor Rotem. At these facilities, in a process utilizing magnesium chloride and other materials, magnesia (magnesium oxide) is produced. The magnesia is further processed into several grades of magnesia.

        Our Industrial Products segment produces chlorine-based biocides at its facilities in the United States and Ireland. For production of chlorine-based disinfection products (biocides), our Industrial Products segment purchases chlorine, urea and caustic soda from local manufacturers and cyanuric acid from Chinese manufacturers.

        Dead Sea salts are manufactured at a facility in Sodom. The production starts from materials and brines produced as by-products of potash production. For example, magnesium chloride flakes are produced from brines rich in magnesium chloride that remain after potash is separated from carnallite. Various types of sodium chloride are also extracted from the salt that remains after potash is separated from carnallite.

        Elemental phosphorus (P4) is produced in a roasting process from ores originating in Central Asia (Kazakhstan), the United States or China. Products based on phosphorus are produced in our Industrial Products segment's factories in the United States and Germany. Our Industrial Products segment uses elemental phosphorus to produce phosphorus compounds at its factories. The basic phosphorus compound (POCl3) is manufactured in a chemical process that combines phosphorus, chlorine and oxygen. The reaction of this compound with a variety of other raw materials (such as propylene oxide or epichlorohydrin) creates the commercial phosphorus compounds.

        The following is a graphic representation of the production process.

        Our Industrial Products segment seeks to maintain raw material inventories in quantities that take into account the projected level of production based on consumption characteristics, supply dates, distance from the supplier and other operational and logistical considerations.

  Sales, Marketing and Distribution

        Our Industrial Products segment's principal markets are Western Europe, the United States, China, Japan and Taiwan. Our Industrial Products segment sells its products primarily through a network of marketing companies, which have agents and distributors throughout the world. Commissions are paid to agents as is customary in the sector. Most of our Industrial Products segment's sales are not transacted by means of long-term contracts or orders, but rather via current orders close to the date of supply. Consequently, the concept of a backlog is not meaningful for our Industrial Products segment.

        In addition, our Industrial Products segment has framework agreements with specific customers, under which the customer can purchase up to previously agreed maximum quantities of a product during the term, on the basis of which the customer issues purchase orders to our Industrial Products segment from time to time. In some of the agreements, sales prices have been fixed, at times with an update mechanism as well. These fixed prices have not had a substantial adverse effect on our results.

        Our Industrial Products segment's policy is to seek to maintain adequate inventory, which varies from product to product, to ensure orderly supply to customers in light of the customers' distance from production centers and their requirements for inventory availability, and in conjunction with optimization of the inventory storage costs. Therefore, portions of finished product inventories are held in storage facilities in the destination countries.

        Our Industrial Products segment extends credit terms to its customers according to customary practices in their locations. The segment's sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

  Seasonality

        Our Industrial Products segment's operations are not characterized by regular seasonal fluctuations. However, amounts sold of some of its products fluctuate between the various seasons. Agricultural products are characterized by relatively high sales in the second and third quarters. Biocides for swimming pools are characterized by relatively lower sales in the fourth quarter. Salts for de-icing are characterized by relatively higher sales in the first and fourth quarters. The net impact of these diverse seasonal differences on our Industrial Products segment has not been meaningful.

  Performance Products

        Our Performance Products segment develops, produces, markets and sells a broad range of phosphate-based products as part of our strategy of increasing our production of downstream products with higher added value. Our Performance Products segment also develops, produces, markets and sells alumina-based products and other industrial performance products. In 2013, the total sales of our Performance Products segment were $1,575 million and accounted for approximately 25.1% of our total sales (including sales to other segments of the Company), while operating income for the segment totaled $196 million, representing approximately 17.6% of our total operating income.

        Approximately 76% of our Performance Products segment's external sales in 2013 were of phosphoric acid of various grades (technical, food, electronics and polyphosphoric acid) and its downstream products. These products are produced in part using phosphate rock that is mined by our Fertilizers segment and the phosphoric acid manufactured from that phosphate rock and in part using elemental phosphorus (P4) and phosphoric acid that is purchased from third parties.

        Our Performance Products segment did not have any single customer that accounted for more than 10% of our total revenue in 2013.

        Most of our Performance Products segment products are affected, to a considerable extent, by the global economic situation, competition in our target markets, price fluctuations in the fertilizer market, which affect the price of the main raw materials of our Performance Products segment, and fluctuation in energy prices, which mainly affect production costs of thermal phosphoric acid.

        In spite of the uncertain economic atmosphere in the global markets in 2013, demand improved across business lines. Although demand increased in 2013, customers and competitors created pressure to lower prices of phosphorus-based products. Furthermore, new regulations surrounding the use of phosphate salts in dishwasher detergent (STPP) have also led to some downward pricing pressure on phosphorus-based products in Europe. The atmosphere of uncertainty in the United States resulted in lower growth rates in this market and caused a slow recovery of the market. Our Performance Products segment began preparations for the expected increase in demand for low-sodium foods in the United States and has launched a food strategy to meet the demand for healthy and nutritious ingredients.

        We have recently expanded our Performance Products Segment's operations by completing the acquisition of Hagesud Group, a German producer of premium spice blends and food ingredients for meat processing, in January 2014. This transaction includes the acquisition of all of the operating assets of the Hemmigen, Germany-based company, including Hagesud's existing business, state-of-the-art production technology and warehouse facilities located in Hemmigen, Dortmund and Ottensoos, Germany with approximately 200 employees.

        In addition, our Performance Products segment acquired the phosphorus pentasulfide (P2S5) assets and business operations of Thermphos International B.V. located in Knapsack, Germany in March 2013, and supplemented its production of hygiene products by acquiring the Eclean Company, which is based in China, in April 2013.

        In December 2013, our Performance Products segment entered into a definitive agreement to acquire Vale Fertilizantes's share in Fosbrasil S.A., a joint venture producing purified phosphoric acid and raw materials for fertilizers located in Brazil. Our acquisition of Vale Fertilizantes's share in Fosbrasil, S.A. is subject to the approval of Brazilian anti-trust authorities and other customary approvals. As a result of this acquisition, we acquired control of Fosbrasil, S.A. and accordingly, Fosbrasil will be consolidated in our financial statements.

  Our Products

        Our Performance Products segment's products are designed for a wide range of uses and industries. The main markets of our Performance Products segment include food, detergent, metallurgy, paint and coating, electronics, footwear, paper, pharmaceuticals, water treatment, concrete, oil additives and firefighting.

        The following chart illustrates how our Performance Products segment is part of our strategy to manufacture downstream products with higher added value based on phosphate rock. The countries and areas named in parentheses are the locations of our production sites.

        The main products of our Performance Products segment are as follows.

        Pure Phosphoric Acid—Technical Grade, Food-Grade Acid, Electronics-Grade Acid and Polyphosphoric Acid.    The acid is used as raw material in the food, metal treatment, electronics and construction industries. Our Performance Products segment is the world's leading manufacturer of pure phosphoric acid. Our Performance Products segment manufactures and markets phosphoric acid of varying grades, primarily for the food industry. The product mix of our Performance Products segment includes specialized acids with high added value that are used in the electronics and construction industries.

        Phosphate Salts and Food Additives.    These products are designed for diverse uses, including treatment of metals, paints and coating, detergents, toothpastes and food additives. Our Performance Products segment manufactures and markets products with high added value, including phosphate salts, produced in Germany, the United States, Brazil and China, which are primarily based on phosphoric acid. Our Performance Products segment uses much of the phosphate salts that it produces as raw material to manufacture food additives in many countries in the world. The food additives of our Performance Products segment target the processed meat, fish and seafood markets, the cheese and milk products markets and the baked goods industry.

        Other Phosphate—and Phosphorus-Based Products.    The primary markets for these products are:

  •
  Hygiene products:  a range of disinfectant and cleaning materials for various uses in the foodservice industry, including products for cleaning dairies, farms, industrial kitchens and other types of food facilities. Our Performance Products segment produces the products in France, Germany and Austria.

  •
  Fire prevention and retardant products (fire safety):  fire safety products prevent fires, mainly in forests and open areas, by spraying products from an aircraft. We are one of the world's leading manufacturers of phosphate-based fire retardant products, which are used primarily to fight forest fires. These materials are produced in North America and France.

  •
  P2S5:  used as a primary ingredient in lubricating oil additives and insecticides.

        Other Products.    Our Performance Products segment manufactures a wide range of specialized products that are not phosphate-based and which require specific competencies. Among these are the following products:

  •
  Thermoplastic products (Rhenoflex):  thermoplastic materials are plastic materials that can be molded with heat. Our Performance Products segment develops, manufactures and markets unique, environmentally-friendly, patent-protected thermoplastic products for reinforcing the toes and heels of shoes and for the production of other leather goods such as handbags and suitcases. Among our Performance Products segment customers are some of the leading manufacturers of quality footwear in the world. Production facilities are based in Germany and China.

  •
  Chemicals for water and paper (APW—alumina compounds, paper and water chemicals):  our Performance Products segment manufactures and markets a wide range of alumina compounds and other chemicals (polymers) for the paper industry and other industries, cement additives and chemicals for treatment of industrial and drinking water. In 2008, our Performance Products segment expanded its water-treatment operations by acquiring the water treatment business of the German company Henkel. This business includes the production of performance products for treating water used in cooling towers, by power stations, heating systems, drinking water, sewage treatment and purification. Most of the production facilities are in Germany.

  •
  Pharma, cosmetics and gypsum (PCG):  our Performance Products segment manufactures and markets active materials and other products for the pharmaceutical and cosmetics industries and also manufactures synthetic gypsum, mainly for the medical, dental and hobby industries. Production facilities are based in Germany and China.

        A significant portion of our Performance Products segment products are proprietary and have well-recognized brand names in their relevant markets, including Fibrisol, Brifisol, Joha, Tari, Rhenoflex, Anti Germ, Py-Ran, Nutrifos, Levn-Lite and Phos-chek.

        Our Performance Product segment's highly sophisticated technology platform for the development of texture and stability solutions has allowed it to develop expertise in phosphate and phosphorous-based food additives, fire retardants and water treatment products and a leadership position in these market segments.

  Production

        Our Performance Products segment manufactures its products in its facilities in Germany, the United States, Israel, Brazil, France, China, the United Kingdom, Argentina, Austria, Australia and Mexico. In Mishor Rotem in Israel, our Performance Products segment manufactures pure phosphoric acid by means of purifying fertilizer-grade phosphoric acid produced by our Fertilizers segment. Our Performance Products segment also manufactures thermal phosphoric acid in the United States by utilizing elemental phosphorous and purchasing purified phosphoric acid from third parties.

        Our Performance Products segment's principal manufacturing plants, distribution centers and sales offices are set forth in the map below.

        In 2013, we produced 211,000 tons of pure phosphoric acid (in terms of Phosphorus Pentoxide), 396,000 tons of phosphate salts and food additives, 68,000 tons of other phosphate-based products and 284,000 tons of other products. Our maximum annual capacity is approximately 291,000 tons of pure phosphoric acid (in terms of phosphoric oxide), 474,000 tons of phosphate salts and food additives, 134,000 tons of other phosphate-based products and 491,000 tons of other products at our Performance Products segment.

  Competition

        Our Performance Products segment has a leading position in the field of pure phosphoric acid and its downstream products. Our Performance Products segment's competitors are large and mid-size international chemical companies, which have manufacturing and marketing presences in various countries, as well as regional companies that reap the benefits of being local manufacturers in a regional marketplace. In every field, many companies compete with our Performance Products segment by offering similar or substitute products.

        Competition in our Performance Products segment centers on product characteristics, price, quality, service and the ability to address customers' needs.

        The primary competitors of our Performance Products segment in each field are set forth below.

        Phosphate-Based Products:

  •
  Pure phosphoric acid, phosphate salts and food additives:  Our Performance Products segment's main competitors are: Chemische Fabrik Budenheim KG, Innophos Inc., Prayon, Potash Corporation of Saskatchewan, Adithya Birla, Haifa Chemicals Ltd. and various Chinese producers.

  •
  Hygiene products:  The main competitors in Central Europe are: Ecolab Inc., Diversey Inc. and Hypred.

  •
  P2S5:  Our Performance Products segment's main competitors are: ChemTrade Logistics Company in North America and Italmatch Chemicals in Brazil and Singapore.

        Other Products:

  •
  Chemicals for water and paper:  The primary competitors of our Performance Products segment are BASF AG, Hercules-Ashland's water technologies (which was sold to Clayton, Dubilier & Rice in 2014), Kemira Oy, Ecolab Inc., GE Water Technologies and AkzoNobel.

  •
  Pharmaceuticals, cosmetics and gypsum:  The primary competitors of our Performance Products segment are Reheis Inc. and Summit in the area of antiperspirants, SPI Pharma in the area of pharmaceutical products, and GC Corporation in the field of gypsum.

  •
  Thermoplastics:  The primary competitors of our Performance Products segment are Tecno-Gi (SPA) and local manufacturers in China and Taiwan.

  Raw Materials and Suppliers

        The primary raw material for manufacture of phosphate salts and food additives is pure phosphoric acid, which is produced by purifying fertilizer-grade phosphoric acid as well as via a thermal process from elemental phosphorus (P4). Our Performance Products segment obtains fertilizer-grade phosphoric acid from our Fertilizers segment and also obtains P4 and purified phosphoric acid from external manufacturers.

        Our Performance Products segment has a long-term supply contract with a supplier of phosphoric acid that guarantees regular supply of this raw material through 2018. In addition, we have a long-term supply agreement for P4 with another supplier through 2022.

        In addition to pure phosphoric acid, our Performance Products segment uses hundreds of other raw materials, which it purchases from many suppliers. After phosphoric acid, the raw material with the greatest total cost is caustic soda.

        Our Performance Products segment seeks to maintain raw material inventories in quantities that take into account the projected level of production based on consumption characteristics, supply lead time, distance from the supplier and other logistical considerations.

  Sales, Marketing and Distribution

        Our Performance Products segment sells its products mainly to industrial and commercial customers in Europe, North America, South America and Asia. Our Performance Products segment's marketing network is based primarily on an extensive internal marketing organization and, to a lesser extent, on external distributors and selling agents.

        To market and sell many of its performance products effectively, our Performance Products segment's marketing personnel work closely with customers in order to tailor the products to the customers' needs. Our Performance Products segment is not dependent on external marketing forces.

        Most of our Performance Products segment sales are made under agreements with terms of less than one year or through spot orders placed close to the date of supply. In addition, our Performance Products segment has framework agreements with specific customers, through which the customer can purchase up to previously agreed maximum quantities of product during the term, on the basis of which the customer issues purchase orders to our Performance Products segment from time to time.

        Most sales of performance products do not take place according to long-term orders or contracts, but are regularly ordered close to the time of supply. Consequently, the concept of a backlog is not meaningful for our Performance Products segment.

        Our Performance Products segment's strategy is to maintain adequate inventories to ensure orderly supply to customers in light of the customers' distance from the manufacturing locations and their requirements for inventory availability, and in conjunction with optimization of the inventory's storage costs. Therefore, portions of finished product inventories are held in storage facilities in the destination countries.

        Our Performance Products segment extends credit terms to its clients according to customary practices in their locations. The segment's sales are generally covered by trade credit risk insurance or by letters of credit from banks with high credit ratings.

  Seasonality

        The target markets of most our Performance Products segment's products are not characterized by seasonality, except for flame retardants, which have a higher sales volume in the spring and summer due to the many fires in North America during this period.

  Other Activities

        IDE, our 50%-owned non-consolidated affiliate, is active in the following fields: constructing and selling water desalination plants, selling water, operating and maintaining water treatment and desalination plants and developing and producing industrial evaporators and heat pumps. IDE has deployed approximately 400 water desalination plants in more than 40 countries worldwide and seeks to address a wide range of the world's clean water challenges. IDE's core competencies are in membrane and thermal desalination, industrial evaporators and heat pumps.

        DSM produces, markets and sells pure magnesium and magnesium alloys. It also produces dry carnallite and related by-products, including chlorine and sylvinite. DSM is the second largest magnesium producer in the Western world after US Magnesium.

Principal Properties and Leases

        Under the Israeli Dead Sea Concession Law, 1961, as amended in 1986 (the "Concession Law"), we have lease rights until 2030 for the salt and carnallite ponds, pumping facilities and productions plants at Sodom. We have other production facilities in Israel, situated on land with a long-term lease, including the plants at Mishor Rotem (mainly leased until 2028 to 2040), the Oron and Zin sites of our Fertilizers segment (leased until 2017 to 2021), production and transportation facilities at Ramat Hovav of our

Industrial Products segment (leased until 2024 to 2048), as well as production, storage and transportation facilities and chemicals and research laboratories at Kiryat Ata (leased until 2046 to 2049) that belong to our Fertilizers segment and our Industrial Products segment. We also have warehouses and loading and unloading sites at the Ashdod and Eilat ports that belong to our Fertilizers segment. In 2013, the terms of the leases with the ports were extended for some of the warehouses to 2030. The lease period of the other warehouses is scheduled to expire in 2016.

        We have additional production facilities outside Israel, the main ones being:

  •
  Germany:    production plants of our Performance Products segment at Ludwigshafen and Ladenburg, The main facilities at these sites are owned by the ICL Group.

  •
  The Netherlands:    production plants of our Industrial Products segment at Terneuzen that are owned, a facility of our Fertilizers segment in Amsterdam held under a lease until 2034 (or under certain conditions up to 2044) and a production facility in the southern Netherlands on land that is partly owned and partly held under a long-term lease.

  •
  Spain:    the concessions at the potash and salt mines are held under the concession agreements described below. The potash and salt production plant, and the warehouses, as well as the loading and unloading facilities of our Fertilizers segment at Catalonia, are owned by the ICL Group. Our Fertilizers segment also has a liquid fertilizer and soluble fertilizer production plant in Totana, another plant for mixing solid fertilizers in Cartagena and a concession on two ports in Cartagena and Almeria until 2024 and 2014, respectively. We are endeavoring to renew the concession in Almeria for an additional two years.

  •
  The United Kingdom:    the rights to the potash and salt mines are held under the concession agreements described below. The potash and salt and production plants and the warehouses of our Fertilizers segment in Cleveland are owned by the ICL Group. The warehouses and bulk loading and unloading facilities at the port are leased until the middle of 2014. We are endeavoring to renew the lease agreement. The Company owns three mines and one plant for producing peat of our Fertilizers segment at Everris in the United Kingdom.

  •
  The United States:    the production plants of our Industrial Products segment in West Virginia are mainly owned by the ICL Group, the production plants of our Performance Products segment in Lawrence, Kansas and St. Louis, Missouri are owned by the ICL Group, and the production plants of our Fertilizers segment in South Carolina are held leases ending in 2015 and 2017.

        The following table sets forth certain information regarding our principal properties as of December 31, 2013.

Property Type	Location	Size	Products	Owned/Leased
Headquarters	Tel Aviv, Israel	17,222 square feet	Company headquarters	Owned on leased land
Plant	Sodom, Israel	15,930,587 square feet (not including ponds or magnesium factory)	Fertilizers segment products and power station	Owned on leased land
Plant	Sodom, Israel	2,326,060 square feet	Industrial Products segment products	Sub-concession
Pumping station	Sodom, Israel	920,314 square feet	Pumping station for Fertilizers segment	Owned on leased land
Transportation Facility	Sodom, Israel	785,765 square feet	Transportation facility	Owned on leased land
Plant	Mishor Rotem, Israel	34,444,513 square feet	Fertilizers segment products	Leased

Property Type	Location	Size	Products	Owned/Leased
Plant	Mishor Rotem, Israel	10,763,910 square feet	Industrial Products segment products	Owned on leased land
Plant	Neot Hovav, Israel	3,761,987 square feet	Industrial Products segment products	Owned on leased land
Plant	Oron, Israel	10,763,910 square feet (not including phosphate reserve)	Fertilizers segment products	Owned on leased land
Plant	Zin, Israel	13,993,084 square feet	Fertilizers segment products	Owned on leased land
Plant	Kiryat Ata, Israel	6,888,903 square feet	Fertilizers segment products	Leased
Warehouse and loading site	Ashdod, Israel	664,133 square feet	Warehouse for Fertilizers segment products with capacity of 412,769 metric tons	Owned and leased
Warehouse and loading site	Eilat, Israel	152,557 square feet	Warehouse for Fertilizers segment products with capacity of 96,162 metric tons	2 owned and 1 leased
Plant	Catalonia, Spain	48,491,416 square feet	Mines, manufacturing facilities and warehouses for Fertilizers segment products	Owned
Plant	Totana, Spain	269,098 square feet	Fertilizers segment products	Owned
Plant	Cartagena, Spain	236,806 square feet	Warehouse for Fertilizers segment products with capacity of 49,895 metric tons	Owned
Port	Cartagena, Spain	183,568 square feet	Storage for Fertilizers segment products with capacity of 72,575 metric tons	Concession
Port	Almeria, Spain	42,302 square feet	Storage for Fertilizers segment products with capacity of 6,000 metric tons	Concession
Plant	Cleveland, United Kingdom	13,239,609 square feet	Fertilizers segment products	Owned
Plant	Everris, United Kingdom	12,249 square feet	Fertilizers segment products	2 owned and 1 leased
Plant	Bitterfield, Germany	514,031 square feet	Industrial Products segment products with annual productive capacity of 190,000 metric tons	Owned

Property Type	Location	Size	Products	Owned/Leased
Plant	Ladenburg, Germany	8,072,933 square feet	Performance Products segment products with annual productive capacity of 148,780 metric tons	Owned
Plant	Duesseldorf, Germany	1,614,587 square feet	Performance Products segment products with annual productive capacity of 224,000 tons	Owned
Plant	Ludwigshafen, Germany	231,263 square feet	Fertilizers segment products	Owned plant on leased land
Plant	Terneuzen, the Netherlands	930,271 square feet	Industrial Products segment products	Owned
Facility	Amsterdam, the Netherlands	349,827 square feet	Fertilizers segment products and logistics center	Owned plant on leased land
Plant	Heerlen, the Netherlands	334,693 square feet	Fertilizers segment products	Owned and Leased
Plant	Calais, France	538,196 square feet	Industrial Products segment products with annual productive capacity of 19,958 metric tons	Owned
Plant	Wexford, Ireland	30,139 square feet	Industrial Products segment products with annual productive capacity of 1.8 billion tablets.	Owned
Plant	Belgium	128,693	Fertilizers segment products	Owned
Plant	Kamloops, British Columbia, Canada	392,040 square feet	Performance Products segment products	Owned
Plant	Stugeon County, Alberta, Canada	56,425 square feet	Performance Products segment products with annual productive capacity of 305,253 gallons	Owned on leased land
Plant	South Charleston, West Virginia, United States	475,000 square feet	Performance Products segment products with annual productive capacity of 54,431 metric tons	Owned on leased land
Plant	South Charleston, West Virginia, United States	1,829,520 square feet (plant footprint of 871,200 square feet)	Performance Products segment products with annual productive capacity of 36,287 metric tons	Owned
Plant	North Charleston, South Carolina, United States	50,000 square feet	Performance Products segment products with annual productive capacity of 13,608 metric tons	Owned on leased land

Property Type	Location	Size	Products	Owned/Leased
Plant	Lawrence, Kansas, United States	179,689 square feet	Performance Products segment products with annual productive capacity of 97,069 metric tons	Owned
Plant	Carondelet, Missouri, United States	172,361 square feet	Performance Products segment products with annual productive capacity of 50,953 metric tons	Owned
Office	St. Louis, Missouri, United States	35,000 square feet	Administrative office	Leased
Plant	Rancho Cucamonga, California, United States	103,600 square feet	Performance Products segment products with annual productive capacity of 11,322 metric tons	Owned on leased land
Plant	Gallipolis Ferry, West Virginia, United States	17,424,000 square feet (plant footprint of 1,742,400 square feet)	Performance Products segment products with annual productive capacity of 68,039 metric tons	Owned
Plant	Sao Jose dos Campos, Brazil	1,088,242 square feet (plant footprint of 79,298 square feet)	Performance Products segment products with annual productive capacity of 27,000 metric tons	Owned
Plant	Nuevo Leon, Mexico	152,406 square feet (plant footprint of 103,420 square feet)	Performance Products segment products with annual productive capacity of 41,800 metric tons	Owned
Plant	Bandirma, Turkey	375,187 square feet	Fertilizers segment products with annual productive capacity of 45,359 metric tons	Owned
Plant	Lian Yungang, China	358,438 square feet	Industrial Products segment products with annual productive capacity of 4,300 metric tons	Owned
Plant	Shan Dong, China	692,023 square feet	Industrial Products segment products	Owned
Plant	Jiangyin, Jaingsu, China	753,474 square feet	Performance Products segment products with annual productive capacity of 20,866 metric tons	Owned

Other Leases, Licenses and Permits

  Well Production Permits

        The supply of water to our Fertilizers segment plants at the Dead Sea is via a series of wells that we operate, both within and outside the concession area. Our Fertilizers segment has lease agreements and production permits for these wells.

        Dead Sea Works has permits to draw water from the wells at Ein Ofarim received from the Water Authority. The lease period from Israel Lands Administration (ILA) for these wells expired in February and March 2009. An application to extend the lease period was submitted to ILA, but after a lengthy procedure, it was rejected. Our Fertilizers segment is taking action to change ILA's decision. The application was discussed recently in ILA's Exemptions Committee, which approved the application. This application is subject to the approval of the Israeli Minister of Finance.

  Business Licenses and Toxic Substance and Emission Permits

        A valid business license has been issued for the sites where the business segment's plants operate, in accordance with the law.

        In addition, our Fertilizers segment has a valid toxic substance permit under the Israeli Hazardous Materials Law (1993), which is renewed from time to time. Our Fertilizers segment also has valid permits for pumping wastewater into the Dead Sea and into the Mediterranean Sea, under the Israeli Prevention of Sea Pollution from Land-Based Sources Law (1988) which requires renewal from time to time. The costs of renewal of these licenses are not material.

        Segment companies operate in accordance with terms set out in the licenses and permits. If there is any discrepancy in respect of the requirements of these terms, the companies take immediate action to remedy the discrepancy in coordination with the Ministry of Environmental Protection.

        The Ministry of Environmental Protection has commenced implementation of the integrated licensing methodology, which is based on the Integrated Pollution Prevention and Control ("IPPC") directive that was adopted by the European Union in 1996. Pursuant to this directive, large factories are required to make use of the best available techniques ("BAT") in every environment on which they have an impact, while making integrative reference to all of such aspects. The BAT is provided in allocation documents, which are published by the European Union and detail every type of industry to which BAT is relevant for elimination or reduction of environmental harm. However, the Israeli Clean Air Law, 2008 (the "Clean Air Law") adopted this methodology only partially since it addresses only emissions into the atmosphere. In order to permit the integration required in the directive, the Ministry of Environmental Protection has added requirements for implementation of the IPPC methodology in the business licenses of factories considered to be "emission sources requiring a permit" under the Clean Air Law. The terms are stipulated by the Ministry prior to submission of the request for an emission permit so that the permit request (concerning emissions into the atmosphere) will be filed together with the information required for determination of the conditions in other areas under the integrated licensing methodology, including, among other things, runoff, waste, treatment of hazardous substances and energy savings. In the first stage, a factory is required to perform a survey of these differences and to submit such survey to the Ministry. It is anticipated that concurrent with the issuance of the emission permit, or shortly thereafter, the factory will receive additional terms, including requirements for implementation of the BAT in these areas. As of the date of this prospectus, it is not possible to know what will be required of us or what will be the cost involved with implementation of these requirements, if any.

Mineral Extraction and Mining Operations

        The following is a description of the material properties where we extract minerals and conduct mining.

  The Dead Sea

        Over 40% of our net sales in 2013 related to products that were based on minerals that we extracted from the Dead Sea, including potash, bromine, sodium chloride, magnesia, magnesium chloride and magnesium. The concentration of these minerals in the Dead Sea has generally remained steady in recent years, although it is subject to increase as a result of the diversion, for consumer purposes, of the waters that flow into the Dead Sea. The level of concentration also increases in periods of relative drought when the flow of water into the Dead Sea diminishes. The Dead Sea contains a supply of these raw materials that is, for all practical purposes, unlimited.

        Our extraction of minerals from the Dead Sea begins with an evaporation process facilitated by the hot and dry climate of the Dead Sea region. This area is located approximately 1,361 feet below sea level, which is considered to be the lowest place on earth. The Dead Sea is divided into two parts: a northern lake and an area in the south that consists of our evaporation ponds.

        The production process begins with the pumping of water from the northern lake to our adjacent evaporation ponds. Our pumping station P-88 has a capacity of 125,000 cubic meters per hour. Each year we pump approximately 360 million cubic meters of water from the northern lake into the evaporation ponds and return it to the northern part of the Dead Sea at the end of the process. In 2013, we produced from this water approximately 3.6 million metric tons of potash, 172 thousand metric tons of bromine, 26 thousand metric tons of magnesium, 256 thousand metric tons of salt and 91 thousand metric tons of magnesium chloride solids. We plan to build a new pumping station from the northern basin to the evaporation ponds, as part of the preparations for the receding level of the Dead Sea and the removal of pumping station P-88 from service. However, we have experienced a delay in receiving approvals from the various government agencies that must approve our statutory plans for our new pumping station. In light of the delay in approval of the statutory plans, we are required to make an additional investment to extend the life of pumping station P-88 for an additional three years.

        The evaporation ponds extend over an area of approximately 146 square kilometers. They include a subsystem of 35 ponds for salt precipitation and ponds for the precipitation of carnallite.

        The salt pond known as Pond 5 is the largest pond in the complex. It has an area of approximately 80 square kilometers. It was built during the 1960s by the construction of a large dam, sealed by a clay core, in the area that was then the southern part of the Dead Sea. Evaporation from this pond increases the concentration of the brines contained therein to a stage of sodium chloride saturation. This causes the sodium chloride to precipitate to the bottom of the pond. The remaining brines are rich in potash, magnesium and bromine. They are pumped to other ponds, where evaporation results in further increases of mineral concentration, causing carnallite to precipitate. Carnallite is the raw material used for the production of potash, magnesium, chlorine and magnesium chloride. The carnallite is collected by our floating harvester barges and pumped as a slurry to our production plants. We use the remaining end-brine as a raw material in the production of bromine.

        The precipitated sodium chloride, or salt, creates a layer on the pond bed of approximately 20 million tons annually. The process of production of the raw material requires that a fixed brine volume is preserved in the pond. To this end, the water level of the pond is raised by approximately 20 centimeters annually. The Ein Boqeq and Hamei Zohar hotels, the town of Neve Zohar and other facilities and infrastructures are located on the western beach of this pond. Raising the water level of the pond above a certain level is likely to cause structural damage to the foundations and the hotel buildings situated close to the water's edge and to other infrastructure on the western shoreline of the pond, depending on the height to which the water level is raised and the location of the relevant object. Already in 1971 it was widely known, including by the various authorities, that the level of Pond 5 was rising by 20 centimeters each year. Most of the hotels signed a document confirming their knowledge regarding the rising level and that it would be taken into account in planning and constructing the hotels, and that they would bear the costs of constructing protection and that they would have no claim against Dead Sea Works in relation to the rising level.

        The annual increase in water level and resulting potential damage requires the establishment of defenses. Such protections are divided into two stages. The first is the stage of temporary defenses, which are supposed to provide protection pending the implementation of a permanent solution. The second stage is that of the permanent solution which is supposed to provide permanent protection.

        The temporary defenses have been underway for a number of years and are characterized by constructing a dike along the west coast of the pond, opposite the relevant hotels in some of the places with a system to lower the ground water. These dikes will be raised from time to time, in consideration of the height of the pond. As of the date of this prospectus, there is an agreement between Dead Sea Works and the government of Israel regarding financing of the costs of the temporary defenses—Dead Sea Works will bear 39.5% of the financing and the government of Israel will bear the remaining cost. For information about the appendix to this agreement signed in July 2012, see Note 23(C)(4) to our audited financial statements. There is no certainty that construction of these defenses will be finished on the dates required by the height of the level of Pond 5, since there could be delays deriving from, among other things, the need to receive the permits required by law (which are subject to complex and lengthy proceedings), and for other reasons. Delays in constructing the interim defenses could cause significant damage to the hotels and/or to Dead Sea Works.

        On July 8, 2012, we entered into an agreement with the government of Israel relating to a permanent solution for the rise of the water in level of Pond 5. The permanent solution is to be carried out by means of full harvesting of the salt from the floor of the pond. Upon completion of the salt harvesting, the process of production of the raw material will no longer require us to constantly raise the water level in the pond. Planning and execution of the salt harvesting will be performed by us. This project will constitute an Israeli national infrastructure project that will be promoted by the Israeli Committee for National Infrastructures. Our agreement with the government requires that, starting January 1, 2017, the water level in Pond 5 will not rise above 15.1 meters, dictating a stringent timetable for the project. Our failure to consistently maintain the water level below the 15.1 meter threshold from January 1, 2017 onward could impact our production. The statutory infrastructure of the salt harvesting project is presently being discussed by the Board of National Infrastructures and its approval is expected in 2014. Concurrently, we are performing additional activities relating to the salt harvesting project.

        According to the Dead Sea Protection Company, the total cost of the salt harvesting is estimated, as of October 2010, to be in an undiscounted amount of NIS 7 billion. The Israeli government will bear up to 20% of the cost of the salt harvesting. The Israeli government's maximum commitment (20% of NIS 3.8 billion, the discounted amount) is linked to the CPI and bears interest at the rate of 7%.

        An additional plan relating to our ability to make land examinations in the area was also recently approved by the Israeli government. Approval of each of the stages of the plan by the relevant dates set out in the project schedule is essential for continuation of Dead Sea Works' production process, and delays could have an unfavorable impact on the process and, accordingly, could give rise to damage or losses. In order to advance execution of the new pumping station discussed above and the salt harvesting set up, the Committee for National Infrastructures held a hearing in which it approved the location of the pumping station, allowing us to proceed with its construction.

        Construction of a new partition in the middle of the dike surrounding Pond 5 was almost fully completed in 2013. The objective of this project is to minimize seepage from the dike. This project includes raising the dike by another meter, which is expected to be completed by the end of 2014.

        The phenomenon of sinkholes, which is attributed mainly to the lowering of the water level of the Dead Sea, is increasing in the Dead Sea area. The receding level of the Dead Sea is not to be confused with the rise of the water level in Pond 5 discussed above, and the two seemingly contradictory phenomena are occurring simultaneously, as Pond 5 is located on a different plane than the main body of the sea lying to its north, necessitating a special pumping station to constantly feed the pond with water. See "Risk Factors—A new pumping station will be required due to the receding water level of the Dead Sea." While the water level of Pond 5 is rising due to the accumulation of salt on its floor and the continuous pumping of water from the northern basin of the Dead Sea, the water level of such northern basin is receding. Most of the sinkholes caused by the receding level of the Dead Sea develop near the northern basin of the sea, where there is little operation by our Fertilizers segment. Sinkholes have also appeared near the evaporation ponds and in other places in the Dead Sea Works area. Development of a sinkhole under a dike could cause the dike to burst, causing loss of the solutions in the pond. Our Fertilizers segment is working to locate the development of these sinkholes in the area of the plant and along the dikes, and to fill them when they appear.

        We own and operate a 110 megawatt power station that provides the majority of the power used in our production plants at the Dead Sea. The balance is purchased from Israel Electric, a state-owned utility. In 2012, construction of a new power station in Sodom fueled by natural gas was approved. The power station will have a production capacity of 245 MW, which will supply the electricity requirements of the production facilities at Sodom. Operation of the station is planned to start in the middle of 2015. We intend to obtain the natural gas to supply the power plant pursuant to certain contracts. See note 23(A)(6) for a discussion of these contracts.

        Our Dead Sea property is accessible by conveyor belt from the plant to the railway and from Highway 90 in Israel.

  The Negev Desert

        We currently operate large surface phosphate mining sites at Oron, Rotem and Zin in the Negev Desert. In addition, the Israeli Minister of National Infrastructures under the Israeli Mines Ordinance, through the Supervisor of Mines in his Office (the "Supervisor"), has decided to extend the area of the Rotem field concession (valid until the end of the 2021) so that it covers the Hatrurim field. The area of the Rotem concession has been so extended, and the matter has been transferred to the Israel Lands Administration ("ILA") to deal with the extension of the area of the mining permit for the Rotem field, in line with the extension of the concession area.

        Each of these fields has a similar stratigraphy and geological setting with the phosphate preserved as relatively narrow elongated bodies along the margins and within the axes of two northeast to southwest trending asymmetrical synclines (basin or trough-shaped folds in the rock layer whose upper components are younger than those below) or monoclines (step-like folds in the rock layer). Oron and Rotem lie within a single syncline to the northwest of the Zin syncline. The three deposits have been proved over extensive distances in terms of length (Rotem 10 kilometers, Oron 16 kilometers and Zin 22 kilometers) and width (4 kilometers each). They are all known to extend further in terms of length but are limited in operational size by their proximity to national nature reserves where mining is prohibited by law. The Campanian (Upper Cretaceous period) phosphate rock deposits of Israel are part of the Mediterranean phosphate belt extending from Turkey, through Jordan and Israel, and westward through Egypt, Tunisia and Morocco. We began operations at Oron in the 1950s, and at Rotem and Zin in the 1970s. These sites are accessible by road and rail. We have long-term leases to all the land on which our Israeli facilities are located but we operate under mining concessions and licenses granted to us by the Israeli Minister of National Infrastructures and by the ILA. See "—Concessions and Mining Rights" below.

        We also are seeking authorization to mine phosphates at the Barir, or South Zohar, field. The plan for mining phosphates in Barir is in planning approval stages, and it has not yet been decided whether to file the plan with the proper authorities. Residents of the surrounding towns and villages in the area have objected to the filing of the plan and continuation of advancement of the planning stages in respect thereof, due to the fear of environmental and health dangers they contend will be caused as a result of operation of the mine. We believe that the mining activities in Barir field do not involve any dangers to the environment or to people and, accordingly, we proposed to appoint an independent expert that will examine the opposing opinions existing with respect to the matter. After an expert appointed by the Ministry of the Prime Minister expressed his opinion that there is no health hazard in the Barir mine, the Ministry of Health appointed an expert on its behalf to examine the matter before the Ministry formulates an opinion. On April 3, 2014, we learned that the Israeli Ministry of Health had received the opinion of its expert and, after reading the opinion, the Israeli Ministry of Health decided to oppose mining, including exploratory mining, in the Barir field. We disagree with the Israeli Ministry of Health's interpretation of this opinion. Based on our understanding of this opinion, we believe this opinion does not contradict our position that the mining activities in Barir field do not involve any risks to the environment or to people. The residents of nearby towns are continuing to object to advancement of the mining plan and even to mining tests. Non-receipt of approval to mine in the Barir field will significantly harm our future mining reserves in the medium and long term.

        In addition, the future of our Rotem operation potentially rests on our ability to mine resources of brown and bituminous phosphate, as these are the only resources that are likely to be converted to reserves in the future. Currently, the reserve of bituminous phosphate (approximately 2.4 million metric tons at Zin) is being mined and used in a blending process with other lower organic material to produce fertilizer products. However, due to the higher organic content of bituminous phosphate, with respect to the production of phosphoric acid, bituminous phosphate on its own would currently require the use of pyrolysis (decomposing organic material by heat) for processing, which is a costly and high energy operation, or another process. However, our Rotem subsidiary is developing and has pilot-plant-tested a process using only beneficiation (the separation of phosphorus from the surrounding organic material). The results indicate improvements in the phosphorus grade from 25-26% to 31-32%, and reduction in the organic content by half. Further pilot plant testing of the bituminous phosphate has been carried out and has produced an acid that has a light green color ("green acid").

        The following map indicates the location of our mining operations in the Negev Desert:

        The method of mining is by conventional open pit or quarrying methods, using drilling and blasting where necessary, hydraulic excavators and rigid dump trucks or dozers with rippers for overburden removal and front end loaders and trucks for phosphate removal. Each mine site has varying numbers and thicknesses of overburden, inter-burden and phosphate rock layers, so the mining techniques at each site vary. At Rotem, the mining of phosphate and stripping of waste is entirely conventional and consists of 190-metric ton trucks and 18 cubic meter bucket shovel operations. Oron and Zin sites use contractors exclusively for all operations, and equipment at these sites is smaller. Typically, the excavator bucket capacities are in the range of 3 to 7 cubic meters and the trucks have capacity of 45 to 65 metric tons.

        Phosphate rock from the Rotem mine is transported by truck to a nearby beneficiation plant at Mishor Rotem. At that plant, we also operate two sulfuric acid plants, three phosphoric acid plants, one phosphoric acid refining plant, three superphosphate plants, two granular fertilizer plants, one MKP (mono-potassium phosphate) plant and one oil shale burning plant. We also have beneficiation plants at both Oron and Zin. As part of the beneficiation process, the mined material is crushed and coarse flint and limestone components are removed. Most of this material is then washed to reduce the chlorine content and clay is removed to produce a multi-purpose phosphate product. This beneficiation stage is sufficient to produce a high-grade material, most of which is used to produce phosphoric acid and fertilizers. In addition, some of this material is sold to other phosphoric acid and fertilizer producers and some is sold for direct application as fertilizer.

        The plant at Mishor Rotem is powered by electricity that we generate at our sulfuric acid plants and by oil shale that we mine at Rotem for fuel. Any surplus power is sold to Israel Electric. All of the power utilized by the Oron and Zin beneficiation plants is purchased from Israel Electric.

        The following stratigraphic columns show the sequence of the geological formation at our Israeli operations:

ORON DEPOSIT

4A Field (white phosphate) – Columnar Section

DEPTH (meters)
P_2O_5 %
THICKNESS (meters)
LITHOLOGY
LAYER
MEMBER
FORMATION
AGE
0
6
7
16
17
18
19
20
21
22
23
24
25
26
6.0
0.0–12.5
Alluvium\ Conglomerate
Miocene–Recent
10
0.0–35.0
Marl
Ghareb
Maastrichtian
20.0
0.6
Caprock
22.8
0.8
Phosphatic Caprock
25.2
1.2
Upper Phosphate
11.6
0.8
Middle Interburden
24.1
1.8
Middle Phosphate
Phosphate
Mishash
Campanian
13.6
0.8
Lower Interburden
25.7
1.7
Lower Phosphate
2.5
0.0–0.8
LEGEND
Clay
Burrows
Iron Concretions
Chalk
Gypsum Veins
Massive Chert
Limestone Concretions
Limestone Lenses
Chert Lenses
Limestone
Porcelanite
Fossils
Phosphate
Phosphatic Limestone
Silicified Phosphorite
Alluvium\ Conglomerate
Marl
Bituminous

ROTEM DEPOSIT

Zarhit Field – Columnar Section

DEPTH (meters)
P_2O_5 %
THICKNESS (meters)
LITHOLOGY
LAYER
MEMBER
FORMATION
AGE
0
1
14
15
16
17
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
0.0–42.0
Alluvium\Conglomerate
Miocene–Recent
21.0
0.0–50.0
Marl
Ghareb
Maastrichtian
13.0–17.0
0.9
Caprock
27.5
3.3
Upper Phosphate
31.0
1.9
Lower Phosphate
27.3–12.5
0.3–0.2
Sub Lower Phosphate
6.5
Interburden 1
27.0
2.0
Phosphate 1
Phosphate
Mishash
Campanian
LEGEND
Clay
Burrows
Iron Concretions
Chalk
Gypsum Veins
Massive Chert
Limestone Concretions
Limestone Lenses
Chert Lenses
Limestone
Porcelanite
Fossils
Phosphate
Phosphatic Limestone
Silicified Phosphorite
Alluvium\Conglomerate
Marl
Bituminous

ZIN DEPOSIT

Hagor Field – Columnar Section

DEPTH (meters)
P_2O_5 %
THICKNESS (meters)
LITHOLOGY
LAYER
MEMBER
FORMATION
AGE
0
12
14
26
28
30
32
34
36
38
40
42
44
46
48
50
52
12.9 (0–37)
Alluvium\ Conglomerate
Pliocene–Recent
13.7 (0–56)
Marl
Ghareb
Maastrichtian
17.5
0.8
Caprock
25.6
1.7
Phosphate 4
11.4
1.3
Interburden 3–4
25.3
0.6
Phosphate 3–4
15.5
1.2
Interburden 3
25.7
1.0
Phosphate 3
13.8
1.8
Interburden 2–3
24.7
0.6
Phosphate 2–3
13.4
1.3
Interburden 2
27.7
1.2
Phosphate 2
5.3
Interburden 1
23.2
1.2
Phosphate 1
8–10
Interburden 0
20–22
Phosphate 0
20–30
Phosphate
Main Chert
Mishash
Campanian
LEGEND
Clay
Burrows
Iron Concretions
Chalk
Gypsum Veins
Massive Chert
Limestone Concretions
Limestone Lenses
Chert Lenses
Limestone
Porcelanite
Fossils
Phosphate
Phosphatic Limestone
Silicified Phosphorite
Alluvium\Conglomerate
Marl
Bituminous

        The following table sets forth for the periods indicated the amount of our total mine production of raw ore (and associated grade) supplied to our beneficiation plants from our mines in the Negev Desert:

	Year ended December 31,
	2013	2012	2011
Millions of metric tons produced	6.3	6.2	7.5
Grade (% P2O5 before/after beneficiation)	26/31.5	26/31.5	26/31.5

        The following table sets forth, for the periods indicated, the approximate amount of product produced after processing by our operations in the Negev Desert:

	Year ended December 31,
	2013	2012	2011
	(thousands of metric tons)
Phosphate Rock	3,700	3,600	3,600
Green Phosphoric Acid	535	467	482
Fertilizers	897	733	745
White Phosphoric Acid	139	117	129
MKP	47	39	41

  Spain

        We conduct our potash mining operations in Spain through our indirect wholly-owned subsidiary, Iberpotash, and its wholly-owned subsidiary, Trafico de Mercancias. There are three underground mines that make up Iberpotash's complex: Suria, Cabanasas and Vilafruns. We currently operate two mines, the Cabanasas mine, which is located in the town of Suria, approximately 12 kilometers north of the district capital of Manresa in the Cardoner river valley, and the Vilafruns mine, which is located in the town of Sallent, approximately 13 kilometers east of Suria in the Llobregat river valley. The Suria mine is closed and it is planned that the Vilafruns mine will close by the end of 2015. We may be forced to cease production at Vilafruns earlier than that if our appeal of the Spanish court's suspension of our environmental license for that site is denied. See "—Legal Proceedings—Spain Mining License Matters." Production at the Cabanasas mine is expected to increase up to approximately 800,000 tons per annum when production at the Vilafruns mine ceases and is expected to reach 1,000,000 tons per annum (double current levels) two years after production at Vilafruns ceases. We own all of the land on which our Spanish surface facilities are located. The Spanish government owns all of the underground mining rights and has granted to us concessions to conduct mining operations under our land. See "—Concessions and Mining Rights—Spain" below.

        The Cabanasas and Vilafruns mines are both in the province of Barcelona and are located approximately 530 to 900 meters below ground. Each mine has two access points and mining is by a modified room and pillar method. All of the mine sites are served by roads and are near major highways.

        Extraction of potash from underground mines in Spain is carried out by mining sylvinite (a mixture of potash and salt found in varying potash concentrations). The potash is separated from the salt in production plants near the mines. For a description of our efficiency plan at Iberpotash, see "—Segment Information—Fertilizers—Production."

        The following map indicates the location of our Spanish mining operations:

        Potash was first discovered in 1912 at Suria and commercial development was started in 1920. We purchased our three Spanish mines in 1998. Potash of late Eocene age occurs in the northeast corner of the Ebro Evaporite Basin which lies along the southern flank of the Pyrenees. Sylvinite and carnallite occur towards the top of the Cardona Halite at depths which vary considerably as a result of deformations associated with the Pyrenean fold and thrust belt. The potash seams (when seen underground) can, in places, be contorted on a local scale due to this deformation of the area. Two main potash seams are mined in the deposit, Capa A and Capa B at both the Vilafruns and Cabanasas mines. Within these seams, sylvinite occurs as thin beds interleaved with halite and with occasional thin clay partings in each of the seams. The sylvinite is high grade and with very low levels of insolubles. The following stratigraphic column shows the sequence of the geological formation at our Spanish operations:

        We own and operate two processing plants, one in Suria and one in Vilafruns. The operations at these plants include crushing, grinding, desliming, froth flotation and drying. The output of our Spanish mines is transported by truck and railroad to the Port of Barcelona, which is located approximately 80 kilometers from the mines. We operate extensive port facilities, including warehouses and loading docks, in Barcelona. All of the power utilized by our Spanish mining operations is purchased from third-party electric companies.

        The following table sets forth, for the period indicated, the amount of potash ore processed at our Spanish mining operations and the grade of this potash ore at our Spanish processing plant

	Year ended December 31,
	2013	2012	2011
Vilafruns
Ore processed (in millions of metric tons)	2.3	2.3	1.9
Grade (% KCl)	23.44%	22.30%	22.41%
Cabanasas
Ore processed (in millions of metric tons)	1.9	1.9	1.7
Grade (% KCl)	27.07%	27.35%	26.42%
Total
Ore processed (in millions of metric tons)	4.2	4.2	3.6

  United Kingdom

        Our mining operations in the United Kingdom are conducted by our indirect, wholly owned subsidiary, Cleveland Potash. Our mine and processing plant is located approximately 340 kilometers north of London and approximately 40 kilometers east of Middlesbrough, England in the North York Moors National Park. The mine was originally designed, developed and operated by Imperial Chemical Industries and Charter Consolidated and the first potash was extracted in 1973. We purchased the mine, including mining leases and mineral extraction licenses, in 2002 from the then-owner, Anglo American Corporation.

        Our mining operations in the United Kingdom are conducted both under land and under the North Sea. Mining operations are conducted at depths of as much as 1,300 meters below ground onshore and 850 meters below the surface of the North Sea. The operations under the North Sea are currently conducted as far as eleven kilometers offshore. Although we own the land on which our minehead and related surface operations are conducted, substantially all of our United Kingdom subsurface operations are conducted either under land that we do not own or under the North Sea. We have the right to conduct our mining operations pursuant to the mining leases and mineral extraction licenses described below. See "—Concessions and Mining Rights" below. Extraction of potash from underground mines in the United Kingdom is carried out by mining sylvinite (a mixture of potash and salt found in varying potash concentrations). The potash is separated from the salt in production plants near the mines.

        The following map indicates the location of our United Kingdom mining operations:

        Our United Kingdom mining operations are situated close to the western limits of potash and salt deposition in the Zechstein Basin extending inland in the United Kingdom and below the North Sea to Germany. The potash seam is of the Permian Evaporite Series and is overlain by some 800 meters to 1,300 meters of younger sedimentary rocks. The potash seam averages 7 meters in thickness but varies from zero to more than 20 meters in thickness. As part of the same Permian evaporite sequence, an approximately 11 meters thick polysulphate layer exists approximately 150 meters below the potash deposits. Cleveland Potash has evaluated the potential of this polysulphate as a separate resource, and completed an access decline into the polysulphate bed in 2010 from one of their main salt roadways. The following stratigraphic column shows the sequence of the geological formation at our United Kingdom mining operations:

        Our United Kingdom mine has been extensively explored using a combination of surface (sparse) and underground drilling. The underground long hole (horizontal) drilling and 3-D seismic (offshore) surveys are used to delinate areas of minerals well in advance of mining. The mine is accessed by two vertical shafts. One shaft hoists potash and salt and the other provides service access. Mining currently takes place in two discrete areas. Mining is by continuous miners with shuttle cars and by a modified room and pillar method. The mine has been designated as a "gassy" mine, containing methane gas. Our mining operations in the United Kingdom are powered primarily by electricity supplemented from our onsite power plant. We purchase the balance of our power requirements for these mining operations from the national grid and the electricity regional supply company.

        Our processing operations include crushing, grinding, froth flotation and drying. The plant was built in 1971 and has been upgraded periodically. Products are transported on a rail line that we own that extends approximately eight kilometers from our minehead to a junction with the national rail network. We lease and operate two principal storage and loading facilities, one at the Teesdock facility, which is located on the River Tees, and one at the Ayrton Works road depot in Middlesbrough.

        The following table sets forth, for the indicated periods, the amount of potash ore mined at our United Kingdom mining operations and the grade of this potash in terms of potassium chloride ("KCl") and insoluble clay minerals ("insols"):

	Year ended December 31,
	2013	2012	2011
Potash Ore (millions of metric tons)	2.30	1.83	1.75
Grade (% KCl)	31.3%	30.4%	32.3%
Grade (% insols)	13.4%	13.8%	14.6%

  Concessions and Mining Rights

  Israel

        Dead Sea Works Ltd. Concession.    Pursuant to the Concession Law and the concession indenture attached as an addendum to the Concession Law, Dead Sea Works was granted a concession to utilize the resources of the Dead Sea and to lease the land required for its plants in Sodom for a period ending on March 31, 2030, accompanied by a priority right to receive the concession after its expiration. In exchange for the concession, Dead Sea Works pays royalties to the Israeli government, calculated at the rate of about 5% of the value of the products at the factory gate, less certain expenses, and our Fertilizers segment also pays lease fees.

        As for the royalties payment by Dead Sea Works, the State of Israel was permitted to demand reconsideration with respect to the rate of the royalties relating to the quantity in excess of three million tons of potash manufactured in any year from 2010 and thereafter, provided the rate of the royalties with respect to such excess does not exceed 10% of the value of the product at the factory gate, less certain expenses.

        In December 2010, a letter was received from the Israeli Accountant General containing a demand for a hearing regarding increasing the amount of the royalties, as part of an arbitration proceeding between the parties.

        As part of the agreement with the State of Israel signed in July 2012, regarding performance of a harvest of the salt, it was also agreed with the Government regarding an increase in rate of the royalties to 10% (in place of 5%) in respect of sales of potash in a quantity in excess of 1.5 million tons per year.

        Dead Sea Works grants a sub-concession to Dead Sea Bromine Company Ltd. ("Dead Sea Bromine Company") to produce bromine and its compounds from the Dead Sea, the expiration date of which is concurrent with Dead Sea Works' concession. We pay royalties to the Israeli government on products manufactured by the Dead Sea Bromine Company. In addition, there is an arrangement relating to payment of royalties by Dead Sea Magnesium for production of magnesium metals by virtue of a specific arrangement with the State of Israel provided in the Israeli government's decision dated September 5, 1993. Pursuant to the arrangement, royalties are paid by Dead Sea Magnesium on the basis of carnallite used for production of magnesium.

        The arrangement with Dead Sea Magnesium provides that during 2006 the State of Israel may demand a reconsideration in connection with the amount of the royalties and the method or their calculation for 2007 and thereafter. The State of Israel's demand for reconsideration, as stated, was first received at the end of 2010.

        In 2006, a letter was received from the Accountant General of the Israeli Ministry of Finance claiming an underpayment of royalties amounting to hundreds of millions of NIS.

        Pursuant to the concession, disputes between the parties relating to the concession, including royalties, are to be decided by an arbitration panel of three arbitrators (each side appoints an arbitrator and these two appoint the third). On January 9, 2011, the State of Israel and Dead Sea Works turned to arbitration for purposes of deliberating and deciding the issue of the manner of calculation of the royalties by the concessionaire and royalties to be paid for magnesium metals and payment or refunds (if any) due deriving from these matters. Each of the parties appointed an arbitrator on its behalf and these arbitrators appointed the third arbitrator.

        The arbitration proceedings have been concluded and the arbitration decision is expected to be rendered on a date to be determined by the arbitrators. As part of the arbitration proceedings, the State of Israel is claiming the amount of $265 million in respect of underpayment of royalties for the years 2000 through 2009, with the addition of interest and linkage differences, and the change in the method of calculating royalty payments from the sale of metal magnesium. After studying the State of Israel's allegations in respect of prior years, we believe that the royalties we paid and their manner of calculation are consistent with the provisions of the concession. The same method of calculation was applied consistently since the time we were a government company, and was known to the State of Israel and accepted by it. Accordingly, no provision has been recorded in the financial statements with respect to royalties that the State of Israel contends were underpaid.

        As of the date of this prospectus, there are no new updates and no new communications with the arbitrators concerning estimated timing for their decision based on similar situations or prior experience.

        In 2011, 2012 and 2013, Dead Sea Works paid royalties to the Israeli government in the amount of approximately $76 million, $125 million and $110 million, respectively.

        Rotem Concession.    Rotem has been mining phosphates in the Negev in Israel for the last fifty years. The mining is conducted in accordance with phosphate mining concessions, which are granted from time to time by the Supervisor, accompanied by mining authorizations issued by the ILA. The Oron concession was first granted in 1952. The Zin concession was first granted in the 1970s as part of the Oron concession and the joint concession was subsequently renamed Zafir. The Zafir concession (consisting of both the Oron and Zin concessions) was renewed every 3 years and in 1995, it was renewed for 10 years and in 2002, it was renewed until 2021. The Rotem concession was first granted in 1970 and it was also renewed in 1995 for 10 years and in 2002, it was renewed until 2021. The Zin concession was first granted in 1970 and it has been renewed as necessary. There is no tender process under the Mines Ordinance procedure. Given the high cost of constructing downstream processing facilities (which any other bidder would need to construct near the fields), we have not faced competition for these concessions in the past. The concessions relate to the quarry (phosphate rock) whereas the authorizations relate to use of land as active mine sites.

        Under the terms of these concessions, Rotem is required to pay the State of Israel royalties based on a formula stipulated in the Israeli Mines Ordinance. The formula for the royalties was updated in February 2010 as part of a compromise agreement that settled all the disputes regarding past royalties and formulas for future royalties. However, in June 2013, the Minister of Finance, Mr. Yair Lapid, gave notice regarding an establishment of a public committee, headed by Professor Eytan Sheshinski, for examination of the policy with respect to the royalties received by the State of Israel from private entities, including us, for use of national natural resources such as potash and phosphate. The committee is required, among other things, to examine the royalties policy from a broad perspective, while making reference to the impacts on the present agreements between the various parties engaged in these matters and the State of Israel. A similar committee for the oil and gas industries concluded that the tax and royalty rates should be increased significantly. If the committee determines that the taxes and royalties we pay should be increased and the Israeli government agrees, it could have a material adverse effect on us. According to its letter of appointment, the committee is required to submit its recommendations to the Minister of Finance by June 2014. On November 4, 2013, we submitted our position in writing to the committee. Our request, dated

December 3, 2013, to exclude this matter from the committee's jurisdiction was denied by the Minister of Treasury. For information regarding Dead Sea Works's commencement of an arbitration proceeding in connection with what we view as the Israeli government's breach of our concession agreement with respect to the Dead Sea due to its convening of this committee, see note 23 to our audited financial statements and "—Legal Proceedings—Dead Sea Works Proceedings."

        In 2011, 2012 and 2013, Rotem paid approximately $4 million, $6 million and $4 million, respectively, in royalties to the Israeli government. In terms of particular conditions that our Rotem subsidiary must meet in order to retain the concessions, we must comply with various reporting requirements in addition to the payment of royalties.

        Rotem has the following three mining concessions, which cover a total area of approximately 55,327 acres:

        1.     Rotem Field—valid up to the end of 2021;

        2.     Zafir Field—(Oron-Zin)—valid up to the end of 2021;

        3.     Hatrurim Field—The Supervisor has decided to extend the area of the Rotem field concession (valid until the end of the 2021) so that it covers the Hatrurim Field. The area of the Rotem concession has been so extended, and the matter has been transferred to the ILA to deal with the extension of the area of the mining permit for the Rotem Field, in line with the extension of the concession area.

        Rotem has applied well in advance for land leases of the mining areas and has had little difficulty in renewing those leases in the recent past. The earliest renewal required for any of the existing relevant leases will be in 2021. In terms of the process for renewal, we only need to submit a simple application for renewal with standard geological information. Recently, there has also been a need for planning permission and ILA authorization but it is not required by law.

        In September 2012, a committee was set up by the Chief Executive Officer of the Israeli Ministry of Energy and Water, including representatives of the Israeli Ministry of Energy and Water, the Israeli Geological Institute and the Israeli Ministry of Economy, Trade and Industry, in order to look into use of the phosphate resource in Israel, and to submit recommendations regarding the annual quantity of mining of phosphates, the manner of use of the phosphates layers and the stages for restoring the mine areas. The committee has not yet completed its work.

        The mining and quarrying activities require zoning approval of the site based on a plan in accordance with the Israeli Planning and Building Law, 1965. These plans are updated, as needed, from time to time. As of the date of this prospectus, there are various requests at different stages of deliberations before the planning authorities.

        At the end of 2009, at the recommendation of a team accompanying preparation of a new site plan for the Oron-Zin area, the Local District Board approved an extension of the execution stages of the site plan from 1991, which zones the Zàfir site (Oron-Zin) for mining up to the end of 2013, and in September 2013, the Local District Board approved the extension of additional stages through the end of 2015. The process of getting these extensions approved consists of an ongoing process with mining execution stages in permitted mining zones.

        Our plan for mining phosphates in Barir field (South Zohar) in the Negev is in planning approval stages, and it has not yet been decided whether to file the plan with the proper authorities. On April 3, 2014, we learned that the Israeli Ministry of Health had received the opinion of its expert (who was appointed to examine the environmental and health consequences resulting from operation of the mine) and, after reading the opinion, the expert decided to oppose mining, including exploratory mining, in the Barir field. We disagree with the Israeli Ministry of Health's interpretation of this opinion. In our estimation, and based on our understanding of this opinion, this opinion does not contradict our position that the mining activities in Barir field do not involve any risks to the environment or to people. See "—The Negev Desert" above.

  Spain

        The Spanish government owns all of the underground mining rights and has granted to us concessions to conduct mining operations under our land pursuant to mining legislation enacted in 1973 and related regulations. Further to this legislation, the government of the Catalonia region issued special mining regulations relating to individual mining areas. The mining permits (or concessions) in Spain are administrated by the regional governments (in Catalonia, the Generalitat), except those special reserved areas that are still being administrated by the Spanish central government. There are several such areas in Spain, including Reserva Catalana. Iberpotash owns the rights to mine the 126 concessions that are not part of the Reserva Catalana given by the Generalitat and the rights to mine the Reserva Catalana concessions given by the Spanish central government. Two separate and independent processes of paying fees and renewals are thus involved.

        Originally, the concessions were divided among several mining companies in the area. However, as companies were acquired or relinquished their concessions, Iberpotash obtained these concessions. As a result, Iberpotash now holds mining concessions for each of 126 different relevant sites for our current and potential future mining activities. As part of the renewal process, we must prepare and present a basic technical report describing the intended use of the mines. The concessions cover a total area of 42,489 hectares in the province of Barcelona and 26,809 hectares in the province of Lerida. The mining royalties in 2013 amounted to approximately €0.2 million.

        Regarding the Reserva Catalana, an additional area beyond the 126 sites referred to above, a request was submitted to extend the concession period for a period of 30 years, commencing in October 2012. At the present time, no mining activities are being carried out in this area. The administrative activities to extend the concession period have not yet been completed by the National Mining Authority. However, the mining rights are still valid, and Iberpotash is currently in the process of renewing these rights before their expiration.

        Iberpotash has applied well in advance for concessions for the mining areas and has not had any difficulty in renewing those leases in the recent past. The earliest renewal required for any of the 126 existing relevant concessions will be in 2037, and most of the concessions are effective up to 2067. The currently planned life of the Cabanasas mine is 28 years, so renewal of some concessions may be required in order to permit mining for the entire life of the mine. As is required by law, the concessions must be renewed prior to the expiration date. If a concession were to expire for some reason, a bidding process would start.

  United Kingdom

        United Kingdom Mining Concession.    Cleveland Potash's mining concession in the United Kingdom is based on approximately 114 mining leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which Cleveland Potash operates or, in the case of mining underneath the North Sea, granted by the United Kingdom (Crown Estates). These mining rights total approximately 92,340 acres. The terms of all of these leases, licenses, easements and rights of way extend until 2015 to 2038. In 2013, mining royalties amounted to about £2.7 million.

        All of our older leases were taken for a period of 50 years in the 1970s, so most of these run until the early to mid-2020s, except for the lease with the Crown Commissioners (Crown Estates) for the offshore rights, which was recently renewed and expires in 2034. The lease with the Crown Commissioners includes provisions to explore and exploit the polysulphate. Our recently acquired leases were obtained in the late 1990s and early 2000s, and they all have a 35 year lease period with a 35 year option to extend the lease. To acquire the leases, Cleveland Potash used local solicitors and contacted the individual landowners. The onshore lease currently covering 18% of the proved and provable reserves area at our mine in the United Kingdom is due for renewal in 2015. Negotiations have begun to extend this lease both geographically and temporally, as this area is important for our underground mining activities at the Boulby mine. Historically, the renewal of leases has not been problematic and we believe that we have or will receive all government approvals and permits necessary for our reserves in the United Kingdom. There is no competition for mineral leases because Cleveland Potash has already secured the planning permission ("Planning Permission") for potash and rock-salt extraction in the area and has all the necessary government approvals and permits for mineral extraction. A planning permission, which is granted by local authorities in the United Kingdom, is the permission required in order to be allowed to build on land or change the use of land or buildings. When leases expire, there has been no interest from other companies and there is no competitive bidding. Cleveland Potash has a preferential right to renew the leases as it has the Planning Permission to extract potash-bearing minerals. The entities involved in renewing or obtaining new leases are Cleveland Potash, local solicitors and individual landowners who own the mineral rights, as described above. The particular conditions that must be met in order to retain the leases are the annual guaranteed payment of rent and a royalty payment for minerals extracted from the property to the landowner.

        Several small areas remain with no mining lease as these are areas where either the mineral owners have refused to grant a lease or mineral ownership is in many small patches under various domestic properties. However, none of these has a significant impact on exploration or development and there are no plans to pursue them further.

        Cleveland Potash practices a rolling lease acquisition program and currently holds mineral leases for approximately 70% of the area over which it has been granted Planning Permission for mineral extraction. Historically, Cleveland Potash has been very successful in obtaining leases. We are confident that we will be able to obtain the remainder of the resource and reserve leases, as historically there has been no competition in the area for potash mineral leases and our few failures to option leases in the past have been limited to very small leases that can easily be circumvented during mining. The small area of leases that Cleveland Potash does not have are situations where the individual landowners have refused to grant a mineral leases and no other party has been granted a lease.

        United Kingdom Concession.    A subsidiary in the United Kingdom, in our Fertilizers segment, mines peat, which constitutes a raw material for production of detached platforms for improvement of land and for use as soil substitutes on growing platforms, in our mines in the United Kingdom (Creca, Nutberry and Douglas Water). The Nutberry and Douglas Water sites are owned by the subsidiary, whereas Creca is held under a long-term lease. The mining permits were granted through the year 2024. The mining permits are granted by the local authorities for time periods fixed in advance of 14 years and are renewed after being examined.

  Reserves

        We believe we have a broad and high-quality mineral reserves base due to our strategically located mines and facilities. "Reserves" are defined by SEC Industry Guide 7 as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Industry Guide 7 divides reserves between "proven (measured) reserves" and "probable (indicated) reserves" which are defined as follows:

  •
  Proven (measured) reserves.    Reserves for which (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (2) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

  •
  Probable (indicated) reserves.    Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

        We categorize our reserves in accordance with these SEC definitions. The quantity and nature of the mineral reserves at each of our properties are estimated by our internal geologists and mining engineers. Our internal geologists and engineers prepare our reserve estimates, and these estimates have been reviewed by IMC Group Consulting Ltd. (IMC), an independent third party, to assure their reasonableness.

  Israel

        The following table sets forth information regarding our estimates of our phosphate reserves in Israel (all of which are wholly-owned by us) as of December 31, 2013:

	Category	White Phosphate (millions of metric tons)	Low Organic Phosphate (millions of metric tons)		High Organic Phosphate (millions of metric tons)	Bituminous Phosphate (millions of metric tons)	Recoverable Reserves (millions of metric tons)	Average Grade (% P2O5)
Rotem	Proven	—	14.8		—	—	14.8	26.3%
Zin	Proven	—	13.6	*	8.8	2.4	24.8	25%
Oron	Proven	24.0	—		—	—	24.0	23.5%
Total (Proven)							63.6

*
Based on current and projected production rates over an 8 year Life of Mine Plan. Reserves are available totaling 19.9 million metric tons, if sales and production rates were to increase during that 8-year period.

        In determining these reserves, a cut-off grade of 20 to 25% P2O5 was applied, depending on the processing characteristics of the phosphate rock and the proposed process route. The cut-off grade differs for each mine in accordance with the beneficiation process: a cut-off grade of 20% P2O5 was applied at Oron; a cut-off grade of 23% P2O5 was applied at Zin; and a cut-off grade of 25% P2O5 was applied at Rotem. The cut-off grade for Oron is lower because our Rotem subsidiary has the appropriate beneficiation process for a well-crystalized carbonate matrix in the white phosphate and therefore an effective flotation process. The cut-off grade for the Rotem mine is higher because the beneficiation process there has a limited grinding and flotation system, and only medium to high grade phosphate can be fed. The cut-off grade for Zin is slightly higher than that of Oron because of the presence of marl and clay that harms the efficiency of the flotation system at that mine. The parameters used in determining the cut-off grade took into account the geology (continuity, structure), mining method, mining recovery, dilution, metallurgical/processing factors, technical feasibility, operating costs and historical and current product prices. The parameters employed in the calculation are as follows: on-site tons (obtained in terms of the density of the mineral); recovery factor (takes into account the values obtained historically during the mining of the phosphate); recoverable tons (tons of mineral which can be mined, in terms of the recovery factor); mineable tons (recoverable tons from which the tons produced are discounted); stripping ratio (the quantity of waste removed per ton of phosphate rock mined); planned dilution; cost per ton for mining (typically related to transport distance to beneficiation/process plant); cost per ton including reclamation; and unplanned dilution (a value of 5% unplanned dilution is considered taking into account the data from the mining in and the data from the base area of the anticline). Our Rotem subsidiary's yearly mining plan is not determined by the cut-off grade and the fluctuation of commodity prices rarely affects its cut-off grade because our Rotem subsidiary will handle volatility in commodities prices by lowering its operating costs in one of several ways (for example, by negotiating with contractors or using a cheaper mining method).

        The cut-off grade calculations come from historical yield data and our Rotem subsidiary's historical experience with mining, adequately calculated and modelled by its geologists, operation engineers and economists. The calculation takes the ore grade in-situ, converts it into extracted ore with our Rotem subsidiary's mining method and estimates the plant yield depending on the grade. Economic modelling further gives the cut-off figures currently used by our Rotem subsidiary.

        The proven reserves above the cut-off grade were obtained from the calculated on-site resources taking into account the mining method, mining recovery, dilution, and in-plant recovery, based on our Rotem subsidiary's historical data. Mining recovery and dilution factors, which are required in the conversion of resources to reserves and take into account the particular mining method and the geological conditions at the respective mine, consist of historical yield data and are based on the previous five years' experience. For our deposits, the mining recovery ranges from 81% to 92%: 81% at Zin, 87% at Oron and 92% at Rotem. Our Rotem subsidiary uses a mining dilution of approximately 2.5% depending on the width, smoothness and inclination of the layers. Reserve tonnages and grades are quoted as those that are expected to be delivered to the treatment plant and are subject to metallurgical recovery factors. The current metallurgical recovery varies for each mine as it consists of historical yield data, and it is currently between 46% (at Oron and Rotem) and 48% (at Zin). These differences in metallurgical recovery rates are due to differences in the beneficiation process at the different mines. Proven reserves have been explored by borehole intersections typically at 50 to 70 meters spacing. Each of the three plants at the mines has been developed over the past few decades for the optimum upgrading of the phosphate rock to concentrate ore containing typically 31 to 32% P2O5. Tonnage conversion factors are 1.8 for most phosphate horizons, with 2.0 being used in hard, calcareous beds. These factors are used on the basis of long experience and are considered to be reasonable.

        In calculating the cut-off grade and reserves, an average of the previous three years' market prices and operating costs was used as part of the calculations to ensure economic viability. The following table sets forth information regarding the market prices and operating costs (includes total cash but not depreciation) per ton of product for the years 2010 to 2013:

	For the year ended December 31,
	2013		2012		2011
	Operating Cost ($/ton)	Market Price ($/ton)	Operating Cost ($/ton)	Market Price ($/ton)	Operating Cost ($/ton)	Market Price ($/ton)
MGA (green phosphoric acid)	631.0	699	696.2	851	697.2	895
WPA (white phosphoric acid)	1,179.3	1,392	1,339.6	1,474	1,216.5	1,473
MKP (monopotassium phosphate)	1,340.3	1,479	1,467.7	1,519	1,530.8	1,654
MAP (monoammonium phosphate)	1,016.7	1,130	1,106.4	1,126	1,041.7	1,211
GTSP (granulated triple super phosphate)	312.7	374	340.9	449	348.6	510
GSSP (granulated single super phosphate)	162.5	214	177.0	231	190.8	247
Rock phosphate	91.6	110	93.3	148	91.2	139

        In calculating the reserves, an average of the previous three years' currency conversion rates were used as part of the calculations to ensure economic viability. The following table sets forth information regarding the currency conversion rates for the years 2010 to 2013:

	Average Currency Exchange Rate
	For the year ended December 31,
	2013	2012	2011
Dollar ($) / NIS	3.611	3.856	3.578
Euro (€) / Dollar ($)	1.328	1.286	1.392
Pound (£) / Dollar ($)	1.565	1.585	1.604

        The life of the mine at Rotem is approximately 8 years based on reserves of 14.8 million metric tons of low organic/low magnesium phosphate. The low organic, low magnesium phosphates are suitable for phosphoric acid production. The annual production (mining) rate for the low organic/low magnesium phosphate at Rotem is 1.9 million metric tons per year.

        The life of the mine at Oron is approximately 8 years based on a reserve of 24.0 million metric tons and an average production of 3.0 million metric tons per year of white phosphate.

        The life of the mine at Zin is 8 years based on a reserve of 24.8 million metric tons and a production of 3.1 million metric tons per year as follows:

  •
  Low organic phosphate—1.7 million metric tons per year

  •
  High organic phosphate—1.1 million metric tons per year

  •
  Bituminous phosphate—0.3 million metric tons per year

        As described under "—Mineral Extraction and Mining Operations—The Negev Desert," we primarily use white/low organic phosphate rock, and blend in bituminous phosphate, in our operations. To utilize additional resources after our reserves are utilized, we would be required to modify our processes and add costly technologies.

        Our concessions for these mining operations expire at the end of 2021. For details regarding these concessions and the related permits please see "—Mineral Extraction and Mining Operations—Concessions and Mining Rights—Israel" above. Except as noted in "—Mineral Extraction and Mining Operations—Concessions and Mining Rights—Israel" above, we believe that we have all government approvals and permits necessary for our reserves in Israel.

  Spain

        The following table sets forth our estimated potash reserves for our Spanish mining operations (all of which are wholly-owned by us) as of December 31, 2012 (latest date for which information is available):

Mine	Reserve Category	Millions of metric tons	Average Grade (% KCl)
Cabanasas	Proven	12.8	26.9
	Probable	92.0	25.5

	Total Proven and Probable	104.8	25.7

Vilafruns	Proven	9.l	22.7
	Probable	8.3	22.0

	Total Proven and Probable	17.4	22.4

Total(1)	Proven and Probable	122.3	25.2

(1)
Amounts may not sum due to rounding.

        In determining these reserves, a cut-off grade of 19% KCl was applied at Cabanasas and a cut-off grade of 18% KCl was applied at Vilafruns. The parameters used in determining the cut-off grade took into account the geology (continuity, structure), mining method, mining recovery, dilution, metallurgical/processing factors, operating costs and historical and current product prices. The parameters employed in the calculation are as follows: on-site tons (obtained in terms of the density of the mineral); recovery factor (takes into account the values obtained historically during the mining of the Cabanasas and Vilafruns mines); recoverable tons (tons of mineral which can be mined, in terms of the recovery factor); mineable tons (recoverable tons from which the tons produced are discounted); planned dilution (in terms of the thickness of the folded layer and the mined height); unplanned dilution (a value of 5% unplanned dilution is considered taking into account the data from the mining in Vilafruns and the data from the base area of the anticline); and striation (% salt dilution that's defined in terms of the folded depth of the layer considered). Iberpotash's yearly mining plan is not determined by the cut-off grade and the fluctuation of commodity prices rarely affects its cut-off grade because Iberpotash will handle volatility in commodities prices by lowering its operating costs in one of several ways (for example, by negotiating with contractors).

        The cut-off grade calculations come from historical yield data and Iberpotash's historical experience with mining, adequately calculated and modelled by its geologists, operation engineers and economists. The calculation takes the ore grade in-situ, converts it into extracted ore with Iberpotash's mining method and estimates the plant yield depending on the grade. Economic modelling further gives the cut-off figures currently used by Iberpotash.

        The proven and probable reserves above the cut-off grade were obtained taking into account the mining method, mining recovery, dilution, striation, geological conditions and in-plant recovery, based on Iberpotash's historical data. The mining recovery and dilution factors, which are required in the conversion of resources to reserves and take into account the particular mining method and the geological conditions at the respective mine, consist of historical yield data and are based on sixteen years of historical data at our Cabanasas and Vilafruns mines and the mining recovery ranges from approximately 65 to 75% by Iberpotash's "room and pillar" modified layout. Reserve tonnages and grades are quoted as those that are expected to be delivered to the treatment plant and are subject to metallurgical recovery factors. Metallurgical recovery factors consist of historical yield data and are based on the previous five years' experience and current recoveries are 89.0% KCl for the Suria plant (Cabanasas) and 85.0% KCl for the Sallent plant (Vilafruns). Proven reserves have been explored by borehole intersections typically at 100 to 200 meters spacing while probable reserves have been explored by boreholes up to 1,600 meters spacing. The final product is well over 95% KCl to avoid quality loses.

        In calculating the cut-off grade and reserves, an average of the previous three years' market prices and operating costs was used as part of the calculations to ensure economic viability. The following table sets forth information regarding the market prices for potash and operating costs (includes total cash but not depreciation) per ton of product for the years 2010 to 2013:

For the year ended December 31,
2013		2012		2011		2010
Operating Cost (€/ton)	Market Price (€/ton)	Operating Cost (€/ton)	Market Price (€/ton)	Operating Cost (€/ton)	Market Price (€/ton)	Operating Cost (€/ton)	Market Price (€/ton)
147.7	262.9	148.1	311.3	143.9	301.2	202.8	242.3

        In calculating the reserves, an average of the previous three years' currency conversion rates were used as part of the calculations to ensure economic viability. The following table sets forth information regarding the currency conversion rates for the years 2010 to 2013:

	Average Currency Exchange Rate For the year ended December 31,
	2013	2012	2011	2010
Euro (€) / Dollar ($)	1.328	1.286	1.392	1.327

        The Suria plant utilizes ore mined from Cabanasas and has a current capacity to produce approximately 530,000 tons per annum of potash. The Sallent plant utilizes ore mined from Vilafruns and has a current capacity to produce approximately 500,000 tons per annum of product; this plant will be gradually phased out as Suria is upgraded.

        The earliest renewal required for any of the 126 existing relevant concessions will be no earlier than 2037, and most of the concessions are effective up to 2067. For details regarding these concessions, please see "—Mineral Extraction and Mining Operations—Concessions and Mining Rights—Spain" above. Except as noted in "—Mineral Extraction and Mining Operations—Concessions and Mining Rights—Spain" above, we have all government approvals and permits necessary for our reserves in Spain.

  United Kingdom

        The following table sets forth our estimated potash reserves for our United Kingdom mining operations (all of which are wholly-owned by us) as of December 31, 2012 (latest date for which information is available):

Reserve Category	Millions of metric tons	Average Grade (% KCl)
Proven	15.8	31.6
Probable	4.7	33.2

Total Proven and Probable	20.5	32.0

        In determining these reserves, a cut-off grade of 30% KCl was applied in both the south (onshore) and the north (offshore), at a mining extraction height of 3.8 meters (though thinner sections of potash can be taken, with the inclusion of salt dilution in the floor of the seam) and a maximum distance of 15 kilometers from the shafts. The parameters used in determining the cut-off grade took into account the geology (continuity, structure), mining method, mining recovery, dilution, and metallurgical/processing factors. The parameters employed in the calculation are as follows: in-situ tons (obtained in terms of volume and density of the mineral); mining recovery factor (based on values obtained historically during mining potash ore); mineable tons (recoverable tons of mineral which can be mined in terms of the mining layout and recovery factors); and dilution (based on values obtained historically during mining potash). Operating costs and historical and current product prices are taken into account, but the cut-off grade determination is largely influenced by optimization of the beneficiation process, in particular the flotation system, as our calculation is largely based on getting the right grade of ore into the treatment plant. Cleveland Potash's yearly mining plan is not determined by the cut-off grade and the fluctuation of commodity prices rarely affects its cut-off grade because Cleveland Potash will handle volatility in commodities prices by lowering its operating costs in one of several ways (for example, by negotiating with contractors). Over the last three years, the cut-off grade has remained at 30% and has not changed as a result of market price or operating cost fluctuations or as a result of currency conversion factor changes.

        The cut-off grade calculations come from historical yield data and Cleveland Potash's historical experience with mining, adequately calculated and modelled by its geologists, operation engineers and economists. The calculation takes the ore grade in-situ, converts it into extracted ore with Cleveland Potash's mining method and estimates the plant yield depending on the grade. Economic modelling further gives the cut-off figures currently used by Cleveland Potash.

        The proven and probable reserves above the cut-off grade were obtained taking into account losses for mining recovery, dilution factors, mining method and geological conditions based on Cleveland Potash's historical data. The mining recovery and dilution factors, which are required in the conversion of resources to reserves and take into account the particular mining method and the geological conditions, consist of historical yield data and are based on the previous five years' experience and generally, the dilution factor is a 10 to 17% reduction on KCl and a small increase in the percentage of insoluble material. Reserves tonnages and grades are quoted as those that are expected to be delivered to the treatment plant and are subject to metallurgical recovery factors. Metallurgical recovery factors consist of historical yield data and are based on the previous five years' experience and current recovery is 81%.

Proven reserves have been explored by borehole intersections typically at 150 meters spacing or less while probable reserves have been explored by boreholes at 150 to 500 meters spacing.

        In calculating the cut-off grade and reserves, an average of the previous three years' market prices and operating costs was used as part of the calculations to ensure economic viability. The following table sets forth information regarding the market prices for potash and operating costs (includes total cash cost but not depreciation) per ton of product for the years 2010 to 2013:

For the year ended December 31,
2013		2012		2011		2010
Operating Cost (£/ton)	Market Price (£/ton)	Operating Cost (£/ton)	Market Price (£/ton)	Operating Cost (£/ton)	Market Price (£/ton)	Operating Cost (£/ton)	Market Price (£/ton)
199.5	238.0	215.0	265.1	192.1	270.4	200.5	234.0

        In calculating the reserves, no currency conversion factors were used as Cleveland Potash works only with the British pound.

        The potash mined at Boulby has, over the past 15 years, declined in potash grade from about 40% to just over 30% KCl. The NaCl content has risen from 47% to about 55%, while the content of insoluble impurities has also risen from about 12% to about 15% over this time. The plant capacity at Boulby is approximately 3 million tons per annum. The final product is potash at an average grade of 95.5% KCl. Annual potash production is approximately 600,000 tons per annum.

        The earliest renewal required for any of the 114 existing relevant leases will be no earlier than 2015. For details regarding these concessions, please see "—Mineral Extraction and Mining Operations—Concessions and Mining Rights—United Kingdom" above. Except as noted in "—Mineral Extraction and Mining Operations—Concessions and Mining Rights—United Kingdom" above, we believe that we have or will receive all government leases and licences necessary for our reserves in the United Kingdom.

  Logistics

  Israel

        Much of the output of our Dead Sea facilities is transported by a conveyor belt that extends for 18.1 kilometers to the railhead at Mishor Rotem. We built, own and operate the conveyor belt. The output is then transported to the port of Ashdod by train and by truck. We also transport some of the output from our Dead Sea facilities by truck to the ports of Eilat and Haifa.

        All of our products, whether in solid or liquid state, are transported in bulk from Rotem, Oron and Zin by road or rail to either the port of Ashdod or Eilat. From Eilat, our products are transported by ship to markets in the Far East, and from Ashdod, they are transported by ship to Europe and South America.

        Within the Rotem site, there is a rail loading facility that typically loads up to 30 wagons for each delivery. Each rail train can comprise a combination of 60 ton and 65 ton wagons carrying fertilizer and 52 ton wagons specifically for transporting acid. Every day, six rail trains leave the Rotem site, which equates to over 10,000 tons of products being transported by rail from the Rotem site to Ashdod per day, or approximately four million tons per year. Three to four million tons of products are transported by road from Rotem to the port of Eilat, since there are no rail links between the Rotem site and Eilat.

        Our wholly owned subsidiary Tovala is responsible for transporting phosphate rock from the Oron and Zin processing facilities in road-going rigid trucks and trailers. Each trailer has a payload of 40 tons. Approximately 0.4 million tons of rock leave Zin by truck for delivery to the port of Eilat each year. In addition, 0.30 million tons are transported from Zin to Rotem for further processing. From the Oron mine, another 1.0 million tons are transported to Rotem via the road network. All road transportation of products leaving Zin goes directly to Rotem for further processing or to the port of Eilat.

        From Ashdod, approximately 65,000 tons to 200,000 tons of sulfur are transported to Rotem each year by these 40 ton road trucks and trailers. This represents around 10% of all sulfur leaving Ashdod, and the remaining 90% is transported via rail. In general, 10% of all products leaving Rotem are transported via the road and all material goes to the port at Ashdod.

        In addition, sulfur arrives at the port of Ashdod from overseas, where it is loaded into road-going trucks and transported to our sulfur dispatch 5 kilometers away. At the depot, it is loaded into rail cars and then transported to Rotem.

        The port of Ashdod is located on the Mediterranean coast, approximately 40 kilometers south of Tel Aviv and approximately 120 kilometers northwest of the Rotem site. Ashdod port has two ship loading facilities, a linear berth with ship loading and a second berth with a radial ship loading facility. It is a deep water berth of 15.5 meters deep that can accommodate panamax-sized vessels capable of 65,000 ton payloads. The two largest warehouses at Ashdod contain phosphate rock, which is stored under cover. Freight cars enter the facility and off-load the product through floor grids directly onto a conveyor which takes the product to the storage warehouse. A stacker-reclaimer operates within the warehouse to stock pile the material and collects it for transportation onto a delivery conveyor, which takes it to the ship loader. Ships are loaded via a Cleveland Cascade by a series of conveyors that can deliver product from any one of our five storage warehouses.

        The port of Eilat is located in the far south of Israel on the Red Sea coast. It is 180 kilometers due south of Rotem and is accessible by road. Shipping from the port of Eilat is relatively low compared to Israel's other ports at Ashdod and Haifa due to the fact that there is no deep water berth. At present, we operate from one berth via a single ship loader. Typically, ships arriving at Eilat are capable of holding approximately 35,000 ton payloads.

        There are currently no areas which present themselves as limiting factors for transporting our products to the worldwide markets. The only exception to this is the lack of a rail link to the port of Eilat. The Israeli government, however, has plans to resolve this issue, which could potentially increase trade with Far East countries.

        We also have storage and logistics facilities in Ludwigshafen, Germany; Amsterdam, the Netherlands; and Rouen, France.

  Spain

        Ore is taken by 25 ton road haulage trucks from the Cabanasas and Vilafruns mines to the Suria and Sallent plants, respectively. The salt product is transported by articulated truck to an Iberpotash-owned terminus in the port of Barcelona. A truck fleet comprises 25-27 ton capacity articulated road trucks used to transport the salt from the mine. Up to 40 trucks per day are dispatched from the mine road load out to the port. The mine also uses the port of Tarragona to export specific products.

        Iberpotash owns and maintains 1.5 kilometers and 3 kilometers of standard gauge railway at Cabanasas and Vilafruns, respectively, that links to the national rail network. Each train set comprises of 850 ton payload comprising approximately 20 freight cars with two trains per working day. The rail route for potash transport to the terminus in the port of Barcelona comprises an 82 kilometer rail route from Suria to Manresa to the port of Barcelona and 88 kilometers from Vilafruns to the same destination. Iberpotash owns and operates its own port facilities which comprise bulk salt and potash storage facilities comprised of freight car and rail truck conveyor unloading facilities and the product storage warehouses. The stockpiled product warehouses are equipped with rail mounted traverse mechanical conveyor re-claimer which dispatch the products onto a conveyor out load system.

        The Cabanasas/Suria and Vilafruns/Sallent complexes have one rail load out system each for the rail to port transport systems comprising of plant connected storage conveyor to a rapid loading bunker loading facility which fills each 45.7 ton freight car. The bulk cargo vessels are loaded by a gantry mounted conveyor with granulated product unloaded into the bulk carriers hold via flexible delivery chute. The train electric traction engine and bulk freight car rolling stock is operated by the owner and operator FFCC (Ferrocarrils de la Generalitat de Cataluña).

        The port of Barcelona is of commercial importance to the Catalan region. The port is managed by the Port Authority of Barcelona and comprises an area of 7.86 square kilometers divided into three zones. The port is undergoing an enlargement program to double its size. The Barcelona industrial port is to the south, and comprises the Free Port of Barcelona, which has a tariff-free industrial park.

  United Kingdom

        The Boulby mine comprises a network of underground roads extending 14.5 kilometers under the North Sea and inland, totaling over 1,000 kilometers of roadway. The mine is served with good road, rail, and water links to the national networks and is provided with good potable water and strong, stable electric power supplies.

        Road transport movements from site are limited to a maximum of 150,000 tons per annum and a maximum of 66 road wagons per day (no road movements are allowed on Sundays or bank holidays) in accordance with the North Yorkshire National Parks agreements. This limitation is not expected to interfere with future production due to Cleveland Potash's commitment to maintaining the rail link to Teesdock. Cleveland Potash is in full compliance with all road and rail requirements.

        The Boulby mine benefits from a Cleveland Potash-owned rail line (which extends eight kilometers from the mine head to a junction with the national rail network). From this junction the products continue to Teesport, Middlesbrough. Teesport handles most of the bulk export cargo from the mine, via a ship/road/rail terminal located at Teesport's potash and rock salt terminal which is designed specifically for this function.

        The mine has three separate integrated conveyor load out systems, one for each product:

  (1)
  Granulated and standard potash product;

  (2)
  White soluble powder potash product; and

  (3)
  De-icing salt, polysulphate and sylvinite potash product.

        The rail load out products are transported on a Cleveland Potash-owned rail line which extends approximately eight kilometers from the mine head to a junction with the national rail network, from where the products continue to Teesport, Middlesbrough, via Network Rail, owner and operator of the main-line.

        The rolling stock is provided by NACCO and the engines are owned and operated by Freightliner. Each 900 ton train set comprises of 15 trucks, each with a 60 ton payload.

        Cleveland Potash leases and operates two principal storage and loading facilities:

  (1)
  Teesdock facility, which is located on the River Tees; and

  (2)
  The Ayton Works road depot in Middlesbrough.

        Eight trains per day take rock-salt, potash and polysulphate to the Teesdock. Most of the output goes into agricultural fertilizers: large quantities (around 50% of production) are exported by sea from Tees Dock to European Union countries and other overseas customers.

        Rock-salt is taken by train to Teesdock, and mostly sent by ship to English and Scottish east coast ports for sale to local authorities for de-icing roads.

Research and Development Policies

        Our R&D expenses, net were $70.1 million, $74.1 million and $82.9 million in 2011, 2012 and 2013, respectively.

        Our Fertilizers segment's R&D activities in 2013 focused on the following items:

  •
  Improvement of the quality of the products being sold;

  •
  Research regarding environmental protection, including development of methods for reducing and treating effluents;

  •
  Development of alternative methods for increasing production of carnallite, including examination of the feasibility of mining in underground locations in Sodom, as well as increasing utilization of carnallite;

  •
  Adaptation of types of phosphate rock to production of phosphoric acid and its downstream products as part of an effort to exploit existing phosphate reserves;

  •
  Development of technology for use of bituminous phosphate as a source for production of phosphoric acid and downstream products;

  •
  Development of high-acid products allowing diverse applications of soluble fertilizers;

  •
  Development of controlled-release products with coating materials of compositions and thicknesses unlike those currently available in the market and development of micro-nutrients;

  •
  Development of controlled-release products combined with pesticides;

  •
  Development of biodegradable coatings for controlled-release fertilizers;

  •
  Development of polysulphate-based fertilizers as raw materials for the specialty fertilizer industry;

  •
  Development of applications preserving water and fertilizers around the root; and

  •
  Geological examination of our concessions in Spain in order to ascertain whether a significant expansion is possible.

        Our Fertilizers segment's total R&D expenses in 2013 were approximately $23 million.

        The R&D activities of our Industrial Products segment are part of the segment's strategic plan. Therefore, the expenses in the segment's five-year plan are expected to increase in the upcoming years—both due to an internal increase and as a result of cooperative efforts with universities, research institutes and other research bodies. The activities will focus primarily on identifying additional uses for bromine and its derivatives, as well as developments in the area of phosphates.

        The R&D activities of our Industrial Products segment are as follows:

        Environmental:

  •
  Brominated polymers: continued development of brominated flame retardants, which are flame retardants in general, and DECA and FR 1410 substitutes in particular. Due to the size (molecular weight) of polymer molecules, it is unlikely that they will penetrate oily body tissue and remain there.

  •
  Textiles: continues development of TexFRon, a series of textile flame-retardant products. TexFRon is an effective and environmentally-friendly solution for diverse textile products, replacing DECA and offering a transparent and durable solution for laundry that is not currently available on the market. We commenced selling the product in 2012.

  •
  Energy storage: continued development of bromine-based solutions for storing energy.

  •
  Merquel: continued research as support for use of bromine products to reduce mercury emissions in coal-fueled power stations.

  •
  Ecological research to improve sewage treatment, reduction of air emissions and solid waste.

        New Products:

  •
  Biocides: continued development of new materials for water treatment and prevention of biofilm (algae) in irrigation systems and industrial cooling water. In addition, there is extensive research activity for polymer synthesis with biocidal activity.

  •
  Phosphorus-based products: development of new phosphorus-based products and/or integration of phosphorus/bromine chemistry mainly in the polyurethane field—(i.e., flexible and rigid foam). A common application is fire retardants for polyurethanes used as insulation in the construction, furniture and automobile industries. In addition, new lubricating oils have been developed.

        Others:

  •
  Support of production: improving product quality and lowering production costs by changing and improving processes, while using the principles of green chemistry (for example, reduction of use of organic solvents in production processes). There is extensive use of a "sustainability index" model for new products, which includes various parameters relating to product properties.

  •
  Engineering: research in the area of construction materials in order to overcome problems of accelerated wear and tear of building materials, corrosion prevention, equipment adaptation, and tests in accelerated aging.

        Our Industrial Products segment's total R&D expenses in 2013 were approximately $29 million.

        The principal R&D activities of our Performance Products segment in 2013 are as follows:

    •
    Pure phosphoric acid, phosphate salts and food additives:

    •
    Development of innovative products (mainly specialty products) in order to strengthen our Performance Product segment's position in the markets in which it is active, including mainly: components based on natural materials that improve the characteristics of food products and contribute to prolonging the shelf life of these products; low-sodium products based on raw materials from the Dead Sea; new phosphate based fire retardant for automotive uses; advanced additives for paints and coatings (i.e. preventing tannin stains on coated wood surfaces); phosphate-based blood coagulation system for medical uses; and environmentally-friendly formulations for control of forest fires.

    •
    Process development for improving competitiveness as global supplier for phosphoric acid specialties, including in particular: process for making poly-phosphoric acid; process for making electronic grade pure phosphoric acid based on the wet process route; and development of designated equipment for safe use of phosphoric acid to improve asphalt surfaces.

    •
    In other fields: environmentally-friendly corrosion inhibitors for industrial water systems, which allow for the replacement of the toxic substance Hydrazin; development of zirconium-based ceramic materials for dental uses; development of unique gypsum based material for 3D printing; development of a process for recycling various waste materials from footwear plants as well as development of Renoprint technology for use in this industry; development of chemicals for improvement of applications in the paper recycling industry; and adjusting existing products to new laws (particularly biocide-related laws and the REACH Directive).

        Our Performance Products segment's total R&D expenses in 2013 were approximately $19 million.

        In the past, some of our Israeli subsidiaries received grants from the Office of the Chief Scientist in the Israeli Ministry of the Economy ("OCS") under the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated thereunder (the "R&D Law"). In general, the grants are required to be repaid in the form of royalties on the revenues, if any, generated by the funded projects, plus interest. Our remaining financial obligations under the grants are minimal. According to the R&D Law, the transfer of OCS-funded know-how is subject to OCS approval and to possible payments to the OCS in the event of transfer of the know-how outside of Israel.

Intellectual Property

        We believe that protecting our intellectual property is one of the methods of protecting and developing our business activities.

        Our Fertilizers segment has 13 groups of patents, mostly related to derivatives of the Osmocote brand, for specific soluble fertilizers, production technology of coatings (P1, P2), and for applications of controlled fertilizer compounds and plant protection products.

        We have 324 Industrial Products patents that have been registered over the years and an additional 230 patent applications that are in various stages of evaluation around the world. As at the date of this prospectus, these patents protect a relatively small portion of our Industrial Products segment products. During 2013, 60 new patent applications by our Industrial Products segment were approved.

        Our Performance Products segment has, in various countries, approximately 1,515 registered trademarks and approximately 543 registered patents.

        We do not believe that the expiration or violation by any of our entities of any particular patent would have a material effect on our operations or our financial results.

Insurance

        We have insurance for property, physical damage and consequential loss, on standard policy terms for our industry. Our total insurance takes into account the maximum expected loss to us as a result of earthquake damage to property in the Dead Sea region, based on an assessment solicited from expert consultants. Our property in Israel is protected, in accordance with the Israeli Property Tax and Compensation Fund Law, against physical damage as a result of a terror event or act of war.

        Cleveland Potash does not purchase insurance for underground property damage because its management has determined that the cost of the premium required for the proposed coverage does not justify purchasing the insurance.

        We have product liability, third party and employers' liability insurance, on policy terms customary for our industry. We also purchase other insurance, such as credit insurance, cargo insurance, insurance against ongoing ecological damage, third party insurance, insurance to cover officially ordered cleaning of contaminated ground, officers insurance, construction and erection insurance and fidelity insurance.

        We have a captive insurance company that purchases from insurance companies that insure part of the risk of our subsidiaries, in consideration for a premium at the standard rate in the insurance market for the risk acquired. In this way, we increase the deductible at the group level beyond the deductible at the individual company level, so as to reduce the cost of the premium paid to the external insurance market and the cost of the risk to the Group. As of December 31, 2013, the captive company participates in the deductible in property, product liability and third party, credit, employers' liability and ecological insurance.

Regulatory and Environmental, Health and Safety Matters

        Some of our products are potentially harmful to the environment and the health and safety of the public as a result of the effluents, air emissions and waste that are generated during the production of our products. These substances can cause pollution that necessitates remediation, clean up or other response action. In addition, some of our products may be hazardous to those who are exposed to them during their production, transportation, storage or use. Consequently, some of our operations and products are subject to environmental, health and safety regulation. There is also a risk of claims in respect of bodily injury or property damage.

        We routinely undertake environmental, health and safety capital projects and incur related expenditures. In 2013, we spent approximately $132 million on matters related to the environment and environmental conservation, of which approximately $44 million were related to investments in plant and equipment and approximately $88 million were a current expense. In 2014, we expect to spend approximately $156 million on environmental matters, of which approximately $63 million will relate to investments in plant and equipment and approximately $93 million will be a current expense. We have continually increased our investments in the environment while making improvements and reducing our impact on the environment. We expect that in upcoming years, there will not be a decline in the scope of the costs relating to environmental matters.

        Descriptions of certain government regulations relating to environmental and other matters that have a material effect on our business are set forth below.

  Limits on Cadmium in Phosphate Fertilizers

        Phosphate rock, which our Fertilizers segment mines, contains cadmium in various concentrations. Cadmium is considered to have a harmful effect on the environment. Most countries to which our Fertilizers segment sells phosphate fertilizers do not presently limit quantities of cadmium in fertilizer. The European Union has been conducting a series of public hearings prior to enacting regulations limiting the maximum concentration of cadmium permitted in phosphate fertilizers anywhere within the European Union. The regulations are expected to be published in 2016 with a transition period of several years, and at the end of the transition period the producers will be required to abide by the limitations. The cadmium content in the phosphate fertilizer products of our Fertilizers segment does not exceed the permissible quantity compared with the anticipated future limitations in the European Union. A number of European countries in Scandinavia (Finland, Denmark and Sweden) have already instituted local limitations with respect to the cadmium content in fertilizers; however, these limitations are not binding on the entire European Union.

  Salt Accumulation at Mines in Spain

        Our Fertilizers segment has two potash production sites in Spain. Salt, which accumulates in heaps, is a byproduct of potash production. Most of the accumulated salt is of no use. Periodically, our Fertilizers segment needs to obtain permits to make these salt heaps on its sites and it must also renew its "environmental license" once every eight years.

        Regarding the license for salt heaps on the sites: for the first site, there is a permit to heap salt on the site sufficient until 2026 at current production levels. For the second site, where our Fertilizers segment intends to shut down mining, there is a heaping license for the site sufficient, at current production rates, for another one and a half years (until about the middle of 2015). Our Fertilizers segment is acting to extend the license until the end of mining in 2015.

  Product Regulation and Registration

        Insecticides (Including Soil Fumigation).    In most countries, this material and any product containing this material must be registered prior to import or sale in that country. Sale is restricted according to the level of the hazard (disease/organism) and the crop or yield for which the permit was granted in that country. The permit is generally for a limited time and needs to be renewed in order to continue selling.

        Water Treatment (Biocides).    In a number of countries, this material and any product containing this material, must be registered prior to import or sale in that country. Sale is limited to those commercial uses for which the permit is received in a given country. The licensing is generally for a limited time and needs to be renewed in order to continue selling. Beginning in 2013, the Biocide Law in the European Union, which replaced the Biocide Directive, entered into effect. The Biocide Directive also implemented a process of re-licensing every existing biocide on the market. Our Industrial Products segment submitted files for renewing licenses for existing biocides for various uses, according to the timetable set in the Law. Under the Directive, during the course of the licensing process, it is permitted to continue selling the products for the uses sold to date, on the condition that a licensing file is submitted for the use and the active substance in the product. The new Biocide Law continues the Biocide Directive with respect to the completion of the licensing process of the substances; however, the responsibility was transferred to ECHA. In addition, the Biocide Law introduced changes regarding the continued approval of products containing active biocides in the various countries, along with additional changes.

        Chemicals.    In some areas of the world (such as the European Union, the United States, Canada, Japan, Korea and China), chemicals may be sold only after registration and authorization by the authorities. Trade restrictions for use apply to some of the products of our subsidiary Bromine Compounds stemming from the requirements of international treaties. Our Industrial Products segment registers the products that it develops and sells as required under local laws.

  Chemical Registration in Europe (REACH)

        A statute covering the framework for licensing and evaluation of chemicals in the European Union (known as "REACH") became effective as of June 1, 2007. The statute applies to chemicals already on the market, as well as to new chemicals. Pursuant to this legislation, manufacturers in the common market and importers of chemicals or importers of certain products containing chemicals are required to submit dossiers containing detailed information of every substance or chemical compound manufactured or imported into Europe, in quantities of more than one ton per year (the amount and content of the information depends on the volume of production and/or sales in Europe, and the nature of the product in terms of its effect on health and the environment). Some of the products will undergo risk evaluation based on the information that is submitted, and others will only be able to be sold in the future under an appropriate permit. Such a permit will only be granted on the basis of quantified evidence relating to management of the product with regard to health and environmental aspects, the lack of appropriate alternatives, and a socio-economic evaluation. Certain persistent, environmentally toxic substances will require permits based only on a socio-economic evaluation and on the condition that an alternative development plan be submitted, in order to encourage a transition to use of less hazardous substances.

        The statute is being implemented gradually, between 2008 and 2018, under the supervision of ECHA.

        Apart from higher production and raw material costs following implementation of REACH, under the law our subsidiaries incur costs in the field of licensing, control and implementation of product stewardship programs with customers. Another possible risk caused by REACH legislation is reduction in usage of a product or material, or removal of certain products from the European market. Likewise, there will be products and compounds that require investment in alternative research and development due to the need to remove certain components from use in the European market.

        All of our segments are implementing REACH and are registering their chemicals as required by law.

        Likewise, all the chemicals have been reclassified in line with the CLP regulations (classification, labeling and packaging of substances and mixtures), that took effect in Europe in December 2010.

        All of our segments submitted applications for permits for all the chemicals relevant for their businesses in Europe (production and sale) within the timetables set in the law (2010 and 2013). We have also volunteered to lead and prepare a number of leading files for the entire industry (lead registrant).

        Under the law, ECHA publishes, and regularly adds to, a list of substances defined as "substances of very high concern." As of the date of this prospectus, this list includes several products of our Industrial Products segment, as discussed below.

  Limitations on the Use of Certain of Our Chemical Products

        Various countries are assessing possible limitations on the use of chemicals, and this assessment includes flame retardants. Below are details regarding the main proceedings known to us as of the date of this prospectus.

  •
  The flame retardant HBCD is on the list of materials requiring authorization under the REACH regulation, after being defined as a "substance of very high concern" by the European Union. The implication is that manufacture and use of HBCD will be prohibited in the European Union unless, on the basis of a socio-economic evaluation, it is proven that the need for the product for a particular use is greater than the risk, and that there are no alternatives to using the product. The results of the preliminary authorization process are expected in the first half of 2015. As of the date of this prospectus, there is no ban on the use of the substance. In addition, HBCD was classified at two United Nations conventions (Stockholm Convention UNEP and UNECE) as a persistent organic pollutant. The implication of the classification is that the process for taking the substance off the market in Europe could occur by the end of 2014, earlier than expected. Nonetheless, in light of the fact that there is still no HBCD substitute available in commercial quantities, in May 2013 a decision was made by the Stockholm Convention to permit an exemption from the prohibition and to permit use only in polystyrene insulation plates in buildings for an additional period of up to five years. This approval will be realized only by countries that are members of the Convention that show a need in the additional period and that are recorded in the request for exemption from the prohibition. Our Industrial Products segment has a substitute for HBCD called FR122P in the commercial stage.

  •
  The bromine-based flame retardant DECA is banned for use in electrical and electronic applications in the European Union. In addition, due to the definition of DECA as a "substance of very high concern," it will most likely be prohibited for all uses in the European Union in 2017 at the earliest. As part of the restriction campaign led by the European Chemicals Agency ("ECHA"), during 2013, DECA was proposed as a candidate for deliberations at the Stockholm Convention in the United Nations as a substance having POP characteristics. The deliberations commenced in October 2013 and the decision-making process is expected to be completed in May 2017 at the earliest. Imposition of the prohibition against use is expected to enter into effect at the end of 2018. In North America, the three largest manufacturers of bromine-based flame retardants (Albemarle, Chemtura and our Industrial Products segment) phased out their production of DECA in 2013. We commenced selling TexFRon, a substitute for DECA, in 2012.

  •
  Propyl bromide, produced by our Industrial Products segment, was defined as a substance of very high concern in the European Union in December 2012. Propyl bromide's use as degradable raw material will not be affected (since it is not included in this process). With respect to other uses, there is still no decision regarding prohibition. The definition of propyl bromide as a substance of very high concern is not expected to significantly impact us.

  •
  TXP (Tri Xylyl Phosphate), which is used as a softening substance in the plastics industry, has also been defined as an SVHC in Europe. This limitation does not significantly affect us.

  •
  In October 2011, the phosphorus-based flame retardant TDCPP was classified as a carcinogen in California. In November 2012, our Industrial Products segment announced that it will no longer sell the substance to the furniture industry beginning in 2013, and in 2015 it will no longer produce the substance. Concurrently, we have developed two alternative products that have reached the stage of commercialization.

  The Israeli Clean Air Law

        On July 31, 2008, the Clean Air Law was enacted to regulate the treatment and control of air pollution in Israel. The law is effective as from 2011. In accordance with the law, the Ministry of Environmental Protection ordered our plants in Israel that are defined as chemical plants, similar to the other chemical plants in Israel, to apply for an emission permit by March 1, 2014. Since 2011, the requirement to apply for an emission permit is applicable to the metals sector to which the magnesium plant belongs.

        The Clean Air Law addresses, inter alia, fixed sources (including our plants) and is intended to serve as a platform for implementing the IPPC directive that was adopted by the European Union in 1996.

        The Clean Air Law differentiates between plants defined in the IPPC directive as having significant environmental impact (IPPC plants), which include our plants in Israel, and the other plants. In accordance with the Clean Air Law, operations of IPPC plants are subject to a valid emission permit. The emission permit should include specific instructions based on BAT.

        On June 22, 2010, the Ministry of Environmental Protection enacted the Clean Air Regulations (Emission Permits), 2010, which set requirements for applying for and obtaining an emission permit. To determine the BAT, these regulations refer to the European BAT Reference Documents ("BREF") and require selection of the BAT from known technologies (except in special circumstances that require specific explanations).

        As of the date of this prospectus, our magnesium company and our Industrial Products plant in Neot Hovav have received emission permits, including provisions regarding application of the BAT, as well as provisions with respect to monitoring, control and reporting to the Ministry of Environmental Protection. We are taking steps to implement an improvement plan to address the requirements of the emission permits in coordination with the Ministry of Environmental Protection. The cost of these measures is included in our capital budget for environmental protection matters.

        Our other Industrial Products segment plants in Israel submitted applications for emission permits in March 2014.

        The Rotem site at Mishor Rotem is a source of emissions as defined in the Clean Air Law, and is classified as a chemical plant, and therefore it has submitted an application for an emission permit. The power station at the Dead Sea Works site in Sodom is a source of emissions which requires a permit according to the Clean Air Law, and is classified as being in the energy industry and therefore will need to apply for an emission permit by March 15, 2015. Under the terms of the Clean Air Law, we expect that the emission permit will apply to the entire Dead Sea Works site rather than to the power station only.

  Report of Pollutant Release to the Environment

        In accordance with new legislation regarding the duty to report polluting releases into the atmosphere (Pollutant Release and Transfer Register—PRTR), during 2013, our factories in Israel recently began to report with respect to the quantities of pollutants released into the environment according to the provisions of the law. This law is based on the conventional legislation in Europe. Under the law, the data reported is published to the public on the Ministry's website. In January 2014, the Ministry of

Environmental Protection published a list of emissions and transfers to the environment in accordance with the reports received from all of the reporting factories, including us. Beginning in 2014, the PRTR report is required to be submitted by March 31 of each year.

  Greenhouse Gas Issues

        Climate change is of increasing concern to governments, non-governmental organizations, and the general public. Increasing regulation of greenhouse gases ("GHGs") could impact our operations by requiring changes to our production processes or increasing raw material, energy, production or transportation costs. We are striving to become a leader in reduction of emissions in general and GHG emissions in particular. Our efforts include reduction of GHG emissions in production processes (including conversion to natural gas, replacement of shielding gas in magnesium production, and energy efficiency improvements) and development of new products that contribute to GHG emissions reductions. We annually measure the balance of GHG emission in most of our locations and measure the carbon footprint of over 50 of our products. We report our GHG emissions to the Carbon Disclosure Project.

        In 2013, we submitted a comprehensive report to the Carbon Disclosure Project on our greenhouse gas emissions and our strategy for addressing climatic changes with respect to our activities in 2012. Our high level of transparency achieved a score of 98 (out of 100). This score places us among the 50 highest scores for all reporting companies in the world and is the highest score for an Israeli company.

  European Plan for Trade in GHG Emissions

        The European Union as a party that signed the Kyoto Protocol, the framework treaty of the United Nations for coping with climate changes, agreed on a mandatory target for reducing the greenhouse emission gases. The main tool for achieving the reduction targets is the EU Emissions Trading Scheme ("ETS"), which was started on January 1, 2005. In the first and second stages of the ETS, the European countries agreed that every industrial company that emits GHGs above the agreed minimum threshold is required to report its emissions and to limit the emissions to the gradually decreasing periodic quota. In addition, companies were allowed to realize a monetary gain or benefit by trading and selling unused emission permits. The third phase of the ETS commenced on January 1, 2013 and will run up to December 31, 2020. The third phase includes additional emission sources on our sites in Europe that are subject to the ETS and accordingly, the quantity of our GHG emissions subject to the ETS will increase.

  The European Energy Efficiency Law

        The new Energy Efficiency Directive of the European Union entered into effect on December 4, 2012. Most of the requirements in the Energy Efficiency Directive must be implemented by companies in the European Union no later than June 5, 2014. The Energy Efficiency Directive provides a joint framework to advance energy efficiency in the European Union, in order to achieve the European Union's energy goals by 2020. These goals include the reduction of GHG emissions by 20% compared with the levels in 1990, an increase in the rate of consumption of renewable energy sources to 20% of total energy consumption and an improvement in energy efficiency by 20%. Accordingly, all countries that are members of the European Union are required to increase the efficiency of their energy consumption in all stages of the energy chain—conversion, transportation and final use.

  Bill for Prevention of Land Contamination and Restoration of Contaminated Lands

        In August 2011, the Proposed Law for Prevention of Land Contamination and Restoration of Contaminated Lands, 2012 passed in the first of three readings by the Israeli parliament. In May 2013, a hearing with respect to the proposed law commenced. The highlights of the proposed law in its present version are set forth below.

        The proposed law defines land contamination and contamination land, among other things, as all that exceeds a concentration of contaminating materials in the land above certain preliminary or specific thresholds. This means that there is no quantitative criterion for defining contamination and there is no exception for negligible contamination. Moreover, the proposed law imposes a comprehensive prohibition against land contamination, both in public and private areas. Accordingly, the proposed law is expected to apply to industrial plants and to infrastructure facilities.

        The law will require conducting an historical survey of plants and sites regarding which there is a fear of land contamination. The Ministry of Environmental Protection will be permitted to order submission of risk surveys and land surveys and may demand filing of a plan for treating the land, provide instructions with reference to the manner of treating contamination events and the way for restoring suspect lands or lands found to be contaminated, cancel or intensify the specific threshold values provided in the risk survey, approve or reject treatment plans, add or change provisions, etc. The proposed law will require the owners or holders of contaminated land to carry out activities involving performance of surveys even if they did not cause the contamination. However, the owners or holders will be entitled to receive indemnification, as part of a civil proceeding, from contaminators if their identity is known. It was also proposed to set up an assistance fund for a party that is required to treat land contaminated by another party in circumstances where it is not possible to receive indemnification from the contaminating party. It was proposed that the financing for the fund shall come from, among other things, a fee made on industrial plants and holders of hazardous materials. At this stage, it is not possible to know what will be the rate of the fee if ultimately made.

        If the law is passed in its present version, it will apply to our manufacturing sites. At every such site, an historical land survey will be made and according to the decision of the Ministry of Environmental Protection, there may be further requirements and surveys as a result thereof and instructions to clean up the land, to the extent contamination is found in the land, as defined in the law. At this juncture, prior to a land survey having been conducted, as required, it is not possible to know the extent of the exposure to obligations under the law and the cost thereof.

  Regulation of Concessions and Mining Activities

        For information about laws and legal arrangements related to our concessions and mining rights and other related licenses and permits, see "—Mineral Extraction and Mining Operations" and "—Other Leases, Licenses and Permits," respectively.

  Price Monitoring

        The prices of fertilizer-grade phosphoric acid for local Israeli customers are regulated under the Supervision of Prices for Commodities and Services Law 1996. The quantity of these products sold in Israel by our Fertilizers segment is not material to us.

        We and some of our subsidiaries have been declared a monopoly in Israel in the following areas: potash, phosphoric acid, sulfuric acid, ammonia, chemical fertilizers, phosphates, bromine and bromine compounds. Due to their having been declared monopolies, we are subject to limitations set forth in Chapter 4 of the Restrictive Business Practices Law, 1988, most significantly its prohibition on monopolies against abusing their positions as monopolies. In 2013, approximately 5% of our revenue derived from Israeli sales and, therefore, in our estimation, the abovementioned declaration has not had a material impact on us. We also have an internal antitrust compliance program.

Employees

        As of March 31, 2014, we had a workforce of 12,262 employees. Of these, 50 were employed at our headquarters and the balance were employed by our various subsidiaries.

  Breakdown of Employees by Area of Activity

	2013	2012	2011
Production	9,070	8,981	8,756
Marketing and sales	1,416	1,351	1,337
Management & administration	1,250	1,134	1,114
Research and development	416	410	407
Total employees	12,152	11,876	11,614

  Breakdown of Employees by Segment

	2013	2012	2011
Fertilizers	6,073	5,920	5,777
Industrial Products	2,637	2,621	2,647
Performance Products	2,992	2,887	2,755
Other (includes employees of DSM and ICL management)	450	448	435
Total employees	12,152	11,876	11,614

  Geographic Breakdown of Employees

	2013	2012	2011
Israel	5,238	5,198	5,089
Germany	1,317	1,267	1,270
Spain	1,205	1,215	1,160
UK	1,156	1,062	1,037
Netherlands	462	450	435
USA	1,121	1,080	1,040
China	621	606	567
France	351	350	358
Brazil	132	96	102
Other	549	552	556
Total employees	12,152	11,876	11,614

        We began to implement an efficiency plan at Rotem near the end of 2012. The purpose of the efficiency plan is to reduce our production costs in order to improve our competitive position. The efficiency plan in 2013 included, among other things, the early retirement of approximately 115 of our employees. As of the date of this prospectus, all of our employees have agreed to the plan. We expect to take steps to complete the implementation of the efficiency plan in the near future. In 2012 and 2013, we recorded an expense in the amount of approximately $60 million and $33 million, respectively, relating to early retirement at Rotem.

        In addition, we intend to set up three service centers in Israel, Europe and East Asia in addition to the service center that we already have in North America. A service center is an entity that performs certain management and administrative services for a number of companies. By means of consolidating certain tasks at a service center, it is possible to leverage economies of scale and to achieve improved performance at lower cost and with greater coordination between different units. We believe that our new service centers will enable us to provide high-quality and efficient services to our subsidiaries, avoid unnecessary duplication and allow our subsidiaries to focus on activities that support our business strategies, such as manufacturing, engineering and marketing, among other activities.

        In most of our subsidiaries in Israel, labor disputes have been announced or have been recently completed, mainly due to the efficiency plan and other strategic plans that we are implementing, as well as our planned Israeli service center. In some of our production facilities in Israel, our employees have taken retaliatory measures. For example, a strike at our Rotem subsidiary in Israel recently ended. These labor disputes could result in continuation of these retaliatory measures and even to a complete shutdown of production. It takes time to return to full capacity production in all facilities.

  Employment Agreements, Collective Bargaining Agreements and Temporary Employees

        ICL employees in Israel are employed under collective or personal employment agreements. The collective bargaining agreements are signed for specified terms and are renewed from time to time. By law, in the event a new collective bargaining agreement is not signed, the terms of the original agreement are extended for a period of an additional year or for an unlimited term, as the case may be, unless one party gives the other notice of cancellation. As of the date of this prospectus, no notice of cancellation had been given for any of the collective bargaining agreements referred to above.

        Dead Sea Works, Rotem, Fertilizers and Chemical Materials Ltd. ("FCM"), Dead Sea Magnesium and Bromine Compounds have collective bargaining agreements with termination dates ranging from July 2016 to the end of 2018.

        Senior employees in special positions and members of management are employed under personal agreements. These agreements are not limited by time and can be terminated with prior notice of a few months.

        Local employees of our subsidiaries overseas are employed according to the employment terms prevalent in the countries in which they are employed. Most of our overseas employees, primarily in Germany, the Netherlands, the United Kingdom, Spain and the United States, are employed under collective bargaining agreements.

        A relatively limited number of the employees at our sites in Israel are employed by personnel agencies for short terms. In addition, we have contracted in Israel with subcontractors for various outsourcing services such as security, packaging, maintenance, catering, cleaning and other services. In accordance with the decision of the boards of directors of ICL and its Israeli subsidiaries in October 2004, contractors who employ workers at our plants in Israel are required to give employees working on a regular basis for ICL salary terms beyond those required by law. Pursuant to this decision, the employers are obligated to grant these employees, in addition to current salary that must be at least 5% higher than the minimum wage stipulated by law, pension contributions, severance pay contributions, vacation pay, uniforms and meals.

        On July 11, 2013, a collective bargaining agreement was signed between the Organization of Cleaning Companies in Israel setting the salary and employment conditions of the employees of these companies. The agreement applies to employers in the cleaning and maintenance sector in Israel that are members of the Organization of Cleaning Companies.

Legal Proceedings

        In addition to the specific legal proceedings referred to below, a number of other claims are pending against the Company and various subsidiaries (including lawsuits), amounting to about $65 million in the aggregate as of December 31, 2013. We have recorded provisions in a total amount of about $6 million on account of such claims. In addition, part of these claims are covered by insurance policies. In the opinion of our management, the provisions recorded adequately reflect the exposure presented by these claims to the Company and its relevant subsidiaries.

  Tax Proceedings

        On December 29, 2013, an assessment was received from the Israeli tax authorities whereby we are required to pay additional tax beyond the amount we already paid for 2009 to 2011 in the amount of approximately $230 million. The assessment did not apply to prior years because we have a formal agreement with the tax authorities with respect to our taxes through 2008. The primary contention of the tax authorities is that our subsidiaries, Dead Sea Works and Rotem, are not entitled to benefits under the

Law for Encouragement of Capital Investments commencing from the date on which Amendment No. 60 to this law entered into effect in 2005. We disagree with the position of the tax authorities and we have appealed the assessment of the tax authorities. No tax expenses were included in our financial statements as a result of the assessment.

  Dead Sea Works Proceedings

  Dead Sea Works Arbitration

        The Israeli Minister of Finance, Mr. Yair Lapid, has established a public committee, headed by Professor Eytan Sheshinski, for examination of the policy with respect to the royalties received by the State of Israel from private entities, including us, for use of national natural resources such as potash and phosphate. The committee is required, among other things, to examine the royalties policy from a broad perspective, while making reference to the impacts on the present agreements between the various parties engaged in these matters and the State of Israel. According to its letter of appointment, the committee is required to submit its recommendations to the Israeli Minister of Finance by June 2014.

        Our position is that there is no room for imposing any type of additional royalties on us. On November 4, 2013, we submitted our position in writing to the committee. On December 3, 2013, we contacted the Israeli Minister of Finance in order to request that the matter be excepted from the committee's letter of appointment; however, our request was denied. On December 16, 2013, our representatives appeared before the committee members. On March 18, 2014, Dead Sea Works notified the Israeli government of its intention to file a claim in the framework of an arbitration proceeding in connection with breach of its concession agreement, which provides Dead Sea Works, among other things, the exclusive right to produce from the Dead Sea quarries. Dead Sea Works also gave notice of appointment of an arbitrator on its behalf and requested appointment of an arbitrator on behalf of the State of Israel. On March 27, 2014, the Israeli Ministry of Finance notified us that it has rejected Dead Sea Works's request to appoint an arbitrator on behalf of the State of Israel. The Israeli Ministry of Finance contends that the establishment of the committee falls with the State of Israel's administrative authorities and does not constitute a disagreement or dispute between the parties according to the concession agreement. The State of Israel further argues that an arbitration panel is not the appropriate forum for challenging the establishment of the committee and its work and that the establishment of the committee does not fall under the relevant clause in respect of which the parties may turn to arbitration. We believe that the arbitration claim concerns a monetary claim under the concession agreement that was anchored by law and, in accordance with such law, Dead Sea Works demands compensation for all damages that have been and will be caused as a result of the breach of the agreement by the State of Israel. Since the Israeli Ministry of Finance has rejected Dead Sea Works's request to appoint an arbitrator, on April 30, 2014, Dead Sea Works filed a request in the Jerusalem District Court that such court exercise its power under section 8 of the Israeli Arbitration Law, 5728-1968 and order the appointment of an arbitrator on behalf of the State of Israel for the purpose of managing the arbitration process between Dead Sea Works and the State of Israel in accordance with the binding arbitration arrangements between the parties. A court hearing has been scheduled for July 10, 2014.

        We believe the State of Israel's conduct in taking unilateral steps to re-examine the consideration Dead Sea Works is to pay in respect of the rights granted to it in its concession agreement constitutes a violation of the concession agreement that is embedded in the Concession Law. The Concession Law provides, among other things, that every doubt, disagreement or dispute that arises between the parties to the concession agreement is to be resolved by means of an arbitration proceeding. In addition, we believe the State of Israel's conduct constitutes a violation of its duty to act in a customary manner and in good faith when fulfilling the obligations and utilizing the rights deriving from the concession agreement, and ignores the significant provisions of the concession agreement that anchor the consents of the State of Israel and Dead Sea Works with reference to the full consideration Dead Sea Works will pay to the State of Israel in respect of the right granted to it relating to the quarries at the Dead Sea. In light of these violations, Dead Sea Works believes that it has a right to compensation regarding all the damages that have been and will be caused as a result of the State of Israel's conduct.

  Dead Sea Works Litigation

        In a petition filed by the Hotels Union in Israel in November 2013, the court rejected the request to issue an interim order preventing raising of the dike by the Government Company for Protection of the Dead Sea Ltd. that was intended to protect the western coast of Pond 5 (where a number of hotels are located) against a rise in the water level of Pond 5. A hearing has been scheduled for September 15, 2014 with respect to the petition of the Hotels Union for an order requiring the defendants to explain why the building permit relating to the raising of the dike should not be revoked.

        In another petition filed by two hotels against the Planning and Building State Committee for National Infrastructures and the Government Company for Protection of the Dead Sea Ltd. in May 2014, the petitioners requested an interim order prohibiting the issue of building permits for the raising of the dike by the Government Company for Protection of the Dead Sea Ltd. intended to protect the western coast of Pond 5 against a rise in the water level of Pond 5. In this petition, we are not named as a respondent. The court has not yet addressed the matter.

        Delays in raising the dikes may prevent the raising of water level in Pond 5 and consequently may cause a reduction in our production capacity.

  Personal Injury Claims

        During the 1990s, several claims were made against some of our subsidiaries by plaintiffs from various countries who worked mostly as banana plantation workers, who allegedly have been injured by exposure to Di-Bromo-Chloropropane ("DBCP") produced many years ago by a number of manufacturers, including large chemical companies and, according to the plaintiffs, some of our subsidiaries. As of December 31, 2013, our subsidiaries are parties to one legal proceeding by nine plaintiffs who are requesting certification of their claim as a class action. The claim is for bodily injury and therefore the amount of claimed damages has not been stated. We believe the quantities of materials supplied by us to the relevant countries in the relevant periods was, if at all, small compared to the quantities of material sold by other chemical manufacturers.

        In the opinion of management and our legal advisors, it is not possible to estimate the results of the above claims. Nonetheless, it is estimated that our overall exposure would not exceed $20 million.

  Environmental Claims

  Kishon River Wastewater Matters

        The production site of FCM, a company in our Fertilizers segment, borders the Kishon River. For decades FCM, along with many other entities, municipalities and plants, has diverted wastewater to the Kishon River.

        Between 2001 and 2005, a number of claims for monetary damages were filed in the Haifa District Court against FCM and a series of other defendants (including the State of Israel) by 50 individuals (or their heirs or dependents), most of them fishermen who had worked, according to the claims, in the Kishon's fishing harbor. According to the plaintiffs, the flow of sewage to the Kishon River by each of the chemical plants operating on the river banks has caused the plaintiffs' cancer and other illnesses. Dozens of factories, local governments and insurance companies were added as third-party defendants. In the course of examining the claims, ten plaintiffs withdrew their claims, which were dismissed.

        On November 3, 2013, a court judgment was rendered rejecting the plaintiffs' claim for damages. On February 9, 2014, the court issued a decision regarding the legal fees. In its decision, the court charged all the plaintiffs for the defendants' costs, in the amount of about NIS 4.6 million. Of the total expenses charged to the plaintiffs, it was determined that an amount of more than NIS 1.1 million is to be paid to FCM. The plaintiffs requested from the court to extend the date in order to file an appeal on their behalf.

        Based on the evaluation of its legal advisors, and in light of the court's detailed and reasoned decision, the Company estimates that the chances that of appeal succeeding (if ultimately filed) are unlikely.

        Between 2000 and 2007, a number of claims were filed in the District Court at Haifa against a list of defendants by former soldiers (and their heirs and dependents). The plaintiffs claim that contact with toxic substances in and around the Kishon River caused them cancer and other diseases. Several dozen factories (including FCM), local governments, including the State of Israel, and insurance companies were joined as third-party defendants.

        On June 17, 2013, a court decision was rendered rejecting the claim for damages of 72 former soldiers (and their heirs and dependents) in the consolidated cases (one claim was rejected at the hearing and another 16 non-consolidated cases remain). On November 24, 2013, the plaintiffs filed an amended notice of appeal with the Israeli Supreme Court. Based on the evaluation of our legal advisors, and in light of the court's detailed and reasoned decision, we estimate that the chances of an appeal succeeding are unlikely.

        On February 23, 2014, a court hearing was held in connection with the claims in the unconsolidated cases and it was decided to stay the hearing until the Supreme Court renders its decision with reference to the appeal filed with respect to the consolidated cases. Based on the evaluation of our legal advisors, and based on the court's holdings with respect to the consolidated cases, we estimate that the chances that the claim will be accepted in the unconsolidated cases are unlikely.

  Neot Hovav Pollutant Matters

        Three claims were filed with the District Court at Beer Sheva in March and June 2007 against the State of Israel and the Industrial Local Council at Neot Hovav, in whose jurisdiction the Neot Hovav plants operate, including the plants of our Industrial Products segment. The plaintiffs argue that various pollutants in the vicinity of Neot Hovav have caused their illnesses, including, among other things, respiratory diseases, spontaneous abortion, birth defects, diseases of the nervous system, cancer, and other illnesses. The claims rely, among other things, on results of an epidemiological study. The claims sue for sums for treatment expenses incurred by the plaintiffs, as well as compensation for pain and suffering, distress, and punitive damages. The plaintiffs are suing for a total sum of approximately $69 million.

        In May 2008, the Local Council filed a third party notice against a number of plants at Neot Hovav, including factories of our Industrial Products segment. In December 2008, the State of Israel also filed a third party notice against the same factories. The notices alleged that if the Council or the State of Israel is held to be liable to compensate the defendants, then the liability for compensation must be imposed on the plants, or they must be required to indemnify the Council or the State of Israel for any compensation that they are required to pay to the plaintiffs.

        On January 9, 2013, a judgment was rendered rejecting the claim against the defendants, including ICL's plants.

        On February 20, 2013, the plaintiffs filed an appeal with the Supreme Court. In the Company's estimation, based on the assessment of its legal advisors, the chances that the appeal will be accepted are unlikely and, accordingly, no provision was included in the financial statements.

  Spain Mining License Matters

        Our subsidiary in Spain, Iberpotash, has two potash production sites in the towns of Suria and Sallent. As a by-product of the potash production process, salt is produced and heaps up in piles. Most of the piled up salt is not usable. Every eight years (as is true for every other company in Spain), Iberpotash is required to obtain the renewal of the previously approved environmental license. The two sites received environmental licenses that are valid up to 2015 and 2016 (subject to the proceeding described in the paragraph below). Regarding the license to pile up salt on the site, with respect to the first site in the town of Suria, there is room to pile up salt that is sufficient for approximately 13 years (up to 2026) at the current production level; with respect to the second site in the town of Sallent, where we intend to discontinue mining activities by the end of 2015, there is room to pile up salt that is sufficient, at the current level of production, for an additional year and a half. In February 2014, the regional court determined that the permit given by the Generalitat (the regional government) to Iberpotash was not in compliance with the requirements to perform salt piling in the site. The court's determination is not final, and the Generalitat and Iberpotash have appealed to the Spanish Supreme Court. We estimate that the legal process will last much more than one year. As result, we do not expect there to be a significant impact on our Spanish mining operations since we expect to close the Vilafruns mine at Sallent by the end of 2015.

        In October 2013, a regional court decision was rendered cancelling the environmental mining license of a subsidiary in Spain at Vilafruns, based on the contention that the license granted by the government had deficiencies. The company and the regional government filed an appeal to the Spanish Supreme Court. The company is endeavoring to obtain a permit that will rectify the deficiencies described in the court decision. We expect that this site will be closed before the legal process finishes.

        In a subsidiary in Spain located in the town of Suria, there are two legal proceedings being carried on against the government of Catalonia, each relating to the grant of urban and environmental approvals for our efficiency plan with respect to Iberpotash. As part of these proceedings, it was alleged that the project work requires a significant change in the environmental license and that the government must require the company to make an environmental impact survey. Accordingly, the plaintiffs are requesting termination of the project work. In February 2014, the company received from the Spanish Environmental Protection Authorities a favorable survey for the first stage of the efficiency plan with respect to the impact on the environment and approval of the Environmental Impact Declaration. This survey was a critical stage in the process for obtaining the renewal of the environmental license from the authorities, which was subsequently obtained in April 2014. We believe continuation of the legal proceeding has become superfluous now that the environmental license has been received.

  Securities Law Proceedings

        On August 29, 2013, a petition for certification of a claim as a class action against us, Israel Corporation, Potashcorp Cooperative Agricultural Society Ltd., the members of our Board of Directors and our CEO, was filed in the District Court in Tel Aviv, on the grounds of misleading information, deception and non-disclosure of material information in our reports, allegedly in violation of the provisions of the Israeli Securities Law and the general laws. The aggregate amount of the damage claimed is $0.79 billion (NIS 2.75 billion) or $0.95 billion (NIS 3.28 billion). In February 2014, a response to the petition was submitted and a hearing was set for July 2014. In our opinion, based on the position of our legal advisors, the chances of dismissal of the petition exceed the chances that it will be accepted. Accordingly, no provision was included in the financial statements.

  Commercial Proceedings

        In 2008, an agreement between Haifa Chemicals and Dead Sea Works was cancelled and the parties did not succeed in reaching a new agreement. Haifa Chemicals believed that the price Dead Sea Works demanded in exchange for potash was unfair, based on the contention that it was unable to operate at that price. In 2009, Haifa Chemicals notified its employees of a shutdown of the production lines at its factory until purchase of potash could be resumed at prices it deemed acceptable. At the same time, Haifa Chemicals contacted the Israeli Minister of Finance and the Israeli Minister of Industry, Commerce and Labor and requested that they use their authority to subject potash prices to supervision. The parties agreed in principle to appoint an arbitrator to set the price of potash. Arbitration began in May 2009 and in March 2014, the arbitration decision was issued.

        The decision includes a formula on the basis of which the selling price of potash between Dead Sea Works and Haifa Chemicals will be determined for a period of ten years from the date of the decision and with respect to the period from the commencement of arbitration. The price formula provides that the selling price during a quarter will be based on a price equal to the lower of the weighted average of the lowest three FOB selling prices of potash sold by Dead Sea Works in the prior quarter and the average of the two lowest FOB selling prices of potash sold by Dead Sea Works to large buyers (foreign buyers who purchase 150,000 or more tons per year) in the prior quarter, less certain expenses and a discount of 2%. In certain circumstances, this base price may be adjusted to equal the production cost plus approximately 15%. This adjusted price would apply to a certain quantity of the potash, while the base price would continue to apply to the remainder of the potash.

        In our estimation, based on the price formula set forth in the arbitration decision, we are entitled to receive payments in respect of prior periods.

MANAGEMENT

Directors and Senior Management

        The following table lists the names and ages of our directors. The address for our directors is c/o Israel Chemicals Ltd., 23 Aranha Street, Millennium Tower, Tel Aviv, 61070, Israel.

Name	Age	Position
Nir Gilad	56	Chairman of the Board of Directors
Yaacov Dior	69	Director
Ovadia Eli	68	Director
Chaim Erez	78	Director
Dr. Miriam Haran	64	Director
Victor Medina	74	Director
Prof. Yair Orgler	74	Director
Avisar Paz	57	Director
Eran Sarig	39	Director
Avraham (Baiga) Shochat	77	Director
Aviad Kaufman	43	Director

        All of our directors are independent under the rules applicable to U.S. companies listed on the NYSE, except for Messrs. Nir Gilad, Avisar Paz, Eran Sarig and Aviad Kaufman by virtue of the positions they hold with our controlling shareholder. Six of our directors are not considered independent directors under Israeli law due to either a relationship with our controlling shareholder or the length of their tenure on our Board of Directors. Three of our directors are "external directors" and an additional two directors were designated as "independent directors" under the Israeli Companies Law, 1999 (the "Companies Law").

        The following table lists the names, ages and positions of our senior management. The address for our senior management is c/o Israel Chemicals Ltd., 23 Aranha Street, Millenium Tower, Tel Aviv, 61070, Israel.

Name	Age	Position
Stefan Borgas	49	Chief Executive Officer
Avi Doitchman	52	Executive Vice President, Chief Financial Officer & Strategy, Manager of Market Risk Management
Nissim Adar	62	Chief Executive Officer of our Fertilizers segment
Eli Amit	59	Senior Vice President of Economics
Herzel Bar-Niv	64	Vice President of International Taxation
Amir Benita	40	Vice President of Accounting
Shlomo Ben Shimol	57	Internal Auditor
Dan (Dani) Chen	62	Executive Vice President of Corporate Relations
Israel Dreyfuss	33	Controller
Eyal Ginzberg	50	Chief Technology Officer
Asher Grinbaum	63	Executive Vice President & Chief Operating Officer
Michael Hazzan	48	Vice President of Finance
Lisa Haimovitz	48	Vice President, General Counsel and Corporate Secretary
Hezi Israel	45	Vice President of Business Development and Strategy
Ofer Lifshitz	55	Senior Vice President for Global Processes
Yakir Menashe	42	Senior Vice President of Human Resources
Osnat Sessler*	46	Vice President of Investor Relations and Communications
Ronnie Shushan	46	Senior Vice President for Investments and Project Management
Mark Volmer	50	Chief Executive Officer of our Performance Products segment
Charles M. Weidhas	54	Chief Executive Officer of our Industrial Products segment

Osnat Sessler ceased to serve in this position as of March 18, 2014.

        Nir Gilad.    Mr. Gilad has served as Chairman of our Board of Directors since January 2008. Mr. Gilad also serves as President and Chief Executive Officer of Israel Corporation. He is also Chairman of the Boards of Directors of H.L. Management and Consulting (1986) Ltd., Zim Integrated Shipping Services Ltd., IC Green Energy Ltd. and OPC Rotem Ltd. Previously, he served as Deputy Chief Executive Officer of Israel Corporation, Deputy Chief Executive Officer of Migdal Insurance and Financial Holdings Ltd., Chief Executive Officer of Migdal Investments Management (2001), Chairman of Migdal Capital Markets, Accountant-General of the Israeli Ministry of Finance and Chief Financial Officer of Israel Aircraft Industries Ltd. Mr. Gilad serves as a director in companies fully owned by Israel Corporation, observing director in IC Power Israel Ltd. and director in Tower Semiconductor Ltd. and Qoros Automotive Co. Ltd. (formerly known as Chery Quantum Auto Co. Ltd. 2007). Mr. Gilad holds a B.A. in Economics and Agricultural Administration from the Hebrew University, Jerusalem and an MBA, majoring in Finance, in Business Management from Bar Ilan University.

        Yaacov Dior.    Mr. Dior has served as a director since October 2011. Mr. Dior is Chief Executive Officer of IDT Carmel LTD and Chairman of the Board of Kneh Hakol Ltd. He is an External Director of Clal Insurance Holdings Ltd. and has served as Chairman of the Boards of Directors of Cellarix Mobile Payments Ltd. (up to January 21, 2013) and Buy All Ltd. He is also a director in additional public companies. Mr. Dior was the Chief Executive Officer of Visa from 1988 to 1995 and was a member of the Board of Directors of Visa International. He was Chief Executive Officer of Visa Alpha from 1995 to 2000. Mr. Dior is a Member of Friends of Bar-Ilan University and Chairman of the Audit Committee of Bar-Ilan University. In addition, Mr. Dior is a Member of the Public Committee of Alut—the National Association for Autistic Children and a Member of the Association of Friends of Meir Hospital. Mr. Dior holds a B.A. in Economics and Political Science from the Hebrew University of Jerusalem and an MBA from Tel Aviv University.

        Ovadia Eli.    Mr. Eli has served as a director since August 2011. Mr. Eli has served as Chairman of the Board of the Israel Airports Authority, Shmanim Basisiim Haifa Ltd. (until May 31, 2011) and I.C.P.I. He is a Director of Salt Industries Israel Ltd. and Shaarei Ribit, Ltd. Mr. Eli serves as a director of Zim Integrated Shipping Services Ltd., OPC Rotem Ltd., IC Power Israel Ltd., IC Power Ltd. and Adriel Israel Properties Ltd. Mr. Eli holds a BA from the University of Haifa and is a graduate of the Lifshitz Teachers Academy, Jerusalem.

        Chaim Erez.    Mr. Erez has served as a director since February 1996 and has served as a director of several public companies. Between 1988 and 1996, he served as Chief Executive Officer of our Company and as Chairman of the Board of several of our subsidiaries. He was also a research fellow in the area of company privatization and local government at the London School of Economics. Mr. Erez has served as Chairman of the Armored Corps Memorial Site and Museum in Latrun and as a director at Africa-Israel Investments Ltd., Eldan-Tech Ltd. and Anglo Israel Control Systems (1998) Ltd. Mr. Erez holds a BA in History from Tel Aviv University and an MA in Political Science from Haifa University.

        Dr. Miriam Haran.    Dr. Haran has served as a director since September 2009. Dr. Haran has served as Director General of Israel's Ministry of the Environment. Dr. Haran serves as the head of Ono Academic College's MBA Program in Environmental Management, consultant for Ashkelon-Eilat Pipeline Ltd. and board member of the Company for Environmental Services (2008-2012). Dr. Haran also serves as Chairman, Consumer Council, and Board member in M.A.I (recycling electrical and electronic waste). Dr. Haran holds a Ph.D in Organic Natural Sciences from Brandeis University and a B.Sc. in Natural Sciences from the Hebrew University of Jerusalem.

        Victor Medina.    Mr. Medina has served as a director since September 2006. Mr. Medina has served as Chief Executive Officer of United Mizrahi Bank Ltd. Between 1990 and 1995, he served as Chairman of our Board of Directors. He previously served as Director-General of the Israeli Ministry of Finance. He has held senior positions in the Bank of Israel, inter alia as a member of the bank's senior management with responsibility for the Monetary Department, the Foreign Currency Supervision Department and the Credit Department. Mr. Medina serves as the Chairman of the Boards of Directors of Migdal Capital Markets and Aptateck Ltd. Mr. Medina holds a BA in Economics and Political Sciences and an MA in Economics, majoring in Finance and Banking, from the Hebrew University of Jerusalem.

        Prof. Yair Orgler.    Prof. Orgler has served as a director since September 2006. Prof. Orgler has served as Professor of Finance and Banking, Dean of the Faculty of Management and Vice Rector of Tel Aviv University. He has published and edited ten books in his areas of specialization as well as dozens of scientific and professional articles. He served for ten years as the Chairman of the Board of the TASE. Prof. Orgler founded and served as an active Chairman of Maalot Israel first Securities Rating Company Ltd. He has served and serves as director of various additional public companies. Prof. Orgler has served as Chairman of the Finance and Audit Committee of the Israel Cancer Association and Professor Emeritus at Tel Aviv University. Prof. Orgler served as an outside director in Bank Hapoalim Ltd. (2007-2010) and Itamar Medical Ltd. (2007-2013). He is an outside director in Gazit-Globe Ltd. and a director in Ceragon Networks Ltd. and Atidim-High-Tech Industrial Park Ltd. Prof. Orgler also is a member of the management committee of Academic College of Tel Aviv-Yaffo, Secure Future, Association of Public Companies and Friends of the Reut Medical Center. Prof. Orgler holds a B.Sc. in Industrial Engineering and Management from the Technion-Israel Institute of Technology-Israel Institute of Technology in Haifa, an M.Sc. in Industrial Engineering from the University of Southern California (USC) and a Ph.D. in Industrial Administration from Carnegie Mellon University, Pittsburgh.

        Avisar Paz.    Mr. Paz has served as a director since April 2001. Mr. Paz serves as the Chief Financial Officer of Israel Corporation and as a director of various subsidiaries. Mr. Paz previously served as Chief Financial Officer and Controller of another company. He serves as a director of Zim Integrated Shipping Services Ltd. and Oil Refineries Ltd. Mr. Paz holds a BA in Economics and Accounting from Tel Aviv University and is a certified public accountant in Israel.

        Eran Sarig.    Mr. Sarig has served as a director since October 2010. Mr. Sarig serves as Executive Vice President of Business Development and Strategy of Israel Corporation and from 2007 to 2010 served as Director of Corporate Business Development, Teva Pharmaceutical Industries Ltd. He serves as a director of Oil Refineries Ltd. and IC Power Ltd. He holds an LLB from Tel Aviv University School of Law, LLM from Duke University School of Law and MBA from the Herzliya Interdisciplinary Center.

        Avraham (Baiga) Shochat.    Mr. Shochat has served as a director since January 2006. Mr. Shochat has served as Minister of Finance in Israel, as Chairman of the Knesset Finance Committee and in additional positions in the Israeli government and the Knesset. He has served and serves as director in a number of public and private corporations and has also served as Mayor of the Arad Local Council. Mr. Shochat has served as advisor to the CEO of Baran Group Ltd. (up to January 2008), Chairman of the Investments Committee of the Israel Infrastructure Fund and director of Mizrahi Tefahot Bank Ltd. (until September 2012). Mr. Shochat serves as Chairman of the Board, Citipass Ltd. and as a director of Alon USA, Direct Insurance-Financial Investments Ltd., Israel Infrastructure Fund, Sian Holdings Enterprises Ltd., Bituach Yashir Financial Holdings and Carasso Motors Ltd. and is a Trustee on the Board of trustees of Tel Hai Academic College and a member of the Israel Science Foundation. Mr. Shochat holds a B.Sc. in Civil Engineering from the Technion-Israel Institute of Technology in Haifa.

        Aviad Kaufman.    Mr. Kaufman has served in his current position since March 2014. He is the Chief Financial Officer of Quantum Pacific (UK) LLP and a director of Israel Corporation, Lynav Holdings Ltd., Lynav Maritime Ltd. and Marabel II Ltd. Mr. Kafuman is an accountant and has a BA in Economics and Accounting from the Hebrew University and an MBA majoring in Finance from Tel Aviv University.

        Stefan Borgas.    Mr. Borgas has served in his current position since September 2012. Mr. Borgas previously served as Chief Executive Officer of Lonza-Group (2004 to 2012) and is a director at Syngenta Group. He holds a BA in Business Administration from the University of Saarbrucken (Germany) and an MBA from the University of St. Gallen (Switzerland).

        Avi Doitchman.    Mr. Doitchman has served in his current position since February 2000. He is a director of Rotem, Dead Sea Works, Dead Sea Bromine Company, Bromine Compounds, IDE, ICL Fine Chemicals Ltd., Ferson Chemicals Ltd. and PAMA (Energy Resources Development) Ltd. and is a

member of the Executive Committee of the Public Companies Association. Mr. Doitchman holds a BA in Accounting from Bar Ilan University. He is a certified public accountant in Israel.

        Nissim Adar.    Mr. Adar has served in his current position since October 2013. Mr. Adar previously served as Chief Executive Officer of our Industrial Products segment (2008 to October 2013) and is currently Chairman of Tami. Mr. Adar holds a BA in Chemical Engineering and MBA in Industrial Management from Ben Gurion University of the Negev.

        Eli Amit.    Mr. Amit has served in his current position since January 2002. He is the Chairman of the board of directors of Dead Sea Magnesium and is a director at Dead Sea Works, Rotem, Dead Sea Bromine Company and Bromine Compounds. Mr. Amit holds a BA in Economics and Philosophy and an MBA from Tel Aviv University, as well as an MA in Economics from Northwestern University.

        Herzel Bar-Niv.    Mr. Bar-Niv has served in his current position since January 2008. Mr. Bar-Niv has served as the Controller of the Company, and as the chairman of the audit committee at Makefet Fund. Mr. Bar-Niv holds a BA in Economics and Accounting from Bar llan University. He is a certified public accountant in Israel.

        Amir Benita.    Mr. Benita has served in his current position since July 2007. Mr. Benita has served as controller of the Company and as senior lecturer in accounting studies at the College of Management. He serves as a director of Dead Sea Magnesium. Mr. Benita holds a BA in Business Management and Accounting from the College of Management and is a certified public accountant in Israel.

        Shlomo Ben Shimol.    Mr. Ben Shimol has served in his current position since May 2005. Mr. Ben Shimol was a partner in Deloitte Brightman Almagor Zohar. He has served as an accountant at Phoenix Insurance Agency and in the Corporate Department of the Israel Securities Authority. Mr. Ben Shimol holds a BA in Economics and Accounting from Tel Aviv University. He is a certified public accountant and a certified internal auditor in Israel.

        Dan (Dani) Chen.    Mr. Chen has served in his current position since October 2013. Mr. Chen was Chief Executive Officer of our Fertilizers segment until October 2013. He holds a BA in Electrical Engineering from the Technion-Israel Institute of Technology in Haifa and an MA in Industrial Management from Ben Gurion University of the Negev.

        Israel Dreyfuss.    Mr. Dreyfuss has served in his current position since June 2012. Mr. Dreyfuss has served as an accountant with Phoenix Insurance Agency, and worked in the Corporate Department of the Israel Securities Authority. He has also been a lecturer at the Hebrew University. Mr. Dreyfuss holds a BA in accounting and law and an MBA from the Hebrew University of Jerusalem. He is a certified public accountant and attorney in Israel.

        Eyal Ginzberg.    Mr. Ginzberg has served in his current role since June 2013. Mr. Ginzberg has served as Chief Executive Officer of F&C and IMI Research, as well as the Chief Executive Officer of Fertilizers & Chemicals Ltd. Mr. Ginzberg holds a BA in Chemical Engineering from Ben Gurion University of the Negev.

        Asher Grinbaum.    Mr. Grinbaum has served in his current position since January 2008. He has served as a director at Dead Sea Works, Rotem, Dead Sea Bromine Company and Bromine Compounds and has served as chairman of the management committee of Beersheba Theatre. He has also served as a member of the management committee of Israel Chemical Society and of the management committee of the "To See" Association. He holds a BA in Mechanical Engineering and an MA in Business Management, both from Ben Gurion University of the Negev.

        Michael Hazzan.    Mr. Hazzan has served in his current position since March 2012. Mr. Hazzan served as the Finance Manager of the Company. He is a director of Ferson Chemical Materials Ltd., ICL Fine

Chemicals Ltd., IDE and Dead Sea Magnesium. Mr. Hazzan holds a BA in Economics from Tel Aviv University and an M.A. in Economics from Bar llan University.

        Lisa Haimovitz.    Ms. Haimovitz has served in her current position since May 2009. Ms. Haimovitz has also served as the Vice President for Strategy in the Delek Group. She holds an LLB and an MBA from Tel Aviv University and is a member of the Israel Bar.

        Hezi Israel.    Mr. Israel has served in his current position since March 2012. Mr. Israel has served as the Vice President of Strategy and Business Development for the Company's Industrial Products segment. He holds an MBA and a BA in Economics and Political Science from Tel Aviv University.

        Ofer Lifshitz.    Mr. Lifshitz has served in his current role since June 2013. Mr. Lifshitz previously served as our Industrial Products segment's Deputy Chief Executive Officer (2008 to 2013). Mr. Lifshitz holds a BA in Economics and MBA in Industrial Management from Ben Gurion University of the Negev.

        Yakir Menashe.    Mr. Menashe has served in his current position since March 2012. Mr. Menashe has served as a Vice President of Regulatory Affairs and Assistant to the Chief Executive Officer of the Company. His a director of Dead Sea Magnesium. Mr. Menashe holds a BA in Law from the College of Management. He is a licensed attorney in Israel.
        Osnat Sessler.    Ms. Sessler served as the Vice President of Investor Relations and Communications from January 2003 until March 18, 2014. Ms. Sessler holds a BA in Economics from UCLA and an MBA from Yale University. In August 2013, Ms. Sessler was appointed to set up the European Service Center under the authority of Mr. Eli Glazer, in his position as Chief Executive Officer of ICL Europe.

        Ronnie Shushan.    Mr. Shushan has served in his current position since May 2014. Mr. Shushan previously served as CEO, ICL Fertilizers Europe (2012 to 2014) and Senior Vice President of Finance, ICL Fertilizers (2008 to 2012). Mr. Shushan holds a BA in Economics and Accounting from Ben Gurion University of the Negev.

        Mark Volmer.    Mr. Volmer has served in his current position since November 2013. Mr. Volmer has served as a business executive with BASF, heading its Construction Chemicals business in Asia Pacific. Mr. Volmer holds an M.Sc. in Chemistry from Vrije University and an MBA from the Rotterdam School of Management, Erasmus University.

        Charles M. Weidhas.    Mr. Weidhas has served in his current position since October 2013. He previously served as the Chief Executive Officer of our Performance Products segment (November 2007 to October 2013). Mr. Weidhas holds a B.Sc. in Chemical Engineering and an MBA from Northeastern University.

  Family Relationships

        There are no family relationships between any members of our executive management and our directors.

  Arrangements for Election of Directors and Members of Management

        There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected.

Corporate Governance Practices

        We are incorporated in Israel and therefore subject to various corporate governance requirements under the Companies Law relating to such matters as external directors, the audit committee, the compensation committee and the internal auditor. These matters are in addition to the requirements of the NYSE and relevant provisions of U.S. securities laws that will apply to us following this offering. As a foreign private issuer whose shares will be listed on the NYSE in connection with this offering, we have the option to follow certain Israeli corporate governance practices rather than those of the NYSE, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices that we are not following and describe the home country practices we follow instead. We intend to rely on this "foreign private issuer exemption" with respect to the following NYSE requirements:

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  Nominating/Corporate Governance Committee.  Under Section 303A.04 of the NYSE Listed Company Manual (the "LCM"), a U.S. domestic listed company, other than a controlled company, must have a nominating/corporate governance committee composed entirely of independent directors. We are a controlled company, so we would be exempt from this requirement under U.S. law. Our controlling shareholder, Israel Corporation, has significant control over director nominations.

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  Equity Compensation Plans.  Under Section 303A.08 of the LCM, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described therein. We follow the requirements of the Companies Law, under which approval of equity-compensation plans and material revisions thereto is within the authority of the board of directors. However, under the Companies Law, any compensation to directors, the chief executive officer or a controlling shareholder or another person in which a controlling shareholder has a personal interest, including equity-based compensation, generally requires the approval of the compensation committee, the board of directors and the shareholders, in that order. The compensation of directors and officers is generally required to comply with a shareholder-approved compensation policy, which is required to include a monetary cap on the value of equity compensation that may be granted to any director or officer.

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  Shareholder Approval of Securities Issuances.  Under Section 312.03 of the LCM, shareholder approval is a prerequisite to (a) issuing common stock, or securities convertible into or exercisable for common stock, to a related party, a subsidiary, affiliate or other closely related person of a related party or any company or entity in which a related party has a substantial interest, if the number of shares of common stock to be issued exceeds either 1% of the number of shares of common shares or 1% of the voting power outstanding before the issuance, and (b) issuing common stock, or securities convertible into or exercisable for common stock, if the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance or the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock before the issuance, in each case subject to certain exceptions. We seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, which are different from the requirements for seeking shareholder approval under Section 312.03 of the LCM. Under the Companies Law, shareholder approval is a prerequisite to any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest, as described below under "—Fiduciary Duties and Approval of Related Party Transactions—Approval of Related Party Transactions." Under the Companies Law, shareholder approval is also a prerequisite to a private placement of securities if it will cause a person to become a controlling shareholder or if:

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  the securities issued amount to 20% or more of the company's outstanding voting rights before the issuance;

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  some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

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  the transaction will increase the relative holdings of a 5% shareholder or will cause any person to become, as a result of the issuance, a 5% shareholder.

        Except as stated above, we intend to substantially comply with the rules applicable to U.S. companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under NYSE listing requirements applicable to domestic issuers. For more information, see "Risk Factors—Risks Related to Our Ordinary Shares and This Offering—As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NYSE requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers."

Board of Directors

        According to our Articles of Association, we must have at least seven and no more than twenty directors. Our directors are normally elected by our shareholders at our annual meeting. Our Board of Directors is also authorized to appoint directors in order to fill vacancies or for any other reason. Each of our directors, other than our external directors, serves from the date of election or appointment until our next annual meeting of shareholders. A majority of the members of our Board of Directors must be both citizens and residents of Israel. The approval of at least a majority of the voting rights represented at a shareholders' meeting and voting on the matter is generally required to remove any of our directors from office (other than external directors).

        Our Board of Directors currently consists of eleven directors. In the event of a stalemate in a vote of our Board of Directors, our Chairman of the Board has the right to cast the deciding vote. All of our directors are independent under the rules applicable to U.S. companies listed on the NYSE, except for Messrs. Nir Gilad, Avisar Paz, Eran Sarig and Aviad Kaufman by virtue of the positions they hold with our controlling shareholder. Three of our directors are external directors and an additional two directors were designated "independent directors" under the Companies Law. We do not have service contracts with our current directors.

External Directors

        As a public Israeli company, we are required by the Companies Law to have at least two external directors who meet certain independence criteria to ensure that they are unaffiliated with us and our controlling shareholder. The definition of "external director" under the Companies Law and the definition of "independent director" under the NYSE rules overlap to a significant degree such that we would generally expect a director who qualifies as one to also qualify as the other. Since the definitions are not identical, however, it is possible for a director to qualify as one and not as the other. For example, one of our directors would not qualify as an "external director" under the Companies Law because he is also a director of another subsidiary of Israel Corporation, while he continues to qualify as an "independent director" under NYSE rules.

        An external director must also have either financial and accounting expertise or professional qualifications, as defined in regulations promulgated under the Companies Law, and at least one of the external directors is required to have financial and accounting expertise. An external director is entitled to reimbursement of expenses and compensation as provided in regulations promulgated under the Companies Law but is otherwise prohibited from receiving any other compensation from us, directly or indirectly, during his term and for two years thereafter.

        Under the Companies Law, external directors must be elected at a shareholders' meeting by a simple majority of the votes cast on the matter, provided that such majority includes a majority of the votes cast by non-controlling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder's relationship with the controlling shareholder), unless the votes cast by such shareholders against the election did not exceed 2% of our aggregate voting rights. External directors serve for up to three terms of three years each, and our audit and finance committee and Board of Directors may nominate them for additional terms under certain circumstances. Even if an external director is not nominated by our Board of Directors for reelection for a second or third term, shareholders holding at least 1% of our voting rights have the right to nominate the external director for reelection. In such a case, the reelection can be approved without the approval of our controlling shareholder if it is approved by a majority of the votes cast by non-controlling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder's relationship with the controlling shareholder) and the votes cast by such shareholders approving the election exceed 2% of our aggregate voting rights. A term of an external director may be terminated prior to expiration only by a shareholder vote, by the same threshold required for election, or by a court, but in each case only if the external director ceases to meet the statutory qualifications for election or if the external director violates his duty of loyalty to us.

        Under the Companies Law, each committee of a company's board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company's audit committee and compensation committee.

        We currently have three external directors: Prof. Yair Orgler, whose third term commenced on September 5, 2012, Dr. Miriam Haran, whose second term commenced on August 29, 2012, and Mr. Yaacov Dior, whose first term commenced on October 5, 2011.

Financial Experts

        Our Board of Directors has resolved that at least three of its members must have financial and accounting expertise, as defined in regulations promulgated under the Companies Law. Our Board of Directors has determined that nine of our current directors meet such qualifications.

        In addition, our Board of Directors has determined that all members of our audit and finance committee are financially literate as determined in accordance with NYSE rules and that Mr. Dior and Prof. Orgler are qualified to serve as "audit committee financial experts" as defined by SEC rules.

Alternate Directors

        Our Articles of Association provide, consistent with Israeli law, that any director may appoint another person who is not a director or an alternate director to serve as his alternate director, subject to the approval of the Board of Directors. The term of an alternate director can be terminated at any time by the appointing director or the Board of Directors and automatically terminates upon the termination of the term of the appointing director. The Companies Law stipulates that an external director may not appoint an alternate director except under very limited circumstances. An alternate director has the same rights and responsibilities as a director, except for the right to appoint an alternate director. As of the date of this prospectus, no director has appointed any other person as an alternate director.

Our Committees

        Our Board of Directors has established the following committees. Each committee operates in accordance with a written charter that sets forth the committee's structure, operations, membership requirements, responsibilities and authority to engage advisors.

  Audit and Finance Committee

        Under the Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors who meet certain independence criteria and must include all of the company's external directors. The chairman of the audit committee is required to be an external director. The responsibilities of an audit committee under the Companies Law include identifying and addressing flaws in the business management of the company, reviewing and approving related party transactions, establishing whistleblower procedures, overseeing the company's internal audit system and the performance of its internal auditor, and assessing the scope of the work and recommending the fees of the company's independent accounting firm. In addition, the audit committee is required to determine whether certain related party actions and transactions are "material" or "extraordinary" for the purpose of the requisite approval procedures under the Companies Law and to establish procedures for considering proposed transactions with a controlling shareholder.

        In accordance with U.S. law and NYSE requirements, our audit and finance committee is also responsible for the appointment, compensation and oversight of the work of our independent auditors and for assisting our Board of Directors in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements.

        Our audit and finance committee consists of five directors: Prof. Yair Orgler (Chairman), Mr. Yaacov Dior, Dr. Miriam Haran, Mr. Victor Medina and Mr. Avraham (Baiga) Shochat. Our audit and finance committee complies with the requirements applicable to U.S. companies that are listed on the NYSE. All of the members are external directors or independent directors as defined in the Companies Law. All of the members are also independent as defined in SEC rules and NYSE listing requirements. Our Board of Directors has determined that all members of our audit and finance committee are financially literate as determined in accordance with NYSE rules and that Prof. Orgler and Mr. Dior are qualified to serve as "audit committee financial experts" as defined by SEC rules.

  Human Resources and Compensation Committee

        Under the Companies Law, the board of directors of a public company must establish a compensation committee. The compensation committee must consist of at least three directors who meet certain independence criteria and include all of the company's external directors, who are required to constitute a majority of its members. The chairman of the compensation committee must be an external director. The remaining members are required to meet certain independence criteria and be paid in accordance with the regulations governing the compensation of external directors. The responsibilities of a compensation committee under the Companies Law include recommending to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of directors and officers based on specified criteria, reviewing modifications to and implementing such compensation policy from time to time and approving the actual compensation terms of directors and officers prior to approval by the board of directors.

        Our human resources and compensation committee is also charged with oversight of our human resources strategy and key programs, including our "One ICL" program, senior leadership development, bonus and equity plans and top management evaluation and succession planning.

        Our human resources and compensation committee consists of three directors, Mr. Yaacov Dior (Chairman), Prof. Yair Orgler and Dr. Miriam Haran. All of the members are external directors as defined in the Companies Law and independent as defined in the NYSE listing requirements applicable to U.S. companies.

  Environment, Safety and Public Affairs Committee

        Our environment, safety and public affairs committee is charged with oversight of our environment and safety policies and programs and our community outreach, public relations and advocacy programs. It consists of four directors, Mr. Eran Sarig (Chairman), Mr. Chaim Erez, Dr. Miriam Haran and Mr. Avraham (Baiga) Shochat.

  Operations Committee

        The purpose of our operations committee is to assist our Board of Directors in fulfilling its responsibilities with respect to our capital management, business operations and strategy implementation, including M&A transactions and research and development strategy. Our operations committee is not authorized to exercise any power of our Board of Directors and therefore is entitled to include members who are not directors. The committee consists of six members, Mr. Nir Gilad (Chairman), Mr. Ovadia Eli, Mr. Chaim Erez, Mr. Victor Medina, Mr. Avisar Paz and Mr. Eran Sarig.

Internal Auditor

        Under the Companies Law, the board of directors is required to appoint an internal auditor recommended by the audit committee. The role of the internal auditor is to examine, among other things, whether the company's actions comply with applicable law and proper business procedures. The internal auditor may not be an interested party, a director or an officer of the company, or a relative of any of the foregoing, nor may the internal auditor be our independent accountant or a representative thereof. Our chief internal auditor oversees the work of various internal auditors throughout our organization. Our chief internal auditor is Mr. Shlomo Ben Shimol, who is a certified internal auditor and certified public accountant in Israel. The chief internal auditor serves for a period of three years. On March 12, 2013, Mr. Shlomo Ben Shimol's term was extended for an additional three years.

Fiduciary Duties and Approval of Related Party Transactions

  Fiduciary Duties of Directors and Officers

        Israeli law imposes a duty of care and a duty of loyalty on all directors and officers of a company. The duty of care requires a director or officer to act with the level of care with which a reasonable director or officer in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, under the circumstances, to obtain information on the advisability of a given action brought for his approval or performed by virtue of his position and other important information pertaining to such action. The duty of loyalty requires the director or officer to act in good faith and for the benefit of the company.

  Approval of Related Party Transactions

        Under the Companies Law, a related party transaction may be approved only if it is for the benefit of the company. A transaction that is not an extraordinary transaction in which a director or officer has a personal interest requires the approval of the board of directors, unless the articles of association of the company provide otherwise. Our Articles of Association provide that such a transaction, if it does not relate to a director's or officer's compensation terms, may be approved by any of our Board of Directors, our audit and finance committee, a disinterested director or officer or a person authorized for this purpose by our Board of Directors. If the transaction is an extraordinary transaction, it must be approved by the audit committee and the board of directors, and, under certain circumstances, by the shareholders of the company. An "extraordinary transaction" is a transaction other than in the ordinary course of business, other than on market terms or that is likely to have a material impact on the company's profitability, assets or liabilities.

        Pursuant to the Companies Law, extraordinary transactions in which a controlling shareholder has a personal interest require the approval of the audit committee, or the compensation committee if the transaction is in connection with employment or service with the company, the board of directors and the shareholders of the company. The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non-controlling shareholders having no personal interest in the matter or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company.

        The Companies Law prohibits any director who has a personal interest in an extraordinary transaction from being present for the discussion and voting pertaining to such transaction in the audit committee or board of directors. Notwithstanding, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the directors or members of the audit committee have a personal interest in the approval of such transaction. If a majority of the members of the board of directors have a personal interest in the transaction, such transaction also requires shareholder approval.

  Approval of Director and Officer Compensation

        Under the Companies Law, we are required to approve, at least once every three years, a compensation policy with respect to our directors and officers. Following the recommendation of our human resources and compensation committee, the compensation policy must be approved by our Board of Directors and our shareholders. The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non-controlling shareholders having no personal interest in the matter or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company. In general, the compensation terms of directors, the chief executive officer and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders. Generally, shareholder approval is not required for director compensation payable in cash up to the maximum amount set forth in the regulations governing the compensation of external directors. The compensation terms of other officers who report directly to the chief executive officer require the approval of the compensation committee and the board of directors.

        On July 17, 2013, our Board of Directors approved the compensation policy for our directors and officers in accordance with the recommendation of our human resources and compensation committee, which approved the compensation policy on July 16, 2013. Our compensation policy was approved by our shareholders on August 26, 2013. Certain amendments to the policy were approved in March 2014 and by our shareholders in May 2014.

Compensation of Directors and Officers

        External directors may be compensated only in accordance with regulations promulgated under the Companies Law. These regulations permit the payment of cash compensation within a specified range, depending on the size of the company, or cash or equity compensation that is consistent with the compensation paid to the other independent directors. All of our directors are entitled to receive cash compensation in the maximum amount set for our external directors in the regulations. In 2013, this amount for each director was approximately $42,000 per year and $1,700 per meeting attended, which amounted to aggregate compensation of approximately $1.0 million that was paid to our Board of Directors in that year. Directors who are employees of Israel Corporation do not receive additional fees for their services as directors. Instead, those fees are included in the annual management fees we pay to Israel Corporation. We do not have any agreement with directors providing for benefits upon termination of employment.

        The aggregate compensation paid to all of the members of our senior management (including the officers listed in the table below) was approximately $8 million in 2013. The following table and accompanying footnotes describe certain payments made to senior officers of the Company through the end of fiscal year 2013:

	Details of the Recipient			Payments for services
Name	Position	Scope of position	Holding in equity	Salary	Compensation(1)	Bonus(2)	Share-based payment		Total
				(in thousands of U.S. dollars)
Stefan Borgas(3)	Chief Executive Officer	100%	0.00%	1,003	1,495	1,735	2,319	(8)	5,549
Charles Weidhas(4)	Chief Executive Officer, Industrial Products	100%	0.00%	371	1,120	310	745	(9)	2,175
Asher Grinbaum(5)	Executive Vice President	100%	0.00%	452	745	476	745	(10)	1,966
Dani Chen(6)	Executive Vice President	100%	0.00%	384	643	434	745	(11)	1,822
Nissim Adar(7)	Chief Executive Officer, ICL Fertilizers	100%	0.00%	384	634	428	745	(12)	1,807

(1)
The salary set out in the above table includes all of the following components: monthly salary, social benefits, customary social and related provisions, company car and reimbursement of telephone expenses.

(2)
The bonus that appears in the above table represents the bonus with respect 2013, which was set in accordance with the provisions in our compensation policy and the bonus plan that was approved for Mr. Borgas by the general meeting of our shareholders in August 2013, and for the other officers, by our human resources and compensation committee and Board of Directors in August 2013. The table also includes the bonus paid to Mr. Borgas with respect to 2012, for a total of NIS 1,236 thousand, as approved by the general meeting of our shareholders in August 2013.

(3)
Mr. Stefan Borgas has served as our Chief Executive Officer since September 20, 2012. Mr. Borgas's employment agreement is for an unlimited period and may be terminated by either party at any time. His monthly salary, as of December 31, 2013, is $83,333. Stefan Borgas' salary is paid in NIS at the representative exchange rate on the date of payment. In addition to his monthly salary, Stefan Borgas is entitled to a monthly participation for the cost of a residence, in an amount of up to $8,250, for the shorter of the duration of the period of his employment with us or three years. Mr. Borgas is also entitled to a participation in education expenses of his children in Israel in a total annual net amount of up to $10,000 per child. In addition, Mr. Borgas is entitled to coverage for the cost of airplane tickets for two annual vacations in Europe for himself and for his family, as well as participation in his medical insurance. With respect to severance, other than in cases where the right to compensation is revoked under Israeli law, Mr. Borgas is entitled to a prior notice payment equivalent to 6 months' salary if his resignation is at his request, and equivalent to 12 months' salary if his resignation is initiated by us. In addition to the amounts provided regularly for pension and compensation, the severance compensation for Mr. Borgas will be calculated and paid based on the seniority he accumulates in our Company and on the basis of his last monthly salary multiplied by the number of years he is employed by us.

(4)
Mr. Charles Weidhas served until September 30, 2013 as Chief Executive Officer of our Performance Products segment. Beginning on October 1, 2013, he serves as Chief Executive Officer of our Industrial Products segment. Mr. Weidhas's employment agreement is for an unlimited period and may be terminated by either party at any time by written notification. Mr. Weidhas has a notice period and an adjustment period of 6 months each and is entitled to one-time relocation expenses for a total of $60,000 net and to life insurance and health insurance for himself and his family. For a period of 5 years, Mr. Weidhas is entitled to coverage for the cost of airplane tickets for two annual visits to the United States for himself and his wife. Mr. Weidhas's monthly salary as of December 31, 2013 is approximately NIS 117,000. His employment agreement states that his salary will be updated twice a year according to the rise in the CPI in the months that passed since the last update. He is also entitled to maintain the net amount in respect of all payments made to him as would be obtained in the United States (tax equalization). In addition to the amount provided regularly to the pension fund and/or to the managers insurance, Mr. Weidhas is entitled to severance payment equal to his last salary multiplied by the number of years he serves as Chief Executive Officer of our Industrial Products segment.

(5)
Mr. Asher Grinbaum serves as executive vice-president and Chief Operating Officer. The 1994 employment contract with Mr. Grinbaum, as amended to date, states that Mr. Grinbaum's salary will be updated twice a year according to the rise in the CPI in the months that passed since the last update. The employment contract is not limited in time and will remain in force until it is ended by one of the parties by means of providing prior written notification. Mr. Grinbaum is entitled to an adaptation period of 6 months. According to the employment contract and the salary updates, as decided by our Board of Directors from time to time, Mr. Grinbaum's salary as of December 31, 2013 was approximately NIS 137,000. In addition Mr. Grinbaum is entitled, beyond the current provisions for pension benefits and/or managers' insurance, to additional severance pay equal to his last salary times the years of his service with us.

(6)
Mr. Dan (Dani) Chen served until September 30, 2013 as Chief Executive Officer of our Fertilizers segment, and beginning on October 1, 2013, serves as Executive Vice President for our Corporate Relations department. The 1978 employment contract with Mr. Chen, as amended to date, states that Mr. Chen's salary will be updated twice a year according to the rise in the CPI in the months that passed since the last update. The employment contract is not limited in time and will be in force until it is ended by one of the parties giving prior written notification. Mr. Chen is entitled to a notice period of 6 months. According to the employment contract and the salary updates, as decided by our Board of Directors from time to time, Mr. Chen's salary as of December 31, 2013 is approximately NIS 117,000. In addition, Mr. Chen is entitled, beyond the current provisions for pension funds and/or managers' insurance, to severance pay in the amount of his last salary multiplied by the number of years of his service with us.

(7)
Mr. Nissim Adar served until September 30, 2013 as Chief Executive Officer of our Industrial Products segment and beginning on October 1, 2013, serves as Chief Executive Officer of our Fertilizers segment. The 2002 employment contract with Mr. Adar as amended to date, states that Mr. Adar's salary will be updated twice a year according to the rise in the CPI in the months that passed since the last update. The employment contract is not limited in time and will be in force until it is ended by one of the parties giving prior written notification. Mr. Adar is entitled to a notice period of 6 months. According to the employment contract and the salary updates, as decided by decisions of our Board of Directors from time to time, Mr. Adar's salary as of December 31, 2013 is about NIS 117,000. In addition, Mr. Adar is entitled, beyond the current provisions for pension benefits and/or managers' insurance, to severance pay equal to the amount of his last salary multiplied by the number of years of his service with us.

(8)
On November 26, 2012, an allotment of 1,190,000 non-negotiable options, for no consideration, was approved for Mr. Stefan Borgas under our 2012 Plan. On December 30, 2012, the options were assigned to a trustee in Mr. Borgas's favor. The options are exercisable into our ordinary shares at an exercise price of NIS 46.6 (subject to adjustments) and in three portions beginning in January 2015. The weighted financial value of these options, on the date of approval, was NIS 11.9 for the first and second portions, and NIS 12.7 for the third portion. The amount appearing in the table reflects the aggregate expenditure recorded by us in 2013 with regard to the allocation of options to Mr. Borgas, based on generally accepted accounting principles. The exercise price for converting the options into shares as of March 18, 2014 is NIS 42.49. This price is 41% higher than the last share price prior to March 18, 2014 (meaning, these options are "out of the money"). Yet the table above includes an amount which is 66% of the value of all the options allocated to Mr. Borgas (due to generally accepted accounting principles).

(9)
ON January 7, 2010, an allotment of 350,000 non-negotiable options, for no consideration, was approved for Mr. Charles Weidhas under our 2010 Plan. The options are exercisable into our ordinary shares at an exercise price of NIS 53.1 in three portions, commencing in January 2011. The weighted financial value of each option on the eve of approval was NIS 18.1 for the first and second portions and NIS 19.3 for the third portion. The financial value was based on the price of our ordinary shares on the TASE on the eve of the allotment, which was NIS 53.1, the same as the exercise price. Mr. Weidhas did not exercise these options and they expired.

On November 26, 2012, an allotment of 380,000 non-negotiable options was approved, for no consideration for Mr. Weidhas under our 2012 Plan. On December 30, 2012, the options were allocated to a trust on behalf of Mr. Weidhas. The options are exercisable into our ordinary shares at an exercise price of NIS 46.6 (subject to adjustments) and in three portions beginning in January 2015. The weighted financial value of these options, on the date of approval, was NIS 11.9 for the first and second portions, and NIS 12.7 for the third portion. The exercise price for converting the options into shares as of March 18,2014 was NIS 42.49. This price is 41% higher than the last share price prior to March 18, 2014 (meaning these options are "out of the money"). Yet the table above includes an amount which is 66% of the value of all the options allocated to Mr. Weidhas (due to generally accepted accounting principles).

(10)
On January 7, 2010, an allotment of 350,000 non-negotiable options, for no consideration, was approved for Mr. Asher Grinbaum under our 2010 Plan. The options are exercisable into our ordinary shares at an exercise price of NIS 53.1 in three portions, beginning in January 2011. The weighted financial value of each option on the eve of approval is NIS 18.1 for the first and second portions and NIS 19.3 for the third portion, based upon the price of the share of NIS 1 par value in the TASE on the eve of the grant, which was NIS 53.1, the same as the exercise price. The amount appearing in the table reflects the aggregate expenditure recorded by us with respect to granting of options, based on generally accepted accounting principles. In 2013, Mr. Grinbaum exercised 233,333 options from the first and second portions. The third portion options were not exercised and expired in January 2014.

On November 26, 2012, an allotment of 380,000 non-negotiable options was approved, for no consideration, for Mr. Asher Grinbaum under our 2012 Plan. On December 30, 2012 the options were allocated to a trustee on behalf of Mr. Grinbaum. The options are exercisable into our shares at an exercise price of NIS 46.6 (subject to adjustments) in three portions beginning in January 2015. The weighted financial value of these options, on the date of approval, was NIS 11.9 for the first and second portions, and NIS 12.7 for the third portion. The amount appearing in the table reflects the aggregate expenditure recorded by us with regard to granting of options, based on generally accepted accounting principles. The exercise price for converting the options into shares as of March 18,2014 was NIS 42.49. This price is 41% higher than the last share price prior to March 18, 2014 (meaning these options are "out of the money"). Yet the table above includes an amount which is 66% of the value of all the options allocated to Mr. Grinbaum (due to generally accepted accounting principles).

(11)
On January 7, 2010, an allotment of 350,000 non-negotiable options, for no consideration, was approved for Mr. Dani Chen under our 2010 Plan. The options are exercisable into our shares at an exercise price of NIS 53.1 in three portions, beginning in January 2011. The weighted financial value of each option, immediately prior to the approval, is NIS 18.1 for the first and second portions and NIS 19.3 for the third portion, based upon the price of the share of NIS 1 par value on the TASE on the eve of the grant, which was NIS 53.1, the same as the exercise price. The amount appearing in the table reflects the aggregate expenditure recorded by us with respect to granting of options, based on generally accepted accounting principles. In 2013, Mr. Chen exercised 233,333 options from the first and second portions. The third portion options were not exercised and expired in January 2014.

On November 26, 2012, an allotment of 380,000 non-negotiable options was approved, for no consideration, for Mr. Dani Chen under our 2012 Plan. On December 30, 2012, the options were assigned to a trustee in Mr. Chen's favor. The options are exercisable into our ordinary shares at an exercise price of NIS 46.6 (subject to adjustments) and in three portions beginning in January 2015. The weighted financial value of these options, on date of approval, was NIS 11.9 for the first and second portions, and NIS 12.7 for the third portion. The amount appearing in the table reflects the aggregate expenditure recorded by us with respect to granting of options, based on generally accepted accounting principles. The exercise price for converting the options into shares as of March 18, 2014 is NIS 42.49. This price is 41% higher than the last share price prior to March 18, 2014 (meaning, these options are "out of the money"). Yet the table includes an amount which is 66% of the value of all the options allocated to Mr. Chen (due to generally accepted accounting principles).

(12)
On January 7, 2010, an allotment of 350,000 non-negotiable options, for no consideration, was approved for Mr. Nissim Adar, under our 2010 Plan. The options are exercisable into our ordinary shares at an exercise price of NIS 53.1 in three portions, beginning in January 2011. The weighted financial value of each option, immediately prior to the approval, is NIS 18.1 for the first and second portions and NIS 19.3 for the third portion, based upon the price of the share of NIS 1 par value in the TASE on the eve of the allotment, which was NIS 53.1, the same as the exercise price. The amount that appears in the table reflects our indirect expenses for the allotment of the options based on generally accepted accounting principles. In 2013, Mr. Adar exercised 233,333 options of the first and second portions. The third portion options were not exercised and expired in January 2014.

On November 26, 2012, an allotment of 380,000 non-negotiable options was approved, for no consideration, for Mr. Nissim Adar under our 2012 Plan. On December 30, 2012, the options were assigned to a trustee in Mr. Adar's favor. The options are exercisable into our ordinary shares at an exercise price of NIS 46.6 (subject to adjustments) in three portions beginning in January 2015. The weighted financial value of these options, on the date of approval, was NIS 11.9 for the first and second portions, and NIS 12.7 for the third portion. The amount that appears in the table reflects our indirect expenses for the grant of the options and is based on generally accepted accounting principles. The exercise price for converting the options into shares as of the date of publication of our audited financial statements in Israel is NIS 42.49. This price is 41% higher than the last share price prior to the date of publication of our audited financial statements in Israel (meaning, these options are "out of the money"). Yet the table above includes an amount which is 66% of the value of all the options allocated to Mr. Adar (due to generally accepted accounting principles).

          In December 2012, Amendment 20 to the Companies Law entered into effect, whereby public companies such as us were required to set a compensation policy for their directors and officers. At the same time, we decided to formulate a comprehensive compensation plan (the "Global Compensation Plan") for our and our subsidiaries' directors and officers, in and outside Israel, to create an orderly system of principles and rules for provision of compensation and incentives to directors and officers. In the view of our management, the Global Compensation Plan is a central tool for administering our senior management personnel resources, which drive our growth. The goal of the plan is to recruit, preserve and advance experienced and leading managers, in and outside Israel, and to provide them incentives by means of an incentive package that creates a proper balance between fixed and variable compensation components, while applying our long-standing profit-sharing policy.

Pensions, Retirement and Similar Benefits

          We set aside or accrued approximately $0.85 million in the aggregate for pension or other retirement benefits for our directors and senior management in 2013.

Incentive Compensation Plans

  The 2007 Options Plan

        On January 28, 2007, the Company's Board of Directors approved a plan (the "2007 Plan") for a grant of 12.9 million non-transferable options to purchase our ordinary shares, to a group of officers and other senior employees holding management positions with the Company and companies it controls, in and outside Israel.

        Between January and March 2007, 11.8 million options were granted under the 2007 Plan, of which 2.2 million were granted to our former Chief Executive Officer.

        The options from the 2007 Plan vested in three equal annual installments from the date of approval of the Board of Directors. The expiration date of the options was 60 months after the date of approval of the Board of Directors.

  The 2010 Options Plan

        On January 7, 2010, our Board of Directors approved a plan (the "2010 Plan") for the grant of 10,930,500 non-transferable options to 318 of our executives and senior employees in Israel and overseas, including 1,100,000 options to our former Chief Executive Officer and 800,000 options to our Chairman of the Board. On February 15, 2010, at an extraordinary general meeting of our shareholders, the grant to the Chairman of the Board was approved. The options vested in three equal annual installments from the date of approval of the Board of Directors. The expiration date of the options for the first and second installments was at the end of 36 months from the date of grant and the expiration date of the options for the third portion was at the end of 48 months from the date of grant.

  The 2012 Options Plan

        On November 26, 2012, our Board of Directors approved a plan (the "2012 Plan") for the grant of up to 12,000,000 non-transferable options to 416 of our officers and senior employees in Israel and overseas. On December 27, 2012, 11,999,400 options were granted, including 1,190,000 options to our Chief Executive Officer. This plan includes a "ceiling" for the value of the shares where if, as of the exercise date, the closing price of our shares is higher than twice the exercise price, the number of shares to be issued upon exercise will be reduced to the number of shares having an aggregate market price equal to twice the aggregate exercise price. The options vest in three equal annual installments from the date of approval of the Board of Directors, subject to acceleration in the event of a transfer of control of the Company. The expiration date of the options for the first and second installments is at the end of 48 months from the date of grant and the expiration date of the options for the third installment is at the end of 60 months from the date of grant.

        Every option may be exercised for one ordinary share of NIS 1 par value of the Company. The options granted to the employees in Israel are subject to the provisions of Section 102 of the Income Tax Ordinance (New Version) and the regulations promulgated thereunder, and our Board of Directors elected that such grants be made through a trustee, under the Capital Gains Track of such Section 102.

        The exercise price is linked to the CPI that is known on the date of payment. In case of a distribution of a dividend by us, the exercise price is reduced, on the "ex-dividend" date, by the amount of the dividend per share (gross), based on the amount thereof in NIS on the effective date.

  Fair Value of Options

        The fair values of the options granted under the 2007 Plan and 2010 Plan were estimated on the basis of the Black-Scholes model for the pricing of options. The fair values of the options granted under the 2012 Plan were estimated on the basis of a binomial model for valuing options. The parameters used in applying the models are as follows:

	2007 Plan	2010 Plan	2012 Plan
Share price (in NIS)	25.59	53.1	46.6
CPI-linked exercise price (in NIS)	25.59	53.1	46.6
First and second increment	24.60%	54.98%	36.7%
Third increment	24.60%	48.45%	44.2%
First and second increment	4	2.5	4
Third increment	4	3.5	5
Risk-free interest rate:
First and second increment	3.34%	0.59%	0.22%
Third increment	3.34%	1.29%	0.54%
Economic value (in $ millions)	17.9	54.3	37.7

  The 2013 Cash Incentive Plan

        On May 12, 2013, our Board of Directors decided to approve a long-term compensation plan (the "2013 Plan") for approximately 11,300 of our employees, in and outside Israel, who are not participants in our 2012 Plan. The maximum cost of the new plan is approximately $45 million. Based on the criteria set forth in the 2013 Plan, every participant will be paid an amount of up to $4,050, subject to our net income in each of the three years 2013, 2014 and 2015 meeting the requirements set forth in the plan. As of December 31, 2013, the requirements of the 2013 Plan had not been met and therefore no liability was included in our financial statements in respect of the 2013 Plan.

Loans Extended and Guarantees Provided

        We have not extended any loans to members of our Board of Directors or to our executive officers, nor have we guaranteed any loans on their behalf.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Parties

  Registration Rights Agreement

        We intend to enter into a registration rights agreement with Israel Corporation in connection with this offering. We obtained shareholder approval of our entry into this agreement on May 8, 2014. We expect such agreement will provide for customary demand, piggyback and shelf registration rights and will provide that we will perform various actions and comply with various requirements to facilitate and promote such registrations, as well as cover certain expenses of Israel Corporation in connection with any such registration.

  Joint Insurance

        On August 30, 2007, following approval by our audit and finance committee and our Board of Directors, our shareholders approved a framework resolution, which was amended on November 10, 2008, to purchase an insurance policy for two-tier coverage of director and officer liability in conjunction with Israel Corporation. The first tier, which was shared with Israel Corporation, had a joint liability limit of up to $20 million, and the premiums were paid 55% by us and 45% by Israel Corporation. The second tier covered us alone for up to $185 million. On August 16, 2011, our Board of Directors, in accordance with the authority vested in them by our shareholders, approved raising the second tier insurance to $200 million.

        On August 29, 2012, following approval by our audit and finance committee and our Board of Directors, our shareholders approved a new framework resolution to purchase an insurance policy for two-tier coverage of director and officer liability in conjunction with Israel Corporation. The first tier, which is shared with Israel Corporation, has a joint liability limit of up to $20 million, and the premiums are paid 42.5% by us and 57.5% by Israel Corporation. The second tier covers us alone for up to $200 million. This framework resolution is valid for up to three years.

        In August 2013, following approval by our audit and finance committee and our Board of Directors, our shareholders approved an increase of the total insurance cap to $350 million.

        In connection with this offering, we expect to update the terms of our insurance policy for directors and officers in accordance with the practice of companies listed in the United States, including with respect to the limit of liability, the premium and the apportioning of the insurance premium to be paid between us and Israel Corporation. Similar to our existing policy, the insurance policy would include a joint tier with Israel Corporation with a liability limit of up to $20 million and a separate tier that covers us alone for up to $350 million, with our directors and officers as beneficiaries of both tiers. In contrast to our existing policy, premiums on the joint tier will be paid 60% by us and 40% by Israel Corporation. The new insurance policy was approved by our shareholders, as a three year framework resolution, on May 8, 2014.

  Management Fees to Controlling Shareholder

        We have paid our parent company, Israel Corporation, annual management fees since 1996. In June and July of 2009, following approval by our audit and finance committee, our Board of Directors and shareholders, respectively, approved an increase in the management fees to $3.5 million per year for each of the years from 2009 to 2011. On July 20, 2009, the revision was approved at the general meeting of our shareholders. On October 5, 2011, after approval by our audit and finance committee and our Board of Directors, the extension of the previous management fees paid to Israel Corporation and/or H.L. Management and Consulting (1986) Ltd., a wholly owned subsidiary of Israel Corporation, was approved for three years from January 1, 2012 through December 31, 2014 at the general meeting of our shareholders. Management services include routine general consultation, such as professional, financial, strategic and managerial consultation, and consultation and representation in communication and regulation issues. The parties may agree to expand the management services to additional areas. We currently pay Israel Corporation annual management fees of $3.5 million, plus VAT.

  Relationships with Sister Companies

        A subsidiary in our Performance Products segment entered into a long-term agreement with an interested party of the Company for the acquisition of food-quality phosphoric acid. The agreement was signed before the subsidiary was acquired by us and is in effect until 2018.

        On February 28, 2013, our audit and finance committee and our Board of Directors authorized certain of our Israeli subsidiaries in our Industrial Products segment to purchase electricity from OPC Rotem Ltd. During 2013, additional subsidiaries from our Fertilizers segment entered into an agreement with OPC Rotem Ltd. to purchase electricity in accordance with the amended agreement authorized on February 28, 2013.

  Short-Term Loan

        On June 26, 2012, we received a short-term loan in the amount of $50 million from our controlling shareholder, Israel Corporation, that bears interest at the three-month LIBOR plus a margin of 0.7% (1.22%). Commencing from December 24, 2012, the loan was extended every three months on the same terms on which it was originally received. On September 26, 2013, the loan was extended for a period of six months based on the six-month LIBOR plus a margin of 0.49% (0.86%). On March 26, 2014, the loan period was extended by an additional six months and the interest rate was updated to a rate of 0.77625%. The terms of this loan are similar to market terms.

        The table below sets forth certain income statement information with respect to our related party transactions for the period indicated.

	For the year ended December 31
	2013	2012	2011
	(in thousands of U.S. dollars)
Sales	9,958	14,693	11,674
Cost of sales	131,845	94,512	72,528
Selling, transport and marketing expenses	18,424	36,019	41,159
Management fees to the parent company	4,002	3,792	3,500

        The table below sets forth certain balance sheet information with respect to our related party transactions for the periods indicated.

	As at December 31
	2013	2012	2011
	(in thousands of U.S. dollars)
Long-term deposits, net of current maturities	780	958	1,152
Current maturities of long-term deposits	260	239	230
Other current assets	6,342	6,824	6,337
Other current liabilities(1)	73,558	73,087	15,860

(1)
The Company declares a dollar dividend that is paid in NIS, pursuant to the exchange rate on the effective date. The Company executes a hedging transaction in order to hedge the exposure to changes in the U.S. dollar/NIS exchange rate. The dividend paid to the Company's controlling shareholder, Israel Corporation, is made partly based on the exchange rate on the effective date and partly based on the exchange rate on the date of distribution. In addition, the dividend paid to an interested party is made pursuant to the exchange rate on the date of distribution.

        For additional information regarding our related party transactions, see note 29 to our audited financial statements.

 PRINCIPAL AND SELLING SHAREHOLDERS

        The following table presents as of May 14, 2014 (unless otherwise noted below) the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares and each of our directors and executive officers. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings. The ordinary shares offered hereby are being sold either by Israel Corporation or by the forward counterparties in connection with forward sale agreements between Israel Corporation and the forward counterparties. See "Underwriting" for more details.

        We are not controlled by another corporation, by any foreign government or by any natural or legal person except as set forth herein, and we know of no arrangements that would, at a subsequent date, result in a change of control of our Company.

	Ordinary Shares Beneficially Owned Prior to the Offering(1)		Ordinary Shares Offered in the Offering(2)		Ordinary Shares Beneficially Owned After the Offering(2)		Special State Share
Shareholder	Number	%	Number	%	Number	%	Number	%
Israel Corporation Ltd.(3)	665,485,881	52.38%					—	—
PotashCorp Agricultural Cooperative Society Ltd.(4)	176,088,630	13.86%	—	—	—	—	—	—
State of Israel(5)	—	—	—	—	—	—	1	100%
Yair Orgler	1,600	0.00%	—	—	1,600	0.00%	—	—
Avraham Shochat	2,000	0.00%	—	—	2,000	0.00%	—	—
Michael Hazan	8,300	0.00%	—	—	8,300	0.00%	—	—
Avi Doitchman	32,000	0.00%	—	—	32,000	0.00%	—	—
Eli Amit	8,993	0.00%	—	—	8,993	0.00%	—	—
Dani Chen	21,800	0.00%	—	—	21,800	0.00%	—	—
Herzel Bar Niv	57,334	0.00%	—	—	57,334	0.00%	—	—
Ofer Lifshitz	2,000	0.00%	—	—	2,000	0.00%	—	—

(1)
The percentages shown are based on 1,270,425,958 ordinary shares issued and outstanding as of May 14, 2014 (after exluding shares held by us or our subsidiaries). In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to options that are exercisable within 60 days of May 14, 2014. Shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person.

(2)
Assumes the sale by Israel Corporation to the underwriters of the maximum number of shares specified on the cover of this prospectus. If Israel Corporation determines to sell the ordinary shares to the underwriters, it will cease to have voting rights with respect to the ordinary shares subject to the offering, and if Israel Corporation determines to enter into forward sale agreements, it will cease to have voting rights with respect to the ordinary shares it makes available to the forward counterparties pursuant to such agreements. To the extent Israel Corporation determines to enter into forward sale agreements, it will, at the relevant settlement dates, regain voting rights with respect to the ordinary shares it makes available to the forward counterparties under these agreements if it elects cash settlement for such settlement dates.

(3)
Israel Corporation Ltd. is a public company listed for trading on the TASE. Based on the information we have received from Israel Corporation, Millennium Investments Elad Ltd. ("Millennium") and Mr. Idan Ofer are considered joint controlling shareholders of the Company for purposes of the Israeli Securities Law. Both Millennium and Mr. Ofer hold shares in our Company directly, and Mr. Ofer serves as a director of Millennium and has an indirect interest in our Company as a beneficiary of a trust that has indirect control of Millennium. Millennium holds approximately 46.94%

  of our share capital. To the best of our knowledge, Millennium is held by Mashat Investments Ltd. ("Mashat") and by Ex-T Investments Ltd. ("Ex-T Investments"), with 80% and 20% holdings, respectively. Mashat is a private company, which is wholly owned by a Dutch company, Ansonia Holdings B.V. ("Ansonia"). Ansonia is a wholly owned subsidiary of Jeremy Corporation N.V. (registered in Curaçao), which is a wholly owned subsidiary of the Liberian company, Court Investments Ltd. ("Court"). Court is wholly owned by a foreign discretionary trust of which Mr. Idan Ofer is a beneficiary. Ex-T Investments, which directly holds approximately 1.24% of our share capital, is a shareholder in Millennium. Ex-T Investments is a private company, wholly owned by Ex-T Holdings Ltd. ("Ex-T Holdings"), a private company whose ordinary shares are held in equal shares by Orona Investments Ltd (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd, a company that is controlled by a foreign discretionary trust of which Mr. Idan Ofer is the principal beneficiary. Mr. Ehud Angel holds a special share that gives him, inter alia, under certain limitations for certain issues, an additional vote on the board of directors of Ex-T Holdings. In addition, Kirby Enterprises Inc., which is indirectly held by a foreign trust that holds Mashat in which Mr. Idan Ofer is a beneficiary, holds approximately 0.74% of our share capital. Furthermore, Mr. Idan Ofer holds directly approximately 3.85% of our share capital.

(4)
PotashCorp Agricultural Cooperative Society Ltd. is an Israeli subsidiary of Potash Corporation of Saskatchewan Inc., a Canadian corporation whose shares are listed for trading on the Toronto Stock Exchange and the NYSE.

(5)
For a description of the different voting rights held by the holder of the Special State Share, see "Description of Share Capital—The Special State Share."

        Based upon a review of the information provided to us by our transfer agent, as of February 13, 2014, there were 49,789 holders of record of our ordinary shares, of which 621 record holders holding 119,903,799 ordinary shares, or approximately 9.3% of our outstanding ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial owners reside, since many of these shares were held of record by brokers or other nominees.

Significant Changes in Ownership by Major Shareholders

        There have not been any significant changes in ownership by our principal shareholders of our ordinary shares since January 1, 2011.

DESCRIPTION OF SHARE CAPITAL

        The following description of our share capital and provisions of our Articles of Association are summaries and are qualified by reference to the Articles of Association, which have been filed with the SEC as an exhibit to our registration statement, of which this prospectus forms a part.

        As of March 31, 2014, our authorized share capital consisted of 1,484,999,999 ordinary shares, par value NIS 1 per share, of which 1,295,015,589 ordinary shares were issued and outstanding (including shares held by us or our subsidiaries), and 1 Special State Share, par value NIS 1 per share, which was issued and outstanding. All of our outstanding shares have been validly issued, fully paid and are non-assessable. As of March 31, 2014, 24,590,041 ordinary shares were held by us or our subsidiaries. Shares acquired by our subsidiaries prior to February 2000 have both economic rights and voting rights. However, in accordance with Israeli law, ordinary shares issued to our subsidiaries or purchased by our subsidiaries after February 2000 have economic rights but not voting rights. Shares held by us have no economic rights or voting rights. Therefore, out of the ordinary shares held by us or our subsidiaries, 24,590,041 have no voting rights.

        As of March 31, 2014, an additional 11,995,400 ordinary shares were issuable upon the exercise of outstanding options granted to our officers and employees at a weighted average exercise price of NIS 42.92 per share. See "Management—Incentive Compensation Plans" for more information about our outstanding option plans.

        Since January 1, 2011, the only changes to our issued capital have been due to issuances of ordinary shares upon the exercise of options granted to our officers and employees. In 2011, 2012 and 2013, 2,991,740, 2,159,929 and 6,633,574 options under our equity compensation plans were exercised, resulting in the sale to certain of our officers and senior employees at a weighted average exercise price of NIS 18.61, NIS 16.84 and NIS 47.01, respectively, of 2,991,740, 2,159,929 and 6,633,574 ordinary shares, respectively. No options were exercised in the first quarter of 2014.

        We are an Israeli company incorporated with limited liability and our affairs are governed by the provisions of our Memorandum of Association and Articles of Association, each as amended and restated from time to time, and by the provisions of applicable Israeli law, including the Companies Law.

        Our number with the Israeli Registrar of Companies is 520027830. The purposes of our Company appear in Section 2 of our Memorandum of Association and Section 3 of our Articles of Association. They authorize us to engage in any lawful activity whatsoever, including any activities in the fields of extraction, manufacturing, trade, transport, marketing and distribution of various ores, minerals and substances or compounds, including downstream products or related products. In addition, our Articles of Association authorize us to donate reasonable amounts to any worthy causes. Our registered office is at Millennium Tower, 23 Aranha Street, Tel Aviv, 61070, Israel.

The Board of Directors

        Under the Companies Law and our Articles of Association, our Board of Directors may exercise all powers and take all actions that are not required under the Companies Law or under our Articles of Association to be exercised or taken by another corporate body, including the power to borrow money for the purposes of our Company. Our directors are not subject to any age limit requirement, nor are they disqualified from serving on our Board of Directors because of a failure to own a certain amount of our shares. For more information about our Board of Directors, see "Management."

 Our Ordinary Shares

  Dividends and Liquidation Rights

        Subject to the rights of holders of shares with preferential or special rights which may be authorized in the future, holders of our ordinary shares are entitled to participate in the payment of dividends pro rata in accordance with the amounts paid-up or credited as paid-up on the par value of such ordinary shares at the time of payment without taking into account any premium paid thereon. In the event of our liquidation, holders of our ordinary shares are entitled to a pro rata share of surplus assets remaining over liabilities, subject to rights conferred on any class of shares which may be issued in the future, again in accordance with the amounts paid-up or credited as paid-up on the par value of such ordinary shares, without taking into account any premium paid thereon.

        According to the Companies Law, a company may make a distribution of dividends out of its profits on the condition that there is no reasonable concern that the distribution may prevent the company from meeting its existing and expected obligations when they fall due. The Companies Law defines such profit as retained earnings or profits accrued in the last two years, whichever is greater, according to the last reviewed or audited financial statements of the company, provided that the date of the financial statements is not more than six months before the distribution. Declaration of dividends ordinarily requires a resolution of our Board of Directors but does not require shareholder approval.

        Under Israeli law, holders of ordinary shares are permitted to freely convert dividends and liquidation distributions into non-Israeli currencies, provided that we have withheld Israeli income tax with respect to such amounts. Certain reporting obligations may apply. Pursuant to the Bank of Israel Law, 5570-2010, currency control measures may be imposed by governmental action, under special circumstances, at any time.

  Voting Rights

        Holders of our ordinary shares are entitled to one vote for each share on all matters submitted to a vote of shareholders, subject to any special rights of the Special State Share or to any class of shares that may be authorized in the future. Cumulative voting is not permitted for the election of directors.

  Quorum

        The quorum required for a meeting of shareholders consists of at least two shareholders, present in person or by proxy, jointly holding more than 50% of the issued shares conferring voting rights. A shareholders' meeting will be adjourned for lack of a quorum, after half an hour from the time set for such meeting, to the same day in the following week at the same time and place, or any time and place as our Board of Directors designates in a notice to the shareholders. If at such adjourned meeting a quorum as specified above is not present within half an hour from the time designated for holding the meeting, two shareholders jointly holding at least one-third of the issued shares, present in person or by proxy shall constitute a quorum.

  Shareholders' Meetings and Resolutions

        The Chairman of our Board of Directors is entitled to preside as Chairman of each shareholders' meeting. If he is absent, his deputy or another shareholder elected by the present shareholders will preside. The Chairman has a casting vote in the event of a tie at shareholders' meetings.

        A simple majority is sufficient to approve shareholders' resolutions, including any amendment to our Articles of Association, unless otherwise required by our Articles of Association or by law. Certain actions require the consent of the holder of the Special State Share. See "—The Special State Share" below.

        We are required to hold an annual meeting of our shareholders once every calendar year, but no later than 15 months after the date of the previous annual meeting. All meetings other than the annual meeting of shareholders are referred to as special meetings. Our Board of Directors may call special meetings whenever it sees fit, at such time and place as it may determine. In addition, the Companies Law provides that the board of directors of a public company is required to convene a special meeting upon the request of:

  •
  any two directors of the company or one quarter of the board of directors; or

  •
  one or more shareholders holding, in the aggregate: (i) five percent of the outstanding shares of the company and one percent of the voting power in the company; or (ii) five percent of the voting power in the company.

        The Companies Law enables our Board of Directors to fix a record date to allow us to determine the shareholders entitled to notice of, or to vote at, any meeting of our shareholders. Under current regulations, the record date may be not more than forty days and not less than four days prior to the date of the meeting and notice is required to be published at least 21 or 35 days prior to the meeting, depending on the type of items on the agenda.

  Modification of Shareholders' Rights

        The rights attached to a class of shares may be altered by the approval of the shareholders of such class holding a majority of the voting rights of such class. The provisions in our Articles of Association pertaining to general meetings also apply to any special meeting of a class of shareholders. The quorum required for such special meeting is at least two persons who are the holders of more than 50% of the issued shares of that class represented in person or by proxy at such meeting. If such special meeting is adjourned due to a lack of quorum, the quorum required at the subsequent meeting will be at least two persons who are holders of at least one-third of the issued shares of that class or their proxies.

  Preemptive Rights

        No preemptive rights are attached to our ordinary shares.

  Restrictions on Non-Residents of Israel

        The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Memorandum of Association, our Articles of Association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel and except for transfers regulated by the terms of the Special State Share.

The Special State Share

        The State of Israel holds a nontransferable Special State Share in ICL in order to preserve the State's vital interests. Any change in provisions of our Articles of Association relating to the rights attached to the Special State Share requires approval from the State of Israel. The Special State Share grants its holder the rights described below.

        Without the approval of the holder of the Special State Share, the sale or transfer of material assets of the Company or granting any other rights in the abovementioned assets, not in the ordinary course of our business, whether in one transaction or in a series of transactions, is invalid. The holder of the Special State Share has the right to oppose the transfer of a material asset as stated above only if, in its opinion, such transfer is likely to harm one of the "State's vital interests" enumerated below. Restrictions are similarly imposed on voluntary liquidation, mergers and reorganizations, excluding certain exceptional cases enumerated in our Articles of Association.

        In addition, without the approval of the holder of the Special State Share, any acquisition or holding of 14% or more of our outstanding share capital is not valid. In addition, any acquisition or holding of 25% or more of our outstanding share capital (including an increase of holdings to 25%) is not valid without the approval of the holder of the Special State Share, even if in the past the approval of the holder of the Special State Share had been received for ownership of less than 25%. Our Articles of Association set forth procedures required to be followed by a person who intends to acquire shares in an amount that would require the approval of the holder of the Special State Shares. A pledge over shares is treated like an acquisition of shares. As a condition to voting at any shareholders' meeting, each interested party in the Company, including a holder of 5% or more of our outstanding shares, will be required to certify in writing that the voting power derived from the holding of shares does not require the approval of the holder of the Special State Share or that such approval has been obtained.

        In addition to the above, the approval of the holder of the Special State Share is required for the ownership of any shares that grant their holder the right, ability or practical potential to appoint directly or indirectly 50% or more of our directors, and such appointments will not be valid as long as that approval has not been obtained.

        The holder of the Special State Share has the right to receive information from us, as provided in our Articles of Association. Our Articles of Association also provide that the holder of the Special State Share will use this information only to exercise its rights under the Articles of Association for purposes of protecting the State's vital interests.

        Our Articles of Association also impose a periodic reporting obligation on us for the benefit of the holder of the Special State Share, regarding all asset-related transactions approved by our Board of Directors during the three months prior to the date of the report, any changes in share capital ownership and any voting agreements among the Company's shareholders signed during that period.

        The following are the "State's vital interests" as defined in our Articles of Association for purposes of the Special State Share:

  •
  To preserve the character of the Company and its subsidiaries Dead Sea Works, Rotem, Dead Sea Bromine Company, Bromine Compounds and Tami as Israeli companies whose centers of business and management are in Israel. In our estimation, this condition is being fulfilled.

  •
  To monitor the control over minerals and natural resources, for purposes of their efficient development and utilization, including maximum utilization in Israel of the results of investments, research and development.

  •
  To prevent acquisition of a position of influence in the Company or the foregoing Israeli subsidiaries by hostile entities or entities likely to harm foreign relations or security of the State of Israel.

  •
  To prevent acquisition of a position of influence in the Company or the foregoing Israeli subsidiaries or management of such companies, whereby such acquisition or management will create a situation of significant conflicts of interest likely to negatively impact one of the vital interests enumerated above.

        Furthermore, our headquarters and the ongoing management and control over our business activities must be in Israel. The majority of the members of our Board of Directors must be Israeli citizens and residents. In general, meetings of our Board of Directors must take place in Israel.

        Other than the rights enumerated above, the Special State Share does not grant the holder any voting or equity rights.

        The State of Israel also holds a Special State Share in the following ICL subsidiaries: Dead Sea Works, Dead Sea Bromine Company, Rotem, Bromine Compounds, Tami and Dead Sea Magnesium. In addition, according to the Israeli governmental decision approving our privatization in 1995, the State of Israel has the right to receive a Special State Share in any of the Company's current and future subsidiaries in order to protect the State of Israel's vital interests. The rights granted by these shares according to the Articles of Association of these subsidiaries are substantially similar to the rights enumerated above. The full provisions governing the rights of the Special State Share appear in our Articles of Association and in the Articles of Association of Dead Sea Works, Rotem, Dead Sea Bromine Company, Bromine Compounds, Tami and Dead Sea Magnesium and are available for the public's review. We report to the State of Israel on an ongoing basis in accordance with the provisions of our Articles of Association. Certain asset transfer or sale transactions that in our opinion require approval, have received the approval of the holder of the Special State Share.

Anti-Takeover Provisions; Mergers and Acquisitions

  Mergers

        The Companies Law permits mergers with the approval of each party's board of directors and shareholders. In accordance with the Companies Law, our Articles of Association provide that a statutory merger may be approved at a shareholders meeting by a majority of the voting rights represented at the meeting, in person or by proxy, and voting on the merger. Shares held by the other party to the merger and the shares of any person holding at least 25% of the outstanding voting shares or the means of appointing the board of directors of the other party to the merger, or the relatives or companies controlled by these persons, are excluded from the vote. In addition, our Articles of Association provide that a merger must be approved by the holder of our Special State Share.

        Under the Companies Law, a merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. In addition, a merger may not be completed until at least 50 days have passed from the date that a merger proposal was filed with the Israeli Registrar of Companies by each party and 30 days have passed since the merger was approved by the shareholders of each party.

        Mergers may also be conducted by court order under a plan of arrangement.

  Tender Offers

        The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% of the voting rights in the company, unless there is already a person holding 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, unless there is already a person holding more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval or (ii) was from a 25% or 45% shareholder, as the case may be. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer generally may be consummated only if (i) at least 5% of the voting rights in the company will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

        If as a result of an acquisition of shares the acquirer will hold more than 90% of a company's outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If as a result of a full tender offer the acquirer would own more than 95% of the outstanding shares (including a majority of the shares held by disinterested shareholders), then all the shares that the acquirer offered to purchase will be transferred to it. The Companies Law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of such a tender offer and the payment of the fair value of the shares by the acquirer, but the acquirer is entitled to stipulate that tendering shareholders forfeit their appraisal rights. If as a result of a full tender offer the acquirer would own 95% or less of the outstanding shares, then the acquirer may not acquire shares that will cause his shareholding to exceed 90% of the outstanding shares.

  Tax Law

        Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the merging companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is for a limited period and can become payable even if no actual disposition of the shares has occurred.

Shareholder Duties

        Under the Companies Law, a shareholder has a duty to act in good faith and customary manner toward the company and other shareholders and to refrain from abusing its power in the company. This duty applies, inter alia, when voting at a meeting of shareholders on the following matters:

  •
  an amendment to the company's articles of association;

  •
  an increase of the company's authorized share capital;

  •
  a merger; or

  •
  certain related party transactions.

        In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, under the company's articles of association, has the power to appoint or to prevent the appointment of a director or officer of the company or another power with respect to the company. The Companies Law does not define the substance of this duty of fairness. However, a shareholder's breach of the duty of fairness is subject to laws regarding breaches of contracts and takes into account the status of such shareholder with respect to the company.

Listing

        We intend to apply to have our ordinary shares approved for listing on the NYSE under the symbol "ICL."

Transfer Agent and Registrar

        We have appointed American Stock Transfer & Trust Company, LLC, New York, New York, as the U.S. transfer agent and registrar for our ordinary shares. The transfer agent and registrar for our ordinary shares in Israel is Registration Company of Bank Hapoalim Ltd.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, our ordinary shares have been traded only on the TASE. The prevailing market price of our ordinary shares could be adversely affected by future sales of our ordinary shares in the public market, the availability of such shares for sale in the public market or the perception that future sales could occur.

        We have a total of 1,295,015,589 ordinary shares outstanding, assuming no exercise of any options outstanding as of December 31, 2013. All of our outstanding shares will be freely transferable and may be resold in the United States without restriction or further registration under the Securities Act, except for shares held by our "affiliates," as that term is defined in Rule 144 under the Securities Act, or as provided below under "—Lock-Up Agreements." Under Rule 144 under the Securities Act, an "affiliate" of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company. Affiliates may sell only the volume of shares described below and their sales are subject to the additional restrictions described below.

Rule 144

        In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144, for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of our then-outstanding ordinary shares or the average weekly trading volume of our ordinary shares on the NYSE during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Stock Options

        As of December 31, 2013, 15,742,655 ordinary shares were issuable upon the exercise of options outstanding under our incentive compensation plans at weighted average exercise prices of NIS 45.98 per share and NIS 44.59 per share with respect to the 2010 Plan and 2012 Plan, respectively, of which 3,747,255 options under the 2010 Plan expired in January 2014 without exercise. 11,995,400 ordinary shares were reserved for issuance under our option plans. See "Management—Incentive Compensation Plans" for more information about our stock options.

        Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all ordinary shares subject to outstanding options. This registration statement will become effective immediately upon filing, and shares registered thereunder will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

        We, our directors and officers and Israel Corporation will sign lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the sale of ordinary shares held by them for 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us.              may, in its sole discretion, release all or any portion of the shares subject to lock-up agreements. See "Underwriting" for a description of these lock-up agreements.

 TAX CONSIDERATIONS

        The following are material Israeli and U.S. federal income tax consequences of the ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to own ordinary shares. This discussion does not address all the aspects of Israeli or U.S. tax law that may be relevant to an investor in light of its particular circumstances or to certain types of investors subject to special treatment under applicable law. The following discussion also contains an overview of the current tax regime applicable to companies in Israel, with specific reference to its effect on us. This discussion is based upon the tax laws of Israel and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Israeli Tax Considerations

Taxation of the Company

General Corporate Tax Structure

        Israeli companies are generally subject to corporate tax on their taxable income at the rate of 25% for the 2013 tax year and 26.5% for the 2014 tax year. Pursuant to an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the "Tax Ordinance"), which came into effect on January 1, 2014, the corporate tax rate is scheduled to remain at 26.5% for future tax years. Israeli companies are generally subject to capital gains tax at the corporate tax rate.

Tax Benefits under the Law for the Encouragement of Capital Investments

        The Law for the Encouragement of Capital Investments, 1959 (the "Investments Law"), as in effect until April 2005, provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade (currently called the Ministry of the Economy) of the State of Israel, be designated as an Approved Enterprise. See below regarding an amendment to the Investments Law that came into effect in 2005 and a reform of the Investments Law that came into effect in 2011.

        Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. Taxable income of a company derived from an Approved Enterprise is subject to company tax at the maximum rate of 25% (rather than the regular corporate tax rate) for the applicable benefit period. The benefit period is typically seven years commencing from the year in which the Approved Enterprise first generated taxable income (limited to 12 years from commencement of production or 14 years from the start of the year of receipt of approval, whichever is earlier) and, under certain circumstances (as further detailed below), could extend to a period of ten years. Tax benefits under the Investments Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise's ordinary course of business.

        A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a "foreign investors' company." A "foreign investors' company" is a company more than 25% of whose share capital (calculated as combined share and loan capital) is owned by non-Israeli residents. A company that qualifies as a foreign investors' company and has an Approved Enterprise program is eligible for tax benefits for a ten-year benefit period. As specified below, depending on the geographic location of the Approved Enterprise within Israel, income derived from the Approved Enterprise program may be exempt from tax on its undistributed income for a period of between two and ten years and will be subject to a reduced tax rate for the remainder of the benefits period. The tax rate for the remainder of the benefits period is between 10% and 25%, depending on the level of foreign investment in each year.

        A company with an Approved Enterprise designation may elect to forego certain government grants extended to Approved Enterprises in return for an "alternative package of benefits." Under such alternative package of benefits, a company's undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the tax benefits under the Investments Law for the remainder of such benefits period.

        A company that has elected such alternative package of benefits and that subsequently pays a dividend out of income derived from an Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed (including the tax thereon) at the rate which would have been applicable had the company not elected the alternative package of benefits (10%-25%, depending on the extent of foreign ownership of the company's share capital). The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15%) if the dividend is distributed out of income derived during the tax exemption period. This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.

        The benefits available to an Approved Enterprise are contingent upon the satisfaction of certain conditions stipulated in the law and applicable regulations and the criteria set forth in the specific certificates of approval. In the event that these conditions are not satisfied, in whole or in part, we would be required to refund the amount of tax benefits received, as adjusted for increases in the consumer price index, plus interest.

        The production facilities of several group companies in Israel have received Approved Enterprise status under the Investments Law. We believe our Approved Enterprises operate in substantial compliance with all applicable conditions and criteria. We cannot assure you that we will continue to receive benefits for such programs at the current levels, if at all. For further information, see note 20 to our audited financial statements included elsewhere in this prospectus.

  Amendment of the Investments Law—2005

        On April 1, 2005, an amendment to the Investment Law came into effect, which is referred to as Amendment No. 60. Amendment No. 60 revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new Benefited Enterprise commences in the year in which taxable income is first generated by the company, or a later year selected by the company, on the condition that the company meets certain provisions set forth in the Investment Law. Amendment No. 60 applies to Benefited Enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received "Approved Enterprise" approval from the Investment Center on or prior to March 31, 2005, in which case the provisions of the amendment do not apply. Generally, under the amendment a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

        Amendment No. 60 changes the definition of "foreign investment" in the Investments Law to require a minimal investment of NIS five million by foreign investors. Furthermore, such definition was also amended to include the purchase of outstanding shares of the company from an existing shareholder, provided that the company's outstanding and paid-up share capital exceeds NIS five million. Such changes to the aforementioned definition are retroactive from 2003.

        Amendment No. 60 also added a specific taxation package, referred to as the "Ireland Track". Upon election, the Ireland Track provides for a 10-year term with a corporate tax rate of 11.5% and a tax rate of 4% on the distribution of dividends to foreign investors (15% to Israeli resident investors), with no further corporate tax implications on the distributing company.

        The production facilities of several group companies in Israel claimed Benefited Enterprise status under the Investments Law, and specifically under the Ireland Track. We believe our Benefited Enterprises operate in substantial compliance with all applicable conditions and criteria. We cannot assure you that our programs will continue to receive benefits at the current levels, if at all. For further information, see note 20 to our audited financial statements included elsewhere in this prospectus.

Reform of the Investments Law—2011

        On December 29, 2010, the Israeli Parliament approved an amendment to the Investments Law, effective as of January 1, 2011, which constitutes a reform of the incentives regime under such law, or the Investments Law Reform. Its provisions apply with respect to "preferred income" (as defined in the Investments Law Reform) produced from or generated by a new type of program called a Preferred Enterprise or Special Preferred Enterprise. The Investments Law Reform replaces the previous regime of Approved Enterprises and Benefitted Enterprises, although pre-existing programs are permitted to continue until the expiration thereof.

        The Investments Law Reform modifies the objectives of the Investments Law to focus on achieving enhanced growth in the business sector, improving the Israeli industry's competitiveness in international markets and creating employment and development opportunities in remote areas of Israel. It allows enterprises meeting certain criteria to enjoy grants as well as tax benefits. It also introduces changes to the map of geographic development areas for purposes of entitlement to preferential terms under the Investments Law.

        The main points of the Investments Law Reform are a standard reduced tax rate on all revenues that are entitled to benefits, which include the following:

  •
  A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise's entire preferred income, such that in the tax years 2011-2012 the reduced tax rate was 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel, in the tax year 2013 the reduced tax rate was 7% for development area A and 12.5% for the rest of Israel, and in the tax year 2014 and onwards the reduced tax rate will be 9% for development area A and 16% for the rest of Israel.

  •
  The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets, as was required prior to the Investments Law Reform.

  •
  A definition of "preferred income" was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a Preferred Enterprise.

  •
  A reduced dividend withholding tax rate of 15% for the tax year 2013 and 20% for the tax year 2014 and onwards will apply to dividends paid from preferred income to both Israeli and non-Israeli investors, with an exemption from such withholding tax applying to dividends paid to an Israeli company.

  •
  A special tax benefits route will be granted to certain industrial enterprises entitling them to a reduced tax rate of 5% for preferred income derived from industrial facilities located in development area A and 8% for those located elsewhere in Israel, provided that certain criteria are met and such enterprise can demonstrate its significant contribution to Israel's economy and promotion of national market objectives.

        The Investments Law Reform provides various transition provisions which allow, under certain circumstances, the application of the new regime to investment programs previously approved or elected under the Investments Law.

        Under the Investments Law Reform, incentives are not available to an industrial enterprise that is a mine, another plant for the extraction of minerals, or an oil exploration enterprise. Consequently, our plants that are defined as mining or mineral extraction operations will be unable to benefit from the incentives under the Investments Law Reform. The Investments Law Reform did not affect the incentives under pre-existing Approved Enterprises and Benefitted Enterprises, which are permitted to continue until the expiration thereof. Following the expiration of such existing programs, our effective tax rate in Israel (where we generate most of our profits) is expected to increase up to 26.5% beginning in 2018.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes)

        According to the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, an "industrial company" is a company resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency (exclusive of income from certain government loans, capital gains, interest and dividends), is derived from an enterprise whose major activity in a given tax year is industrial production activity.

        Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits:

  •
  amortization of purchases of know-how and patents over an eight-year period for tax purposes;

  •
  deductions over a three-year period of expenses involved with the issuance and listing of shares on a stock market;

  •
  the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

  •
  accelerated depreciation rates on equipment and buildings (subject to the extension of certain regulations).

        Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

        We believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law. We cannot assure you that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future.

Israeli Transfer Pricing Regulations

        On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect. Section 85A of the Tax Ordinance and such regulations generally require that all cross-border transactions carried out between associated parties will be conducted on an arm's length basis and will be taxed accordingly. The Company and its Israeli subsidiaries conduct transactions with non-Israeli group companies and believe they are in compliance with Section 85A of the Tax Ordinance and such regulations. However, no assurance can be given that the Israeli tax authorities will not challenge the pricing for any of our related party transactions.

Taxation of Investors

        In the opinion of Goldfarb Seligman & Co., the following are material Israeli income tax consequences to the investors described below of owning and disposing of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person's decision to acquire the ordinary shares.

Capital Gains Tax

        Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of capital assets located in Israel, including shares of Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index or a foreign currency exchange rate between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

  Israeli Residents

        Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is the corporate tax rate in Israel (26.5% commencing from January 2014) for Israeli companies and 25% for Israeli individuals, unless such shareholder claims a deduction for finance expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a "significant shareholder" at any time during the 12-month period preceding such sale, the tax rate will be 30%. A "significant shareholder" is defined as one who holds, directly or indirectly, including together with others, at least 10% of any means of control in the company. However, different tax rates will apply to dealers in securities. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.

        As of January 1, 2013, shareholders who are individuals with taxable income that exceeds NIS 800,000 in a tax year (linked to the Israeli consumer price index each year—NIS 811,560 for 2014) will be subject to an additional tax at the rate of 2% on the portion of their taxable income for such tax year that is in excess such threshold. For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

  Non-Israeli Residents

        Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside Israel, so long as such shareholders did not acquire their shares prior to the company's initial public offering and the gains did not derive from a permanent establishment of such shareholders in Israel. However, shareholders that are non-Israeli corporations will not be entitled to such exemption if Israeli residents hold an interest of more than 25% in such non-Israeli corporation or are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In certain instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

        In addition, pursuant to the Convention between the Government of the United States of America and the Israeli government with respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to particular conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel or is considered to be derived from or sale of Israeli real property interests for purposes of the U.S.-

Israel Tax Treaty. If a U.S. investor is not exempt from Israeli taxes under the U.S.-Israel Tax Treaty, such U.S. investor may be subject to Israeli tax, to the extent applicable as described above; however, under the U.S.-Israel Tax Treaty, such person may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Dividend Distributions

  Israeli Residents

        Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends). As of January 1, 2012, the tax rate applicable to such dividends is 25% or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution. Dividends paid from income derived from Approved, Benefited or Preferred Enterprises (accrued up to December 31, 2013) are subject to withholding at the rate of 15%. Dividends paid from income derived from Approved or Preferred Enterprises accrued from January 1, 2014 will be subject to withholding at the rate of 20%.

        Israeli resident companies are generally exempt from tax on the receipt of dividends paid on our ordinary shares (excluding dividends paid from income derived from Approved or Benefited Enterprises).

        We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders' tax liability.

  Non-Israeli Residents

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel, including dividends paid by Israeli companies. On distributions of dividends other than stock dividends, income tax (generally collected by means of withholding) will generally apply at the rate of 25%, or 30% for a shareholder that is considered a significant shareholder (as defined above) at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Dividends paid from income derived from Approved, Benefited or Preferred Enterprises (accrued up to December 31, 2013) are subject to withholding at the rate of 15%, or 4% for Benefited Enterprises in the Ireland Track. Dividends paid from income derived from Approved or Preferred Enterprises accrued from January 1, 2014 will be subject to withholding at the rate of 20%.

        If the dividend is attributable partly to income derived from an Approved, Benefited or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a weighted-average rate reflecting the relative portions of the various types of income.

        Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty is 25%. The treaty provides for reduced tax rates on dividends if (a) the shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and held such minimal percentage during the whole of its prior tax year, and (b) not more than 25% of the Israeli company's gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or corporations 50% or more of the outstanding voting shares of which is owned by the Israeli company. The reduced treaty rate, if applicable, is 15% in the case of dividends paid from income derived from Approved, Benefited or Preferred Enterprise or 12.5% otherwise.

 Material U.S. Federal Income Tax Considerations for U.S. Holders

        In the opinion of Davis Polk & Wardwell LLP, the following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person's decision to acquire the ordinary shares. This discussion applies only to a U.S. Holder that acquires the ordinary shares in this offering and holds the ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder's particular circumstances, including alternative minimum tax consequences, any aspect of the provisions of the Internal Revenue Code of 1986, as amended (the "Code") commonly known as the Medicare tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

  •
  certain financial institutions;

  •
  dealers or traders in securities who use a mark-to-market method of tax accounting;

  •
  persons holding ordinary shares as part of a "straddle", or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;

  •
  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  •
  entities classified as partnerships for U.S. federal income tax purposes;

  •
  tax-exempt entities, including "individual retirement accounts" or "Roth IRAs";

  •
  persons that own or are deemed to own 10% or more of our voting stock; or

  •
  persons holding our ordinary shares in connection with a trade or business conducted outside of the United States.

        If an entity that is classified as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal tax consequences of owning and disposing of the ordinary shares.

        This discussion is based on the Code, administrative pronouncements, judicial decisions, and final and proposed Treasury regulations, changes to any of which subsequent to the date of this offering may affect the tax consequences described herein.

        For purposes of this discussion, a "U.S. Holder" is a person who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares and is:

  •
  a citizen or individual resident of the United States;

  •
  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

  •
  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

        U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

        This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

  Taxation of Distributions

        Distributions paid on our ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at the favorable tax rates applicable to "qualified dividend income". Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates on dividends in their particular circumstances. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder's income on the date of receipt.

        Dividend income will include any amounts withheld by us in respect of Israeli taxes, and will be treated as foreign-source income for foreign tax credit purposes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder's circumstances, Israeli taxes withheld from dividends on our ordinary shares will be creditable against the U.S. Holder's U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including Israeli taxes, in computing their taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

  Sale or Other Taxable Disposition of Ordinary Shares

        For U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of our ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder's tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

  Passive Foreign Investment Company Rules

        In general, a non-U.S. corporation will be a "passive foreign investment company" (a "PFIC") for any taxable year if (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and gains from transactions in commodities (other than certain active business gains from the sales of commodities).

        Based on the manner in which we operate our business, we believe that we were not a PFIC for our most recent taxable year and do not expect to become a PFIC for our current taxable year or in the foreseeable future. However, because PFIC status depends on the composition and character of a company's income and assets and the value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

        If we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares would be allocated ratably over the U.S. Holder's holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such taxable year. Further, any distribution in respect of ordinary shares in excess of 125% of the average of the annual distributions received by a U.S. Holder during the preceding three years or the U.S. Holder's holding period, whichever is shorter, would be subject to taxation in the same manner.

        Alternatively, if we were a PFIC and the ordinary shares were "regularly traded" on a "qualified exchange" (such as the NYSE, where our ordinary shares are expected to be listed), a U.S. Holder could make a mark-to-market election with respect to our ordinary shares that would result in tax treatment different from the general tax treatment for PFICs described above. U.S. Holders should consult their tax advisers regarding the consequences of making a mark-to-market election in the case that we were a PFIC.

        A timely election to treat a company that is a PFIC as a qualified electing fund ("QEF election") would result in further alternative treatment (which alternative treatment could, in certain circumstances, mitigate the adverse tax consequences of owning shares in a PFIC). U.S. Holders should be aware, however, that we do not intend to provide the information that would be necessary for U.S. Holders to make a QEF election if we were a PFIC.

        If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares, the U.S. Holder generally will be required to file annual reports on Internal Revenue Service Form 8621. In addition, the favorable tax rates described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply if we were a PFIC for the taxable year of distribution or the preceding taxable year.

        U.S. Holders should consult their tax advisers regarding the potential application of the PFIC rules.

  Information Reporting and Backup Withholding

        Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

        Certain U.S. Holders who are individuals (and under proposed regulations, certain entities controlled by individuals) may be required to report information relating to their ownership of securities of non-U.S. issuers, such as our ordinary shares, unless the securities are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ordinary shares.

UNDERWRITING

        Our ordinary shares are being sold by Morgan Stanley & Co. LLC, Barclays Capital Inc. and the other underwriters named in this prospectus.

        Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, our controlling shareholder Israel Corporation will determine whether to enter into forward sale agreements, to sell the ordinary shares to the underwriters as further described in this prospectus, or to effect a combination of the foregoing. To the extent that Israel Corporation determines to enter into forward sale agreements with the forward counterparties, as described below, the forward counterparties will sell our ordinary shares under this prospectus through the underwriters to hedge their respective positions under the forward sale agreements. Israel Corporation will make available the ordinary shares to be sold under this prospectus to the forward counterparties.

        In connection with the foregoing, and under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom                         is acting as representative, have severally agreed to purchase, and Israel Corporation, in case it determines to sell the ordinary shares directly to the underwriters, or the forward counterparties, in case Israel Corporation determines to enter into the forward sale agreements, will have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Total:

        The underwriters and the representative are collectively referred to as the "underwriters" and the "representative," respectively. The underwriters are offering the ordinary shares subject to their acceptance of the ordinary shares from the forward counterparties or Israel Corporation (as the case may be) and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the ordinary shares covered by the underwriters' option described below.

        If Israel Corporation determines to enter into forward sale agreements, pursuant to the forward sale agreements Israel Corporation will sell, and the forward counterparties will purchase, up to                ordinary shares, subject to the terms and conditions of the forward sale agreements. To support its obligations under the forward sale agreements, the selling shareholder will make available                ordinary shares to the forward counterparties, a portion of which will be sold under this prospectus. Settlement under the forward sale agreements is scheduled to occur on various dates between                and                , with Israel Corporation having the option to elect cash settlement in lieu of delivering shares. To the extent Israel Corporation elects cash settlement under the forward sale agreements, the forward counterparties will return to Israel Corporation the ordinary shares it previously made available to the forward counterparties.

        We will not receive any proceeds from the sale of the ordinary shares by the underwriters, whether Israel Corporation determines to enter into forward sale agreements or sell the ordinary shares directly to the underwriters. Israel Corporation will receive proceeds from the sale of the ordinary shares by the underwriters if it determines to sell the ordinary shares directly to the underwriters and will receive proceeds from the forward counterparties if it determines to enter into forward sale agreements.

        The underwriters initially propose to offer part of the ordinary shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representative.

        If Israel Corporation determines to enter into forward sale agreements, the forward counterparties will grant to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                additional ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. If this option is exercised, Israel Corporation will make available additional ordinary shares to the forward counterparties and the size of the forward sale agreements will be increased. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter's name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.

        If Israel Corporation determines to sell the ordinary shares directly to the underwriters, Israel Corporation will grant to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                additional ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. If this option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter's name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to Israel Corporation or to the forward counterparties, as applicable. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional                ordinary shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to the forward counterparties or Israel Corporation, as applicable	$	$	$

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ordinary shares offered by them.

        We intend to apply to list the ordinary shares on the NYSE under the symbol "ICL."

        We, our directors and officers, and Israel Corporation have agreed that, without the prior written consent of                on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the "restricted period"):

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, ordinary shares beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by us or each such person or securities so owned convertible into or exercisable or exchangeable for ordinary shares;

  •
  file any registration statement with the SEC relating to the offering of ordinary shares or securities convertible into or exercisable or exchangeable for ordinary shares; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares;

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that without the prior written consent of                on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares.

        The restrictions described in the immediately preceding paragraph do not apply, among other exceptions, to:

  •
  the sale of shares to the underwriters;

  •
  transactions under or pursuant to the forward sale agreements, including making available ordinary shares to the forward counterparties;

  •
  the issuance by the Company of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus;

  •
  grants of options or restricted shares in accordance with the terms of an incentive compensation plan in effect on the date of this prospectus and described herein or the issuance by the Company of ordinary shares upon the exercise thereof or the filing of a registration statement on Form S-8 in connection therewith;

  •
  transactions by any person other than us relating to ordinary shares or other securities acquired in open market transactions after the completion of the offering of the shares; or

  •
  sale of ordinary shares by pledgees under margin loans in certain circumstances.

        The restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the restricted period we issue an earnings release or material news event relating to us occurs, or

  •
  prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period or provide notification of any earnings release or material news or material event that may give rise to an extension of the initial restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

                        , in its sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

        In order to facilitate the offering of the ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We, Israel Corporation and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Conflicts of Interest

        If Israel Corporation decides to enter into forward sale agreements, our ordinary shares will be sold by the underwriters in connection with the forward sale agreements. Because Morgan Stanley & Co. LLC is acting as an underwriter for the offering and, in the event the sales are made pursuant to the forward sale agreements, will receive, in its capacity as a forward counterparty, at least 5% of the proceeds of this offering, a conflict of interest under FINRA Rule 5121 is deemed to exist. Accordingly, this offering will be conducted in accordance with FINRA Rule 5121, which requires, among other things, that a "qualified independent underwriter" has participated in the preparation of, and has exercised the usual standards of due diligence with respect to, this prospectus and the registration statement of which this prospectus is a part.              has agreed to act as a qualified independent underwriter for this offering and                has participated in due diligence and the preparation of this prospectus and the registration statement of which this prospectus is a part.                will not receive any additional fees for serving as a qualified independent underwriter in connectionn with this offering. We have agreed to indemnify                against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. Additionally, pursuant to FINRA Rule 5121, Morgan Stanley & Co. LLC will not confirm sales to any account over which is exercise discretionary authority without the specific prior written approval of the account holder.

 Selling Restrictions

  European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any of our ordinary shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of our ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstance falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our ordinary shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression of an "offer to the public" in relation to any of our ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our ordinary shares to be offered so as to enable an investor to decide to purchase any of our ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

  United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 ("FSMA")) received by it in connection with the issue or sale of our ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our ordinary shares in from or otherwise involving the United Kingdom.

 EXPENSES RELATED TO THE OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates.

Amount To Be Paid
Registration fee	$
FINRA filing fee
NYSE listing fee
Transfer agent's fees
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Blue Sky fees and expenses
Miscellaneous

Total	$

LEGAL MATTERS

        The validity of the ordinary shares and certain other matters of Israeli law will be passed upon for us by Goldfarb Seligman & Co., Tel Aviv, Israel. Certain matters of U.S. law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. Certain matters of Israeli law will be passed upon for the underwriters by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. and certain matters of U.S. law will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP will provide advice to the selling shareholder as to various matters in connection with this offering.

EXPERTS

        The consolidated financial statements of Israel Chemicals Ltd. as of December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013, have been included herein and in the registration statement in reliance upon the report of Somekh Chaikin, Member Firm of KPMG International, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The information appearing in this prospectus concerning estimates of our proven and probable mineral reserves was derived from the report of IMC Group Consulting Limited, independent mining engineers and geologists, and has been included herein under the authority of IMC Group Consulting Limited, as experts with respect to the matters covered by such report and in giving such report.

 ENFORCEMENT OF JUDGMENTS

        We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, many of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because a substantial portion of our assets and many of our directors and officers are located outside the United States, any judgment obtained in the United States against us or many of our directors and officers may not be collectible within the United States.

        We have been informed by our legal counsel in Israel, Goldfarb Seligman & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws if they determine that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. There is little binding case law in Israel addressing these matters. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will be governed by Israeli law.

        Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a final U.S. judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

  •
  the judgment is enforceable in the state in which it was given;

  •
  the judgment was rendered by a court of competent jurisdiction under the rules of private international law prevailing in Israel;

  •
  the laws of the state in which the judgment was given provides for the enforcement of judgments of Israeli courts;

  •
  adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

  •
  the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the State of Israel;

  •
  the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties; and

  •
  an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

        If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli CPI plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rate fluctuations.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form F-1 under the Securities Act of 1933, as amended, with respect to the ordinary shares that are being offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Please refer to the registration statement, exhibits and schedules for further information with respect to us and our ordinary shares.

        When this registration statement becomes effective, we will be subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K, which will include English translations or, in certain instances, English summaries of our material home country documents, including our filings in Israel referred to below. You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC's website at http://www.sec.gov.

        As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our directors, officers and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act and we are also exempt from Regulation FD. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on a Form 6-K, unaudited quarterly financial information. Our financial statements will be prepared in accordance with IFRS, as issued by the IASB.

        In addition, since our ordinary shares are traded on the TASE, we have filed Hebrew language periodic and immediate reports with, and furnish information to, the TASE and the Israel Securities Authority (the "ISA"), as required under Chapter F of the Israel Securities Law, 1968. Copies of our filings with the ISA can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (www.maya.tase.co.il). Based on the approval of our shareholders on May 8, 2014, commencing from the later of the date of our listing on the NYSE and October 31, 2014, our Israeli reporting requirements will be governed by Chapter E'3 of the Israeli Securities Law, 1968, which generally requires filing with the ISA only copies of the English-language reports filed with the SEC. Nevertheless, we have undertaken toward Israel Corporation, for so long as Israel Corporation is a reporting company under Israeli law, to file reports in the United States and Israel about events outside the ordinary course of our business that we would be required to file under Chapter F of the Israeli Securities Law, 1968, and to provide to Israel Corporation any other information about our business that it requires to meet its disclosure obligations under applicable law.

        We maintain a corporate website at www.icl-group.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Israel Chemicals Ltd.

        We have audited the accompanying consolidated statements of financial position of Israel Chemicals Ltd. and subsidiaries (the Company) as of December 31, 2013 and 2012, and the consolidated statements of income, comprehensive income, changes in equity and cash flows, for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2013 and 2012, and the results of its operations, and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International
Tel Aviv, Israel
March 18, 2014

Consolidated Statements of Financial Position as at December 31,

	Note	2013	*2012
		US$ thousands	US$ thousands
Current assets
Cash and cash equivalents		188,340	206,067
Short-term investments and deposits	6	96,388	142,689
Trade receivables	7	1,057,028	1,034,668
Derivatives and other receivables	27,16,8	186,317	217,021
Current tax assets		105,270	56,469
Inventories	9	1,408,297	1,406,151

Total current assets		3,041,640	3,063,065

Non-current assets
Investments in equity-accounted investees	10	174,511	173,952
Long-term deposits and receivables	12	15,768	22,080
Surplus in defined benefit plan	21	83,124	69,193
Long-term derivative instruments	27,16	7,619	17,515
Non-current inventories	9	62,252	54,723
Deferred tax assets	20	111,157	112,189
Property, plant and equipment	13	3,686,240	3,097,385
Intangible assets	14	791,174	734,809

Total non-current assets		4,931,845	4,281,846

Total assets		7,973,485	7,344,911

*
Restated—retrospective application—see Note 3R

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Financial Position as at December 31, (Continued)

	Note	2013	*2012
		US$ thousands US$ thousands
Current liabilities
Short-term credit and current portion of long-term debt	17	718,284	552,062
Trade payables	18	669,102	640,396
Provisions	22	38,485	40,217
Derivatives and other payables	27,19,16	500,453	545,872
Current tax liabilities		33,717	30,651

Total current liabilities		1,960,041	1,809,198

Non-current liabilities
Long-term debt	17	1,243,638	916,594
Debentures	17	67,000	228,708
Long-term derivative instruments	27,16	6,582	23,812
Deferred taxes, net	20	220,877	215,149
Employee benefits	21	702,103	685,716
Provisions	22	94,570	77,470

Total non-current liabilities		2,334,770	2,147,449

Total liabilities		4,294,811	3,956,647

Equity	24
Share capital		542,853	542,769
Share premium		133,633	101,501
Capital reserves		84,715	45,312
Retained earnings		3,152,832	2,935,537
Treasury shares		(260,113)	(260,113)

Total Shareholder's equity		3,653,920	3,365,006

Non-controlling interests		24,754	23,258

Total equity		3,678,674	3,388,264

Total liabilities and equity		7,973,485	7,344,911

*
Restated—retrospective application—see Note 3R

/s/ Nir Gilad Nir Gilad Chairman of the Board of Directors	/s/ Stefan Borgas Stefan Borgas Chief Executive Officer	/s/ Avi Doitchman Avi Doitchman Executive VP, CFO and Strategy

Approval date of the financial statements: March 18, 2014.

The accompanying notes are an integral part of these financial statements.

Consolidated Income Statements for the Year Ended December 31,

	Note	2013	*2012	*2011
		US$ thousands	US$ thousands	US$ thousands
Sales	26A	6,271,542	6,471,433	6,868,550
Cost of sales	26B	3,861,572	3,760,235	3,767,962

Gross profit		2,409,970	2,711,198	3,100,588
Selling, transportation and marketing expenses	26D	850,325	797,291	861,976
General and administrative expenses	26E	281,491	248,782	265,142
Research and development expenses, net	26C	82,870	74,099	70,126
Other expenses	26G	110,194	61,085	29,929
Other income	26G	(16,276)	(23,691)	(4,660)

Operating income		1,101,366	1,553,632	1,878,075

Finance expenses		158,403	81,595	103,637
Finance income		(131,548)	(20,701)	(25,825)

Finance expenses, net	26F	26,855	60,894	77,812

Share in earnings of equity accounted investees	10	25,685	26,555	34,265

Income before income taxes		1,100,196	1,519,293	1,834,528
Income taxes	20	280,023	217,561	333,470

Net income		820,173	1,301,732	1,501,058

Attributable to:
The shareholders of the Company		818,573	1,300,076	1,498,151
Non-controlling interests		1,600	1,656	2,907

Net income		820,173	1,301,732	1,501,058

		US $	US $	US $
Earnings per share attributable to the shareholders of the company:	28
Basic earnings per share		0.644	1.024	1.182
Diluted earnings per share		0.644	1.024	1.177

*
Restated—retrospective application—see Note 3R

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income for the Year Ended December 31,

	2013	*2012	*2011
	US$ thousands	US$ thousands	US$ thousands
Net Income	820,173	1,301,732	1,501,058

Components of other comprehensive income that may be reclassified subsequently to net income
Currency translation effects	49,142	24,674	(45,216)
Gain (losses) on derivatives designated as cash flows hedge	1,718	15,634	(15)
Unrealized gain (losses) on available for sale financial assets	—	—	(3,756)
Income tax relating to items that may be reclassified subsequently to net income	(898)	313	1,186

Total	49,962	40,621	(47,801)

Items that will not be reclassified to net income
Actuarial gains (losses) from defined benefit plans	47,282	(43,904)	(38,219)
Income tax relating to items that will not be reclassified to net income	(14,172)	9,018	8,040

Total	33,110	(34,886)	(30,179)

Total comprehensive income	903,245	1,307,467	1,423,078

Attributable to:
The shareholders of the Company	901,749	1,305,242	1,420,267
Non-controlling interests	1,496	2,225	2,811

Total comprehensive income	903,245	1,307,467	1,423,078

*
Restated—retrospective application—see Note 3R

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Equity

	Attributable to the shareholders of the Company
	Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury Shares, at cost	Retained earnings	Total shareholder's equity	Non- controlling interests	Total equity
	US$ thousands
For the year ended December 31, 2013
Balance as at January 1, 2013*	542,769	101,501	(30,063)	75,375	(260,113)	2,935,537	3,365,006	23,258	3,388,264
Exercise of options	84	32,132	—	(32,216)	—	—	—	—	—
Share-based compensation	—	—	—	21,776	—	—	21,776	—	21,776
Dividends paid	—	—	—	—	—	(634,388)	(634,388)	—	(634,388)
Taxes on shares-based compensation	—	—	—	(223)	—	—	(223)	—	(223)
Comprehensive income	—	—	49,246	820	—	851,683	901,749	1,496	903,245

Balance as at December 31, 2013	542,853	133,633	19,183	65,532	(260,113)	3,152,832	3,653,920	24,754	3,678,674

For the year ended December 31, 2012*
Balance as at January 1, 2012	542,377	94,798	(54,168)	53,866	(260,113)	2,689,569	3,066,329	23,922	3,090,251
Exercise of options	392	6,703	—	(3,295)	—	—	3,800	—	3,800
Share-based compensation	—	—	—	8,668	—	—	8,668	—	8,668
Dividends paid	—	—	—	—	—	(1,019,222)	(1,019,222)	(2,889)	(1,022,111)
Taxes on shares-based compensation	—	—	—	189	—	—	189	—	189
Comprehensive income	—	—	24,105	15,947	—	1,265,190	1,305,242	2,225	1,307,467

Balance as at December 31, 2012	542,769	101,501	(30,063)	75,375	(260,113)	2,935,537	3,365,006	23,258	3,388,264

*
Restated—retrospective application—see Note 3R

	Attributable to the shareholders of the Company
	Share capital	Share premium	Cumulative translation adjustment	Reserve available for sale financial assets	Capital reserves	Treasury Shares, at cost	Retained earnings	Total shareholder's equity	Non- controlling interests	Total equity
	US$ thousands
For the year ended December 31, 2011*
Balance as at January 1, 2011	541,858	90,675	(9,048)	2,427	44,166	(260,113)	2,212,145	2,622,110	22,280	2,644,390
Exercise of options	519	4,123	—	—	(4,548)	—	—	94	—	94
Share-based compensation	—	—	—	—	15,476	—	—	15,476	—	15,476
Dividends paid	—	—	—	—	—	—	(961,330)	(961,330)	(1,169)	(962,499)
Acquisition of non-controlling interests	—	—	—	—	—	—	(29,218)	(29,218)	—	(29,218)
Taxes on shares-based compensation	—	—	—	—	(1,070)	—	—	(1,070)	—	(1,070)
Comprehensive income	—	—	(45,120)	(2,427)	(158)	—	1,467,972	1,420,267	2,811	1,423,078

Balance as at December 31, 2011	542,377	94,798	(54,168)	—	53,866	(260,113)	2,689,569	3,066,329	23,922	3,090,251

*
Restated—retrospective application—see Note 3R

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows for the Year Ended December 31,

	2013	*2012	*2011
	US$ thousands	US$ thousands	US$ thousands
Cash flows from operating activities
Net Income	820,173	1,301,732	1,501,058
Adjustments for:
Depreciation and amortization	347,741	322,511	315,625
Interest expenses, net	41,951	28,529	28,160
Share in earning of equity-accounted investees	(25,685)	(26,555)	(34,265)
Loss (Gain) on sale of property, plant and equipment, net	(1,958)	602	(2,017)
Share-based compensation	21,776	8,668	15,476
Gain on sale of available for sale securities	—	—	(4,535)
Revaluation of assets and liabilities denominated in foreign currencies	29,541	7,511	(22,351)
Gain on achievement of control of an associated company	(1,827)	(1,945)	—
Income tax expenses	280,023	217,561	333,470

	1,511,735	1,858,614	2,130,621
Change in inventories	4,061	(54,852)	(218,887)
Change in trade and other receivables	19,614	217,118	(260,508)
Change in trade and other payables	(84,903)	(71,612)	157,258
Change in provisions and employee benefits	53,782	30,973	(9,173)

	1,504,289	1,980,241	1,799,311
Income taxes paid	(333,794)	(220,179)	(415,192)
Interest received	2,380	12,207	11,722
Interest paid	(45,966)	(45,051)	(37,097)

Net cash provided by operating activities	1,126,909	1,727,218	1,358,744

Cash flows from investing activities
Increase in long-term deposits	—	(2,397)	(2,147)
Proceeds from sale of property, plant and equipment	3,304	924	4,616
Short-term loans and deposits, net	38,770	(16,099)	342,699
Business acquisitions, net of cash acquired	(63,057)	(11,875)	(437,475)
Dividend from equity-accounted investees	23,168	17,089	15,821
Purchases of property, plant and equipment, net	(826,588)	(711,721)	(546,664)
Investment grants received			1,194
Purchases of intangible assets	(22,093)	(11,350)	(16,901)
Sale of securities classified as available-for-sale			14,421
Investments and loans to equity-accounted investees	—	(8,521)	(4,545)
Proceeds from sale of long-term deposits	7,164	3,241	3,452

Net cash used in investing activities	(839,332)	(740,709)	(625,529)

Cash flows from financing activities
Proceeds from exercise of share options	—	3,800	94
Dividend paid to the shareholders	(634,388)	(1,019,222)	(1,131,033)
Dividend paid to non-controlling interests	—	(2,889)	(1,169)
Receipt of long-term debt	674,736	362,001	864,486
Repayment of long-term debt	(613,457)	(311,415)	(882,986)
Short-term credit from banks and others, net	263,119	(50,899)	316,942

Net cash used in financing activities	(309,990)	(1,018,624)	(833,666)

Net change in cash and cash equivalents	(22,413)	(32,115)	(100,451)
Cash and cash equivalents as at January 1	206,067	238,141	344,287
Net effect of currency translation on cash and cash equivalents	4,686	41	(5,695)

Cash and cash equivalents as at December 31	188,340	206,067	238,141

*
Restated—retrospective application—see Note 3R

The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements

Note 1—General

A.    The reporting entity

        Israel Chemicals Ltd. (hereinafter—"the Company" or "ICL"), is a Company domiciled and incorporated in Israel and the shares of which are traded on the Tel-Aviv Stock Exchange. The address of the Company's registered office is 23 Aranha St., Tel-Aviv, Israel. The Company and its subsidiaries and associated companies (hereinafter—"the Group") is a leading specialty minerals group that operates a unique, integrated business model. We competitively extract raw materials, utilize sophisticated processing and product formulation technologies to add value to customers in three attractive end-markets: agriculture, food and engineered materials. These three end markets constitute over 90% of our revenues today. Our operations are organized into three segments: (1) Fertilizers, which operates the raw material extraction for ICL and markets potash, phosphates and specialty fertilizers; (2) Industrial Products, which primarily extracts bromine from the Dead Sea and produces and markets bromine and phosphorus compounds for the electronics, construction, oil & gas and automotive industries and (3) Performance Products, which mainly produces, markets and sells a broad range of downstream phosphate-based food additives and industrial intermediates. The Company is a subsidiary of Israel Corporation Ltd.

        Our principal assets include: One of the world's richest, longest-life and lowest-cost sources of potash and bromine (the Dead Sea). Additionally, Potash mines in the United Kingdom and Spain. Bromine compounds processing facilities located in Israel, in the Netherlands and in China. A unique integrated phosphate value chain, from phosphate rock mines in the Negev Desert in Israel into production facilities of value-added products in Israel, Europe, US, Brazil and China. An extensive global logistics and distribution network with operations in over 30 countries and a focused and highly experience group of over 500 technical experts developing production processes, new applications, formulations and products for our 3 key end markets agriculture, food and engineered materials. The Company and some of the Group companies were declared a monopoly with respect to some of the products they manufacture and/or sell in Israel.

        ICL operates in the markets for potash, bromine, pure phosphoric acid, special phosphates, bromine-based and phosphorus-based flame retardants and chemicals for the prevention of the spreading of fires.

        ICL's products are used mainly in the areas of agriculture, electronics, food, fuel and gas exploration, water purification and desalination, detergents, paper, cosmetics, medicines, vehicles, aluminum and others.

        The Company's overseas operations consist mainly of the production of products that are integrated with or based on the activities of the companies in Israel or in closely related fields. About 95% of the Group's products are sold to customers outside of Israel.

B.    State share

        The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel interests (see Note 24).

C.    Definitions

        1.     Subsidiary—a company over which the Company has control and the financial statements of which are fully consolidated with the Company's statements as part of the consolidated financial statements.

Notes to the Consolidated Financial Statements (Continued)

Note 1—General (Continued)

        2.     Associated company—a company, which is not a subsidiary, over the financial and operational policies of which the Company has significant influence, and the investment in which is presented on the basis of the equity method of accounting. Significant influence is deemed to exist when the holding percentage in the said company is 20% or more, unless there are circumstances that contradict this assumption.

        3      Investee company—(a) a subsidiary or (b) a joint venture of which the Company's direct or indirect investment is included in the financial statement based on the equity method.

Note 2—Basis of Preparation of the Financial Statements

A.    Statement of compliance with International Financial Reporting Standards

        The consolidated financial statements have been prepared by the Group in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Boards (IASB).

        The consolidated financial statements were authorized for issuance by the Company's Board of Directors on March 18, 2014.

B.    Functional and presentation currency

        Items included in the consolidated financial statements of the Company and each of its subsidiaries are measured using the currency of the primary economic environment in which the individual entity operates ("the functional currency"). The consolidated financial statements are presented in United States Dollars ("US Dollars"; $), which is the functional currency of the Company and the majority of its subsidiaries.

C.    Basis of measurement

        The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments, securities held for trade and financial instruments classified as available for-sale that are stated at fair value.

        Deferred tax assets and liabilities are recognized for temporary differences between the carrying amounts of assets and liabilities and their value for taxation purposes. The deferred taxes are measured at the tax rates expected to apply to the temporary differences when they reverse, based on the laws that have been enacted or effectively enacted as at the reporting date.

        Inventories are measured at the lower of cost and net realizable value.

        Provisions are recognized according to the best estimate at the end of the reporting period of the outflow required to settle the obligation presently. When the value of time is significant, the future cash flows are discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

        For information regarding the measurement basis of assets and liabilities in respect of employee benefits—see Note 3J.

D.    Operating cycle

        The Company's regular operating cycle is one year. As a result, the current assets and the current liabilities include items the realization of which is intended and anticipated to take place within one year.

Notes to the Consolidated Financial Statements (Continued)

Note 2—Basis of Preparation of the Financial Statements (Continued)

E.    Use of estimates and judgment

        In preparation of the financial statements in accordance with IFRS as issued by the IASB, Company Management is required to use judgment when making estimates and assumptions that affect implementation of the accounting policies and the amounts of assets, liabilities, income and expenses. It is clarified that the actual results may be different from these estimates.

        At the time of formulating the accounting estimates used in preparation of the Company's financial statements, Company Management is required to make assumptions regarding circumstances and events involving significant uncertainty. When using its judgment in determining the estimates, Company Management uses past experience, various facts, outside experts and reasonable assumptions in accordance with the circumstances appropriate to each estimate.

        The estimates and the assumptions used in preparation of the financial statements are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

        Presented hereunder is information with respect to estimates for which significant value adjustment risk exist, and were made while implementing the accounting policies that have a material impact on the financial statements:

1. Employee benefits

        According to International Standard IAS 19, some of the Group's employee benefit plans constitute a defined benefit plan as defined in IAS 19. Such plans include principally, liabilities for pension and severance benefits.

        In computing the pension liability, the Company uses various assessments. These assessments include, among other things, the interest rate for discounting the Company's pension liability and the pension fund assets, assessments regarding the long-term increase in wages and an assessment of the life expectancy of the group of employees entitled to a pension. Assessment of the interest rate for purposes of discounting the Company's pension liability and the pension fund assets is based on the rate of return on bonds of corporations operating in countries where an active market exists for corporate bonds and on the rate of return on government bonds for companies operating in countries where there is no active market for corporate bonds. The rate of return on long-term bonds changes according to market conditions. As a result the discount rate will also change as will the pension liability and the pension fund assets. The assessment regarding the increase in wages is based on the Company's forecasts in accordance with past experience and existing labor agreements. Such assessments may be different than the actual wage increases.

        The life expectancy assessment is based on actuarial research published in each country. This research is updated every several years, and accordingly the life expectancy assessment may be updated.

        Measurement of the liability for severance pay is based upon an actuarial assessment, which takes into account various assessments, among others, the future increase in employee wages and the rate of employee turnover. The measurement is made on the basis of discounting the expected future cash flows according to the interest rate on highly rated government bonds. In addition, the severance pay deposits are measured according to their fair value. Changes in the assumptions used for the calculation of the liability for severance pay and the related plan assets for severance pay could increase or decrease the net liability for severance pay recognized.

Notes to the Consolidated Financial Statements (Continued)

Note 2—Basis of Preparation of the Financial Statements (Continued)

2. Environmental and contingent liabilities

        The Company produces fertilizers and chemical products and, therefore, is exposed in its ordinary course of business to obligations and commitments under environmental and related laws and regulations. The Company recognizes a liability in its books when such liability is expected, is derived from a liability event that has already occurred and can be reliably measured. Assessment of the liability is based mostly on past experience, familiarity with the legal requirements concerning the Company's areas of operation, as well as assessments regarding contingent claims existing against the Company based on opinions of legal advisors and other experts. As explained in Note 23 to the financial statements, a number of lawsuits are pending against the Company, the results of which may have a material impact on its results.

        When assessing the possible outcomes of legal claims that were filed against the Company and its investee companies, the Company bases itself on the opinions of its legal advisors. These opinions of the legal advisors are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the results of the claims will ultimately be determined by the courts or as part of a compromise, they may be different from the aforesaid estimates of the Company and its advisors.

3. Property, plant and equipment

        Property, plant and equipment items are depreciated using the straight-line method over their estimated useful lives.

        The Company evaluates the estimated useful lives of the property, plant and equipment by means of a comparison to the sector in which the Group operates, the level of upkeep of the facilities and the performance of the facilities over the years. Changes in these estimates in succeeding periods could increase or decrease the rate of depreciation of the facilities.

4. Impairment of assets

        The Company examines at every reporting date whether there have been events or changes in circumstances indicating that there has been an impairment of one or more non-monetary assets. When there are indications of impairment, an examination is made as to whether the carrying amount of the investment can be recovered from the discounted cash flows anticipated to be derived from the asset, and if necessary it records an impairment provision up to the amount of the recoverable value. Assessment of the impairment of goodwill and of other intangible assets having an indeterminable lifespan is performed once a year or more frequently when indications of impairment exist.

        The recoverable value of the asset or the cash generating unit is determined based on the higher of the fair value of the asset less realization costs and the present value of the future cash flows expected from the continued use of the asset in its existing state, including the cash flows expected upon removal of the asset from service and its eventual sale (value in use).

Notes to the Consolidated Financial Statements (Continued)

Note 2—Basis of Preparation of the Financial Statements (Continued)

        The future cash flows are discounted to their present value using a discount rate that reflects assessments of the market participants of the time value of money and the risks specific to the asset. The estimates regarding cash flows are based on past experience with respect to this asset or similar assets, and on the Company's best assessments regarding the economic conditions that will exist during the asset's remaining useful life.

        The estimates of the future cash flows are based on the Company's forecasts. Since the actual cash flows could be different than the Company's forecasts, the amount of the realizable value determined in the examination of impairment in value may change in succeeding periods, such that in the future an additional reduction of the value of the assets may be required or elimination of the reduction recorded in prior periods.

5. Business combinations

        The Company is required to allocate the cost of acquiring companies and operations in business combinations on the basis of the estimated fair value of the assets and liabilities acquired. The Company uses the valuations of external independent appraisers and internal valuations for purposes of determining the fair value. The valuations include assessments and estimates of Management concerning expected cash-flow forecasts from the acquired business, and models for calculating the fair value of the acquired items and their depreciation period. Management's estimate has an impact on the balance of assets and liabilities acquired and the depreciation and amortization in the statement of income. Management's estimates of the forecasted cash flows and useful lives of the acquired assets may differ from the actual results.

6. Taxes on Income

        The Company and the Group companies are assessed for income tax purposes in numerous jurisdictions and, therefore, Company Management is required to exercise considerable judgment in order to determine the aggregate provision for taxes. A provision in respect of uncertain tax positions is recorded where it is more likely than not that a flow of economic resources will be required in order to discharge the obligation. The deferred taxes are computed according to tax rates expected to apply when the timing differences are realized, as stated in Note 3O. The tax rate expected to apply upon the realization of the timing differences applying to Beneficiary Enterprises in Israel entitled to tax benefits is based on forecasts of future revenues to be earned by such Beneficiary Enterprises in proportion to the Company's total revenues. Changes in these assessments could lead to changes in the book value of these tax assets, the tax liabilities and the results of operations.

7. Inventories

        Inventories are measured in the financial statements at the lower of cost or net realizable value. The net realizable value is an estimate of the selling price during the ordinary course of business, less the estimate of the cost of completion and the estimate of the costs needed to effect the sale. The selling price is estimated on the basis of the selling price expected at the time of realization of the inventories; a decrease in the expected selling price could cause a decrease in the book value of the inventories and the results of operations accordingly. Raw materials are written down to realizable value, which are based on the realization values of the inventories of the finished products in which they are included, only when the finished products in which they are included are expected to be sold at prices below cost. In cases where the replacement price of raw materials serves as the best available

Notes to the Consolidated Financial Statements (Continued)

Note 2—Basis of Preparation of the Financial Statements (Continued)

evidence for realizable value, measurement of realizable value is based on the replacement price. A decline in the expected replacement value could give rise to a decline in the value of the inventories of raw materials in the books and the results of operations, respectively.

        Part of the raw materials, work in process and finished goods are in bulk. The quantities are based on estimates made, for the most part, by third-parties who measure the volume and density of the inventory. Variances in the estimates used in determining the assessments may cause a change in the value of the inventory in the books.

Note 3—Significant Accounting Policies

        The accounting policies in accordance with IFRS are consistently applied by the Group companies for all the periods presented in these consolidated financial statements.

A.    Basis for Consolidation

1. Subsidiaries

        Subsidiaries are entities that are controlled by the Group. Control exists when the Group, or the holder of the rights, is exposed to variable yields from its involvement in the investee company and the Group has the ability to impact these yields by means of its influence over the investee company. When examining control, actual rights held by the Group and by others are taken into account. The financial statements of the subsidiaries are included in the consolidated financial statements from the date control was acquired until the date control ceases to exist

2. Associated companies

        Associated companies are entities regarding which the Group has significant influence over their financial and operational policy, however control thereof has not been obtained. Associated companies are accounted for using the equity. The consolidated financial statements include the Group's share in the net revenues and expenses of associated companies.

3. Intercompany balances and transactions eliminated in the consolidation

        Intercompany balances within the Group and unrealized income and expenses deriving from intercompany transactions are eliminated in preparation of the consolidated financial statements. Unrealized income deriving from transactions with associated companies was eliminated against the investment based on the Group's rights in these investments.

4. Non-controlling interests

        The non-controlling interests represent the interest in the net assets of subsidiaries that are allocated to rights not owned by the Company, whether directly or indirectly through subsidiaries. The non-controlling interests are presented in the consolidated statement of financial position in the equity section, separate from the equity attributable to the Company's shareholders. The share of the non-controlling interests in the Group's results is presented in the consolidated statement of income as an allocation of the total income or loss for the period between the non-controlling interests and the Company's shareholders.

Notes to the Consolidated Financial Statements (Continued)

Note 3—Significant Accounting Policies (Continued)

        Transactions with non-controlling interests where control is retained, are accounted for as an equity transaction. Differences between the consideration paid and the change in the non-controlling interests is recorded to the share of the Company's shareholders directly to the retained earnings.

5. Business combinations

        The Group implements the "acquisition method" for all business combinations. The acquisition date is the date on which the acquiring entity obtains control over the acquired entity.

        The Group recognizes goodwill as at the acquisition date based on the fair value of the consideration paid less the net amount attributed in the acquisition to the identifiable assets acquired and the liabilities undertaken. The consideration paid includes the fair value of contingent consideration. Subsequent to the acquisition date, the Group recognizes changes in the fair value of contingent consideration classified as a liability in the statement of income.

        Costs related to the acquisition incurred by the purchaser in respect of the acquisition such as: brokers' commissions, consultants' commissions, legal fees and valuations, are recorded as an expense in the period the services are received.

B.    Foreign Currency

1. Transactions in foreign currency

        Transactions in foreign currency are translated into the functional currency of the Company and each of its subsidiaries based on the exchange rate in effect on the dates of the transactions. Monetary assets and liabilities denominated in foreign currency on the report date are translated into the functional currency of the Company and each of its subsidiaries based on the exchange rate in effect on that date. Exchange rate differences in respect of monetary items are the difference between the net book value in the functional currency at the beginning of the period plus the payments during the period and the net book value in foreign currency translated based on the rate of exchange at the end of the period. Exchange rate differences deriving from translation into the functional currency are recognized in the statement of income Non-monetary items denominated in foreign currency and measured in terms of historical cost are translated using the exchange rate in effect on the date of the transaction.

2. Foreign activities

        The assets and liabilities of foreign activities, including goodwill and adjustments to fair value created upon acquisition, were translated into dollars according to the rates of exchange in effect on the date of the report. Income and expenses of the foreign activities were translated into dollars according to the rates of exchange that were in effect on the transaction dates.

        Exchange rate differences in respect of the translation are recorded in other comprehensive income, as part of the reserve for translation of foreign activities. When a foreign activity is realized that causes a loss of control, the accumulated amount in the translation reserve of foreign activities is transferred to the income statement as part of the gain or loss on realization of the investment.

        Gains and losses from exchange rate differences deriving from loans received from or granted to foreign activities, the settlement of which is not planned and is not expected to take place in the

Notes to the Consolidated Financial Statements (Continued)

Note 3—Significant Accounting Policies (Continued)

foreseeable future, are included as part of the net investment in the foreign activities and are recognized in other comprehensive income in a reserve for translation of foreign activities.

C.    Financial Instruments

1. Non-derivative financial instruments

        Non-derivative financial instruments include investments in shares and debt instruments, including trade and other receivables, cash and cash equivalents, loans and credit received, and trade and other payables.

        With respect to instruments not presented at fair value through the statement of income, the initial recognition is at fair value with the addition of all allocable directly related transaction costs.

        The Group initially recognizes receivables and deposits on the date they are created. The rest of the financial assets purchased in the regular way, including assets designated at fair value through the statement of income, are initially recognized on the trade date when the Group becomes a party to the instrument's contractual conditions, that is, on the date the Group committed to buy or sell the asset. Financial assets are eliminated when the contractual rights of the Group to the cash flows deriving from the financial assets expire, or when the Group transfers the financial assets to others without retaining control or effectively transfers all of the risks and rewards deriving from the asset. Acquisitions and sales of financial assets made in the usual manner are recognized on the trade date, that is, on the date the Group committed to buy or sell the asset. Financial liabilities are eliminated when the Group's obligation as described in the contract expires or when it is paid or cancelled.

        A financial asset and a financial liability are offset and the amounts are presented on a net basis in the statement of financial position where the Group has a currently enforceable legal right to offset the amounts recognized and the intention is to settle the asset and liability on a net basis or to realize the asset and settle the liability concurrently

Cash and cash equivalents

        Cash includes cash balances that are available for immediate use and deposits at call. Cash equivalents include short-term investments, where the period of time from the original deposit and up to the redemption date is up to three months, having high liquidity that can be easily converted into known amounts of cash and that are subject to an insignificant risk in connection with changes in value.

Financial assets available for sale

        After the initial recognition, these investments are measured based on fair value, where the changes therein, except for losses from impairment and gains or losses from changes in the exchange rate, are recorded directly in other comprehensive income and presented in the capital reserve for financial assets available for sale. A dividend received in respect of financial assets available for sale is recorded in the statement of income at the time of entitlement to the payment. When the investment is eliminated, the gains or losses accumulated in equity are transferred to the statement of income.

Loans and receivables

        Loans and receivables are non-derivative financial instruments having fixed payments or payments that can be fixed that are not traded on an active market. After the initial recognition, the loans and

Notes to the Consolidated Financial Statements (Continued)

Note 3—Significant Accounting Policies (Continued)

debit balances are measured based on amortized cost using the effective interest rate method while taking into account transaction costs and net of provisions for impairment.

2. Derivative financial instruments

        The Group holds derivative financial instruments for the purpose of economic (non-accounting) hedging against foreign currency risks, risks with respect to commodity prices, marine shipping prices, and interest risks. In addition, for purposes of an accounting hedge, the Company holds derivative financial instruments for hedging the exposure to changes in the cash flows of an undertaking for construction of a new cogeneration power plant in Sodom. On the commencement date of the accounting hedge, the Group formally documents the hedge ratio between the hedging instrument and the hedged item, including the risk management target and the Group's strategy with respect to execution of the hedge, as well as the manner in which the Group estimates the effectiveness of the hedge ratio.

        Derivatives are recognized according to fair value and the attributable transaction costs are recorded in the statement of income as incurred. Changes in the fair value of the derivatives are recorded in the statement of income, except for derivatives used to hedge cash flows, as detailed below.

Cash flow hedges

        Changes in the fair value of derivatives used to hedge cash flows, in respect of the effective portion of the hedge, are recorded through other comprehensive income directly in a capital reserve. With respect to the non-effective part, changes in the fair value are recognized in the statement of income. The amount accumulated in the capital reserve is removed and included in the statement of income in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of income as the hedged item.

        Where the hedged item is a non-financial asset, the amount recorded in the capital reserve is transferred to the book value of the asset, upon recognition thereof.

        If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, hedge accounting is discontinued. The cumulative gain or loss previously recognized through other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction occurs or is no longer expected to occur. If the forecasted transaction is no longer expected to occur, the cumulative gain or loss previously recognized in the hedging reserve is recognized immediately in profit or loss.

Economic hedge that does not meet the conditions of an accounting hedge

        Changes in the fair value of derivatives that do not meet the conditions of an accounting hedge in accordance with IFRS, after the date of the initial recognition thereof, are recorded in the statement of income as financing income or expenses.

3. CPI-linked assets and liabilities not measured at fair value

        The value of index-linked financial assets and liabilities, which are not measured based on fair value, are revalued every period in accordance with the actual rate of increase in the CPI.

Notes to the Consolidated Financial Statements (Continued)

Note 3—Significant Accounting Policies (Continued)

D.    Property, plant and equipment

1. Recognition and measurement

        Property, plant and equipment are presented at cost after deducting the related amounts of government grants and less accumulated depreciation and provision for impairment.

        The cost includes expenses that can be directly attributed to purchase of the asset. The cost of assets that were constructed independently includes the cost of the materials and direct salary costs, as well as any additional costs that are directly attributable to bringing the asset to the required position and condition so that it will be able to function as management intended, as well as an estimate of the costs to dismantle and remove the items and to restore its location, where there is an obligation to dismantle and remove or to restore the site. The cost of purchased software, which constitutes an inseparable part of operating the related equipment, is recognized as part of the cost of said equipment.

        Spare parts for facilities are valued at cost determined based on the moving average method, after recording a write-down in respect of obsolescence. The portion designated for current consumption is presented in the inventories "category" in the current assets' section.

        Where significant parts of an item of property, plant and equipment (including costs of major periodic inspections) have different life expectancies, they are treated as separate items (significant components) of the property, plant and equipment.

        Changes in a commitment to dismantle and remove items and to restore their location, except for changes stemming from the passage of time, are added to or deducted from the cost of the asset in the period in which they occur.

        Gains and losses on disposal of a property, plant or equipment item are determined by comparing the proceeds from disposal with the carrying amount of the asset, and are recognized net in the income statement in the "other income" or "other expenses" category, as applicable.

2. Subsequent costs (costs incurred after the initial recognition date)

        The cost of replacing part of an item of property, plant and equipment and other subsequent costs are recognized as part of the book value of the item if it is expected that the future economic benefit inherent therein will flow to the Group and that its cost can be reliably measured. The book value of the part that was replaced is eliminated. Routine maintenance costs are charged to the statement of income as incurred.

3. Depreciation

        Depreciation of an item of property, plant and equipment begins when it is available for use, that is, when it has reached the place and condition required in order that it can be used in the manner contemplated for it by Management.

        Depreciation is recorded in the statement of income according to the straight-line method over the estimated useful life of each significant component of the property, plant and equipment items. Owned land is not depreciated.

Notes to the Consolidated Financial Statements (Continued)

Note 3—Significant Accounting Policies (Continued)

        The estimated useful life for the current period and comparative periods is as follows:

In Years
Land development, roads and structures	10 - 30
Facilities, machinery and equipment	8 - 25
Dams and ponds	6 - 40	(1)
Heavy mechanical equipment, train cars and tanks	5 - 10
Office furniture and equipment, motor vehicles, computer equipment and other	3 - 20

(1)
Mainly 40 years

E.    Intangible Assets

1. Goodwill

        Goodwill is created as a result of acquisition of subsidiaries. Acquisition of non-controlling interests are transactions with shareholders and goodwill is not recognized on such acquisitions.

Subsequent measurement

        Goodwill is measured at cost less accumulated losses from impairment.

2. Costs of exploration and evaluation of resources

        Costs incurred in respect of exploration of resources and the evaluation thereof are recognized as intangible assets. The expenditures are recognized on the cost basis less a provision for impairment.

        The cost includes, among other things, costs of performing research studies, drilling costs and activities in connection with assessing the technical feasibility with respect to the commercial viability of extracting the resources.

3. Research and development

        Expenditure on research activities is recognized in profit or loss as incurred.

        Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset. Otherwise, development expenditure is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment loss.

4. Other intangible assets

        Other intangible assets purchased by the Group, with a defined useful life, are measured according to cost less amortization and accumulated losses from impairment.

        Intangible assets with indefinite useful lives are measured according to cost less accumulated losses from impairment.

Notes to the Consolidated Financial Statements (Continued)

Note 3—Significant Accounting Policies (Continued)

5. Subsequent costs

        Subsequent costs are recognized as an intangible asset only when they increase the future economic benefit inherent in the asset for which they were incurred. All other costs, including costs relating to goodwill or trademarks developed independently, are charged to the statement of income as incurred.

6. Amortization

        Amortization is recorded in the statement of income according to the straight-line method from the date the assets are available for sale, over the estimated useful economic life of the intangible assets, except for customer relationships and geological surveys, which are amortized according to the rate of consumption of the economic benefits expected from the asset on the basis of cash flow forecasts. Goodwill and intangible assets having an indefinite lifespan are not amortized on a systematic basis but, rather, are examined at least once a year for purposes of impairment in value.

        The estimated useful life for the current period and comparative periods is as follows:

In Years
Concessions—over the balance of the concession granted to the companies
Software costs	3 - 10
Trademarks	5 - 30
Customer relationships	15 - 25
Agreements with suppliers	5
Patents	7 - 20
Non-competition agreement	5

        Deferred expenses in respect of geological surveys are amortized over their useful life based on a geological estimate of the amount of the material that will be produced from the mining site.

        The estimates regarding the amortization method and useful life are reviewed, at a minimum, at the end of every reporting year and are adjusted where necessary. The Group assesses the useful life of the customer relationships on an ongoing basis, based on an analysis of all of the relevant factors and evidence, considering the experience the Company has with respect to recurring orders and churn rates and considering the future economic benefits expected to flow to the Company from these customer relationships.

        The Group periodically examines the estimated useful life of an intangible asset that is not amortized in order to determine if events and circumstances continue to support the determination that the intangible asset has an indefinite life.

F.     Leased Assets

        Leases, where the Group assumes substantially all the risks and rewards of ownership of the asset, are classified as financing leases. Upon initial recognition, the leased assets are measured and a liability is recognized at an amount equal to the lower of its fair value or the present value of the future minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Notes to the Consolidated Financial Statements (Continued)

Note 3—Significant Accounting Policies (Continued)

        Other leases are classified as operating leases where the leased assets are not recognized in the Group's statement of financial position. Payments under an operating lease are recorded in the statement of income on the straight-line method, over the period of the lease.

G.    Inventories

        Inventories are measured at the lower of cost or net realizable value. The cost of the inventories includes the costs of purchasing the inventories and bringing it to its present location and condition. In the case of work in process and finished goods, the cost includes the proportionate part of the manufacturing overhead based on normal capacity. Net realization value is the estimated selling price in the ordinary course of business, after deduction of the estimated cost of completion and the estimated costs required to execute the sale.

        The cost of the inventories of raw and auxiliary materials, maintenance materials, finished goods and goods in process, is determined mainly according to the "moving average" method.

        If the benefit from stripping costs (costs of removing waste produced as part of a mine's mining activities during its production stage) is realized in the form of inventories, the Company accounts for these stripping costs as inventories. In a case where the benefit is improved access to the quarry, the Company recognizes the costs as a non-current addition to the asset, provided the criteria presented in IFRIC 20 are met.

        Inventories which are expected to be sold in a period of more than 12 months from the reporting date are presented as non-current inventories, as part of non-current assets.

H.    Capitalization of Borrowing Costs

        Borrowing costs are capitalized to qualifying assets (assets that require a significant period of time to prepare them for their intended use or sale) during the period required for their completion and establishment until the time when they are ready for their intended use. Non-specific borrowing costs are capitalized to the investment in qualifying assets using an interest rate that is the weighted-average of the interest rates in respect of those credit sources that were not capitalized specifically. Other borrowing costs are charged to the statement of income as incurred.

I.     Impairment

1. Financial assets

        An impairment of a financial asset is examined when there is objective evidence that one or more events have occurred that may have had a negative impact on the estimate of the future cash flows from the asset.

        Objective evidence that financial assets have been impaired can include a contractual default by a debtor, restructuring of an amount due to the Group on terms that the Group would not otherwise consider, indications that a debtor or issuer will enter into bankruptcy, or the disappearance of an active market for a security.

        The loss from impairment in the value of a financial asset measured according to amortized cost is calculated as the difference between the book value of the asset and the present value of the estimated future cash flows, discounted using the original effective interest rate. A loss from impairment in value of a financial asset classified as "available for sale" is calculated on the basis of its present fair value.

Notes to the Consolidated Financial Statements (Continued)

Note 3—Significant Accounting Policies (Continued)

Regarding significant financial assets, the need for an impairment in value is examined for each asset separately.

        Losses from impairment in value, except for losses relating to a financial asset classified as "available for sale", are recorded in the statement of income. An accumulated loss, which relates to a financial asset classified as "available for sale" that was previously recorded to equity, is transferred to the statement of income where it sustains a significant or continuing decline in its fair value below the original cost.

        The Group examines evidence of impairment for receivables and loans on a specific basis.

        An impairment loss is cancelled if the cancellation can be related objectively to an event occurring after the impairment loss was recognized. Cancellation of an impairment loss for financial assets is recorded in the statement of income, except for cancellation of an impairment loss for financial assets classified as "available-for-sale" that are equity instruments, which are recognized directly in other comprehensive income.

2. Non-financial assets

        In every reporting period, an examination is made with respect to whether there are signs indicating impairment in value of the Group's non-financial assets, other than inventories and deferred tax assets. If such signs exist, the estimated recoverable amount of the asset is calculated. The Group conducts an annual examination of the recoverable amount of goodwill and intangible assets with indefinite useful lives or that are not available for use, or more frequently if there are indications of impairment.

        The recoverable amount of an asset or a cash-producing unit is the higher of its value in use or the net selling price (fair value less realization costs). When determining the value in use the Group discounts the anticipated future cash flows according to a pre-tax discount rate that reflects the market evaluations regarding the time value of money and the specific risks relating to the asset. For purposes of testing impairment in value, the assets are grouped together into the smallest group of assets that yields cash flows from continuing use, which is essentially independent of the other assets and other groups ("cash generating unit"). Goodwill purchased in the context of business combinations is allocated for the purpose of examining impairment in value to cash-producing units that are expected to yield benefits from the synergy of the combination.

        Losses from impairment of value are recognized when the book value of the asset or of the cash-producing unit exceeds the recoverable value and are recorded in the statement of income. Losses from impairment of value that were recognized for cash-producing units are first allocated to reducing the book value of the goodwill attributed to these units and afterwards to reducing the book value of the other assets in the cash-producing unit, proportionately.

        A loss from impairment in value of goodwill is not cancelled. Regarding other assets with respect to which losses from impairments of value were recognized in previous periods, in each reporting period an examination is made as to whether there are signs indicating that these losses have decreased or no longer exist. A loss from impairment of value is cancelled if there has been a change in the estimates used to determine the recoverable value, only if the book value of the asset, after cancellation of the loss from impairment of value, does not exceed the book value, after deduction of depreciation or amortization, that would have been determined if the loss from impairment of value had not been recognized.

Notes to the Consolidated Financial Statements (Continued)

Note 3—Significant Accounting Policies (Continued)

J.     Employee Benefits

        The Group has several post-employment benefit plans. The plans are funded partly by deposits with insurance companies or funds managed by a trustee, and they are classified as defined contribution plans and as defined benefit plans.

1. Defined contribution plans

        A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts if the fund does not have sufficient assets to pay all the employee benefits relating to the employee's service in the current and prior periods.

        The Group's obligation to make deposits in a defined contribution plan is recorded as an expense in the statement of income in the periods during which the employees provided the services.

2. Defined benefit plans

        Defined benefit plans are retirement benefit plans that are not defined contribution plans.

        The Group's net obligation, regarding defined benefit plans for post-employment benefits, is calculated for each plan separately by estimating the future amount of the benefit to which an employee will be entitled as compensation for his services in the current and past periods. The benefit is presented at present value after deducting the fair value of the plan assets. The discount rate for the Group companies operating in countries having a "deep" market wherein there is a high level of trading in corporate bonds is in accordance with the yield on the corporate bonds. The discount rate for the Group companies operating in countries not having a market wherein there is a high level of trading in corporate bonds, including Israel, as stated above, is in accordance with the yield on government bonds—the currency and redemption date of which are similar to the terms binding the Group. The calculations are performed by a qualified actuary using the projected unit credit method.

        When on the basis of the calculations a net asset is created for the Group, the asset is recognized up to the net present value of the available economic benefits in the form of a refund from the plan or by a reduction in future deposits to the plan. An economic benefit in the form of a refund from the plan or a reduction in future deposits will be considered available when it can be realized in the lifetime of the plan or after settlement of the obligation.

        Costs in respect of past services are recognized immediately and without reference to whether or not the benefits have vested.

        The movement in the net liability in respect of a defined benefit plan that is recognized in every accounting period in the statement of income is comprised of the following:

            (i)  Current service costs—the increase in the present value of the liability deriving from employees' service in the current period.

           (ii)  The net financing income (expenses) are calculated by multiplying the net defined benefit liability (asset) by the discount rate used for measuring the defined benefit liability, as determined at the beginning of the annual reporting period.

          (iii)  Exchange rate differences;

Notes to the Consolidated Financial Statements (Continued)

Note 3—Significant Accounting Policies (Continued)

          (iv)  Past service costs and plan reduction—the change in the present value of the liability in the current period as a result of a change in post-employment benefits attributed to prior periods.

        The difference, as at the date of the report, between the net liability as at the beginning of the period plus the movement in profit and loss as detailed above, and the actuarial liability less the fair value of the fund assets at the end of the period, reflects the balance of the actuarial income or expenses recognized in other comprehensive income and is recorded in retained earnings.

        The net financing income (expenses) are recognized in the statement of income as part of the cost of the employees' wages.

        The current interest costs and return on plan assets are recognized as expenses and interest income in the respective financing category.

3. Other long-term employee benefits

        Some of the Company's employees are entitled to other long-term benefits that do not relate to a post-retirement benefit plan. Actuarial gains and losses are recorded directly to the statement of income in the period in which they arise.

        In cases where the amount of the benefit is the same for every employee, without taking into account the years of service, the cost of the benefit is recognized when entitlement to the benefit is determined. The amount of these benefits is discounted to its present value in accordance with an actuarial evaluation.

4. Early retirement pay

        Early retirement pay is recognized as an expense and as a liability when the Group has clearly undertaken to pay it, without any reasonable chance of cancellation, in respect of termination of employees before they reach the customary age of retirement according to a formal, detailed plan. The benefits provided to employees upon voluntary retirement are charged when the Group proposes a plan to the employees encouraging voluntary retirement, it is expected that the proposal will be accepted and it is possible to reliably estimate the number of employees that will accept the proposal.

5. Short-term benefits

        Obligations for short-term employee benefits are measured on a non-discounted basis, and the expense is recorded at the time the said service is provided.

        A provision for short-term employee benefits in respect of cash bonuses is recognized when the Group has a current legal or implied obligation to pay the said amount for services provided by the employee in the past and it is possible to reliably estimate the amount.

        Classification of employee benefits as a short-term employee benefit or a long-term employee benefit (for measurement purposes) is determined based on the Group's expectation with respect to full utilization of the benefits and not based on the date on which the employee is entitled to utilize the benefit.

Notes to the Consolidated Financial Statements (Continued)

Note 3—Significant Accounting Policies (Continued)

6. Share-based compensation

        The fair value on the grant date of Share-based compensation awards granted to employees is recognized as a salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The amount recognized as an expense in respect of Share-based compensation awards that are conditional upon meeting vesting conditions that are service conditions, is adjusted to reflect the number of awards that are expected to vest.

K.    Provisions

        A provision is recognized when the Group has a present legal or implied obligation as the result of an event that occurred in the past, that can be reliably estimated and when it is expected that a flow of economic benefits will be required in order to settle the obligation. The provisions are made by means of discounting of the future cash flows at a pre-tax interest rate reflecting the current market estimates of the time value of money and the risks specific to the liability, and without taking into account the Company's credit risk. The book value of the provision is adjusted in every period in order to reflect the amount of time that has elapsed and is recognized as financing expenses. In rare cases where it is not possible to estimate the outcome of a potential liability, no provision is recorded in the financial statements.

1. Warranty

        A provision for warranty is recognized when the products or services, in respect of which the warranty is provided, are sold or performed. The provision is based on historical data and on a weighting of all possible expenses according to their probability of occurrence.

2. Provision for environmental costs

        The Group recognizes a provision for an existing obligation for prevention of environmental pollution and anticipated provisions for costs relating to environmental restoration stemming from current or past activities.

        Costs for preventing environmental pollution that increase the life expectancy or efficiency of a facility or decrease or prevent the environmental pollution are recorded as a provision, are capitalized to the cost of the property, plant and equipment and are depreciated according to the usual depreciation rates used by the Group.

3. Legal claims

        A provision for legal claims is recognized when the Group has an express or implied legal obligation as a result of an event that occurred in the past, if it is more likely than not that an outflow of economic resources will be required to settle the obligation and it can be reliably estimated. Where the time value is significant, the provision is measured based on its present value.

L.    Revenue Recognition

Sale of goods

        Revenue from the sale of goods in the ordinary course of business is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. When the

Notes to the Consolidated Financial Statements (Continued)

Note 3—Significant Accounting Policies (Continued)

credit period is short and constitutes the accepted credit in the industry, the future consideration is not discounted.

        Revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement) that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

M.   Treasury stock

        Where share capital recognized as equity has been reacquired by the Group, the amount of the consideration paid including direct expenses, is deducted from equity. The reacquired shares are classified as treasury shares and are presented as a deduction from equity.

N.    Financing Income and Expenses

        Financing income includes income from interest on amounts invested (including available for sale financial assets), gains from exchange rate differences, gains from derivative financial instruments recognized in the statement of income, and gains from available-for-sale financial assets. Interest income is recognized as accrued, using the effective interest method.

        Financing expenses include interest on loans received, changes in the time value of provisions, securitization transaction costs, losses from impairment of available for sale financial assets, losses from derivative financial instruments, changes due to the passage of time in liabilities in respect of defined benefit plans for employees less interest income deriving from plan assets of a defined benefit plan for employees and losses from exchange rate differences. Borrowing costs, which are not capitalized, are recorded in the income statement using the effective interest method.

        Gains and losses from exchange rate differences and from derivative financial instruments are reported on a net basis, as financing income or financing expenses, based on the fluctuation in the exchange rates and based on their position (net gain or loss).

        In the statements of cash flows, interest received and interest paid are presented as part of cash flows from operating activities.

O.    Taxes on Income

        Taxes on income include current and deferred taxes.

        The current tax is the amount of tax that is expected to be paid on the taxable income for the year, which is calculated according to the tax rates in effect based on the law that was finally legislated or effectively legislated as at the date of the report, and includes changes in tax payments attributed to prior years, and payment of tax in respect of distribution of a dividend.

        Recognition of deferred taxes is according to the balance sheet approach, relating to temporary differences between the book values of the assets and liabilities for purposes of financial reporting and their value for tax purposes. The Company does not recognize deferred taxes for the following temporary differences: initial recognition of goodwill, initial recognition of assets and liabilities for

Notes to the Consolidated Financial Statements (Continued)

Note 3—Significant Accounting Policies (Continued)

transactions that do not constitute a business combination and do not impact the accounting income and the income for tax purposes, as well as differences deriving from investments in subsidiaries, investee companies and associated companies that are presented according to equity method, if it is not expected that they will reverse in the foreseeable future and if the Group controls the date the provision will reverse, whether via sale or distribution of a dividend. The deferred taxes are measured according to the tax rates expected to apply to the temporary differences at the time they are realized, on the basis of the law that was finally legislated or effectively legislated as at the date of the report. The Company offsets deferred tax assets and liabilities if there is an enforceable legal right to offset current tax assets and liabilities and they are attributable to the same taxable income and are taxed by the same tax authority for the same assessed company or for different companies that intend to settle current tax assets and liabilities on a net basis or if the tax assets and liabilities are settled concurrently.

        A deferred tax asset is recognized in the books when it is expected that in the future there will be taxable income against which the temporary differences can be utilized. Deferred tax assets are examined at each reporting date, and if it is not expected that the related tax benefits will be realized, they are written down.

        The Group could become liable for additional taxes in the case of distribution of intercompany dividends between the Group companies. These additional taxes are not included in the financial statements in light of the policy of the Group companies not to cause distribution of a dividend that involves additional taxes to the paying company in the foreseeable future. In cases where an investee company is expected to distribute a dividend involving additional tax, the Company records a reserve for taxes in respect of the said additional tax it is expected to incur due to distribution of the dividend.

        Deferred taxes in respect of intra-company transactions in the consolidated financial statements are recorded according to the tax rate applicable to the buying company.

        Deferred and current taxes relating to items recognized in shareholders' equity and/or other comprehensive income are recorded directly in shareholders' equity or other comprehensive income, respectively.

P.     Earnings per share

        The Group presents basic and diluted earnings per share data for its ordinary share capital. The basic earnings per share are calculated by dividing the income or loss attributable to the holders of the Company's ordinary shares by the weighted-average number of ordinary shares outstanding during the year, after adjustment in respect of treasury shares. The diluted earnings per share are determined by adjusting the income or loss attributable to the holders of the Company's ordinary shares and the weighted-average number of ordinary shares outstanding for the effect of options for shares granted to employees.

Q.    Segment Information

        An operating segment is a component of the Group that meets the following three conditions:

          1.     It engages in business activities from which it is expected to earn revenues and incur expenses, including revenues and expenses relating to transactions between the Group companies;

Notes to the Consolidated Financial Statements (Continued)

Note 3—Significant Accounting Policies (Continued)

          2.     Its operating results are reviewed regularly by the Group's chief operating decision maker in order to make decisions about resources to be allocated to the segment and to assess its performance, and

          3.     Separate financial information is available in respect thereof.

        Inter-segment pricing is determined based on transaction prices in the ordinary course of business.

        Segment results, assets and liabilities include items that are directly attributable to the segment and items that can reasonably be attributed to it. Asset and liability items that were not allocated consist primarily of investments, loans and credit, assets of the Company's headquarters, as well as tax assets and liabilities.

        Unallocated items of revenue and expense include financing income and expenses on investments, loans and credit, administrative and general costs attributed to the Company's headquarters and taxes.

        Capital expenses of the segment are the total costs that were incurred during the period for purchasing property, plant and equipment and intangible assets.

R.    Initial Application of New Standards

        IFRS 11 "Joint Arrangements" (hereinafter—"the Standard").    The Standard replaced the requirements of IAS 31 "Interests in Joint Ventures" (hereinafter—"IAS 31") and amended part of the requirements in IAS 28 "Investments in equity-accounted investees".

        The Standard defines joint arrangements as arrangements over which two or more parties have joint control.

        A distinction exists in the standard between joint operations and joint ventures:

        Joint operations—are arrangements wherein the parties having joint control have rights in the assets relating to the arrangement and obligations to discharge the liabilities relating to the arrangement, regardless of whether or not the joint arrangement is structured in a separate vehicle. The accounting treatment of joint operations is similar to the accounting treatment in IAS 31 for jointly controlled assets and operations, that is, the assets, liabilities and transactions are recognized and accounted for according to the relevant standards.

        Joint ventures—all joint arrangements which are structured in a separate vehicle in which the parties having joint control have rights to the net assets of the joint arrangement. Joint ventures are accounted for using the equity method only (the option to apply the proportionate consolidation method has been eliminated).

        As a result of adoption of the standards, jointly-controlled companies that were previously included using the proportionate consolidation method, are presented based on the equity method of accounting. The Standard applies to annual reporting periods commencing on January 1, 2013, and is applied retrospectively. Accordingly, the statements of financial position, income, comprehensive income, changes in equity and cash flows and the notes to the financial statements have been restated. The impact of the above-mentioned Standard on the financial statements was not material.

        Amendment to IAS 19 "Employee Benefits" (hereinafter—"the Amendment").    Pursuant to the Amendment costs in respect of past service are recognized immediately without reference to whether or not these benefits have vested. Calculation of the net financing income or expenses is made by

Notes to the Consolidated Financial Statements (Continued)

Note 3—Significant Accounting Policies (Continued)

multiplying the defined benefit liability (asset) by the discount rate used to measure the defined benefit obligation. Accordingly, calculation of the actuarial gains or losses will also change. In addition, the Amendment changed the definitions of short-term employee benefits and of other long-term employee benefits, so that instead of determining the classification as short-term or long-term based on the date of eligibility, the classification depends on the dates when the entity expects the benefits to be fully utilized.

        The Amendment applies to annual periods beginning on January 1, 2013 on a retrospective basis (except for certain relief enumerated in the Amendment). Accordingly, the statements of financial position, income, changes in equity and cash flows and the notes to the financial statements have been restated.

        The impact of the above-mentioned Amendment on the financial statements is not material.

        IFRIC Interpretation 20 "Stripping Costs in the Production Stage in the Site Mining Process" (hereinafter—"the Interpretation").    The Interpretation applies to costs of removing waste created in the course of mining operations of an open mine during the mine's production stage ("stripping costs"). Pursuant to the Interpretation, if the benefit of the stripping costs is realized on the form of inventories produced, the entity is to account for these stripping costs in accordance with IAS 2 as inventories. If the benefit is improved access to the quarry, the entity is to recognize these costs as an addition to a non-current asset, provided the criteria appearing in the Interpretation are fulfilled.

        The Interpretation is being applied for reporting periods commencing on January 1, 2013, by means of retrospective application.

        The impact of the above-mentioned Interpretation on the financial statements is not significant.

        Amendment to IFRS 13 "Measurement of Fair Value" (hereinafter—"the Amendment").    Pursuant to the Amendment, when measuring the fair value of a liability account is to be taken of the impact of the entity's own credit risk. If an asset or liability measured at fair value has a bid price and an ask price, the price in the range between them that best reflects fair value under the circumstances will be used for measuring fair value.

        The Amendment was applied prospectively where the Standard's disclosure requirements do not apply to comparative data for periods prior to the first time application.

        Amendment to IAS 36 "Impairment in Value of Assets, Disclosure regarding the Recoverable Amount of Non-Financial Assets" (hereinafter—"the Amendment").    The Amendment includes new disclosure requirements for cases wherein an impairment in value is recognized and the recoverable amount is determined as fair value less selling costs. In addition, the Amendment cancels the requirement to provide disclosure of the recoverable amount of significant cash-generating units, even if no impairment was recognized in respect thereof.

        The Amendment is applicable on a retroactive basis. The mandatory effective date of the Amendment is for annual periods beginning on or after January 1, 2014.

        Amendment to IFRS 12 "Disclosure of Rights in Other Entities" (hereinafter—"the Amendment").    The Amendment includes comprehensive disclosure requirements with respect to rights in subsidiaries, joint arrangements, investments in equity-accounted investees and in non-consolidated structured entities.

        The Amendment applies to reporting periods commencing on January 1, 2013, and is to be applied retrospectively (except for certain relief provisions included in the Amendment).

Notes to the Consolidated Financial Statements (Continued)

Note 3—Significant Accounting Policies (Continued)

        The impact of the above-mentioned Amendment on the financial statements is not significant. The disclosures are included in note 10.

S.     New Standards and Interpretations not yet Adopted

        IFRIC Interpretation 21 "Impositions" (hereinafter—"the Interpretation").    The Interpretation provides guidelines in connection with the accounting treatment of a liability to pay government impositions that are covered by IAS 37 "Provisions", contingent liabilities and contingent assets, and government impositions that are not covered by IAS 37 since the timing and amount of their repayment are certain. An "imposition" is defined as an outflow of resources imposed on an entity by the government by means of legislation and/or regulation. The Interpretation provides that a liability for payment of an imposition will be recognized only upon occurrence of the event that creates the liability for payment, even in cases where the entity has no practical possibility of avoiding the event.

        The Interpretation is to be applied for annual periods commencing on January 1, 2014. The impact of the above-mentioned Standard on the financial statements is not expected to be material.

T.     Indices and exchange rates

        Balances in or linked to foreign currency are included in the financial statements at the representative exchange rate on the date of the report. Balances linked to the Consumer Price Index (hereinafter—"the CPI") are included on the basis of the index relating to each linked asset or liability.

        Data regarding the representative exchange rates and the CPI are as follows:

	CPI (points)	Exchange rate of the US dollar relative to the shekel	Exchange rate of the US dollar relative to the euro
December 31, 2013	120.0	3.471	0.726
December 31, 2012	117.9	3.733	0.759
December 31, 2011	116.0	3.821	0.774
Changes during the year ended:
December 31, 2013	1.8%	(7.0)%	(4.3)%
December 31, 2012	1.6%	(2.3)%	(1.9)%
December 31, 2011	2.2%	7.7%	3.3%

Note 4—Determination of Fair Values

        As part of the accounting policies and disclosures, the Group is required to determine the fair value of both financial and non-financial assets and liabilities. The fair values have been determined for measurement and/or disclosure purposes based on the methods described below. Further information about the assumptions made in determining the fair values is disclosed in the notes specific to that asset or liability.

A.    Property, plant and equipment

        The fair value of property, plant and equipment recognized in a business combination is based on the cost model or on the market value model. According to the cost model, the fair value of the property, plant and equipment is based on the depreciated replacement price of the item measured.

Notes to the Consolidated Financial Statements (Continued)

Note 4—Determination of Fair Values (Continued)

The depreciated replacement price takes into account adjustments in respect of physical wear and tear and obsolescence of the property, plant and equipment item. According to the market value model, the fair value is based on the selling price determined in sale transactions of similar assets, while making adjustments to the asset items sold and the asset item acquired in the business combination

B.    Intangible assets

        The fair value of patents and trademarks acquired in a business combination is based on the discounted estimated royalty payments that would be required to be paid if the patent or trademark was not owned. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the fair value of the asset is estimated after deducting a fair return on all other assets that are part of creating the related cash flows.

        The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets

C.    Inventories

        The fair value of inventories acquired in a business combination is determined as follows:

          (1)   Finished goods inventories—on the basis of the estimated selling price of the products in the ordinary course of business, less the estimated selling costs as well as a reasonable margin in respect of the efforts required for completion and sale of the inventories.

          (2)   Inventory of work-in-progress—determined on the basis of estimates described in Section 1 above, less costs required for its completion.

          (3)   Inventory of raw materials—based on replacement value.

D.    Investments in securities

        The fair value of financial assets classified as available-for-sale and as held-for-trading is determined based on their market price at date of the report. If the an asset or liability measured at fair value has a bid price and an ask price, the price in the range between them that best reflects fair value under the circumstances will be used for measuring fair value.

E.    Derivatives

        The fair value of forward contracts on foreign currency is determined by averaging the exchange rate and the appropriate interest coefficient for the period of the transaction and the relevant currency index.

        The fair value of currency options is determined based on the Black and Scholes model, taking into account the intrinsic value, standard deviation and the interest rates.

        The fair value of interest rate swap contracts is determined by discounting the estimated amount of the future cash flows on the basis of the terms and length of period to maturity of each contract, while using market interest rates of similar instruments at the date of measurement.

        Future contracts on energy prices are presented on the basis of quotes of the prices of products on an ongoing basis.

Notes to the Consolidated Financial Statements (Continued)

Note 4—Determination of Fair Values (Continued)

        The reasonableness of the market price is examined by comparing it to quotations by banks.

        For further information regarding the fair value hierarchy—see Note 27 regarding financial instruments.

F.     Liabilities in respect of debentures

        The fair value of the liabilities and the debentures is determined for disclosure purposes only.

        The fair value of marketable debentures is determined based on the stock market prices as at the date of the report. The fair value of the non-marketable debentures is calculated based on the present value of future cash flows in respect of the principal and interest components, discounted at the market rate of interest as at the reporting date.

G.    Share-based compensation

        The fair value of employee share options and of share appreciation rights is measured using the Black and Scholes model or a binomial model, in accordance with the plan (see Note 24). The model's assumptions include the share price on the measurement date, exercise price of the instrument, expected volatility (based on the weighted-average historic volatility), the weighted-average expected life of the instruments (based on historical experience and general option-holder behavior), expected dividends, and the risk-free interest rate (based on government debentures).

H.    Contingent consideration in respect of business combinations

        The fair value of contingent consideration is calculated at the time of the business combination using the income approach based on the expected payment amounts and their associated probabilities. When the contingent consideration is long term in nature, the liability is discounted to present value using the market interest rate as at the reporting date

Note 5—Operating Segments

A.    General

1. Information on business segments:

        ICL is a multi-national enterprise, which operates mainly in the fields of fertilizers and specialty chemicals, in three reporting segments—fertilizers (that includes potash and phosphate), industrial products and performance products. The segments are described below:

        ICL Fertilizers—ICL Fertilizers extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL Fertilizers processes the potash into its types and markets it throughout the world. This segment also uses part of the potash to produce compound fertilizers.

        In addition, ICL Fertilizers mines and processes phosphate rock in open mines in the south of Israel, and produces sulfuric acid in Israel, agricultural phosphoric acid, phosphate fertilizers, compound fertilizers, based mainly on potash and phosphate, liquid fertilizers and soluble fertilizers. ICL Fertilizers also manufactures compound fertilizers in the Netherlands, Germany and Belgium, liquid fertilizers and soluble fertilizers in Spain, slow-release fertilizers and controlled-release fertilizers

Notes to the Consolidated Financial Statements (Continued)

Note 5—Operating Segments (Continued)

in the Netherlands and in the United States, and phosphate-based food additives for livestock, in Turkey and in Israel.

        ICL Fertilizers markets its products worldwide, mainly in Europe, Brazil, India, China and Israel. The activities of ICL Fertilizers also include the activities of Mifalei Tovala Ltd., which is engaged in the transportation of cargo, mainly of ICL companies in Israel, since a large part of the Company's activities consists of bulk transport of cargo of the ICL Fertilizers segment.

        ICL Industrial Products—ICL Industrial Products produces bromine out of a solution that is created as a by-product of the potash production process in Sodom, Israel, as well as bromine-based compounds. ICL Industrial Products uses most of the bromine it produces for self-production of bromine compounds at production sites in Israel, the Netherlands and China. In addition, ICL Industrial Products extracts salt, magnesia and chlorine from Dead Sea brine, and produces chlorine-based products in Israel and the United States. In addition, ICL Industrial Products engages in the production and marketing of flame retardants and additional phosphorus-based products.

        ICL Performance Products—ICL Performance Products cleans some of the agricultural phosphoric acid manufactured by ICL Fertilizers, purchases clean phosphoric acid from other sources and also manufactures thermal phosphoric acid. The clean phosphoric acid and the thermal phosphoric acid are used to manufacture downstream products with high added value, phosphate salts, which are also used as a raw material for manufacturing, food additives, hygiene products and flame-retardants and fire extinguishment products. ICL Performance Products also manufactures phosphorous derivatives based on phosphorous acquired from outside sources and manufactures specialty products, based on aluminum acids (hereinafter—"Aluminia") and other raw materials. The manufacturing of ICL's performance products is mostly carried out at production sites in Europe, (particularly in Germany), the United States, Brazil, Israel, China, Mexico and other countries.

        In addition to the segments described above, ICL has other operations, including production and marketing of pure magnesium as well as magnesium alloys.

2. Segment assets and liabilities

        Segment assets include all the operating assets used by the segment and consist principally of cash and cash equivalents, trade and other receivables, inventories, property, plant and equipment and intangible assets, net of allowances and provisions. Most of these assets can be directly attributed to the individual segments. Segment liabilities include all the operating liabilities and consist principally of trade payables and wages, which are scheduled for current payment, and liabilities for employee benefits. Segment capital expenditures for each of the reporting periods also include property, plant and equipment and intangible assets acquired as part of business combinations.

3. Inter—segment transfers

        Segment revenues, segment expenses and segment results include transfers between business segments and between geographical segments. Such transfers are accounted for at arm's length, representing prices charged to external customers for similar goods. These transfers are eliminated as part of consolidation of the statements.

Notes to the Consolidated Financial Statements (Continued)

Note 5—Business Segments

B.    Operating segment data:

	Fertilizers
					Industrial products	Performance products	Other activities
	Potash	Phosphate	Eliminations	Total				Eliminations	Consolidated
	US$ thousands
Year 2013:
Sales to external parties	1,797,360	1,584,420	—	3,381,780	1,277,432	1,496,601	115,729	—	6,271,542
Inter-segment sales	229,237	169,815	(125,567)	273,485	19,253	78,095	38,980	(409,813)	—

Total sales	2,026,597	1,754,235	(125,567)	3,655,265	1,296,685	1,574,696	154,709	(409,813)	6,271,542

Income from ordinary activities	740,342	79,494	1,235	821,071	114,525	195,797	(16,574)		1,114,819

Unallocated expenses and intercompany eliminations									(13,453)

Operating income									1,101,366
Financing expenses									(158,403)
Financing income									131,548
Share in profit of investee companies accounted for using the equity method of accounting									25,685

Income before taxes on income									1,100,196

Other Data:
Segment assets	2,712,374	1,660,265	(77,795)	4,294,844	1,775,407	1,202,911	94,665	(150,455)	7,217,372
Unallocated assets									756,113

Consolidated total assets									7,973,485

Segment liabilities	649,312	563,078	(53,035)	1,159,355	424,498	352,643	69,179	(48,092)	1,957,583
Unallocated liabilities									2,337,228

Consolidated total liabilities									4,294,811

Capital expenditures	551,508	141,983	—	693,491	141,338	93,394	8,860	—	937,083
Unallocated capital expenditures									10,180

Total capital expenditures									947,263

Depreciation and amortization	100,533	117,895	—	218,428	75,071	46,580	6,323	—	346,402
Unallocated depreciation and amortization									1,339

Total depreciation and amortization									347,741

Notes to the Consolidated Financial Statements (Continued)

Note 5—Business Segments (Continued)

	Fertilizers
					Industrial products	Performance products	Other activities
	Potash	Phosphate	Eliminations	Total				Eliminations	Consolidated
	US$ thousands
Year 2012:
Sales to external parties	1,964,741	1,568,944	—	3,533,685	1,401,645	1,406,626	129,477	—	6,471,433
Inter-segment sales	233,587	158,151	(119,544)	272,194	15,778	65,491	49,907	(403,370)	—

Total sales	2,198,328	1,727,095	(119,544)	3,805,879	1,417,423	1,472,117	179,384	(403,370)	6,471,433

Income from ordinary activities	996,491	162,419	(88)	1,158,822	217,336	179,256	630		1,556,044

Unallocated expenses and intercompany eliminations									(2,412)

Operating income									1,553,632
Financing expenses									(81,595)
Financing income									20,701
Share in income of investee companies accounted for using the equity method of accounting									26,555

Income before taxes on income									1,519,293

Other Data:
Segment assets	2,230,177	1,690,603	(86,841)	3,833,939	1,705,510	1,153,942	90,142	(64,908)	6,718,625
Unallocated assets									626,286

Consolidated total assets									7,344,911

Segment liabilities	640,407	522,327	(60,846)	1,101,888	473,342	338,564	82,383	(68,467)	1,927,710
Unallocated liabilities									2,028,937

Consolidated total liabilities									3,956,647

Capital expenditures	428,474	151,235	—	579,709	138,488	47,727	7,798	—	773,722
Unallocated capital expenditures									5,894

Total capital expenditures									779,616

Depreciation and amortization	110,217	101,393	—	211,610	61,998	42,451	5,614	—	321,673
Unallocated depreciation and amortization									838

Total depreciation and amortization									322,511

Notes to the Consolidated Financial Statements (Continued)

Note 5—Business Segments (Continued)

	Fertilizers
					Industrial products	Performance products	Other activities
	Potash	Phosphate	Eliminations	Total				Eliminations	Consolidated
	US$ thousands
Year 2011 :
Sales to external parties	2,284,707	1,544,296	—	3,829,003	1,486,796	1,426,366	126,385	—	6,868,550
Inter-segment sales	221,451	153,356	(114,416)	260,391	14,362	64,475	40,992	(380,220)	—

Total sales	2,506,158	1,697,652	(114,416)	4,089,394	1,501,158	1,490,841	167,377	(380,220)	6,868,550

Income from ordinary activities	1,181,985	207,801	128	1,389,914	290,111	191,012	13,573		1,884,610

Unallocated expenses and intercompany eliminations									(6,535)

Operating income									1,878,075
Financing expenses									(103,637)
Financing income									25,825
Share in income of investee companies accounted for using the equity method of accounting									34,265

Income before taxes on income									1,834,528

Other Data:
Segment assets	2,082,060	1,628,302	(74,014)	3,636,348	1,620,111	1,101,498	82,844	(49,753)	6,391,048
Unallocated assets									572,626

Consolidated total assets									6,963,674

Segment liabilities	619,857	495,106	(48,107)	1,066,856	459,644	318,429	75,448	(50,406)	1,869,971
Unallocated liabilities									2,003,454

Consolidated total liabilities									3,873,425

Capital expenditures	241,707	455,339	—	697,046	116,956	133,757	9,444	—	957,203
Unallocated capital expenditures									701

Total capital expenditures									957,904

Depreciation and amortization	105,935	105,376	—	211,311	57,660	40,231	5,722	—	314,924
Unallocated depreciation and amortization									701

Total depreciation and amortization									315,625

Notes to the Consolidated Financial Statements (Continued)

Note 5—Operating Segments (Continued)

C.    Information on geographical segments:

        Following is data regarding the distribution of the Group's sales by geographical location of the customers:

	For the year ended December 31
	2013	2012	2011
	US$ thousands	US$ thousands	US$ thousands
Europe	2,378,397	2,331,808	2,390,324
Asia	1,463,622	1,615,202	2,058,596
North America	1,207,221	1,252,269	1,351,978
South America	747,589	815,181	665,462
Others	155,753	132,203	146,468

	5,952,582	6,146,663	6,612,828
In Israel	318,960	324,770	255,722

	6,271,542	6,471,433	6,868,550

        Following is data regarding the distribution of the Group's sales by geographical location of the assets:

	For the year ended December 31
	2013	2012	2011
	US$ thousands	US$ thousands	US$ thousands
Israel	3,095,136	3,438,575	3,802,981
Europe	2,715,573	2,601,443	2,625,047
United States	1,099,152	1,115,106	1,042,121
Others	382,159	402,792	448,329

	7,292,020	7,557,916	7,918,478
Intercompany transactions—mainly from Israel	(1,020,478)	(1,086,483)	(1,049,928)

	6,271,542	6,471,433	6,868,550

        Following is data regarding the operating income by geographical location of the assets from which the income was produced:

	For the year ended December 31
	2013	2012	2011
	US$ thousands	US$ thousands	US$ thousands
Israel	711,222	1,092,348	1,393,161
Europe	299,127	282,486	330,707
United States	115,764	134,825	143,511
Others	35,167	37,871	53,169
Eliminations	(59,914)	6,102	(42,473)

Total	1,101,366	1,553,632	1,878,075

Notes to the Consolidated Financial Statements (Continued)

Note 5—Operating Segments (Continued)

        Following is data reflecting the carrying value of allocated segmental assets and allocated segmental additions to property, plant and equipment and intangible assets by the geographical location of the assets:

	Carrying value of assets as at December 31			Additions to property, plant and equipment, and intangible assets for the year ended December 31
	2013	2012	2011	2013	2012	2011
	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands
Israel	4,159,207	3,738,589	3,642,746	671,087	553,979	421,637
Europe	2,240,248	2,064,569	1,852,702	236,086	176,176	356,108
United States	921,961	971,141	969,403	20,160	31,813	162,732
Others	309,134	315,332	328,278	9,750	11,754	16,726
Eliminations	(413,178)	(371,006)	(402,081)	—	—	—

Total	7,217,372	6,718,625	6,391,048	937,083	773,722	957,203

        Following is data depreciation and amortization by geographical areas:

	Year ended December 31
	2013	2012	2011
	US$ thousands	US$ thousands	US$ thousands
Israel	172,112	158,394	163,550
Europe	117,225	116,778	108,252
United States	45,217	34,545	32,200
Others	13,187	12,794	11,623

Total	347,741	322,511	315,625

Note 6—Short-Term Investments, Deposits and Loans

	As at December 31
	2013	2012
	US$ thousands	US$ thousands
Trading securities	36,140	44,114
Deposits in banks and financial institutions and short-term loans	58,954	97,222
Current maturities of long-term deposits	1,294	1,353

	96,388	142,689

Note 7—Trade Receivables

	As at December 31
	2013	2012
	US$ thousands	US$ thousands
Trade—open accounts:
Non-Israeli	997,490	981,492
Israeli	70,318	64,539

	1,067,808	1,046,031
Less—allowance for doubtful debts	10,780	11,363

	1,057,028	1,034,668

Notes to the Consolidated Financial Statements (Continued)

Note 8—Other Receivables, including Derivative Instruments

	As at December 31
	2013	2012
	US$ thousands	US$ thousands
Israeli government institutions	17,028	20,151
Non-Israeli government institutions	31,145	43,456
Prepaid expenses	26,193	37,961
Advances to suppliers	7,828	6,802
Derivatives	62,235	40,068
Other	41,888	68,583

	186,317	217,021

Note 9—Inventories

	As at December 31
	2013	2012
	US$ thousands	US$ thousands
Finished products	887,377	846,733
Work in progress	248,303	256,643
Raw materials and supplies	214,225	245,040
Spare parts and maintenance supplies	120,644	112,458

	1,470,549	1,460,874
Less—non-current inventories (presented in non-current assets)	62,252	54,723

	1,408,297	1,406,151

Note 10—Investment in Investee Companies

A.    Movement during the year in investments in equity-accounted investees

US$ thousands
Balance as at January 1, 2013	173,952
Changes during the year:
Share in earnings	25,685
Dividends received	(23,168)
Increase in rate of holdings in associated company—initial consolidation	(1,769)
Cumulative translation adjustments	(189)

Balance as at December 31, 2013	174,511

Notes to the Consolidated Financial Statements (Continued)

Note 10—Investment in Investee Companies (Continued)

B.    Condensed data with respect to equity-accounted investees

        Set forth below is condensed financial data with respect to equity-accounted investees which are individually insignificant without adjustments for the ownership rates held by the Group.

	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenues	Expenses	Profit
	US$ thousands
Joint arrangements as at December 31, 2013	400,734	662,469	1,063,203	318,837	394,546	713,383	474,311	419,161	55,150
Joint arrangements as at December 31, 2012	379,423	543,547	922,970	249,970	362,466	612,436	550,267	497,103	53,164

Notes to the Consolidated Financial Statements (Continued)

Note 10—Investment in Investee Companies (Continued)

C.    Investee companies

        Additional details regarding investee companies held directly by the Company:

			Amounts provided by the Company to the Investee companies
	Country of incorporation	Company Equity Holding			Investment in the Investee companies
			Loans	Guarantees
			US$ thousands
2013
Dead Sea Works Ltd.	Israel	100%			1,972,305
Dead Sea Bromine Company Ltd.	Israel	100%			307,685
Rotem Amfert Negev Ltd.	Israel	100%	440,000		1,122,854
Dead Sea Periclase Ltd.	Israel	100%			60,682
Mifalei Tovala Ltd.	Israel	100%			41,145
"Ferson" Chemicals Ltd.	Israel	100%			1,597
ICL Fine Chemicals Ltd.	Israel	100%			(106)
Dead Sea Magnesium Ltd.	Israel	100%			52,922
IDE Technologies Ltd	Israel	50%		64,855	111,584
ICL Finance B.V.	The Netherlands	100%			86,123
ICL Finance Inc., USA	U.S.A.	100%			29,585
Twincap Forsakrings AB	Sweden	100%			6,385
Hoyermann Chemie GmbH	Germany	100%			11,144
2012
Dead Sea Works Ltd.	Israel	100%			1,972,305
Dead Sea Bromine Company Ltd.	Israel	100%			307,685
Rotem Amfert Negev Ltd.	Israel	100%	440,000		1,122,854
Dead Sea Periclase Ltd.	Israel	100%			60,682
Mifalei Tovala Ltd.	Israel	100%			41,145
Rotem Amfert Negev B.V.	The Netherlands	*32.60%			27,647
ICL Financing and Issuing Ltd.	Israel	100%			3
"Ferson" Chemicals Ltd.	Israel	100%			1,597
ICL Fine Chemicals Ltd.	Israel	100%			(106)
Dead Sea Magnesium Ltd.	Israel	100%			52,922
IDE Technologies Ltd	Israel	50%		64,027	111,584
ICL Finance B.V.	The Netherlands	100%			86,123
ICL Finance Inc., USA	U.S.A.	100%			29,585
Twincap Forsakrings AB	Sweden	100%			6,385
Hoyermann Chemie GmbH	Germany	100%			166

*
The balance of the holding is by a subsidiary.

Note 11—Business Acquisitions

        A.    In February 2013, the Group acquired the production assets and activities of a plant in Knapsack Germany used for marketing and production P2S5 phosphates. The plant was acquired from the international company, Thermphos International B.V.

Notes to the Consolidated Financial Statements (Continued)

Note 11—Business Acquisitions (Continued)

        B.    In December 2013, the Group signed an agreement for acquisition of the production assets and activities of the Hagesud Company in Germany, a producer of high-quality spice mixtures and food additives for meat processing. The deal was closed subsequent to the balance sheet date, in January 2014.

        C.    In December 2013, the Group undertook to acquire the interest of Vale Fertilizantes in Fosbrasil S.A., which is a joint venture for production of phosphoric acid and choice fertilizers, located in Brazil. Acquisition of Vale's share will increase ICL's share to a majority holding in Fosbrasil, which is a leading producer of phosphoric acid in South America. Approval of the acquisition is subject to approval of the Anti-Trust Authority in Brazil as well as other relevant approvals.

        D.    The above acquisitions are immaterial.

        E.    Subsequent to the date of the financial statements, in February 2014, the Group signed a strategic agreement with Allana Potash, a company traded on the Toronto stock exchange in connection with development of a potash mine in Ethiopia. Pursuant to the agreement, ICL will acquire units of Allana (which includes shares and options), for a total amount of about $23 million. Pursuant to the agreement, if all approval will be received ICL will hold about 16% of the shares of Allana Potash, with an option to increase its holdings to about 37%.

Note 12—Long-Term Deposits and Receivables

A.    Composition

	As at December 31
	2013	2012
	US$ thousands	US$ thousands
Bank deposits and other	4,634	10,432
Less—current maturities	1,294	1,353

	3,340	9,079
Other receivables	12,428	13,001

	15,768	22,080

B.    Long-term deposits and receivables classified by currency and interest rates

	Weighted average interest rate
		As at December 31
	As at December 31 2013
		2013	2012
	%	US$ thousands	US$ thousands
In Israeli currency	2.8	4,247	4,423
In non-Israeli currency:
US dollar	—	—	5,536
Other	0.2	387	473

		4,634	10,432

Notes to the Consolidated Financial Statements (Continued)

Note 12—Long-Term Deposits and Receivables (Continued)

C.    The deposits and receivables (net of current maturities) mature in the following years after each reporting date as follows:

	As at December 31
	2013	2012
	US$ thousands	US$ thousands
Second year	1,162	7,030
Third year	935	812
Fourth year	735	664
Fifth year	188	498
Sixth year and thereafter	320	75

	3,340	9,079

Notes to the Consolidated Financial Statements (Continued)

Note 13—Property, Plant and Equipment

	Land, land development, roads and buildings	Installations, machinery and equipment	Dikes and evaporating ponds	Heavy mechanical equipment, railroad cars and tanks	Furniture, office equipment, vehicles, computer equipment and other	Plants under construction(2)	Spare parts for installations	Total
	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands
Cost(1)
Balance as at January 1, 2013	669,934	4,534,314	1,176,122	161,571	232,740	452,572	7,778	7,235,031
Additions	59,646	335,576	242,767	10,765	15,912	200,235	—	864,901
Additions in respect of business combinations	351	3,038	—	3,284	2,254	4	—	8,931
Disposals	(7,237)	(67,552)	—	(11,871)	(3,047)	—	(175)	(89,882)
Translation differences	18,408	36,944	10,207	234	3,887	7,303	—	76,983

Balance as at December 31, 2013	741,102	4,842,320	1,429,096	163,983	251,746	660,114	7,603	8,095,964

Accumulated depreciation(1)
Balance as at January 1, 2013	342,158	2,866,356	663,898	90,849	174,385	—	—	4,137,646
Additions	18,629	190,039	66,881	7,949	15,494	—	—	298,992
Disposals	(5,636)	(66,117)	—	(10,169)	(2,194)	—	—	(84,116)
Impairment	—	10,000	—	—	—	—	—	10,000
Translation differences	11,881	24,789	7,591	333	2,608	—	—	47,202

Balance as at December 31, 2013	367,032	3,025,067	738,370	88,962	190,293	—	—	4,409,724

Depreciated balance as at December 31, 2013	374,070	1,817,253	690,726	75,021	61,453	660,114	7,603	3,686,240

Notes to the Consolidated Financial Statements (Continued)

Note 13—Property, Plant and Equipment (Continued)

	Land, land development, roads and buildings	Installations, machinery and equipment	Dikes and evaporating ponds	Heavy mechanical equipment, railroad cars and tanks	Furniture, office equipment, vehicles, computer equipment and other	Plants under construction(2)	Spare parts for installations	Total
	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands
Cost(1)
Balance as at January 1, 2012	627,155	4,270,257	987,564	146,987	218,762	249,130	7,303	6,507,158
Additions	36,252	280,680	191,096	19,843	20,582	199,568	475	748,496
Additions in respect of business combinations	4,970	1,257	—	—	594	—	—	6,821
Disposals	(3,447)	(41,027)	(6,855)	(6,120)	(8,691)	—	—	(66,140)
Translation differences	5,004	23,147	4,317	861	1,493	3,874	—	38,696

Balance as at December 31, 2012	669,934	4,534,314	1,176,122	161,571	232,740	452,572	7,778	7,235,031

Accumulated depreciation(1)
Balance as at January 1, 2012	324,373	2,715,874	594,142	90,047	167,320	—	—	3,891,756
Additions	17,038	173,975	73,512	5,991	14,723	—	—	285,239
Disposals	(2,533)	(37,858)	(6,855)	(5,656)	(8,462)	—	—	(61,364)
Translation differences	3,280	14,365	3,099	467	804	—	—	22,015

Balance as at December 31, 2012	342,158	2,866,356	663,898	90,849	174,385	—	—	4,137,646

Depreciated balance as at December 31, 2012	327,776	1,667,958	512,224	70,722	58,355	452,572	7,778	3,097,385

1.
Property, plant and equipment includes assets that have been fully depreciated and which are still in use. The original cost of those assets as of December 31, 2013 is about $2,569 million (as at December 31, 2012 $2,344 million).

2.
Plants under construction—the changes represent additions during the year, net of transfers to property, plant and equipment.

Notes to the Consolidated Financial Statements (Continued)

Note 14—Intangible Assets

A.    Composition

	Intangible assets acquired					Intangible assets internally developed			Others	Total
	Goodwill	Concessions and mining rights(1)	Trademarks	Technology/ patents	Customer relationships	Exploration and evaluation assets	Technology/ patents	Development costs
	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands
Cost
Balance as at January 1, 2013	281,005	158,398	110,590	68,190	205,008	21,121	368	7,016	124,177	975,873
Additions	—	469	91	353	—	2,105	62	—	19,013	22,093
Additions in respect of business combinations	2,907	—	182	—	48,481	—	—	—	253	51,823
Disposals	—	—	—	—	—	—	—	—	—	—
Translation differences	6,928	2,729	1,183	3,443	7,395	552	7	265	414	22,916

Balance as at December 31, 2013	290,840	161,596	112,046	71,986	260,884	23,778	437	7,281	143,857	1,072,705

Amortization and impairment losses
Balance as at January 1, 2013	22,853	41,780	14,474	20,181	53,690	4,132	258	5,698	77,998	241,064
Amortization for the year	—	3,250	4,837	4,390	14,826	1,091	16	175	8,959	37,544
Translation differences	737	64	(646)	838	1,055	66	7	229	573	2,923

Balance as at December 31, 2013	23,590	45,094	18,665	25,409	69,571	5,289	281	6,102	87,530	281,531

Amortized Balance as at December 31 ,2013	267,250	116,502	93,381	46,577	191,313	18,489	156	1,179	56,327	791,174

Notes to the Consolidated Financial Statements (Continued)

Note 14—Intangible Assets (Continued)

	Intangible assets acquired					Intangible assets internally developed			Others	Total
	Goodwill	Concessions and mining rights(1)	Trademarks	Technology/ patents	Customer relationships	Exploration and evaluation assets	Technology/ patents	Development costs
	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands
Cost
Balance as at January 1, 2012	273,022	156,761	109,820	66,266	197,256	19,635	341	6,901	119,637	949,639
Additions	—	456	—	1,047	—	2,855	—	—	6,810	11,168
Additions in respect of business combinations	4,983	—	307	—	4,237	—	—	—	—	9,527
Disposals	—	—	—	—	—	(1,600)	—	—	—	(1,600)
Translation differences	3,000	1,181	463	877	3,515	231	27	115	(2,270)	7,139

Balance as at December 31, 2012	281,005	158,398	110,590	68,190	205,008	21,121	368	7,016	124,177	975,873

Amortization and impairment losses
Balance as at January 1, 2012	22,533	38,504	9,522	15,944	41,167	4,525	174	5,410	71,660	209,439
Amortization for the year	—	3,249	5,009	4,027	13,371	1,184	56	191	8,224	35,311
Translation differences	320	27	(57)	210	(848)	23	28	97	(1,886)	(2,086)
Disposals	—	—	—	—	—	(1,600)	—	—	—	(1,600)

Balance as at December 31, 2012	22,853	41,780	14,474	20,181	53,690	4,132	258	5,698	77,998	241,064

Amortized Balance as at December 31, 2012	258,152	116,618	96,116	48,009	151,318	16,989	110	1,318	46,179	734,809

(1)
A subsidiary in Spain has mining rights intended for future development of new mines for quarrying potash, in the amount of about $59 million. Part of these rights are effective up to 2037 while the balance is effective up to 2067. Development of the new mines has not yet commenced and, accordingly, amortization of the rights in the real estate has not yet commenced.

Notes to the Consolidated Financial Statements (Continued)

Note 14—Intangible Assets (Continued)

B.    Total book value of intangible assets having defined useful lives and those having indefinite useful lives are as follows:

	As at December 31
	2013	2012
	US$ thousands	US$ thousands
Intangible assets having a defined useful life	488,140	441,185
Intangible assets having an indefinite useful life	303,034	293,624

	791,174	734,809

Note 15—Impairment Testing for Property, Plant and Equipment and Cash Generating Units Containing Goodwill

A.    Impairment testing for cash generating units containing goodwill and intangible assets with an indefinite useful life

        For the purpose of impairment testing, goodwill and intangible assets with an indefinite useful life are allocated to the cash-generating units which represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

        The aggregate carrying amounts of goodwill and intangible assets with an indefinite useful life allocated to each unit are as follows:

	As at December 31
	2013	2012
	US$ thousands	US$ thousands
Goodwill
Potash, Spain	4,425	4,235
Specialty Fertilizers	64,383	65,019
Industrial Products, Europe	40,159	38,336
Industrial Products, United States	56,826	56,826
Performance Products, United States	11,489	11,638
Fertilizers, Israel	23,707	20,120
Industrial Products, Israel	3,708	3,708
Performance Products, Europe	51,017	46,185
Performance Products, South America	11,536	12,085

	267,250	258,152

Trademarks
Industrial Products, United States	13,000	13,000
Industrial Products, Europe	8,913	8,601
Performance Products, United States	13,871	13,871

	35,784	35,472

	303,034	293,624

Notes to the Consolidated Financial Statements (Continued)

Note 15—Impairment Testing for Property, Plant and Equipment and Cash Generating Units Containing Goodwill (Continued)

        Value in use was determined by discounting the future cash flows generated from the continuing operation of the cash-generating unit and was based on the following key assumptions:

	Discount rate	Average annual growth rate (1 - 5 years)	Long-term growth rate	Period of projected cash flows
Industrial Products, United States	9.5%	6.5%	2.0%	5 years
Industrial Products, Europe	9.0%	6.2%	2.0%	5 years
Performance Products, United States	8.8%	3.2%	2.0%	5 years
Performance Products, Europe	9.2%	8.0%	1.5%	5 years
Performance Products, South America	9.0%	8.0%	1.5%	5 years
Potash, Spain	9.5%	0.0%	0.0%	5 years
Specialty Fertilizers	9.5%	2.5%	2.0%	5 years

        The recoverable value of the above mentioned units is based on their value in use. The value in use of the units examined has been determined by an internal valuation made by the Company. It has been determined in all cases, except for impairment of property, plant and equipment, in the amount of about $10 million, which was recognized during 2013 in a company from the Industrial Products' segment in the United States, that the stated value of the units in the financial statements is lower than their recoverable value, and accordingly no impairment loss has been recognized in respect of such units.

        The Company does not believe that any of its significant cash-generating units were at risk for an impairment charge based on the most recent testing with respect to goodwill and other indefinite lived intangible assets.

        The estimates and assumptions represent Management's assessment of future trends in the industry and are based on both external sources and internal sources.

Note 16—Derivative Instruments

	As at December 31, 2013		As at December 31, 2012
	Assets	Liabilities	Assets	Liabilities
	US$ thousands		US$ thousands
Included in current assets and liabilities:
Foreign currency and CPI derivative instruments	55,293	(10,016)	39,088	(5,733)
Interest derivative instruments	858	(1,765)	257	(1,846)
Derivative instruments on energy and marine transport	6,084	—	723	(13,434)

	62,235	(11,781)	40,068	(21,013)

Included in non-current assets and liabilities:
Foreign currency and CPI derivative instruments	3,419	—	10,951	(2,676)
Interest derivative instruments	3,072	(6,582)	6,564	(17,528)
Derivative instruments on energy and marine transport	1,128	—	—	(3,608)

	7,619	(6,582)	17,515	(23,812)

Notes to the Consolidated Financial Statements (Continued)

Note 17—Credit from Banks and Others

A.    Composition

	As at December 31
	2013	2012
	US$ thousands	US$ thousands
Current liabilities
Short-term credit:
From financial institutions	438,538	179,822
From the parent company(1)	50,000	50,000
Other liabilities	50,000	50,000

	538,538	279,822

Current maturities of long-term loans:
From financial institutions	1,792	2,428
Other long-term loans	2,169	2,873
From marketable debentures	175,785	266,939

	179,746	272,240

	718,284	552,062

(1)
For details—see Note 29.

Non-current liabilities
Loans from financial institutions*	1,239,705	895,967
Other loans	7,894	25,928

	1,247,599	921,895
Less—current maturities in respect of loans from financial institutions and others	3,961	5,301

	1,243,638	916,594

Marketable debentures	175,785	428,647
Non-marketable debentures	67,000	67,000

	242,785	495,647
Less—current maturities	175,785	266,939

	67,000	228,708

Total non-current liabilities	1,310,638	1,145,302

*
The Group has the right to make early repayment of the loans from financial institutions.

Notes to the Consolidated Financial Statements (Continued)

Note 17—Credit from Banks and Others (Continued)

B.    Classified by currency and interest rates

	Weighted average interest rate as at December 31 2013	As at December 31
		2013	2011
	%	US$ thousands	US$ thousands
Current liabilities (without current maturities)
Short-term credit from financial institutions:
In Dollar	1.1	313,671	155,873
In Euro	1.1	105,840	13,076
In other currencies	2.0	19,027	10,873
Short-term credit from the parent company and others:
In Dollar	0.9	100,000	100,000

		538,538	279,822

Non-current liabilities (including current maturities)
Loans from financial institution:
In Dollar(1)	1.4	914,686	748,588
In Israeli currency—unlinked	4.7	172,860	—
In Euro(2)	1.5	152,159	147,379

		1,239,705	895,967

Loans from others:
In Dollar	3.5	3,590	17,164
In Euro	4.2	2,697	5,465
In other currencies	2.0	1,607	3,299

		7,894	25,928

		1,247,599	921,895

Non-marketable debentures—in dollar	5.7	67,000	67,000

Marketable debentures(3):
In Dollar	3.3	—	70,170
In Israeli currency—unlinked	2.4	28,773	224,314
In Israeli currency—linked to CPI	3.4	147,012	134,163

		175,785	428,647

Unutilized long-term credit lines(4):		682,000	702,000

(1)
The interest in respect of most of the dollar debt is determined based on LIBOR + a margin at a rate of about 1.1%.

(2)
The interest in respect of the Euro debt is determined partly based on the Euribor + a margin at a rate of about 1.2%.

(3)
See Section F.

(4)
See Sections H, I, J and M.

Notes to the Consolidated Financial Statements (Continued)

Note 17—Credit from Banks and Others (Continued)

C.    Maturity periods

        The credit and the loans from banks and others including debentures (net of current maturities) mature in the years after the date of the report, as follows:

	As at December 31
	2013	2012
	US$ thousands	US$ thousands
Second year	226,049	192,978
Third year	821,543	199,545
Fourth year	7,451	748,627
Fifth year	7,341	388
Sixth year and thereafter	248,254	3,764

	1,310,638	1,145,302

D.    Restrictions on the Group relating to the receipt of credit

        As part of the loan agreements the Group has signed, various restrictions were provided including financial covenants, a cross-default mechanism and a negative pledge.

        Set forth below is information regarding the financial covenants applicable to the Company as part of the loan agreements and the compliance therewith:

Financial Covenants(1)	Financial Ratio Required under the Agreement	Financial Ratio December 31, 2013	Financial Ratio December 31, 2012
Equity	Equity greater than 2,000 million dollar	3,654 million dollars	—
The Company's equity will not be less than $700 million plus 25% of the annual net income commencing from 2005 and thereafter(2)	Equity greater than 2,895 million dollar	3,654 million dollars	3,365 million dollars
The ratio of the EBITDA to the net interest expenses	Equal to or greater than 3.5	37.38	68.18
Ratio of the net financial debt EBITDA	Less than 3.5	0.93	0.61
Ratio of the financial liabilities of the subsidiaries to the total assets of the consolidated company	Less than 10%	0.39%	0.71%
Ratio of the net financial debt to the equity	Less than 2.1	0.40	0.35

(1)
All of the above financial covenants are based on the data from the Company's consolidated financial statements.

Notes to the Consolidated Financial Statements (Continued)

Note 17—Credit from Banks and Others (Continued)

(2)
This covenant is in respect of non-traded debentures issued in 2005, outstanding balance as of December 31, 2013 is $67 million. The required financial ratio for this covenant as of December 31, 2013 is $2,690 million.

E.    Sale of receivables under securitization transaction

        On July 2, 2010, the Company and certain Group subsidiaries (hereinafter—"the Subsidiaries") entered into a number of securitization agreements with Rabobank International and Credit Agricol (hereinafter—"the Lending Banks") for the sale of their customer debts to a foreign company which was established specifically for this purpose and which is neither owned nor controlled by the ICL Group (hereinafter—"the Acquiring Company").

        The Acquiring Company finances acquisition of the debts by means of a loan received from a financial institution, which is not related to ICL, which finances the loan out of the proceeds from the issuance of commercial paper on the U.S. commercial paper market. The repayment of both the commercial paper and the loan are backed by credit lines from the Lending Banks. The amount of cash that will be received in respect of the initial sale of the customer debts in the securitization transaction will be up to $350 million.

        The acquisition is on an ongoing basis, such that the proceeds received from customers whose debts were sold are used to acquire new trade receivables.

        The period in which the Subsidiaries are entitled to sell their trade receivables to the Acquiring Company is five years from the closing date of the transaction, where both parties have the option at the end of each year to give notice of cancellation of the transaction. The securitization agreement will expire in July 2015.

        The selling price of the trade receivables is the amount of the debt sold, less the calculated interest cost based on the anticipated period between the sale date of the customer debt and its repayment date.

        Upon acquisition of the debt, the Acquiring Company pays the majority of the debt price in cash and the remainder in a subordinated note, which is paid after collection of the debt sold. The rate of the cash consideration varies according to the composition and behavior of the customer portfolio.

        The Subsidiaries handle collection of the trade receivables included in the securitization transaction, on behalf of the Acquiring Company.

        In addition, as part of the agreements a number of conditions were set in connection with the quality of the customer portfolios, which gives the Lending Banks the option to end the undertaking or determining that some of the Subsidiaries, the customer portfolios of which do not meet the conditions provided, will no longer be included in the securitization agreement.

        The securitization of trade receivables does not meet the conditions for disposal of financial assets prescribed in International Standard IAS 39, regarding Financial Instruments—Recognition and Measurement, since the Group did not transfer all of the risks and rewards deriving from the trade receivables. Therefore, the receipts received from the Acquiring Company are presented as a financial liability as part of the short-term credit. As of December 31, 2013, utilization of the securitization facility and trade receivables within this framework amounted to $285 million (As at December 31, 2012, approximately $163 million).

Notes to the Consolidated Financial Statements (Continued)

Note 17—Credit from Banks and Others (Continued)

        Once the Company transferred its trade receivables, it no longer has the right to sell them to another party. In the case of a credit fault, the Company bears 30% of the overall secured trade receivable balance.

        The value of the transferred assets (which is approximately their fair value), fair value of the associated liabilities and net position are as follows:

	Year Ended December 31,
	2013	2012	2011
	(in thousands of U.S. dollars)
Value of the transferred assets	285,246	162,681	310,465
Fair value of the associated liabilities	284,978	162,506	310,088
Net position	268	176	377

F.     Issuance of Debentures

        On April 27, 2009 and on September 9, 2009, the Company issued four series of debentures, for a consideration of NIS 1,593 million (approximately $402 million). The debentures were issued in the following four series:

          1.     Series A—approximately NIS 452 million debentures linked to the CPI, to be redeemed at the end of 5 years, bearing interest at the annual rate of 3.4%.

          2.     Series B—approximately NIS 757 million debentures not linked to the CPI, to be redeemed at the end of 4.5 years, bearing interest at the annual rate of 5.25%.

          3.     Series C—approximately NIS 284 million debentures linked to the dollar, to be redeemed at the end of 4.5 years, bearing interest at the rate of 2.4% above the six-month dollar Libor rate.

          4.     Series D—approximately NIS 100 million debentures, unlinked, to be redeemed at the end of 5 years, bearing interest at the rate of 1.45% above the three-month shekel Telbor rate.

        On October 31, 2013, the debentures (Series B and Series C) were repaid in full for a consideration of $209 million and $70 million, respectively.

        On April 30, 2014, the Series A debentures were repaid in full, in the amount of approximately $147 million.

        As of December 31, 2013, the liability in respect of the Series D debentures was about $29 million. These debentures are to be repaid in full on October 31, 2014.

G.    In December 2010, the Company received a loan from a European Bank in the amount of €100 million. Repayment of the loan is on December 15, 2015. The interest rate on the loan is Eurobor + 1.14%.

H.    On March 14, 2011, the Company signed an agreement with a group of 17 banks from Europe, the United States and Israel whereby these banks made available to the Company credit in the amount of $675 million. The credit line is for a period of 5 years and will be paid in one lump-sum at the end of

Notes to the Consolidated Financial Statements (Continued)

Note 17—Credit from Banks and Others (Continued)

the period. On the amount of the credit actually utilized, graduated annual interest will be paid, as follows:

—Up to 33% of the credit utilized:	Libor + 0.8%.
—From 33% to 66% of the credit utilized:	Libor + 0.95% (on the full amount utilized).
—More than 66% of the credit utilized:	Libor + 1.1% (on the full amount utilized).

        The credit agreement does not include a commitment to utilize a minimum amount of the credit line. A non-utilization commission will apply at the rate of 0.28% per year. As of the date of the financial statements, $505 million of the credit facility had been utilized.

I.    In December 2011, the Company entered into an undertaking with 7 international banks whereby the banks will provide the Company a credit line, in the aggregate amount of $650 million. The credit line is for a period of five years and is to be repaid in full at the end of the period. The progressive interest rate to be paid over actual credit utilized will be based as follows:

—Up to 33% of the credit is utilized:	Libor + 1%.
—From 33% up to 66% of the credit is utilized:	Libor + 1.2% (on the entire amount utilized).
—From 66% and above of the credit is utilized:	Libor + 1.4% (on the entire amount utilized).

        The credit agreement does not include a commitment to utilize a minimum amount of the credit line. A non-utilization commission will apply at a rate of 0.35% per year.

        As of the date of the report, the amount of $314 million had been utilized out of the credit line.

J.    In the second half of 2011, the Company signed an agreement with a European bank whereby the bank provided a credit line, in the amount of €100 million. The credit line is for a period of six years and is to be repaid in full at end of the period. The interest rate on the loan is Libor + 0.9%-1.4%. As of the date of the report, the credit line had not been utilized.

K.    On June 26, 2012, the Company received a short-term loan in the amount of $50 million from the Company's controlling shareholder (Israel Corporation Ltd.). The terms of the loan are similar to market conditions. For additional details—see Note 29 "Related Parties".

L.    On September 11, 2012, the Company received a loan in the amount of $50 million from a third party, bearing interest at the three-month Libor rate plus a margin of 0.7%. The loan is extended every three months on the same terms on which it was received. The last date on which the loan was extended was December 11, 2013.

M.    In December 2012, the Company signed a credit line agreement with a European bank, in the amount of €100 million. In December 2013, the Company utilized $100 million from this loan. This amount is to be repaid in December 2019. The interest rate on the credit is Libor + 1.4%. The amount that will be utilized from this framework is to be repaid 6 years from the date of withdrawal of the fiscal year funds, however not later than December 2021.

N.    During 2013, the Company received a number of short-term loans from Israeli banks. As of date of the report, the total amount of the loans was about $140 million.

Notes to the Consolidated Financial Statements (Continued)

Note 17—Credit from Banks and Others (Continued)

        In November 2013, the Company signed a loan agreement with several institutional entities, in the amount of NIS 170 million, bearing a fixed interest at a rate of 4.74%, The loan is to be repaid in increments until November 2024 (average life of seven years).

O.    In November 2013, the Company, entered into an undertaking with international institutional investors for execution of a private placement of unregistered debentures in the United States. The amount issued is $275 million, for a period of 7-12 years, as follows: the amount of $84 million bearing fixed interest at an annual rate of 4.55% for a period of 7 years, the amount of $145 million bearing fixed interest at an annual rate of 5.16% for a period of 10 years and the amount of $46 million bearing fixed interest at an annual rate of 5.31% for a period of 12 years. Subsequent to the balance sheet date, in January 2014, the proceeds from the private issuance of the debentures were received.

Note 18—Trade Payables

	As at December 31
	2013	2012
	US$ thousands	US$ thousands
Open accounts	657,897	624,381
Checks payable	11,205	16,015

	669,102	640,396

Note 19—Derivatives and Other Payables

	As at December 31
	2013	2012
	US$ thousands	US$ thousands
Government of Israel—mainly in respect of royalties	53,941	75,190
Employees	275,692	275,672
Accrued expenses	73,354	78,714
Derivative instruments	11,781	21,013
Benefits for early retirement	19,330	25,607
Others	66,355	69,676

	500,453	545,872

Note 20—Taxes on Income

A.    Taxation of companies in Israel

1. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter—"the Inflationary Adjustments Law")

        The Income Tax Law (Adjustments for Inflation)—1985 (hereinafter—the Law), which is effective as from the 1985 tax year, introduced the concept of measurement of results for tax purposes on a real (net of inflation) basis. On February 26, 2008, the Knesset enacted the Income Tax Law (Adjustments for Inflation) (Amendment No. 20) (Restriction of Commencement Period), 2008, whereby the effective period of the Adjustments Law ceased at the end of the 2007 tax year and the depreciation of property, plant and equipment, are adjusted up to the end of the 2007 tax year, and from this time forward their linkage will be discontinued.

Notes to the Consolidated Financial Statements (Continued)

Note 20—Taxes on Income (Continued)

        The Income Tax Regulations (Adjustments for Inflation) (Rates of Depreciation), 1986, which allow depreciation at rates different than those in Section 21 of the Ordinance, apply even after the Adjustments Law is no longer in effect, and therefore the Company continues to claim accelerated depreciation, in certain situations, on the basis of these Regulations (the regulations ended December 31, 2013 and were not extended).

2. Income tax rates

        Presented hereunder are the tax rates relevant to the Company in the years 2011-2013:

2011—24%
2012—25%
2013—25%

        On August 5, 2013 the Israeli Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014)—2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014.

        In addition, the Israeli Law for the Encouragement of Capital Investments was amended such that the tax rate applicable to a Preferred Company in Development Area A will be 9% whereas the tax applicable to companies in the rest of Israel will be 16%. The impact of the legislation on the financial statements for 2013 is recognition of tax expenses, in the amount of about $11 million, against adjustment of the balance of the deferred taxes.

3. Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter—"The Encouragement Law")

a)
Beneficiary Enterprises

        The production facilities of some of the subsidiaries in Israel (hereinafter—"the Subsidiaries") received "Beneficiary Enterprise" status under the Encouragement Law, including Amendment No. 60 to the Law published in April 2005.

        The benefits granted to the Company are mainly:

1)
Reduced tax rates

        During the benefits period—10 years commencing in the first year in which the companies earn taxable income from the Benefited Enterprises (provided the maximum period to which it is restricted by law has not elapsed)—tax applies to the income of the companies from the Benefited Enterprises they own at the rates of 0% for the Regular Track and 11.5% for the Ireland Track instead of the regular tax rate (see A(2) above).

        The Company has Benefited Enterprises under the Regular Track (tax rate 0%) and Benefited Enterprises under the Ireland Track (tax rate 11.5%).

        In the event of distribution of a cash dividend out of income that was exempt from tax, as stated above, the Company will have to pay tax at the grossed-up rate of 25% in respect of the amount distributed (see also Sections b and c below). The temporary difference related to distribution of a dividend from exempt income as of December 31, 2013, in respect of which deferred taxes were not recognized, is in the amount of about $734 million.

Notes to the Consolidated Financial Statements (Continued)

Note 20—Taxes on Income (Continued)

        The part of the taxable income entitled to benefits at reduced tax rates is calculated on the basis of the ratio of the turnover of the "Benefited Enterprise" to the Company's total turnover. The turnover attributed to the "Benefited Enterprise" is generally calculated according to the increase in the turnover compared to a "base" turnover, which is the average turnover in the three years prior to the year of election of the "Benefited Enterprise".

2)
Accelerated depreciation

        In respect of buildings, machinery and equipment used by the Approved Enterprise, the Company is entitled to claim accelerated depreciation as provided by law, commencing from the year each asset is placed in service.

b)
Preferred Enterprises

        On December 29, 2010, the Israeli Knesset approved the Economic Policy Law for 2011-2012, whereby the Law for the Encouragement of Capital Investments, 1959, was amended (hereinafter—"the Amendment to the Law"). The Amendment to the Law is effective from January 1, 2011 and its provisions will apply to preferred income derived or accrued by a Preferred Enterprise (industrial plant that fulfills the law's provisions regarding qualifying as a competitive plant contributing to the Gross Domestic Product (GDP) or a competitive plant in the area of renewable energy) in 2011 and thereafter. A company may choose to not be included in the scope of the Amendment of the Law and to remain in the scope of the law before its amendment until the end of the benefits period. The 2012 tax year is the last year the Company may choose a Preferred Enterprise as the election year, provided that the minimum qualifying investment began in 2010.

        As part of the Amendment, the existing tax benefit tracks were eliminated (the tax exempt track, the "Ireland track" and the "Strategic" track) and two new tax tracks were introduced in their place—a Preferred Enterprise and a Special Preferred Enterprise, which mainly provide a uniform and reduced tax rate for all the Company's income entitled to benefits, as follows:

        (1)   For a Preferred Enterprise—in 2011-2012 tax years—a tax rate of 10% for Development Area A and of 15% for the rest of the country. In 2013 tax year—a tax rate of 7% for Development Area A and of 12.5% for the rest of the country, and as from the 2014 tax year—9% for Development Area A and 16% for the rest of the country.

        (2)   A Special Preferred Enterprise—for a period of 10 consecutive years a reduced tax rate of 5% if it is located in Development Area A or of 8% if it is located in the rest of the country.

        The Amendment to the Law also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is a company—both at the level of the distributing company and at the shareholder level. A tax rate of 15% will apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to treaties for prevention of double taxation. Furthermore, the Amendment to the Law provides relief with respect to tax paid on a dividend received by an Israeli company from profits of an approved/alternative/beneficiary enterprise that accrued in the benefits period according to the provisions of the law before its amendment, if the company distributing the dividend notifies the Tax Authorities by June 30, 2015 that it is applying the provisions of the Amendment to the Law and the dividend is distributed after the date of the notice.

        The Amendment to the law does not apply to an Industrial Enterprise that is a mine, other facility for production of minerals or a facility for exploration of fuel. Therefore, ICL plants that are defined

Notes to the Consolidated Financial Statements (Continued)

Note 20—Taxes on Income (Continued)

as mining plants and mineral producers will not be able to take advantage of the tax rates proposed as part of the new law. The Company has Preferred Enterprises at the tax rate of 7%.

        Nonetheless, tax benefits to which a Benefited Plant is entitled will not be cancelled in respect of investments up to December 31, 2012. Therefore, those plants will be able to utilize the tax benefits in respect of qualifying investments made up to December 31, 2012, in accordance with the provisions of the old law.

        As at the approval date of the financial statements, the Company is examining the impact of the law and its application with respect to the companies operating in Israel.

        On July 29, 2013, the Israeli Knesset approved the Budget Law and the Law for Change of National Priorities (Legislative Amendments for Achieving the Budget Targets for 2013 and 2014), 2013. As part of this legislation, it was determined that the tax rate for an individual and a foreign resident on a dividend that is distributed commencing from January 1, 2014 and the source of which is preferred income, will increase to 20% in place of the present rate of 15%.

c)
Trapped Earnings Law—Temporary Order

        On November 5, 2012, the Israeli Knesset passed Amendment No. 69 and Temporary Order to the Law for the Encouragement of Capital Investments, 1959 (hereinafter—"the Temporary Order"), which offers a reduced tax rate arrangement to companies that received an exemption from Companies Tax under the aforesaid law. The Temporary Order provides that companies that choose to apply the Temporary Order (effective for one year), will be entitled to a reduced tax rate on the "release" of exempt profits (hereinafter—"the Beneficiary Companies Tax Rate"). The release of exempt profits will make it possible to distribute them without additional tax at the company level and will also make it possible to use the profits without the restrictions that applied to the use of the exempt profits.

        The Beneficiary Companies Tax Rate will be determined according to the rate of exempt profits the company chooses to release from its entire exempt profits, and will be between 30% and 60% of the Companies Tax rate that would have applied to the revenue in the year it was produced if it had not been exempt, but in any event no less than 6%. Furthermore, a company that chooses to pay the Beneficiary Companies Tax Rate will have to invest in an industrial enterprise up to 50% of the tax saving it obtained, within a period of 5 years beginning from the year of notice. Failure to comply with this condition will require the company to pay additional Companies Tax.

        On November 4, 2013, the Company's Board of Directors decided to apply the Temporary Order and to release part of the exempt earnings. As a result, the amount of about NIS 3.8 billion (about $1.1 billion) of the exempt earnings was released. Accordingly, the Company recognized current tax expenses in respect of payment of the preferred Companies Tax, in the amount of about NIS 377 million (about $108 million).

4. The Law for the Encouragement of Industry (Taxation), 1969

        (A)  Some of the Company's Israeli subsidiaries are "Industrial Companies", as defined in the above-mentioned law. As such, these companies are entitled to claim depreciation at increased rates for equipment used in industrial activities, as stipulated in the regulations published under the Inflationary Adjustments Law.

        (B)  The industrial enterprises held by the Company and some of its Israeli subsidiaries have a common line of production and are therefore entitled to file consolidated tax returns in accordance

Notes to the Consolidated Financial Statements (Continued)

Note 20—Taxes on Income (Continued)

with Section 23 of the Law for the Encouragement of Industry. Accordingly, each of the said companies is entitle to offset its tax losses against the taxable income of the other company.

B.    Taxation of non-Israeli subsidiaries

        Subsidiaries incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The principal tax rates applicable to the major subsidiaries outside Israel are as follows:

Subsidiary incorporated in the Netherlands—tax rate of 25%.
Subsidiary incorporated in Germany—tax rate of 29%.
Subsidiary incorporated in the United States—tax rate of 40%.
Subsidiary incorporated in Spain—tax rate of 30%.
Subsidiary incorporated in United Kingdom—tax rate of 23%*.
*
Commencing from April 1, 2013, the tax rate in the United Kingdom was reduced24% to 23%, and is expected to be reduced to 21% starting April 1, 2014, and to 20% starting April 1, 2015.

C.    Carried forward tax losses

        As at December 31, 2013, the balances of the carryforward tax losses of subsidiaries, for which deferred taxes were created, amount to about $94 million (December 31, 2012—about $105 million).

        The balances of the carryforward tax losses of subsidiaries, for which deferred taxes were not created is about $27 million.

        The capital losses for tax purposes available for carryforward to future years amount to about $23 million. In accordance with an assessment agreement with the Israeli Tax Authorities, it will be possible to utilize most of these losses only against capital gains the Group companies have from a sale of shares of companies in which they hold directly at least 30%, to a company they control, directly or indirectly, at the rate of at least 50%. Deferred taxes were not recorded in respect of these capital losses. These losses are linked to the CPI as stated in Paragraph A(1) above.

D.    Tax assessments

        The Company and its Israeli subsidiaries that are being consolidated for tax purposes have received final tax assessments up to and including the 2008 tax year.

        The rest of the Israeli subsidiaries have final tax assessments up to and including the 2009 tax year.

        Significant subsidiaries outside of Israel have final tax assessments up to and including the 2007 tax year (for the majority of them).

        On December 29, 2013, an assessment was received from the Israeli Tax Authority ("ITA") whereby the Company is required to pay tax in addition to the amount it already paid in respect of the years 2009-2011, in the amount of about $230 million. The main contentions of the ITA is that ICL's subsidiaries: Dead Sea Works and Rotem Amfert Negev, are not entitled to benefits under the Law for Encouragement of Capital Investments—this being from the date of entry into effect of Amendment No. 60 to this Law, in 2005. The Company disagrees with the ITA's position and it has a legal opinion supporting its position. The Company has filed an appeal of the ITA's assessment. No tax expenses have been included in the financial statements as a result of the said assessment.

Notes to the Consolidated Financial Statements (Continued)

Note 20—Taxes on Income (Continued)

E.    Deferred income taxes

1. The composition of the deferred taxes and the changes therein, are as follows:

	In respect of financial position				In respect of carry forward tax losses (see E above)
	Depreciable property, plant and equipment	Inventories	Provisions for employee benefits	Other		Total
	US$ thousands
Balance as at January 1, 2012	(299,570)	42,193	117,473	5,399	46,662	(87,843)
Changes in 2012:
Changes in respect of business combinations	72	—	—	(1,211)	—	(1,139)
Amounts recorded to a capital reserve	—	—	8,976	189	(1,889)	7,276
Translation differences	(1,065)	159	1,073	(508)	390	49
Amounts recorded in the statement of income	(32,839)	3,693	14,455	(23,028)	16,416	(21,303)

Balance as at December 31, 2012	(333,402)	46,045	141,977	(19,159)	61,579	(102,960)

Changes in 2013:
Amounts recorded to a capital reserve	—	—	(14,172)	(223)	(4,376)	(18,771)
Translation differences	1,303	1	(651)	(473)	(1,255)	(1,075)
Amounts recorded in the statement of income	337	3,506	22,088	(8,491)	(4,354)	13,086

Balance as at December 31, 2013	(331,762)	49,552	149,242	(28,346)	51,594	(109,720)

2. Deferred taxes are presented in the statement of financial position as follows:

	As at December 31
	2013	2012
	US$ thousands	US$ thousands
As part of non-current assets	111,157	112,189
As part of non-current liabilities	(220,877)	(215,149)

	(109,720)	(102,960)

3. The currencies in which the deferred taxes are denominated:

	As at December 31
	2013	2012
	US$ thousands	US$ thousands
Dollar	(17,541)	(7,557)
Euro	(16,535)	(6,085)
Shekels	(84,510)	(97,487)
Other	8,866	8,169

	(109,720)	(102,960)

4. For companies in Israel—the deferred taxes as at December 31, 2013 are computed mainly at the weighted-average tax rate of 23% (December 31, 2012—23%). Regarding companies outside of Israel—see B above.

Notes to the Consolidated Financial Statements (Continued)

Note 20—Taxes on Income (Continued)

F.     Taxes on income included in the income statements:

1.
Composition

	For the year ended December 31
	2013	*2012	*2011
	US$ thousands	US$ thousands	US$ thousands
Current taxes	185,230	201,061	244,063
Deferred taxes	(12,631)	22,543	63,550
Taxes in respect of release of trapped earnings	108,623	—	—
Taxes in respect of prior years*	(1,199)	(6,043)	25,857

	280,023	217,561	333,470

*
Including deferred taxes in respect of prior years.

        2.     Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates (see A(2) above) and the tax expense presented in the statements of income:

	For the year ended December 31
	2013	2012	2011
	US$ thousands	US$ thousands	US$ thousands
Income before taxes on income, as reported in the statements of income	1,100,196	1,519,293	1,834,528
Statutory tax rate	25%	25%	24%

Theoretical tax expense on this income	275,049	379,823	440,287
Less—tax benefits arising from reduced tax rate applicable to an "Approved Enterprise" and "Benefited Enterprise"	7,072	(121,266)	(127,917)

	282,121	258,557	312,370
Add (less)—the tax effect of:
Differences between the basis of measurement for tax purposes and for financial reporting purposes (the dollar)	(16,557)	(6,965)	7,648
Differences in respect of foreign subsidiaries	22,516	24,347	26,443
Non-deductible expenses	7,902	9,130	8,316
Additional deduction for tax purposes for foreign subsidiaries and withholding of tax at the source in respect of a dividend from outside of Israel	(5,903)	(56,647)	(43,958)
Taxes in respect of prior years	(1,199)	(6,043)	25,857
Elimination of tax calculated in respect of the Company's share in losses (profits) of associated companies	(6,421)	(6,639)	(8,224)
Other differences	(2,436)	1,821	5,018

Taxes on income included in the income statements	280,023	217,561	333,470

Notes to the Consolidated Financial Statements (Continued)

Note 20—Taxes on Income (Continued)

G.    Taxes on income relating to equity items

	For the year ended December 31
	2013	2012	2011
	US$ thousands	US$ thousands	US$ thousands
Tax recorded in other comprehensive income
Actuarial gains from defined benefit plan	(14,172)	9,018	8,040
Change in fair value of financial assets available-for-sale	—	—	1,329
Change in fair value of derivatives used for hedging cash flows	(898)	313	(143)
Taxes in respect of exchange rate differences on equity loan to a subsidiary included in translation adjustment	(4,376)	(1,889)	4,027

	(19,446)	7,442	13,253

	For the year ended December 31
	2013	2012	2011
	US$ thousands	US$ thousands	US$ thousands
Tax recorded directly in equity
Tax benefits (taxes on income) in respect of issuance of shares to employees	(223)	189	(1,070)

Note 21—Employee Benefits

A.    Composition

	As at December 31
	2013	2012
	US$ thousands	US$ thousands
Present value of funded obligations	784,256	783,813
Less—fair value of plan assets	761,257	704,858

	22,999	78,955
Present value of unfunded obligations	452,909	424,434
Post-retirement medical benefits	3,812	7,666

Recognized liability for defined benefit obligations plans	479,720	511,055
Liability for severance benefits	158,589	131,075

Total liability for employee benefits recognized in the statement of financial position	638,309	642,130

Notes to the Consolidated Financial Statements (Continued)

Note 21—Employee Benefits (Continued)

        The liability in respect of employee benefits is presented in the statement of financial position as follows:

	As at December 31
	2013	2012
	US$ thousands	US$ thousands
As part of non-current assets	83,124	69,193
As part of non-current liabilities	702,103	685,716
As part of current liabilities	19,330	25,607

	638,309	642,130

        Composition of the plans' assets:

	As at December 31
	2013	2012
	US$ thousands	US$ thousands
Equity instruments
With quoted market price	242,516	201,924
Without quoted market price	307	247

	242,823	202,171
Debt instruments
With quoted market price	192,603	336,336
Without quoted market price	172,490	14,450

	365,093	350,786
Deposits with insurance companies	153,341	151,901

	761,257	704,858

B.    Linkage terms

	As at December 31
	2013	2012
	US$ thousands	US$ thousands
Dollar	9,671	15,871
Euro	168,216	169,640
Israeli Shekel	418,057	402,878
British pound	39,780	51,524
Other	2,585	2,217

	638,309	642,130

C.    Severance pay

1. Israeli companies

        Pursuant to Israeli labor laws and the labor contracts in force, the Company and its Israeli subsidiaries are required to pay severance pay to dismissed employees and employees leaving their

Notes to the Consolidated Financial Statements (Continued)

Note 21—Employee Benefits (Continued)

employment in certain other circumstances. Severance pay is computed based on length of service and generally according to the latest monthly salary and one month's salary for each year worked.

        The liabilities relating to employee severance pay rights are covered as follows:

          a)    Under collective labor agreements, the Group companies in Israel make current deposits in outside pension plans for some of the employees. These plans generally provide full severance pay coverage and, in some cases, 72% of the severance pay liability.

          The severance pay liabilities covered by these plans are not reflected in the financial statements, since all the risks relating to the payment of the severance pay, as described above, have been transferred to the pension funds.

          b)    The Group companies in Israel make current deposits in Managers' Insurance policies in respect of employees holding management positions. These policies provide coverage for the severance pay liability in respect of the said personnel. Under employment agreements, these insurance policies are, subject to certain limitations, the property of the employees. The amounts funded in respect of these policies are not reflected in the balance statements of financial position since they are not under the control and management of the companies.

          c)     As to the balance of the liabilities that are not funded, as above, a provision is made in the financial statements based on an actuarial calculation.

2. Certain subsidiaries outside Israel

        Since the countries wherein these subsidiaries operate have no law requiring payment of severance pay, the Group does not include a provision in the financial statements for possible eventual future severance payments to employees, except in cases where part of the activities of the enterprise is discontinued and, as a result, the employees are dismissed.

D.    Pension and early retirement

        1.     Some of the Group's employees in and outside of Israel (some of whom have already left the Group) have defined benefit pension plans (within the companies) for their retirement. Generally, the terms of the plans provide that the employees are entitled to receive pension payments based on, among other things, their number of years of service (in certain cases up to 70% of their last base salary) or computed, in certain cases, based on a fixed salary.

        2.     In addition to the above, some Group companies have entered into an agreement with funds—and with a pension fund for some of the employees—under which such companies make current deposits with that fund which releases them from their liability for making a pension payment under the labor agreements to all of their employees upon reaching a retirement age. The amounts funded are not reflected in the statements of financial position since they are not under the control and management of the Group companies.

        3.     Employees of a subsidiary in Sodom, Israel are entitled to early retirement if they fulfill certain conditions, including age and seniority at the time of retirement.

        4.     In December 2013, Company Management approved a plan whereby a number of employees of the Rotem subsidiary may leave on early retirement prior to the retirement age provided by law. As

Notes to the Consolidated Financial Statements (Continued)

Note 21—Employee Benefits (Continued)

a result, in 2013 the Group recorded an expense in the amount of about $60 million included in "other expenses" in the statement of income.

        In the months of November and December 2012, the Board of Directors of certain subsidiaries approved plans whereby a number of the subsidiaries' employees were permitted to take early retirement prior to the retirement age provided by law. In the statement of income for 2012, an expense was included in the amount of about $55 million in respect of the said early retirement plans.

E.    Post-employment retirement benefits

        Some of the retirees of the Group companies receive, aside from the pension payments from a pension fund, benefits that are primarily holiday gifts and weekend trips. The companies' liability for these costs accrues during the employment period. The Group companies include in their financial statements the projected costs in the post-employment period according to an actuarial calculation.

F      (1) Movement in present value of defined benefit plans

	For the year ended December 31
	2013	2012
	US$ thousands	US$ thousands
Obligation in respect of defined benefit plan at beginning of the year	1,215,913	1,059,925
Current service costs	43,166	34,460
Interest costs	48,434	49,627
Employee contributions	691	700
Benefits paid	(82,883)	(46,225)
Actuarial loses (gains) deriving from changes in financial assumptions	(32,385)	112,797
Actuarial gains deriving from changes in demographic assumptions	(1,498)	(26,173)
Increase in liabilities as part of business combinations	1,682	533
Past service cost	(8,611)	2,009
Changes in respect of exchange rate differences	40,364	12,225
Changes in respect of translation differences	16,104	16,035

Obligation in respect of defined benefit plan at end of the year	1,240,977	1,215,913

Notes to the Consolidated Financial Statements (Continued)

Note 21—Employee Benefits (Continued)

(2) Movement in plan assets for defined benefit plans

	For the year ended December 31
	2013	2012
	US$ thousands	US$ thousands
Fair value of plan assets at beginning of the year	704,858	609,177
Interest income	26,248	27,159
Actuarial gains recognized in equity	13,399	42,720
Employer contributions	23,868	35,587
Employee contributions	758	871
Increase in assets as part of business combinations	570	—
Benefits paid	(42,150)	(30,708)
Changes in respect of exchange rate differences	20,989	6,023
Changes in respect of translation differences	12,717	14,029

Fair value of plan assets at end of the year	761,257	704,858

(3) Expenses recognized in the income statement

	For the year ended December 31
	2013	2012	2011
	US$ thousands	US$ thousands	US$ thousands
Current service costs	43,166	34,460	34,546
Interest costs	48,434	49,627	53,259
Interest income	(26,248)	(27,159)	(31,218)
Past service cost	(8,611)	2,009	14,860
Exchange rate differences, net	19,375	6,202	(14,604)

	76,116	65,139	56,843

(4) Actual and expected return

	For the year ended December 31
	2013	2012	2011
	US$ thousands	US$ thousands	US$ thousands
Actual return on plan assets	39,647	69,879	8,625

Expected yield on plan assets	26,248	27,159	31,218

Notes to the Consolidated Financial Statements (Continued)

Note 21—Employee Benefits (Continued)

(5) Actuarial gains and losses recognized directly in equity

	For the year ended December 31
	2013	2012	2011
	US$ thousands	US$ thousands	US$ thousands
Cumulative amount (before tax) as at January 1	170,321	126,417	88,198
Actuarial losses (gains) deriving from changes in demographic assumptions	(1,498)	(26,173)	4,847
Actuarial losses (gains) deriving from changes in financial assumptions	(45,784)	70,077	33,372

Cumulative amounts (before tax) as at December 31	123,039	170,321	126,417
Deferred taxes in respect of actuarial gains and losses recognized directly in equity	(28,021)	(42,193)	(33,175)

	95,018	128,128	93,242

(6) a. Actuarial assumptions

        Principal actuarial assumptions at the reporting date (expressed as weighted averages):

	For the year ended December 31
	2013	2012	2011
	%	%	%
Discount rate as at December 31	4.0	4.2	4.9
Future salary increases	4.4	3.8	4.2
Future pension increase	2.4	2.5	2.6

        The assumptions regarding the future mortality rate are based on published statistics and accepted mortality tables.

        A one percentage point change in assumed healthcare cost trend rates does not have a material effect on the Company.

(6) b. Sensitivity analysis

        Assuming all other assumptions remain constant, the following reasonable possible changes effect the defined benefit obligation as of the date of the financial statements in the following manner:

	December 2013
	Decrease 10%	Decrease 5%	Increase 5%	Increase 10%
	US$ thousands	US$ thousands	US$ thousands	US$ thousands
Significant actuarial assumptions
Discount rate	(61,154)	(26,799)	28,572	53,501
Salary increase	22,148	13,674	(11,818)	(20,656)
Mortality table	(17,761)	(8,663)	9,284	15,491

Notes to the Consolidated Financial Statements (Continued)

Note 21—Employee Benefits (Continued)

        G.    The expenses recorded in respect of defined contribution plans in 2013 is about $26.4 million (in 2012, $24.1 million).

        The Group's estimate of the deposits expected to be made in 2014 in funded defined benefit plans is about $31.5 million.

        The Group's estimate life the defined benefit plans (based on a weighted-average), as at the end of the period, is about 14.4 years.

H.    Long-term remuneration plan

        On May 12, 2013, ICL's Board of Directors decided to approve a long-term remuneration plan for about 11,300 employees of the Company in and outside of Israel who are not managers that participated in the Company's options' plan (which was approved in November 2012) based on terms defined in the plan. The maximum cost of the plan is about $45 million. As at the date of the report, the terms defined in the plan were not met, thus no liability was included in the books in respect of this plan.

Note 22—Provisions

A.    Composition and changes in the provision

	Warranties	Site restoration, removal and dismantling of property, plant and equipment items	Legal claims	Other	Total
	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands
Balance as at January 1, 2013	1,028	77,947	3,392	35,320	117,687
Provisions made during the period	426	30,763	2,314	338	33,841
Provisions reversed during the period	(212)	(84)	(305)	(2,764)	(3,365)
Effect of the passage of time (due to discounting)	—	(2,597)	—	—	(2,597)
Payments during the period	(697)	(10,338)	(1,947)	(1,041)	(14,023)
Translation differences	43	1,282	204	(17)	1,512

Balance as at December 31, 2013	588	96,973	3,658	31,836	133,055

        Presentation in the statement of financial position:

	As at December 31
	2013	2012
	US$ thousands	US$ thousands
In current liabilities	38,485	40,217
In non-current liabilities	94,570	77,470

	133,055	117,687

Notes to the Consolidated Financial Statements (Continued)

Note 22—Provisions (Continued)

B.    Restoration of mines and mining sites

        1.     The Group included a provision in the books for restoration of mines and mining sites. The provision is based on the discounted cash flows based on an estimate of the future expenses that will be required to close down the mines and to restore the mining sites. The estimated closing date of the mines is based on a geological evaluation of the quantity of potash remaining in the mines and the resources available to the subsidiaries.

        2.     Pursuant to the provisions of Spanish law covering environmental protection in connection with areas affected by mining activities, a subsidiary in Spain has submitted a plan for site clearance of mining waste adjacent to the subsidiary's two production sites. The plan to clear the waste from the two sites is intended to last for a period of about 24 years and 36 years. According to the subsidiary's estimate, the overall scope of the plan for site clearance of the mining waste will amount to $29 million (€21 million). As at December 31, 2013, a provision in the amount of $16 million (€11 million) is recorded in the financial statements. The provision was calculated on the basis of discounted projected costs of clearing the waste.

        3.     Manufacturing facility of the Group in Naot Hovav, Israel contains solid waste. Pursuant to the requirements of the Israeli Ministry of Environmental Protection, it is required to treat the existing (past) and ongoing waste. The treatment will be, among other things, through a restoration facility of hydro-bromine acid. After a re-examination, in 2013 Company management decided to increase the provision for treatment of waste in the financial statements by about $25 million, as a result of a change in estimate and the assignment of the waste treatment to third parties. Management's estimates, as of the approval date of the financial statements, that the provision included in the financial statements is sufficient to cover the estimated cost of treating the historical waste. At this stage, prior to the planned commencement of the operation of the waste treatment facility, which is presently in the test-run stages, the waste is stored in a special site in coordination with the Israeli Ministry of Environmental Protection—part of which is treated by outside parties and part of which will be treated by the Group.

        4.     From time to time, one of the Group's subsidiaries in Israel is required to examine various contentions regarding residual waste found in areas surrounding its manufacturing facilities in the Naot Hovav area in Israel or that there is subterranean penetration of waste created during the manufacturing process. The subsidiary may be required to clean up the relevant sites or the subterranean areas if and when it is found that it is responsible for the said contamination as stated. In the past several years, various examinations were being performed by various institutions in order to investigate land contamination in this area and in the area surrounding the subsidiary's site in Be'er Sheva, Israel.

Note 23—Commitments, Concessions and Contingent Liabilities

A.    Commitments

        1.     Several of the Group's subsidiaries have entered into agreements with suppliers in Israel and outside of Israel for the purchase of raw materials in the ordinary course of business, for various periods ending on December 31, 2018. The total commitments under the said purchase periods of the agreements is approximately $739 million as of December 31, 2013.

Notes to the Consolidated Financial Statements (Continued)

Note 23—Commitments, Concessions and Contingent Liabilities (Continued)

        2.     Several of the Group's subsidiaries have entered into agreements with suppliers for acquisition of property, plant and equipment. As at December 31, 2013, the subsidiaries had capital purchase commitments of about $506 million.

        3.     A subsidiary in England has entered into several contracts for the lease of land used to mine potash. The lease fees are generally determined based on the quantity of potash mined in each leased area. The term of the two main lease contracts run up to 2015 and 2035. The contracts are usually signed for a term of 35 to 50 years. As at December 31, 2013, the remaining term covered by the lease contracts range from 2 to 25 years.

        4.     In September 2003, a long-term (20 year) supply agreement was signed between an Israeli subsidiary and a non-Israeli corporation commencing from January 2004, for the supply of bromine and bromine compounds by the subsidiary.

        5.     The Articles of Association of the Company and its Israeli subsidiaries include provisions that permit exemption, indemnification and insurance of the liability of officers, all in accordance with the provisions of the Israeli Companies Law and the Israeli Securities Law. The Company, with the approval of the Audit Committee, the Board of Directors and the General Meeting of the shareholders, granted its officers an exemption and letters of indemnification, and has also taken out an insurance policy covering directors and officers. The insurance and the compensation do not apply to those cases specified in Section 263 of the Israeli Companies Law. The exemption is for damage caused and/or to be caused by such officers, due to a breach of the duty of care to the Company. The amount of the indemnification payable by the Company under the letter of indemnification, in addition to amounts received from an insurance company, if any, for all of the officers on a cumulative basis, for one or more of the events detailed therein, was limited to $300 million. The insurance is renewed annually. The coverage in effect (including a joint layer with the parent company in the amount of $20 million) is in the aggregate amount of $220 million. On March 18, 2014 the Company's Board of Directors decided to summon a general meeting of the Company's shareholders' to approve an increase from $300 million to $350 million of the insurance coverage that was determined in the framework approved by the general assembly in August 2012, contingent upon the Company registering its shares for a public trade in the US market.

        6.     Several of the Group's subsidiaries in Israel have entered into agreements with various natural gas vendors for the supply of natural gas to the Group's manufacturing facilities in Israel. The Group committed to "take or pay" with respect to a minimum annual quantity of gas in a scope and in accordance with the mechanism provided in the agreements. The total quantities under the current existing agreements should provide the Group all its gas needs until September 30, 2017, including quantities required to operate the power station the Group intends to construct in Sodom, Israel, which is expected to start in the second half of 2015. The supply of the gas under the current existing agreements is for a term ending September 30, 2017. Additionally, upon a shortage of capacity in the production of gas, based on a decision of the Israeli Gas Authority, the allocation of the supply of gas might be limited to the Group's facilities together with other consumers connected to the national gas transport system, the allocation will be based on the formula provided in the decision of the Gas Authority.

        The Company anticipates that the amount of the annual consumption of the gas, after operation of the power station, as is expected to be received based on the Yam Thetys agreement and the Tamar Agreement, will be about BCM 0.76.

Notes to the Consolidated Financial Statements (Continued)

Note 23—Commitments, Concessions and Contingent Liabilities (Continued)

        7.     On June 28, 2012, the Group entered into agreements regarding a project to construct a new cogeneration plant in Sodom, Israel (hereinafter—"the Cogeneration Project") with a production capacity of 330 tons of steam per hour and 250 megawatts of electricity that will provide all the electricity and steam requirements of the production plants at the Sodom site in the upcoming years. The Cogeneration Project is expected to be completed in the first half of 2015. The cost of the Cogeneration Project is estimated at about $320 million. The construction agreements are linked to the exchange rate of the euro.

        The Company entered into foreign-currency hedging transactions to hedge the exposure to changes in the Project's cash flows deriving from changes in the dollar/euro exchange rate. As at December 31, 2013, this hedging transaction meets the criteria of an accounting hedge. Accordingly, changes in the fair value of the derivative used to hedge cash flows, in respect of the effective hedging component, are recorded and recognized in other comprehensive income. Changes in the fair value of the derivative relating to the ineffective portion are recorded in the statement of income.

B.    Concessions

Dead Sea Works Ltd. (DSW)

        Pursuant to the Israeli Dead Sea Concession Law, 1961 (hereinafter—"the Concession Law"), as amended in 1986, and the concession indenture attached as an addendum to the Concession Law, the Company was granted a concession to utilize the resources of the Dead Sea and to lease the land required for its plants in Sodom for a period ending on March 31, 2030, accompanied by a priority right to receive the concession after its expiration, should the Government wish to offer a new concession. In consideration of the concession, the Company pays royalties to the Government of Israel, calculated at the rate of about 5% of the value of the products at the factory gate, less certain expenses, on annual quantity of potash sold in excess of 1.5 million there is a higher royalty rate of 10%.

        DSW granted a sub-concession to Dead Sea Bromine Ltd. to produce bromine and its compounds from the Dead Sea, the expiration date of which is concurrent with DSW's concession. The Group pays royalties to the Government of Israel on the products manufactured by the Bromine Company. In addition, there is an arrangement relating to payment of royalties by Dead Sea Magnesium for production of magnesium metals by virtue of a specific arrangement with the State provided in the Government's decision dated September 5, 1993. Pursuant to the arrangement, royalties are paid by Dead Sea Magnesium on the basis of carnallite used for production of magnesium.

        The arrangement with Dead Sea Magnesium provides that during 2006 the State may demand a reconsideration in connection with the amount of the royalties and the method or their calculation for 2007 and thereafter. The State's demand for reconsideration, as stated, was first received at the end of 2010, and the matter is presently in an arbitration proceeding, as described below.

        In 2006, a letter was received from the then Accountant General of the Israeli Ministry of Finance, claiming an underpayment of royalties amounting to hundreds of millions of shekels. Pursuant to the concession, disputes between the parties relating to the concession, including royalties, are to be decided by an arbitration panel of three arbitrators (each side appoints an arbitrator and these two appoint the third). On January 9, 2011, the State of Israel and the Company decided to turn to arbitration for purposes of deliberating and deciding the issue of the manner of calculation of the royalties under the concession and royalties to be paid for magnesium metals and payment or refunds

Notes to the Consolidated Financial Statements (Continued)

Note 23—Commitments, Concessions and Contingent Liabilities (Continued)

(if any) due deriving from these matters. Each of the parties appointed an arbitrator on its behalf and these arbitrators appointed the third arbitrator. The arbitration proceedings have been concluded and the arbitration decision is expected to be rendered on the date to be determined by the arbitrators.

        In the statement of claim filed by the State of Israel in the arbitration proceedings, the State of Israel is claiming the amount of $265 million in respect of underpayment of royalties for the years 2000 through 2009, with the addition of interest and linkage differences, and change in the method of calculating royalty payments from the sale of metal magnesium.

        After studying the State of Israel's allegations in respect of prior years, the Company believes, on the basis of a legal opinion it received, that the royalties it had paid and their manner of calculation are consistent with the provisions of the concession. The same method of calculation was applied consistently since the time the Company was a government company, and was known to the State of Israel and accepted by it. Accordingly, and on the basis of the legal opinion the Company received, no provision has been recorded in the financial statements with respect to royalties that the State of Israel contends were underpaid.

        As of May 14, 2014, there are no new updates and no new communications with the arbitrators concerning estimated timing for their decision based on similar situations or prior experience.

        In 2013 and 2012, the Company paid royalties to the Government of Israel in the amounts of approximately $110 million and approximately $125 million, respectively.

Rotem

        Rotem has been mining phosphates in the Negev for the last fifty years. The mining is conducted in accordance with phosphate mining concessions, which are granted from time to time by the Minister of National Infrastructures under the Mines Ordinance, through the Supervisor of Mines in his Office (hereinafter—"the Supervisor"), accompanied by mining authorizations issued by the Israel Lands Administration (hereinafter—"the ILA"). The concessions relate to the quarry (phosphate rock) whereas the authorizations relate to use of land as active mine sites.

Mining concessions:

        Rotem has the following mining concessions:

              i.  Rotem Field—valid up to the end of 2021;

             ii.  Zafir Field—(Oron-Zin)—valid up to the end of 2021;

            iii.  Effa Field—the concession ended in 2013, the work in the field was completed and the site was restored to a status of a military training zone;

            iv.  Hatrurim Field—the Supervisor has decided to extend the area of the Rotem field concession (valid until the end of the 2021) so that it includes the Hatrurim Field. The area of the Rotem concession has been so extended, and the matter has been transferred to the ILA to deal with the extension of the area of the mining permit for the Rotem Field, in line with the extension of the concession area.

        In September 2012, a committee was set up by the CEO of the Israeli Ministry of Energy and Water, to examine the phosphates sector, including representatives of the Israeli Ministry of Energy and Water, from the Israeli Geological Institute and the Israeli Ministry of Economy, Trade and Industry, in

Notes to the Consolidated Financial Statements (Continued)

Note 23—Commitments, Concessions and Contingent Liabilities (Continued)

order to look into use of the phosphate resource in Israel, and to submit recommendations regarding the annual quantity of mining of phosphates, the manner of use of the phosphates layers and the stages for restoring the mine areas. The committee published its recommendations and, among other things, it recommended to examine the possibility of imposing certain restrictions on the manner of the mining and utilization of the phosphates, and also recommended to approve mining in additional fields, such as, the Barir field. As at the date of the report, no operative decisions had been made based on the committee's recommendations.

Mining royalties:

        In respect of mining of the phosphate, Rotem is required to pay the State of Israel royalties based on a calculation format stipulated in the Israeli Mines Ordinance. The calculation format for the royalties was updated in February 2010 as part of a compromise agreement that settled all the disputes regarding past royalties and formulas for future royalties.

        In 2013 and 2012, Rotem paid royalties to Israeli government in the amounts of approximately $4 million and $6 million, respectively.

Planning and building:

        The mining and quarrying activities require zoning approval of the site based on a plan in accordance with the Israeli Planning and Building Law, 1965. These plans are updated, as needed, from time to time. As at the date of the report, there are various requests at different stages of deliberations before the planning authorities.

        At the end of 2009, at the recommendation of a team accompanying preparation of a new site plan for the Zin-Oron area in Israel, the Local District Board approved extension of the execution stages of the site plan from 1991, which zones the Zafir site (Zin-Oron) for mining up to the end of 2013, and in September 2013, the Local District Board approved extension of additional stages up to the end of 2015.

        The plan for mining phosphates in Barir field (South Zohar) is in planning approval stages, and it has not yet been decided whether to deposit it with the competent authorities. Israeli residents of Arad, the communities and the surrounding Bedouin villages in the area object to deposit of the plan and continuation of advancement of the planning stages in respect thereof, due to the fear of environmental and health dangers they contend will be caused as a result of operation of the mine. The Company believes that the mining activities in Barir field does not involve any risks to the environment or to people and, accordingly. After an expert appointed by the Israeli Ministry of the Prime Minister expressed his opinion that there is no health hazard in the Barir mine, the Israeli Ministry of Health appointed a committee on its behalf to examine the matter before the Israeli Ministry formulates an opinion. On April 3, 2014, the Company was informed that the Minister of Health, Ms. Yael German, contacted the Head of the Planning Administration in the Ministry of the Interior, Ms. Binat Schwartz, and notified her that after reading carefully the opinion of the expert appointed by the Ministry of Health, she has decided to oppose mining, including exploratory mining, in the Barir field. The Company disagrees with the Minister of Health's interpretation of the opinion. In the Company's estimation, and based on its understanding of this opinion, this opinion does not contradict the Company's position that the mining activities in Barir field do not involve any risks to the environment or to people. The residents of Arad are continuing to object to advancement of the mining plan and

Notes to the Consolidated Financial Statements (Continued)

Note 23—Commitments, Concessions and Contingent Liabilities (Continued)

even to experimental mining. If mining approval is not received in Barir field, this will significantly impact the Group's future mining reserves in the medium and long term.

        3.     A subsidiary in Spain from the ICL Fertilizers segment was granted mining rights based on legislation of Spain's Government from 1973. Further to the legislation, the Government of the Catalonia region issued special mining regulations whereby the subsidiary, a company from the ICL Fertilizers segment, received single license for each of 126 different relevant sites for the current mining activities and possibilities for the future. Some of the licenses are valid up to 2037 and the rest are effective up to 2067. The mining royalties in 2013 amounted to about €0.2 million. Regarding an additional area beyond the areas referred to above, "Reserva Catalana," a request was submitted to extend, commencing from October 2012, the concession period for a period of 30 years. At the present time, no mining activities are being carried out in this area. The administrative activities to extend the concession period have not yet been completed by the National Mining Authority, however the mining rights are still valid.

        4.     The mining rights of a subsidiary in the United Kingdom, from the ICL Fertilizers segment (hereinafter—"CPL") are based on approximately 114 mining leases and licenses for extracting various minerals, in addition to numerous easements and rights of way from private owners of land under which CPL operates or, in the case of mining underneath the North Sea, granted by the British Crown. The terms of all of these leases, licenses, easements and rights of way extend until 2015-2038. In 2013, mining royalties amounted to about £2.7 million.

        5.     A subsidiary in the United Kingdom, from the ICL Fertilizers segment, mines peat, which constitutes a raw material for production of detached platforms for improvement of land and for use as soil substitutes on growing platforms, in the Company's mines in the United Kingdom (Creca, Nutberry and Douglas Water). The Nutberry and Douglas Water sites are owned by the subsidiary, whereas Creca is held under a long-term lease. The mining permits were granted through the year 2024. The mining permits are granted by the local authorities for time periods fixed in advance of 14 years and are renewed after being examined.

C.    Contingent liabilities

        1.     As at December 31, 2013, the total guarantees provided by the Group to third parties amount to $95 million. The guaranties provided by the Group in respect of loans taken out by the Group's subsidiaries amount to about $1,284 million.

        2.     During the 1990s several claims were made against few of the Group's subsidiaries in respect of plaintiffs from various countries, who worked mostly as banana plantation workers, who allegedly have been injured by exposure to Di Bromo Chloropropane ("DBCP") produced, many years ago, by a number of manufacturers, including large chemical companies. As at the date of approval of the financial statements, the Group's subsidiaries are parties to one legal proceeding by 9 plaintiffs who are requesting certification of their claim as a class action. The claim is for bodily injury and therefore the amount for the claims have not been stated. The Group believes the quantities of material supplied by the Group to the relevant countries in the relevant periods was, if at all, small compared with the quantities of material sold by other chemical manufacturers.

        In the opinion of Company Management, based on the estimation of its legal advisors, it is not possible to estimate the results of the above claims. Nonetheless, it is estimated that the overall exposure to the Group would not exceed $20 million.

Notes to the Consolidated Financial Statements (Continued)

Note 23—Commitments, Concessions and Contingent Liabilities (Continued)

  3. Environmental

        The Group companies manufacture, store and sell hazardous chemical products and, therefore, they are exposed to risks deriving from damage to the environment. The companies invest significant amounts in order to comply with the environmental rules and regulations. In the estimation of Company Management and on the basis of information in its possession as at the signing date of the financial statements, the provision existing in the financial statements covers the quantifiable liabilities in respect of costs relating to environmental protection.

        a)    In December 2006, an agreement was signed between the Israeli Ministry of the Environment, the Manufacturers' Association, factories in Ramat Hovav, Israel (including ICL Industrial Products) and the Sustainable Negev Association, which was approved by the District Court, whereby the Israeli Ministry and the factories agreed to commence accelerated negotiations for a period of six months (which ended in June 2007) regarding emissions into the air both from new and existing facilities, as well as diffused emissions, and prevention of pollution and odor hazards, on the basis of international standards. In April 2007, the government of Israel resolved, as part of a decision to move Israel Defense Forces' training bases to the Negev Junction near Ramat Hovav, that government ministries would act to improve the air quality around the Ramat Hovav Industrial Zone, in accordance with an outline agreed upon by the Israeli Ministry of Health, the Israeli Ministry of the Environment and the Israel Defense Forces.

        In December 2007, updated business license conditions were issued to Bromine Compounds Ltd. in Israel under which the treatment of effluents will be under the exclusive responsibility of each plant (including the removal stage). Under the conditions of the license, the wastewater from the facilities will be removed to the evaporation ponds and reservoirs that are operated and managed by the Council, until the end of 2009. After this date, independent removal systems will be operated under the management of each facility, and wastewater pumping into the current system will be prohibited. New dates were set, as a result of a postponement stemming from continuation of the statutory processes, which are also acceptable to the Israeli Ministry of Environmental Protection and the Local Industrial Council of Ramat Hovav. In 2013, construction of the plant's independent evaporation ponds was completed and all the wastewater is being flowed into them.

        In September 2012, the plant submitted a request for an emissions permit pursuant to the Clean Air Law, 2008. The emissions permit was received in August 2013. The terms of the permit implement the principles of the European Directive in the atmosphere area, which are the strictest standards in Europe.

        b)    Pending proceedings relating to the Kishon River, Israel

        The production site of Fertilizers and Chemical Materials Ltd., a company in the ICL Fertilizers segment (hereinafter—"FCM") borders the Kishon River. For decades FCM, along with many other entities, municipalities and plants, has diverted wastewater to the Kishon River.

        Between 2001 and 2005, a number of claims for monetary damages were filed in the Haifa District Court against FCM and a series of other defendants (including the State of Israel) by 50 individuals (or their heirs or dependents), most of them fishermen who worked, according to the claims, in the Kishon's fishing harbor. According to the plaintiffs, the flow of sewage to the Kishon River by each of the chemical plants operating on the river banks has caused the plaintiffs' cancer and other illnesses. Dozens of factories, local governments and insurance companies were added as third-party defendants. In the course of examining the claims, ten plaintiffs withdrew their claims, which were dismissed.

Notes to the Consolidated Financial Statements (Continued)

Note 23—Commitments, Concessions and Contingent Liabilities (Continued)

        On November 3, 2013, a court judgment was rendered rejecting the plaintiffs' claim for damages. On February 9, 2014, the court issued a decision regarding the legal fees. In its decision, the court charged all the plaintiffs for the defendants' costs, in the amount of about NIS 4.6 million. Of the total expenses charged to the plaintiffs, it was determined that an amount of more than NIS 1.1 million is to be paid to Fertilizers and Chemical Materials Ltd. The plaintiffs requested from the court to extend the date in order to file an appeal on their behalf.

        Based on the evaluation of its legal advisors, and in light of the court's detailed and reasoned decision, the Company estimates that the chances that of appeal succeeding (if ultimately filed) are unlikely.

        Between 2000 and 2007, a number of claims were filed in the District Court at Haifa against a list of defendants by former soldiers (and their heirs and dependents). The plaintiffs claim that contact with toxic substances in and around the Kishon River caused them cancer and other diseases. Several dozen factories (including FCM), governments, including the State of Israel, and insurance companies were added as third-party defendants.

        On June 17, 2013, a court decision was rendered rejecting the claim for damages of 72 former soldiers (and their heirs and dependents) in the consolidated cases (one claim was rejected at the hearing and another 16 non-consolidated cases remain). On November 24, 2013, the plaintiffs filed an amended notice of appeal with the Supreme Court. Based on the evaluation of its legal advisors, and in light of the court's detailed and reasoned decision, the Company estimates that the chances that of appeal succeeding are unlikely.

        On February 23, 2014, a court hearing was held in connection with the claims in the unconsolidated cases and it was decided to "freeze" the hearing until the Supreme Court renders its decision with reference to the appeal filed with respect to the consolidated cases. Based on the evaluation of its legal advisors, and based on the court's holdings with respect to the consolidated cases, the Company estimates that the chances that the claim will be accepted in the unconsolidated cases are unlikely.

        c.     Three claims were filed with the District Court at Beer Sheva, Israel in March and June 2007 against the State of Israel and the Industrial Local Council at Ramat Hovav, Israel, in whose jurisdiction the Ramat Hovav plants operate, including the plants of ICL Industrial Products. The plaintiffs argue that various pollutants in the vicinity of Ramat Hovav have caused their illnesses, including, among other things, respiratory diseases, spontaneous abortion, birth defects, diseases of the nervous system, cancer, and other illnesses. The claims rely, among other things, on results of an epidemiological study. The claims sue for sums for treatment expenses incurred by the plaintiffs, as well as compensation for pain and suffering, distress, and punitive damages. The plaintiffs are suing for a total sum of approximately $69 million.

        In May 2008, the Local Council filed a third party notice against a number of plants at Ramat Hovav, including factories of ICL Industrial Products. In December 2008, the State of Israel also filed a third party notice against the same factories. The notices alleged that if the Council or the State of Israel is held to be liable to compensate the defendants, then the liability for compensation must be imposed on the plants, or they must be required to indemnify the Council or the State of Israel for any compensation that they are required to pay to the plaintiffs. On January 9, 2013, a judgment was rendered rejecting the claim against the defendants, including ICL's plants. On February 20, 2013, the plaintiffs filed an appeal with the Supreme Court. In the Company's estimation, based on the

Notes to the Consolidated Financial Statements (Continued)

Note 23—Commitments, Concessions and Contingent Liabilities (Continued)

assessment of its legal advisors, the chances that the appeal will be accepted are unlikely and, accordingly, no provision was included in the financial statements

  4. Increase in level of Pond 5, Israel

        The minerals from the Dead Sea are extracted by way of solar evaporation, whereby salt precipitates onto the bed of one of the evaporation ponds at Sodom, in one of the DSW's sites. The precipitated salt creates a layer on the pond bed of approximately 20 million tons annually. The process of production of the raw material requires that a fixed brine volume is preserved in the pond. To this end, the water level of the pond is raised by approximately 20 centimeters annually.

        The Ein Boqeq and Hamei Zohar hotels, the town of Neve Zohar and other facilities and infrastructures are located on the western beach of this pond. Raising the water level of the pond above a certain level is likely to cause structural damage to the foundations and the hotel buildings situated close to the water's edge and to other infrastructure on the western shoreline of the pond, depending on the height to which the water level is raised and the location of the relevant object.

        In July 2012, an appendix to the agreement from 2007 was signed relating to additional protections of beachfronts that are to be executed in order to permit strengthening of the water level. Based on the appendix to that agreement, the level of the DSW's participation in the beachfront protection will be 39.5%.

        On July 8, 2012, the Group entered into an agreement with the government of Israel, relating to a permanent solution for the increase in level of Pond 5. The permanent solution for the rising of the level of the Dead Sea is by means of full harvesting of the salt from Pond 5 (hereinafter—"the Salt Harvesting").Upon completion of the Salt Harvesting, the process of production of the raw material, will no longer cause or require raising of the water level in the Pond.The highlights of the agreement are set forth below:

        A.    Planning and execution of the Salt Harvesting will be performed by the Group.

        B.    The Salt Harvesting project, including a new pumping station to be constructed, constitute an Israeli national infrastructure project that will be promoted by the Israeli Committee for National Infrastructures.

        C.    Starting January 1, 2017, the water level in Pond 5 will not rise above 15.1 meters in the DSW's network. If there would be a material deviation from the timetables for construction of the Salt Harvesting project as a result of a requirement for changes by the planning institutions, as a result of which the Plan is not approved on time, without the Company having violated its obligations, the Company will be permitted to request raising of the water level above that level. The Company will be required to pay compensation for any damages caused, as a result of the rise in the water level. The statutory infrastructure of the Salt Harvesting project is presently being discussed by the Board of National Infrastructures and its approval is expected in 2014. Concurrently, the Group is performing additional activities relating to the harvesting project.

        D.    Pursuant to the Dead Sea Protection Company, the total cost of the Salt Harvesting is estimated, as at October 2010, in an undiscounted amount of NIS 7 billion. The Government will bear up to 20% of the cost of the Salt Harvesting. The Government's maximum commitment (20% of the discounted amount, 3.8 billion Shekel) is linked to the CPI and bears interest at the rate of 7%.

Notes to the Consolidated Financial Statements (Continued)

Note 23—Commitments, Concessions and Contingent Liabilities (Continued)

        E.    Increase in the rate of the royalties from 5% to 10% of sales, for quantities of chloride potash DSW sells in excess of 1.5 million tons annually, this increase will apply to sales starting January 1, 2012. The Group also agreed that for the period starting January 1, 2010 and until January 1, 2012, for annual sales exceeding 3.0 million tons additional royalties at a rate of 5% will be paid.

        F.     As part of the agreement, the State of Israel declared that as of that date, it sees no need to make additional changes in its then specific fiscal policy regarding mining from the quarries at the Dead Sea, including the commercial utilization thereof and, accordingly, at that present time, it will not initiate and will not object, as applicable, to proposed laws regarding this matter. The Company's consent to the increase of the rate of the royalties, as stated in E above, is contingent on implementation of the Government of Israel's decision, as stated in this Section. The agreement further provides that if legislation is enacted that changes the specific fiscal policy in connection with profits or royalties deriving from mining of quarries from the Dead Sea, the Company's consent will not apply regarding an increase in the rate of royalties above on the surplus quantities referred to above, commencing from the date the additional tax is to be collected as stated in the legislation and the matter will be returned to arbitration. If such a situation does occur, the matter of the royalties' rate on the surplus quantity stated in E above, will be transferred to arbitration and each side will be permitted to raise any contention it could have raised immediately preceding signing of the above-mentioned agreement.

        On June 17, 2013, the Minister of Finance, Mr. Yair Lapid, gave notice regarding an establishment of a public committee, headed by Prof. Eytan Sheshinski, for examination of the policy with respect to the royalties received by the State of Israel from private entities, including the Company, for use of national natural resources. Pursuant to the appointment certificate the committee was granted, the committee is required, inter alia, to examine the royalties policy at a broad perspective, while making reference to the impacts on the present agreements between the various parties engaged in these matters and the State of Israel. In addition, the committee is required to examine the application of the principles formulated in connection with the Dead Sea quarries, taking into account, among other things, Government Decision No. 4060 and the detailed agreement signed with DSW in July 2012 as a result of this decision, and while addressing the public debate held regarding the possibility of merging the Company with a foreign company. Pursuant to the appointment certificate, the committee is expected to submit its recommendations to the Minister of Finance by June 2014.

        Pursuant to the Group's position, as it was presented to the committee, there is no room for imposing any type of additional royalties on the Group. On November 4, 2013, the Group submitted its position to the committee in writing. On December 3, 2013, the Group contacted the Minister of Finance, among other things, in the name of DSW, in order that the matter will be excepted from the committee's letter of appointment, however, its request was denied. On December 16, 2013, the Group's representatives appeared before the committee members. On March 18, 2014, DSW notified the Government of Israel of its intention to file a statement of claim in the framework of an arbitration proceeding in connection with breach of the concession agreement, which is in the addendum to the Dead Sea Concession Law, 1961 ("the Concession Agreement" and "the Dead Sea Concession Law"), which provides DSW, among other things, the exclusive right to produce from the Dead Sea quarries, and also gave notice of appointment of an arbitrator on its behalf and requested appointment of an arbitrator on behalf of the State of Israel.

        Based on the main reasons in the statement of claim, which was attached to DSW's notification to the State, the State's conduct in taking unilateral steps for examination of the consideration DSW is to pay to the State in respect of the rights granted to it in the Concession Agreement, in the manner described above, constitutes a violation of the Concession Agreement that is embedded in the Dead Sea Concession Law, which provides, among other things, that every doubt, disagreement or dispute

Notes to the Consolidated Financial Statements (Continued)

Note 23—Commitments, Concessions and Contingent Liabilities (Continued)

that arises between the parties to the Concession Agreement is to be resolved by means of an arbitration proceeding. In addition to that stated, the State's conduct constitutes a violation of its duty to act in an accepted manner and in good faith when fulfilling the obligations and utilizing the rights deriving from the Concession Agreement, and ignoring the significant provisions of the Concession Agreement that anchor the consents of the State and DSW with reference to the full consideration DSW will pay to the State in respect of the right granted to it relating to the quarries at the Dead Sea. In light of these violations, DSW believes that it has a right to compensation regarding all the damages it was caused and will be caused as a result of the State's conduct.

        G.    Up to the time the required harvesting set-up is completed, additional interim construction of defenses and barriers are required. There is no certainty that construction of these defenses will be finished on the dates required by the height of the level of the Pond, since there could be delays deriving from, inter alia, the need to receive the permits required by law (which are subject to complex and lengthy proceedings), and for other reasons. Delays in constructing the interim defenses could cause significant damage to the hotels and/or to the Group.

        In a petition filed by the Hotels Union in November 2013, the court rejected the request to issue an interim order preventing raising of the dike by the Government Company for Protection of the Dead Sea Ltd. that was intended to protect the western coast of pond No. 5 (where a number of hotels are located) against a rise in the water level of pond No. 5. A hearing has been scheduled for September 15, 2014 with respect to the petition of the Hotels Union for an order requiring the defendants to explain why the building permit relating to the raising of the dike should not be revoked.

        In another petition filed by two Hotels against the Planning and Building State Committee for National Infrastructures and the Government Company for Protection of the Dead Sea Ltd. in May 2014, the petitioners request an interim order prohibiting the issue of building permits for the raising of the dike by the Government Company for Protection of the Dead Sea Ltd. intended to protect the western coast of pond No. 5 against a rise in the water level of pond No. 5. In this petition we are not named as a respondent. The court has not yet addressed the matter.

        Delays in raising of dikes may prevent the raising of water level in pond No. 5 and consequently may cause a reduction in our production capacity.

        5.     The subsidiary in Spain (IBP) has two potash production sites in the towns of Suria and Sallent. As a by-product of the potash production process, salt is produced and heaps up in piles. Most of the piled up salt is not usable. Every 8 years (as is true for every other company in Spain) the Company is required to obtain the renewal of the approved environmental license. Regarding the environmental license, the two sites received licenses that are valid up to 2015 and 2016 (see Section 6 below). Regarding the license to pile up salt on the sites—with respect to the first site in the town of Suria, there is room to pile up salt on the site that is sufficient for about 13 years (up to 2026) at the current production level; with respect to the second site in the town of Sallent, on which the Company intends to discontinue the mining activities by the end of 2015, there is room to pile up salt on the site that is sufficient, at the current level of production, for an additional year and a half. In February 2014, the court determined that the permit given by The Generalitat (Regional Government) to the Company is not in compliance with the needed requirements to perform salt piling in the site. The court's determination is not final and the Generalitat and the Company appealed. The Company estimates that the legal process will last much more than one year so there would not be any significant impact because the Vilafruns mine at Sallent will be closed before.

        6.     In October 2013, a court decision was rendered cancelling the environmental mining license of a subsidiary in Spain at Vilafruns, based on the contention that the license granted by the government had deficiencies. The company and the government filed an appeal to the Supreme Court. The

Notes to the Consolidated Financial Statements (Continued)

Note 23—Commitments, Concessions and Contingent Liabilities (Continued)

company is endeavoring to obtain a permit that will rectify the deficiencies described in the court decision. The current situation is the same as above; the site will be closed before the legal process finishes.

        7.     In a subsidiary in Spain located in the town of Suria there are two legal proceedings being carried on against the government of Catalonia, relating to the grant of urban and environmental approvals for the Phoenix project. As part of these proceedings, it was alleged that the project work requires a significant change in the environmental license, and the government must require the company to make an environmental impact survey. Accordingly, the plaintiffs are requesting to terminate the project work. In February 2014, the company received from the Environmental Protection Authorities a favorable survey for the first stage of the Phoenix project with respect to the impact on the environment and approved the Environmental Impact Declaration. This survey is a critical stage in the process for obtaining the renewal of the environmental license from the Authorities, which was finally obtained in mid April. In the Company's estimate, continuation of the legal proceeding has become superfluous now that the environmental license has been received.

        8.     On August 29, 2013, a request for certification of a claim as a class action against the Company, Israel Corporation Ltd., Potashcorp Cooperative Agricultural Society Ltd., the members of the Company's Board of Directors and its CEO, was filed in the District Court in Tel-Aviv, on the grounds of a misleading detail, deception and non-disclosure of a material detail in the Company's reports, this being in violation of the provisions of the Securities Law and the general laws. The aggregate amount of the damage claimed is $0.79 billion (NIS 2.75 billion) or $0.95 billion (NIS 3.28 billion). Subsequent to the date of the statement of financial position, in February 2014, a response to the request was submitted and a hearing of the case set for July 2014. In the Company's opinion, based on the position of its legal advisors, the chances of that the request will be rejected are greater than the chances that it will be accepted. Accordingly, no provision was included in the financial statements.

        9.     In addition to the contingencies referred to in sections above, a number of claims are pending against the Group (including lawsuits). In respect of claims for an amount up to about $65 million as of December 31, 2013, the Group has recorded provisions as at that date of about $6 million. In addition, part of the above claims are covered by insurance policies. The Group's management believes, based on opinions of its legal counsel, that the provision recorded is sufficient to cover any liabilities that might arise.

Note 24—Equity

A.    Composition:

	As at December 31,		As at December 31, 2012
	Authorized	Issued and paid	Authorized	Issued and paid
Number of Ordinary shares of NIS 1 par value	1,484,999,999	1,295,015,589	1,484,999,999	1,294,703,031

Number of Special State share of NIS 1 par value	1	1	1	1

Notes to the Consolidated Financial Statements (Continued)

Note 24—Equity (Continued)

        The reconciliation of the number of shares outstanding at the beginning and at the end of the period are as follows:

Number of Outstanding Shares
As at January 1, 2012	1,293,098,052
Options exercised during the year	1,604,979
As at December 31, 2012	1,294,703,031
Options exercised during the year	312,558
As at December 31, 2013	1,295,015,589

        Shares reserved for issue under options and contracts for the sale of shares including terms and amounts:

        As of December 31, 2013 the number of shares reserved for issuance under the Company's option plans was 15,742,655. In January 2014, 3,747,255 shares expired.

        The shares of ICL are listed for trade on the Tel-Aviv Stock Exchange. The closing price per share on the Tel-Aviv Stock Exchange on December 31, 2013 was NIS 28.93.

B.    Rights conferred by the shares

        The ordinary shares confer upon their holders voting rights (including appointment of directors by a simple majority at shareholders' meetings), the right to participate in shareholders' meetings, the right to receive profits and the right to a share in excess assets upon liquidation of ICL.

        The Special State of Israel Share, held by the State of Israel in order to safeguard matters of vital interest of the State of Israel, confers upon it special rights to make decisions among other things on the following matters:

  •
  Sale or transfer of Company assets, which are "vital" to the State of Israel not in the ordinary course of business.

  •
  Voluntary liquidation, change or reorganization of the organizational structure of ICL or merger (excluding mergers of entities controlled by ICL that would not impair the rights or power of the Government, as holder of the Special State Share).

  •
  Any acquisition or holding of 14% or more of the issued share capital of ICL.

  •
  The acquisition or holding of 25% or more of the issued share capital of ICL (including augmentation of an existing holding up to 25%), even if there was previously an understanding regarding a holding of less than 25%.

    Any percentage of holding of the Company's shares, which confers upon its holder the right, ability or actual possibility to appoint, directly or indirectly, such number of the Company's directors equal to half or more of the Company's directors actually appointed.

C.    Share-based payments to employees

        On January 28, 2007, the Company's Board of Directors approved a plan for a private issuance, for no consideration, of 12.9 million options exercisable for Company shares, to a group of officers and other senior employees holding management positions with the Company and companies it controls, in and outside of Israel.

        During the months January-March 2007, 11.8 million options were issued from the plan, of which 2.2 million were issued to the former CEO of the Company.

Notes to the Consolidated Financial Statements (Continued)

Note 24—Equity (Continued)

        The options from the 2007 plan vested in three equal portions as follows: one-third at the end of 12 months from the approval date of the Board of Directors, one-third at the end of 24 months from the approval date of the Board of Directors, and one-third at the end of 36 months from the approval date of the Board of Directors. Each portion was locked up for exercise for one additional year after it vested. The expiration date of the options was 60 months after the approval of the Board of Directors.

        On January 7, 2010, ICL's Board of Directors approved an issuance of 10,930,500 nonmarketable options for no consideration to 318 ICL executives and senior employees in Israel and overseas. The issuance included a material private placement of 1,100,000 options to former CEO of the Company and 800,000 options to the Company's Chairman of the Board. On February 15, 2010, an Extraordinary General Meeting of ICL's shareholders approved the issuance to the Chairman of the Board. The options from the 2010 plan vested in three equal portions, as follows: one-third at the end of 12 months from the date of the Board's approval; one-third at the end of 24 months from the date of the Board's approval; and one-third at the end of 36 months from the date of the Board's approval. The expiration date of the options for the first and second portions is at the end of 36 months from the approval of the Board and the expiration date of the options for the third portion is at the end of 48 months from the Board's approval.

        On November 26, 2012, the Company's Board of Directors approved an issuance of up to 12,000,000 non-marketable options for no consideration to 416 ICL officers and senior employees in Israel and overseas. On December 27, 2012, 11,999,400 options were issued. The issuance included a material private placement of 1,190,000 options to the Company's CEO. This plan includes a "cap" for the value of the shares where if as at the exercise date the closing price of a Company share is higher than twice the exercise price ("the Share Value Cap"), the number of exercised options will be adjusted so that the product of the exercised options multiplied by the share closing price will equal the product of the number of exercised options multiplied by the Share Value Cap. The options may be exercised in three equal portions on December 26, 2013, 2014, and 2015. The expiration date of the options for the first and second portions is at the end of 48 months from the approval of the Board and the expiration date of the options for the third portion is at the end of 60 months from the issuance date.

        Upon exercise, every option may be converted into one ordinary share of NIS 1 par value of the Company. The ordinary shares issued as a result of exercise of the options have the same rights as the Company's ordinary shares, immediately upon their issuance. The options issued to the employees in Israel are covered by the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) and the regulations promulgated thereunder. The Company elected that the issuance will be made through a trustee, under the Capital Gains Track.

        The exercise price is linked to the CPI that is known as of the date of payment. In a case of distribution of a dividend by the Company, the exercise price is reduced, on the "ex-dividend" date, by the amount of the dividend per share (gross), based on the amount thereof in shekels on the effective date. The options are not marketable and may not be transferred.

        The fair value of the options granted under the 2007 and 2010 plans as stated above was estimated on the basis of the Black & Scholes model for the pricing of options. The fair value of the option

Notes to the Consolidated Financial Statements (Continued)

Note 24—Equity (Continued)

issued in the said 2012 plan was valued on the basis of a binomial model for valuing options. The parameters used in applying the models are as follows:

	2007 Plan	2010 Plan	2012 Plan
Share price (in $)	6.03	14.3	12.1
CPI-linked exercise price (in $)	6.03	14.3	12.1
Expected volatility:
First and second increment	24.60%	54.98%	36.70%
Third increment	24.60%	48.45%	44.20%
Expected life of options (in years):
First and second increment	4.0	2.5	4.0
Third increment	4.0	3.5	5.0
Risk-free interest rate:
First and second increment	3.34%	0.59%	0.22%
Third increment	3.34%	1.29%	0.54%
Fair value (in $ millions)	17.9	54.3	37.7

        The expected volatility was determined on the basis of the historical volatility in the Company's share prices.

        The tranches described above as increments represent the vesting period of the options granted. Since the expected life for each tranche is different, the Company used different expected volatility and risk-free interest rates for each tranche.

        The expected life of the options was determined on the basis of Management's estimate of the period the employees will hold the options, taking into consideration their position with the Company and the Company's past experience regarding the turnover of employees.

        The risk-free interest rate was determined on the basis of the yield to maturity of shekel-denominated Israeli Government debentures, with a remaining life equal to the anticipated life of the option.

        The cost of the benefit embedded in the options from the 2010 and 2012 plans is recognized in the statement of income over the vesting period of each portion. Accordingly, in 2012 and 2013, the Company recorded expenses of about $21.8 million and about $8.7 million, respectively.

Notes to the Consolidated Financial Statements (Continued)

Note 24—Equity (Continued)

        The movement in the options during 2013 and 2012 are as follows:

	Number of options 2007 Plan	Number of options 2010 Plan	Number of options 2012 Plan
Balance as at January 1, 2012	2,156,596	10,858,500	—
Movement in 2012:
Allocated during the year	—	—	11,999,400
Exercised during the year	(2,156,596)	(3,333)	—
Forfeited during the year	—	(11,000)	—

Total options outstanding as at December 31, 2012	—	10,844,167	11,999,400
Movement in 2013:
Exercised during the year	—	(6,633,574)	—
Forfeited during the year	—	(463,338)	(4,000)

Total options outstanding as at December 31, 2013	—	3,747,255 (1)	11,995,400

(1)
As at the date of the approval of the financial statements, the remaining balance of the options from the 2010 plan expired.

        The exercise price for options outstanding at the beginning and end of each period are as follows:

	As at
	December 31, 2013	December 31, 2012	December 31, 2011	January 1, 2011
2007 Plan US$	N/A	N/A	4.36	5.33
2010 Plan US$	13.16	12.57	12.91	14.31
2012 Plan US$	12.85	12.26	N/A	N/A

        The number of options vested at the end of each period and the weighted average exercise price for these options are as follows:

	For the year ended December 31
	2013	2012	2011
Number of options exercisable	7,742,655	7,200,667	5,728,096
Weighted average exercise price NIS	45.11	46.92	37.02
Weighted average exercise price US$	13.00	12.57	9.69

        The range of exercise prices and the weighted average remaining contractual life for the options outstanding at the end of each period are as follows:

	For the year ended December 31
	2013	2012	2011
Range of exercise price in NIS	44.59-45.66	45.77-46.92	16.65-49.31
Range of exercise price in US$	12.85-13.16	12.26-12.57	4.36-12.91

Notes to the Consolidated Financial Statements (Continued)

Note 24—Equity (Continued)

        The average remaining contractual life for the outstanding vested options at the end of each period are as follows:

	For the year ended December 31
	2013	2012	2011
Average remaining contractual life for the outstanding vested options at the end of each period	1.57	—	1.03

D.    Dividends

Date of decision of the Board of Directors to distribute the dividend	Actual date of distribution of the dividend	Gross amount of the dividend distributed (in millions of $)	Net amount of the distribution (net of the subsidiary's share) (in millions of $)	Amount of the dividend per share
March 27, 2011	May 15, 2011	170	169.7	$0.13
May 15, 2011	June 28, 2011	195	194.7	$0.15
August 16, 2011	September 26, 2011	298	297.5	$0.23
November 20, 2011	December 22, 2011	300	299.5	$0.24
March 26, 2012	April 30, 2012	260	259.5	$0.20
May 22, 2012	June 26, 2012	200	199.7	$0.16
August 14, 2012	September 12, 2012	285	284.5	$0.22
November 20, 2012	December 19, 2012	276	275.5	$0.22
March 12, 2013	April 25, 2013	147	146.7	$0.12
May 12, 2013	June 20, 2013	213	212.6	$0.17
August 6, 2013	September 16, 2013	221	220.6	$0.17
November 12, 2013	December 18, 2013	54.5	54.4	$0.04

        Subsequent to the balance sheet date, on February 11, 2014, the Company's Board of Directors decided to distribute a dividend in the amount of $500 million (the net dividend, less the share of a subsidiary, amounts to $499.1 million), about $0.39 per share. The dividend will be distributed on March 26, 2014.

        Subsequent to the balance sheet date, on March 18, 2014, the Company's Board of Directors decided to distribute a dividend in the amount of $83 million (the net dividend, less the share of a subsidiary, amounts to $82.9 million), about $0.07 per share. The dividend will be distributed on May 27, 2014.

E.    Cumulative translation adjustment

        The translation reserve includes all translation differences arising from translation of financial statements of foreign operations.

F.     Reserve for available-for-sale financial assets

        The capital reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are being disposed of or impaired.

Notes to the Consolidated Financial Statements (Continued)

Note 24—Equity (Continued)

G.    Capital reserves

        The capital reserves include the compensation expenses for payroll against a corresponding increase in equity in respect of share-based compensation to employees (see C. above).

H.    Reserve for cash flows hedge

        The capital reserve for hedging cash flows includes the effective part of the change in the fair value of derivatives utilized for hedging shekel currency debentures, for hedging the exposure to changes in the cash flows of construction of the new cogeneration power plant Project in Sodom Israel, in connection with changes in the rates of exchange of the dollar against the euro (see Note 27).

I.     Treasury shares

        1)    As at December 31, 2013 and 2012, our subsidiaries held 2,216,541 ordinary shares of NIS 1 par value of the Company.

        2)    On September 3, 2008, the Company's Board of Directors decided to authorize the Company, to acquire from time to time until to June 30, 2009, ordinary shares of the Company up to 5% of the Company's issued and paid-up share capital—out of the Company's distributable earnings in accordance with the Israeli Companies Law. In total 22,373,500 shares were acquired by the Company, constituting about 1.74% of the Company's issued and paid-up share capital, for a total consideration of about $258 million.

        3)    In determining the amount of retained earnings available for distribution as a dividend, the Israeli Companies Law stipulates that the cost of the Company's shares acquired by a subsidiary (that is presented as a separate item within the Company's shareholders' equity as treasury shares) must be deducted from the overall amount of retained earnings.

Note 25—Pledges and Restrictions Placed in Respect of Liabilities

        A.    The Group has undertaken various obligations in respect of loans and credit received from non-Israeli banks, including a negative pledge whereby the Group, committed, among other things, in favor of the lenders, to limit guarantees and indemnities to third parties (other than the guarantees in respect to subsidiaries) up to an agreed amount for $550 million. The Group has also undertaken to grant loans only to subsidiaries and to associated companies in which it holds at least 25% of the voting rights—not more than stipulated by the agreement with the banks. ICL has also undertaken not to grant any credit, other than in the ordinary course of business, and not to register any charges, including rights of lien, except those defined in the agreement as "liens permitted to be registered" on its existing and future assets and income. For details with regards to the covenants in respect of these loans, see Note 17(D).

        B.    Certain of the Group's subsidiaries in Israel have received government grants from the State of Israel. The above companies have registered floating charges on all their assets in favor of the State of Israel as security for compliance with the grants' terms.

Notes to the Consolidated Financial Statements (Continued)

Note 26—Details of Income Statement Items

	For the year ended December 31
	2013	*2012	*2011
	US$ thousands	US$ thousands	US$ thousands
Sales
Sales	6,271,542	6,471,433	6,868,550
Cost of sales(1)
Materials and spare parts	1,485,149	1,520,414	1,710,058
Power and energy	380,807	404,373	363,530
Labor and related expenses	833,256	766,501	805,075
Subcontracted work	325,421	313,593	302,606
Depreciation and amortization	267,785	264,702	260,300
Other production expenses	359,728	347,826	343,192
Logistics and port expenses	68,224	65,833	66,147

	3,720,370	3,683,242	3,850,908
Decrease (increase) in inventories of finished products and work in progress	141,202	76,993	(82,946)

	3,861,572	3,760,235	3,767,962

(1)	Net of amounts capitalized to property, plant and equipment under construction	16,535	20,970	21,052

*	Restated—see Note 3R

	For the year ended December 31
	2013	*2012	*2011
	US$ thousands	US$ thousands	US$ thousands
Research and development expenses, net
Amount of expenses	82,910	74,303	70,285
Less—grants and participations, see Note 23	40	204	159

	82,870	74,099	70,126

Selling, transport and marketing expenses
Transport and insurance	546,517	510,964	602,392
Salaries and related expenses	151,278	143,944	136,439
Agents' commissions	27,193	26,174	28,677
Other	125,337	116,209	94,468

	850,325	797,291	861,976

General and administrative expenses
Salaries and related expenses	162,894	141,105	145,285
Buildings maintenance	16,787	14,579	13,699
Legal advice	12,748	10,280	11,591
Other**	89,062	82,818	94,567

	281,491	248,782	265,142

** Including movement in allowance for doubtful debts	112	1,410	2,182

Notes to the Consolidated Financial Statements (Continued)

Note 26—Details of Income Statement Items (Continued)

Finance income recorded in the income statements:
Interest income from bank deposits	8,607	12,197	10,636
Net change in fair value of derivative financial instruments	122,941	8,504	—
Gain on sale of financial assets available-for-sale	—	—	4,535
Net gain from changes in exchange rates	—	—	10,654

	131,548	20,701	25,825

Finance expenses recorded in the income statements:
Interest expenses to banks and others	52,116	42,642	40,663
Finance expenses in relation to employee benefits	43,816	31,604	11,953
Bank commissions	2,654	2,755	8,859
Net change in fair value of derivative financial instruments	—	—	44,734
Net loss from changes in exchange rates	63,439	8,089	—

Finance expenses	162,025	85,090	106,209
Net of interest expenses	3,622	3,495	2,572

	158,403	81,595	103,637

Net finance expenses recorded in the income statements	26,855	60,894	77,812

*
Restated—see Note 3R

	For the year ended December 31
	2013	2012	2011
	US$ thousands	US$ thousands	US$ thousands
Other income and expenses
Gain on increase in rate of holdings in associated company	1,827	1,945	—
Capital gains from sale of fixed assets, net	2,687	—	2,017
VAT refund and deductions	—	15,267	—
Past service cost	8,611	—	—
Other	3,151	6,479	2,643

Other income recorded in the income statements	16,276	23,691	4,660

Expenses relating to an acquisition of subsidiary	—	—	10,914
Expenses in respect of early retirement(1)	60,199	55,332	2,360
Disposal of facilities that were taken out of use	—	1,533	—
Provision for treatment of waste	25,000	—	—
Past service cost	—	2,009	14,860
Impairment of assets	10,658
Other	14,337	2,211	1,795

Other expenses recorded in the income statements	110,194	61,085	29,929

(1)
See Note 21.

*
Restated—see Note 3R

Notes to the Consolidated Financial Statements (Continued)

Note 27—Financial Instruments and Risk Management

A.    General

        The Group has extensive international operations wherein it is exposed to credit, liquidity and market risks (including currency, interest and other price risks). In order to reduce the exposure to these risks, the Group holds financial derivative instruments, (including forward transactions, SWAP transactions, and options) for purposes of economic (not accounting) hedging of foreign currency risks, commodity price risks, and interest risks. Furthermore, the Group holds derivative financial instruments to hedge its exposure to changes in the cash flows, some of which constitute an accounting hedge.

        The transactions in derivatives are executed with large Israeli and non-Israeli financial institutions, and therefore Group management believes the credit risk in respect thereof is low.

        This Note presents information about the Group's exposure to each of the above risks, and the Group's objectives, policies and processes for measuring and managing risk.

        The Group companies monitor on a regular basis the extent of the exposures and the hedges in respect thereof. The hedging policies of all the types of exposures are discussed by the Company's Board of Directors in the framework of the annual budget. The Company's Board of Directors Finance Committee receives a report every quarter in the framework of the discussion of the quarterly results, as a means of controlling implementation of the policies and for purposes of updating the policies, where necessary. The Group management implement the policies that are determined, while taking into consideration the actual and anticipated developments in the various markets.

B.    Groups and measurement bases of financial assets and financial liabilities

	As at December 31, 2013
	Financial assets		Financial liabilities
	Measured at fair value through the statement of income	Loans and receivables	Measured at fair value through the statement of income	Measured at amortized cost
	US$ thousands	US$ thousands	US$ thousands	US$ thousands
Cash and cash equivalents	—	188,340	—	—
Short-term investments and deposits	36,140	60,248	—	—
Trade receivables	—	1,057,028	—	—
Derivatives and other receivables	62,235	90,055	—	—
Long-term deposits and other receivables	—	7,325	—	—
Long-term derivative instruments	7,619	—	—	—

Total financial assets	105,994	1,402,996	—	—

Short-term credit and current portion of long-term debt	—	—	—	(718,284)
Trade payables	—	—	—	(669,102)
Derivatives and other payables	—	—	(11,781)	(387,046)
Long-term loans from banks and others	—	—	—	(1,310,638)
Long-term debt	—	—	(6,582)	—

Total financial liabilities	—	—	(18,363)	(3,085,070)

Total financial instruments, net	105,994	1,402,996	(18,363)	(3,085,070)

Notes to the Consolidated Financial Statements (Continued)

Note 27—Financial Instruments and Risk Management (Continued)

C.    Credit risk

(1) General

(a)
Customer credit risks

        Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from the Group's receivables from customers and from other receivables as well as from investments in securities.

        The Company sells to a wide range and large number of customers, including customers with material credit balances. On the other hand, the Company does not have a concentration of sales to individual customers.

        The Company has a regular policy of insuring the credit risk of all its customers by means of purchasing credit insurance with insurance companies, other than sales to government agencies and sales in small amounts. All other sales are executed only after receiving approval of coverage in the necessary amount from the insurance company, or other collaterals of a similar level.

        The use of an insurance company as aforementioned ensures that the credit risk is managed professionally and objectively by an expert external party and transfers most of the credit risk to third parties. Nevertheless, the common deductible in credit insurances is 10% (even higher in a small number of cases) thus the Group is still exposed to part of the risk, out of the total insured amount.

        In addition, the Group has an additional deductible of a cumulative annual amount of $3 million to $5 million through a reinsurance wholly owned captive Company. In addition the Group has a credit insurance provided by the government of Israel's foreign trade risks insurance company.

        Most of the Group's customers have been trading with the Group for many years and only rarely credit losses have been incurred by the Group. The financial statements include specific allowance for doubtful debts that appropriately reflect, in Management's opinion, the credit loss in respect of accounts receivables is doubtful.

(b)
Credit risks in respect of deposits

        The Group deposits its balance of liquid financial assets in bank deposits and in securities. All the deposits are with a diversified group of leading banks preferably with banks that provide loans to the Group.

Notes to the Consolidated Financial Statements (Continued)

Note 27—Financial Instruments and Risk Management (Continued)

(2) Maximum Exposure to credit risk

        The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at December 31
	Carrying amount (US$ thousands)
	2013	2012
Cash and cash equivalents	188,340	206,067
Short-term investments and deposits	96,388	142,689
Trade receivables	1,057,028	1,034,668
Derivatives and other receivables	152,290	172,252
Long-term receivables and deposits	7,325	13,708
Long-term derivative instruments	7,619	17,515

	1,508,990	1,586,899

        The maximum exposure to credit risk for trade receivables, at the reporting date by geographic region was:

	As at December 31
	Carrying amount (US$ thousands)
	2013	2012
Eastern Europe	29,679	29,950
Western Europe	343,793	342,635
North America	149,419	150,815
South America	121,573	136,423
India	85,155	124,998
China	162,785	80,136
Israel	71,247	63,723
Other	93,377	105,988

	1,057,028	1,034,668

Notes to the Consolidated Financial Statements (Continued)

Note 27—Financial Instruments and Risk Management (Continued)

(3) Aging of debts and impairment losses

        The aging of trade receivables at the reporting date was:

	As at December 31
	2013		2012
	Gross	Impairment	Gross	Impairment
	US$ thousands	US$ thousands	US$ thousands	US$ thousands
Not past due	928,217	(1,534)	911,519	(1,036)
Past due up to 3 months	107,117	(609)	99,597	(723)
Past due 3 to 6 months	20,584	(899)	13,110	(233)
Past due 6 to 9 months	4,337	(1,193)	12,139	(747)
Past due 9 to 12 months	561	(160)	947	(1,170)
Past due over 12 months	6,992	(6,385)	8,719	(7,454)

	1,067,808	(10,780)	1,046,031	(11,363)

        The movement in the allowance of doubtful accounts during the year was as follows:

	For the year ended December 31
	2013	2012
	US$ thousands	US$ thousands
Balance as at January 1	11,363	11,463
Additional allowance	830	1,484
Write-offs	(324)	(791)
Reversals	(1,401)	(1,048)
First time consolidation	—	76
Changes due to translation differences	312	179

Balance as at December 31	10,780	11,363

D.    Liquidity risk

        Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to timely meet its liabilities, under both normal and stressed conditions, without incurring unwanted losses.

        The Company manages the liquidity risk by holding cash balances, short-term deposits and secured bank credit facilities.

Notes to the Consolidated Financial Statements (Continued)

Note 27—Financial Instruments and Risk Management (Continued)

        The following are the contractual maturities of financial liabilities, including estimated interest payments:

	As at December 31, 2013
	Carrying amount	12 months or less	1 - 2 years	3 - 5 years	More than 5 years
	US$ thousands
Non-derivative financial liabilities
Short-term credit (not including current maturities)	538,538	543,724	—	—	—
Trade payables	669,102	669,102	—	—	—
Other payables	387,046	387,046	—	—	—
Non-convertible debentures (including current maturities)	242,785	185,306	70,832	—	—
Long-term bank loans (including current maturities)	1,247,599	25,003	39,243	1,017,938	260,202

	3,085,070	1,810,181	110,075	1,017,938	260,202

Financial liabilities—derivative instruments utilized for economic and accounting hedging
Interest rate swaps and options	8,347	1,765	4,000	2,582	—
Foreign exchange derivatives	10,016	10,016	—	—	—

	18,363	11,781	4,000	2,582	—

Notes to the Consolidated Financial Statements (Continued)

Note 27—Financial Instruments and Risk Management (Continued)

	As at December 31, 2012
	Carrying amount	12 months or less	1 - 2 years	3 - 5 years	More than 5 years
	US$ thousands
Non-derivative financial liabilities
Short-term credit (not including current maturities)	279,822	282,809	—	—	—
Trade payables	640,396	640,396	—	—	—
Other payables	421,200	421,200	—	—	—
Non-convertible debentures (including current maturities)	495,647	290,055	169,664	78,497	—
Long-term bank loans (including current maturities)	921,895	8,919	34,213	886,252	4,115

	2,758,960	1,643,379	203,877	964,749	4,115

Financial liabilities—derivative instruments utilized for economic and accounting hedging
Interest rate swaps and options	19,374	1,846	5,501	9,451	2,576
Foreign exchange derivatives	8,409	5,733	2,676	—	—
Commodity and sea freight derivative instruments	17,042	13,434	3,608	—	—

	44,825	21,013	11,785	9,451	2,576

E.    Market risk

        Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the fair value or future cash flows of a financial instrument.

1. Interest risk

        The Group has loans bearing variable interests and therefore its financial results and cash flows are exposed to fluctuations in the market interest rates.

        ICL uses financial instruments, including derivatives, in order to hedge this exposure. The Group uses interest rate swap contracts and interest options mainly in order to reduce the exposure to cash flow risk in respect of changes in interest rates.

        In addition, in 2005 the Company issued debentures in the amount of $125 million, bearing fixed interest, the balance of which as at the date of the report is $67 million. The liability in respect of the debentures, which bears fixed interest, exposes the Company to fair value risk in respect of changes in the market interest rate. The Company executed swap transactions, in order to change the interest rate whereby it pays variable interest and receives fixed interest.

Notes to the Consolidated Financial Statements (Continued)

Note 27—Financial Instruments and Risk Management (Continued)

(a) Interest Rate Profile

        Following is the interest rate profile of the non-derivative interest-bearing financial instruments

	As at December 31
	2013	2012
	US$ thousands	US$ thousands
Fixed rate instruments:
Financial assets	11,504	12,958
Financial liabilities	(390,908)	(413,284)

	(379,404)	(400,326)

Variable rate instruments
Financial assets	244,409	305,392
Financial liabilities	(1,638,014)	(1,284,152)

	(1,393,605)	(978,760)

(b) Sensitivity analysis for fixed rate instruments

        The Group's fixed rate financial assets and liabilities are not measured at fair value through the statement of income. Therefore, a change in interest rates at the reporting date would not affect profit and loss for changes in assets and liabilities at fixed interest.

(c) Sensitivity analysis for variable rate instruments

        The below analysis assumes that all other variables (except for the interest rate), in particular foreign currency rates, remain constant.

	As at December 31, 2013 Impact on profit (loss)
	Decrease of 1% in interest	Decrease of 0.5% in interest	Increase of 0.5% in interest	Increase of 1% in interest
	US$ thousands	US$ thousands	US$ thousands	US$ thousands
Changes in Dollar interest
Non-derivative instruments	10,901	5,450	(5,450)	(10,901)
Cylinder instruments	(890)	(793)	871	1,529
Exchange instruments	(5,052)	(2,497)	2,441	4,828

	4,959	2,160	(2,138)	(4,544)

Changes in Shekel interest
Non-derivative instruments	1,619	809	(809)	(1,619)
Exchange instruments	3	1	(1)	(3)

	1,622	810	(810)	(1,622)

Changes in Euro interest
Non-derivative instruments	1,945	972	(972)	(1,945)

Changes in other currencies interest
Non-derivative instruments	(528)	(264)	264	528

Notes to the Consolidated Financial Statements (Continued)

Note 27—Financial Instruments and Risk Management (Continued)

(d) Terms of derivative financial instruments used to hedge interest risk

	As at December 31, 2013
	Carrying amount (fair value)	Stated amount	Maturity date	Interest rate range
	US$ thousands	US$ thousands	Years	%
Dollar
SWAP contracts from fixed interest to variable interest	3,072	48,000	1 - 2	4.63%
SWAP contracts from variable interest to fixed interest	(6,422)	322,000	1 - 5	1.4% - 3.4%
Cylinder instruments	(1,925)	145,000	1 - 3	1.0% - 3.2%
Shekel
SWAP contracts from fixed interest to variable interest	858	57,620	1	3.40%

	As at December 31, 2012
	Carrying amount (fair value)	Stated amount	Maturity date	Interest rate range
	US$ thousands	US$ thousands	Years	%
Dollar
SWAP contracts from fixed interest to variable interest	4,923	48,000	1 - 3	4.63%
SWAP contracts from variable interest to fixed interest	(15,750)	436,262	1 - 6	1.0% - 4.3%
Cylinder instruments	(3,623)	170,000	1 - 4	1.0% - 3.75%
Shekel
SWAP contracts from fixed interest to variable interest	1,897	69,837	1 - 2	3.4% - 5.25%

2. Currency risk

        The Group is exposed to currency risk in relation with sales, purchases, assets and liabilities that are denominated in a currency other than the functional currency of the Group. The main exposure is the NIS, Euro, British Sterling, Chinese Yuan, Japanese Yen and Brazilian Real.

        The Group enters into foreign currency derivatives—forward exchange transactions and currency options—all in order to protect the Group from the risk that the eventual cash flows, resulting from existing assets and liabilities, and sales and purchases of goods within the framework of firm or anticipated commitments (based on a budget of up to one year), denominated in foreign currency, will be affected by changes in the exchange rates.

        In addition, on April 27, 2009, the Company issued three series of bonds in a private placement to institutional investors through an auction, for a consideration of NIS 695 million ($167 million). On September 9, 2009, the Company issued three series of bonds in a public offer through an auction, for a consideration of NIS 898 million (approximately $235 million). Some of the series were issued in shekel and some are CPI-linked bearing CPI-linked interest. In respect of the shekel and CPI-linked

Notes to the Consolidated Financial Statements (Continued)

Note 27—Financial Instruments and Risk Management (Continued)

liabilities, the Company performed dollar-shekel swap transactions to transform its cash flow from shekels into dollars. The Company also performed transactions in derivatives to hedge the major portion of its risk in respect of changes in the CPI. The swap transactions are for a period of five years. This hedging transaction was not treated as an accounting hedge.

        Furthermore, in the third quarter of 2009, the Company invested in derivatives to hedge its risk in respect of changes in the cash flows of extended Series B debentures, in respect of changes in the shekel-dollar exchange rate. The swap transactions are for a period of four years. This hedging transaction was treated as an accounting hedge. As a result of the implementation of hedge accounting, the Company charged part of the changes in the fair value of the derivatives (a loss of $3.6 million) to capital reserves in the other comprehensive income.

        The Company made an investment in a derivative, to hedge the exposure to changes in the cash flows of a project for construction of a power plant in Sodom, deriving from changes in the dollar-euro exchange rate. The expected cost of the project sums to approximately $320 million. This hedging transaction meets the criteria of an accounting hedge. Accordingly, changes in the fair value of the derivative used to hedge cash flows, in respect of the effective hedging component, are recorded and recognized in other comprehensive income. Changes in the fair value of the derivative relating to the non-effective portion are recorded in the statement of income. In the period of the report, an amount of approximately $1.9 million was recognized in other comprehensive income.

(a) Sensitivity analysis

        A 10% strengthening at the rate of the US$ against the following currencies would have increased (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	As at December 31
	Impact on profit (loss)
	2013	2012
	US$ thousands	US$ thousands
Non-derivative financial instruments
Dollar/Euro	(31,093)	(13,683)
Dollar/NIS	65,887	56,974
Dollar/British Pound	3,092	4,470
Dollar/Japanese Yen	(545)	(824)
Dollar/Chinese Yuan	(141)	(1,925)

        A 10% weakening of the US$ against the above currencies at December 31 would have the same effect but in the opposite direction.

        Presented hereunder is a sensitivity analysis of the Group's foreign currency derivative instruments as at December 31, 2013. Any change in the exchange rates of the below principal currencies as at

Notes to the Consolidated Financial Statements (Continued)

Note 27—Financial Instruments and Risk Management (Continued)

December 31 would have increased (decreased) profit and loss and equity by the amounts shown below (in US $ thousands). This analysis assumes that all other variables remain constant.

	As at December 31, 2013
	Increase 10%	Increase 5%	Decrease 5%	Decrease 10%
	US$ thousands	US$ thousands	US$ thousands	US$ thousands
Euro/Dollar
Forward transactions	(56,203)	(26,622)	24,085	45,982
Options	10,241	4,853	(5,142)	(9,581)
Dollar/NIS
Forward transactions	(20,423)	(10,700)	11,820	24,961
Options	(51,393)	(28,601)	36,421	78,212
SWAP	(28,294)	(14,937)	15,307	34,052
JPY/Dollar
Forward transactions	465	243	(269)	(568)
Options	834	431	(457)	(956)
GBP/Dollar
Forward transactions	(5,171)	(2,449)	2,216	4,231
CPI
Forward transactions	6,391	3,195	(3,195)	(6,391)
SWAP	3,906	1,953	(1,953)	(3,906)
GBP/Euro
Forward transactions	46	24	(27)	(57)
Options	(1,746)	(709)	982	2,184

Notes to the Consolidated Financial Statements (Continued)

Note 27—Financial Instruments and Risk Management (Continued)

(b) Terms of derivative financial instruments used to economically hedge foreign currency risk

	As at December 31, 2013
	Carrying amount	Stated amount	Average exchange rate
	US$ thousands	US$ thousands
Forward contracts
NIS/Dollar	1,311	223,605	3.50
Dollar/Euro	452	506,101	1.38
Dollar/JPY	400	5,511	97.40
Euro/GBP	(20)	492	0.87
Dollar/GBP	987	46,555	1.62
Other	(1,953)	21,325	—
CPI	(1,062)	57,620	—
Currency and interest SWAPs
Shekel and CPI to Dollars	21,870	290,908	—
Put options
NIS/Dollar	31,667	697,000	3.60
Dollar/Euro	1,183	98,230	1.34
Dollar/JPY	(100)	10,000	100.00
Euro/GBP	423	20,665	0.84
Call options
NIS/Dollar	(3,494)	697,000	3.60
Dollar/Euro	(3,464)	98,230	1.34
Dollar/JPY	595	10,000	100.00
Euro/GBP	(99)	20,665	0.84

Notes to the Consolidated Financial Statements (Continued)

Note 27—Financial Instruments and Risk Management (Continued)

	As at December 31, 2012
	Carrying amount	Stated amount	Average exchange rate
	US$ thousands	US$ thousands
Forward contracts
NIS/Dollar	4,588	260,950	3.80
Dollar/Euro	27	50,203	1.32
Dollar/JPY	907	15,191	81.00
Euro/GBP	(34)	22,440	81.40
Dollar/GBP	(66)	42,044	1.62
Other	(8)	7,778	—
CPI	(826)	53,576	—
Currency and interest SWAPs
Shekel and CPI to Dollars	10,764	304,344	—
Put options
NIS/Dollar	29,439	701,500	3.86
Dollar/Euro	233	29,376	1.28
Dollar/JPY	(35)	14,500	79.13
Euro/GBP	5	3,954	0.79
Call options
NIS/Dollar	(4,149)	701,500	3.87
Dollar/Euro	(436)	29,398	1.28
Dollar/JPY	811	14,500	81.76
Euro/GBP	(22)	3,954	0.79

        The maturity date of all of the derivatives used to economically hedge foreign currency risk is up to a year.

Notes to the Consolidated Financial Statements (Continued)

Note 27—Financial Instruments and Risk Management (Continued)

(c) Linkage terms of monetary balances—in thousands of Dollars

	As at December 31, 2013
	US$	Euro	GBP	NIS	CPI	JPY	Others
Non-derivative instruments:
Cash and cash equivalents	29,384	64,862	17,941	32,096	—	4,201	39,856
Short term investments and deposits	84,212	815	—	1,431	—	—	9,930
Trade receivables	591,710	291,257	33,072	61,878	—	7,820	71,291
Other receivables	34,241	28,010	4,873	22,139	—	47	745
Long-term receivables and deposits	603	474	—	4,094	1,912	230	12

Total financial assets	740,150	385,418	55,886	121,638	1,912	12,298	121,834

Short-term credit	415,240	108,232	15,964	28,549	147,012	703	2,584
Trade payables	134,873	245,307	14,136	251,626	—	961	22,199
Other payables	84,327	129,360	9,441	152,949	—	301	10,668
Long-term debt	985,276	152,416	—	172,860	—	38	48

Total financial liabilities	1,619,716	635,315	39,541	605,984	147,012	2,003	35,499

Total non-derivative financial instruments, net	(879,566)	(249,897)	16,345	(484,346)	(145,100)	10,295	86,335

Derivative instruments:
Forward transactions	—	506,101	46,555	223,605	57,620	(5,511)	21,817
Cylinder	—	(98,230)	—	697,000	—	(10,000)	20,665
SWAPS—dollar into shekel and CPI	—	—	—	261,782	29,126	—	—

Total derivative instruments	—	407,871	46,555	1,182,387	86,746	(15,511)	42,482

Net exposure	(879,566)	157,974	62,900	698,041	(58,354)	(5,216)	128,817

Notes to the Consolidated Financial Statements (Continued)

Note 27—Financial Instruments and Risk Management (Continued)

	As at December 31, 2012
	US$	Euro	GBP	NIS	CPI	JPY	Others
Non-derivative instruments:
Cash and cash equivalents	62,238	67,718	2,826	36,895	—	4,213	32,177
Short-term investments and deposits	127,011	1,688	—	9,593	—	—	4,397
Trade receivables	557,818	292,572	41,995	70,183	—	16,664	55,436
Other receivables	69,831	36,290	5,375	17,876	—	16	2,796
Long-term receivables and deposits	8,485	494	—	2,260	2,176	280	13

Total financial assets	825,383	398,762	50,196	136,807	2,176	21,173	94,819

Short-term credit	326,687	17,780	—	204,218	—	—	3,377
Trade payables	113,168	165,475	23,626	309,420	—	3,662	25,045
Other payables	79,290	134,264	10,486	181,582	—	339	15,239
Long-term debt	832,296	148,132	—	28,004	134,163	46	2,661

Total financial liabilities	1,351,441	465,651	34,112	723,224	134,163	4,047	46,322

Total non-derivative financial instruments, net	(526,058)	(66,889)	16,084	(586,417)	(131,987)	17,126	48,497

Derivative instruments:
Forward transactions	—	50,204	42,044	260,950	53,576	(15,191)	(30,218)
Put options	—	22	—	—	—	—	—
Cylinder	—	29,376	—	701,500	—	14,500	3,954
SWAPS—dollar into shekel and CPI	—	—	—	270,335	24,242	—	—

Total derivative instruments	—	79,602	42,044	1,232,785	77,818	(691)	(26,264)

Net exposure	(526,058)	12,713	58,128	646,368	(54,169)	16,435	22,233

Notes to the Consolidated Financial Statements (Continued)

Note 27—Financial Instruments and Risk Management (Continued)

3. Other price risk

A. Investment in securities

        The Group companies have an investment in marketable securities, in the amount of approximately $36 million. The impact of the change in the fair value of this investment will be recorded in the statement of income within financing expenses.

B. Hedging of marine shipping and energy transactions

        The Company is exposed to risk in respect of marine shipping and energy costs. The Company uses marine shipping and energy derivatives to hedge the risk that its cash flows will be affected by changes in marine shipping and energy prices. As at December 31, 2013, the fair value of the marine shipping and energy derivatives was approximately $7.2 million (asset).

F.     Fair value of financial instruments

        The Group's financial instruments mostly include non-derivative assets: cash and cash equivalents, investments, short-term deposits and loans, receivables and other current-receivable, long-term investments and receivables; non-derivative financial liabilities: short-term credit, payables and other current liabilities, long-term loans and other long-term liabilities; as well as derivative financial instruments.

        Due to their nature, the fair value of the financial instruments included in the working capital of the Group is generally identical or approximates their carrying value. The fair value of the long-term deposits and receivables and the long-term liabilities also approximates their carrying value, as these financial instruments bear interest at a rate which approximates the accepted interest market rate.

        The following table details the book value and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

	As at December 31, 2013		As at December 31, 2012
	Carrying amount	Fair value	Carrying amount	Fair value
	US$ thousands	US$ thousands	US$ thousands	US$ thousands
Debentures bearing fixed interest
Marketable(1)	147,848	148,711	334,215	344,824
Non-marketable(2)	68,342	69,889	68,344	74,419

	216,190	218,600	402,559	419,243

(1)
The fair value of the marketable debentures is based on the quoted stock exchange price and is classified as level 1 under the fair value hierarchy.

(2)
The fair value of the non-marketable debentures is based on a calculation of the present value of the cash flows based on the customary Libor rate for similar loans having similar characteristics and is classified as level 2 under the fair value hierarchy. The average discount rate as at December 31, 2013 is 3.6% (December 31, 2012—1.3%).

Notes to the Consolidated Financial Statements (Continued)

Note 27—Financial Instruments and Risk Management (Continued)

G.    Hierarchy of fair value

        The following table presents an analysis of the financial instruments measured by fair value, using the valuation method (See Note 4 for more details regarding the valuation method).

        The following levels were defined:

          Level 1: Quoted (unadjusted) prices in an active market for identical instruments

          Level 2: Observed data (directly or indirectly) not included in Level 1 above.

	As at December 31, 2013
	Level 1	Level 2	Total
	US$ thousands	US$ thousands	US$ thousands
Securities held for trading purposes	36,140	—	36,140
Derivatives used for hedging, net	—	51,491	51,491

	36,140	51,491	87,631

Note 28—Earnings per Share

Basic earnings per share

        Calculation of the basic earnings per share for the year ended December 31, 2013, is based on the earnings allocated to the holders of the ordinary shares divided by the weighted-average number of ordinary shares outstanding, calculated as follows:

	For the year ended December 31
	2013	2012	2011
	US$ thousands	US$ thousands	US$ thousands
Earnings attributed to holders of the ordinary shares	818,573	1,300,076	1,498,151

        Weighted average number of ordinary shares, in thousands:

	2013	2012	2011
Balance as at January 1	1,270,119	1,268,508	1,266,583
Plus—options exercised for shares	295	1,501	1,116

Weighted-average number of ordinary shares used in computation of the basic earnings per share as at December 31	1,270,414	1,270,009	1,267,699

Notes to the Consolidated Financial Statements (Continued)

Note 28—Earnings per Share (Continued)

Diluted earnings per share

        Calculation of the diluted earnings per share for the year ended December 31, 2013, is based on the earnings allocated to the holders of the ordinary shares divided by the weighted-average number of potential diluted ordinary shares, calculated as follows:

	For the year ended December 31
	2013	2012	2011
	US$ thousands	US$ thousands	US$ thousands
Earnings attributed to the ordinary shareholders (diluted)	818,573	1,300,076	1,498,151

        Weighted average number of ordinary shares (diluted), in thousands:

	As at December 31
	2013	2012	2011
Weighted average number of ordinary shares used in the computation of the basic earnings per share	1,270,414	1,270,009	1,267,699
Effect of stock options	—	108	5,246

Weighted average number of ordinary shares used in the computation of the diluted earnings per share	1,270,414	1,270,117	1,272,945

        At December 31, 2013, 7,643.5 thousand options (at December 31, 2012 and 2011, 7,287 thousand and 3,643.5 thousand options, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

        The average market value of the Company's shares, for purposes of calculating the dilutive effect of the stock options, is based on the quoted market prices for the period in which the options were outstanding.

Note 29—Related and Interested Parties

        Related parties within the meaning thereof in IAS 24, "Related Parties"; Interested parties within the meaning thereof in Paragraph 1 of the definition of an "interested party" in a company, as defined in Section 1 of the Israeli Securities Law, 1968.

A. Parent company and subsidiaries

        The Group's parent company is Israel Corporation Ltd. Israel Corporation Limited is a public company listed for trading on the Tel Aviv Stock exchange (TASE). Based on the information the Company received from Israel Corp., Millennium Investments Elad Ltd (hereinafter, "Millennium") and Mr. Idan Ofer are considered joint controlling shareholders of Israel Corporation, for purposes of the Securities Law as both Millennium and Mr. Ofer hold shares in Israel Corporation directly, and Idan Ofer serves as a director of Millennium and has an indirect interest in Israel Corporation as a beneficiary of a trust that has indirect control of Millennium. Millennium holds approximately 46.94% of the share capital in Israel Corporation. To the best of the Company's knowledge, Millennium is held by Mashat Investments Ltd (hereinafter, "Mashat"), and by Ex-T Investments Ltd (hereinafter, "Ex-T Investments"), with 80% and 20% holdings, respectively. Mashat is a private company, wholly owned by a Dutch company Ansonia Holdings B. V. (hereinafter, "Ansonia"). Ansonia is a wholly-owned

Notes to the Consolidated Financial Statements (Continued)

Note 29—Related and Interested Parties (Continued)

subsidiary of Jeremy Corporation N. V. (registered in Curaçao), which is a wholly owned subsidiary of the Liberian company Court Investments Ltd (hereinafter, "Court"). Court is wholly owned by a foreign discretionary trust of which Mr. Idan Ofer is a beneficiary. Ex-T Investments, which directly holds approximately 1.24% of the share capital in Israel Corporation, is a shareholder in Millennium, as stated. Ex-T Investments is a private company, wholly owned by Ex-T Holdings Ltd (hereinafter, "Ex-T Holdings), a private company whose ordinary shares are held in equal shares by Orona Investments Ltd (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd, a company that is controlled by a foreign discretionary trust of which Mr. Idan Ofer is the principal beneficiary. Mr. Ehud Angel holds a special share that gives him, inter alia, under certain limitations for certain issues, an additional vote on the board of directors of Ex-T Holdings. In addition, Kirby Enterprises Inc., which is indirectly held by a foreign trust that holds Mashat in which, as stated, Mr. Idan Ofer is a beneficiary, holds approximately 0.74% of the share capital of Israel Corporation. Furthermore, Mr. Idan Ofer holds directly approximately 3.85% of the share capital of Israel Corporation.

        In addition, the right to appoint directors is decided upon in the general meeting the Company holds. Prior to the planned initial public offering of the Company's ordinary shares in the United States, Israel Corporation has rights in the general meeting above 50%. After the offering Israel Corporation may have less than 50%; however, it will still have a major impact on the general meeting and will de facto have the power to appoint directors and have a strong influence upon the composition of the Company's board of directors.

        Regarding the subsidiaries—see Note 30, regarding the Group entities.

B. Benefits to key management personnel (including directors)

        Senior management, in addition to their salaries, are entitled to non-cash benefits (vehicle and telephone). The Group contributes to a post-employment defined benefit plan on their behalf. In accordance with the terms of the plan, senior management retirement age is 67. Senior managers also participate in the options' plan for Company shares. (See Note 24C—Share-Based Payments).

        Benefits for key management personnel (in total 16 key management personnel including directors, in 2012—17 key management personnel) comprised:

	For the year ended December 31
	2013	2012
	US$ thousands	US$ thousands
Short-term benefits	8,743	8,087
Post-employment benefits	1,545	733
Share-based payments	6,040	2,023

Total*	16,328	10,843

*	To related parties employed by the Company	5,193	3,746

*	To related parties not employed by the Company	1,021	1,359

Notes to the Consolidated Financial Statements (Continued)

Note 29—Related and Interested Parties (Continued)

C. Ordinary transactions that are not exceptional

        The Company's Board of Directors, with the agreement of the Audit Committee, decided that a transaction with related parties will be considered an "insignificant" transaction for public reporting purposes if all the following conditions have been met:

          (1)   It is not an "extraordinary transaction" within its meaning in the Companies Law.

          (2)   The effect of each one of the parameters listed hereunder, is less than one percent (hereinafter—negligible status):

          For every transaction or arrangement that is tested for negligible status, the parameters will be examined, as long as they are relevant, and on the basis of ICL's consolidated financial statements, reviewed or audited, according to the issue, prior to the transaction as detailed below:

    •
    Assets ratio—the amount of the assets in the transaction (acquired or sold assets) divided by total assets.

    •
    Equity ratio—the increase or decrease in equity divided by total equity.

    •
    Revenue ratio—estimated revenue from the transaction divided by annual revenue.

    •
    Manufacturing expenses ratio—the amount of the expenses in the transaction divided by the annual cost of sales.

    •
    Profit ratio—the profit or loss attributed to the transaction divided by total annual comprehensive income or loss during the period.

          (3)   The transaction is negligible also from a qualitative point of view. For the purpose of this criterion, it shall be examined whether there are special considerations justifying a special report on the transaction, even if it does not meet the quantitative criteria described above.

          (4)   In examining negligibility of the transaction occurring in the future, among other things, the probability of the transaction occurring should be examined.

D. Transactions with related and interested parties

	For the year ended December 31
	2013	2012	2011
	US$ thousands	US$ thousands	US$ thousands
Sales	9,958	14,693	11,674

Cost of sales(1)	131,845	94,512	72,528

Selling, transport and marketing expenses	18,424	36,019	41,159

Management fees to the parent company(2)	4,002	3,792	3,500

(1)
A subsidiary in the Performance Products segment entered into a long-term agreement with an interested party of the Company for the acquisition of food quality phosphoric acid. The agreement was signed before the subsidiary was acquired by ICL and is in effect until 2018. Additionally, on February 28, 2013, ICL's audit committee and Board of Directors authorized to the certain of Group subsidiaries in Israel from the Industrial

Notes to the Consolidated Financial Statements (Continued)

Note 29—Related and Interested Parties (Continued)

  Products segment to purchase electricity from the OPC Rotem company. During 2013, additional companies from the Fertilizers segment entered into an agreement with OPC Rotem company to purchase electricity in accordance to the amended agreement authorized on February 28, 2013.

(2)
In June 2009, following approval by the Audit Committee, the Company's Board of Directors approved a revision of the management fees payable to Israel Corp. to $ 3.5 million per year for each of the years from 2009 to 2011. On July 20, 2009, the revision was approved by the General Meeting of the Company's shareholders. On October 5, 2011 the General Meeting of the Company's shareholders approved an extension of the management agreement on the same terms for the years 2012 until 2014.

(3)
On June 26, 2012, the Company received a short-term loan in the amount of $50 million from the Company's controlling shareholder (Israel Corporation Ltd.) that bears interest at the 3-month Libor rate plus a margin of 0.7% (1.22%). Commencing from December 24, 2012, the loan was extended every three months on the same terms on which it was originally received. On September 26, 2013, the loan was extended for a period of six months based on the six-month Libor rate plus a margin of 0.49% (0.86%).

E. Balances with interested parties

        1)    Composition:

	As at December 31
	2013	2012
	US$ thousands	US$ thousands
Long-term deposits, net of current maturities	780	958

Current maturities of long-term deposits	260	239

Other current assets	6,342	6,824

Other current liabilities (D2)	73,558	73,087

        2)    The Company declares a dollar dividend that is paid in NIS, according to the exchange rate on the effective date. The Company enters hedging transaction in order to hedge the exposure to changes in the dollar/shekel exchange rate. The dividend paid to the Company's controlling shareholder, Israel Corporation, is made partly based on the exchange rate on the effective date and partly based on the exchange rate on the date of distribution. In addition, the dividend paid to an interested party is made according to the exchange rate on the date of distribution.

Notes to the Consolidated Financial Statements (Continued)

Note 30—Group Entities

		Percentage of Shareholding
The Holding Company	The Affiliate	Shares conferring rights to profits	Voting shares
Israel Chemicals Ltd.,Israel	Dead Sea Works Ltd., Israel	100.00	100.00
	Dead Sea Bromine Company Ltd., Israel	100.00	100.00
	Rotem Amfert Negev Ltd., Israel	100.00	100.00
	Dead Sea Periclase Ltd., Israel***	100.00	100.00
	Mifalei Tovala Ltd., Israel	100.00	100.00
	I.D.E. Technologies Ltd., Israel	50.00	50.00
	Ferson Chemicals Ltd., Israel	100.00	100.00
	ICL Fine Chemicals Ltd., Israel	100.00	100.00
	P.A.M.A (Energy Resources Development) Ltd., Israel***	25.00	25.00
	Dead Sea Magnesium Ltd., Israel	100.00	100.00
	ICL Finance B.V, The Netherlands	100.00	100.00
	ICL Finance Inc., USA	100.00	100.00
	Twincap Försäkrings AB, Sweden	100.00	100.00
	Hoyermann Chemie GmbH, Germany	100.00	100.00
Hoyermann Chemie GmbH , Germany	ICL-IP Bitterfeld Grundbesitz GmbH & Co KG, Germany*	5.10	5.10
	BK Giulini GmbH, Germany*	5.10	5.10
Dead Sea Works Ltd., Israel	Ashli Chemicals (Holland) B.V., Israel	100.00	100.00
	Cleveland Potash ltd (CPL), U.K*	70.94	70.94
Ashli Chemicals (Holland) B.V., Israel	Cleveland Potash ltd (CPL), U.K*	29.06	29.06
	ICL Finance Belgium NV, Belgium	100.00	100.00
Cleveland Potash ltd (CPL), U.K	Constantine & Company (Export) Ltd., UK	50.00	50.00
	ICL Iberia Ltd, UK	100.00	100.00
	ICL Iberia SCS, Spain*	100.00	100.00
	Everris Ltd., UK	100.00	100.00
ICL Iberia SCS, Spain	Iberpotash S.A., Spain	100.00	100.00
	Trafico de Mercancias S.A.,Spain	100.00	100.00
	Medentech Limited, Ireland	100.00	100.00
	Absia SL, Spain	100.00	100.00
	ICL Fosfatos Y Adtivos Servicios De Mexico, S.A. DE C.V., Mexico*	100.00	100.00

Notes to the Consolidated Financial Statements (Continued)

Note 30—Group Entities (Continued)

		Percentage of Shareholding
The Holding Company	The Affiliate	Shares conferring rights to profits	Voting shares
	ICL Fostfatos Y Aditivos Mexico, S.A. DE C.V, Mexico*	100.00	100.00
	Everris Iberica Fertilizers SL, Spain	100.00	100.00
	BK Giulini Iberica S.L, Spain	100.00	100.00
	Fomento y Desarrollo Agrícola, S.L, Spain	100.00	100.00
	Logística de Fertilizantes Fuentes, S.A. Spain	100.00	100.00
	Agrocallejas mediterranea, S.L Unipersonal, Spain	100.00	100.00
	Fuentes Fertilizantes S.L., Spain	100.00	100.00
Medentech Limited, Ireland	Patentwise Ltd., Ireland***	100.00	100.00
Dead Sea Bromine Company Ltd., Israel	Bromine Compounds Ltd., Israel	100.00	100.00
	Tami (IMI) Institute for R&D Ltd., Israel	100.00	100.00
	ICL JAPAN Ltd, Japan	100.00	100.00
	Landchem Ltd. ,South Africa	100.00	100.00
	Bromine and Chemicals Ltd., UK	100.00	100.00
	Dead Sea Periclase Fused products Co., Israel*	99.00	99.00
	ICL Management & Trading India Private Limited., India	100.00	100.00
	ICL (Shanghai) Investment Co. Ltd., China	100.00	100.00
Bromine Compounds Ltd., Israel	Tetrabrom Technologies Ltd., Israel	100.00	100.00
	Chemada Fine Chemicals Ltd., Israel	26.00	26.00
	Bromine Compounds Marketing (2002) Ltd., Israel	100.00	100.00
	Dead Sea Periclase Fused products Co., Israel*	1.00	1.00
IMI Tami Institute for R&D Ltd. , Israel	Potassium Nitrate Ltd., Israel***	50.00	50.00
	Novetide Ltd., Israel	50.00	50.00
	Magsens Ltd., Israel***	22.20	22.20
	ICL Innovation Ltd., Israel	100.00	100.00
Rotem Amfert Negev Ltd. , Israel	Agro-Vant, Israel	100.00	100.00

Notes to the Consolidated Financial Statements (Continued)

Note 30—Group Entities (Continued)

		Percentage of Shareholding
The Holding Company	The Affiliate	Shares conferring rights to profits	Voting shares
	Fertilizers and Chemicals Ltd., Israel	100.00	100.00
	Zuari Rotem specialty fertilizers Ltd., India	50.00	50.00
	ICL Holding The Netherlands Cooperatief U.A., The Netherlands	100.00	100.00
Fertilizers and Chemicals Ltd., Israel	Industrial Chemical Equipment Ltd., Israel	100.00	100.00
	Revivim In The Bay Water and Environment Ltd., Israel	100.00	100.00
Industrial Chemical Equipment Ltd., Israel	Agripo Management services Ltd., Israel***	50.00	50.00
ICL Holding The Netherlands Cooperatief U.A., The Netherlands	Everris International B.V, The Netherlands	100.00	100.00
	Amsterdam Fertilizers B.V., The Netherlands	100.00	58.10
	ICL IP Europe B.V., The Netherlands	100.00	100.00
ICL-IP Europe B.V., The Netherlands	ICL-IP Terneuzen BV, The Netherlands	100.00	100.00
	Bromisa Industrial e Commercial Ltda, Brasil*	90.95	90.95
	Lianyungang Dead Sea Bromine Compounds Co. Ltd, China	60.00	60.00
	Sinobrom compounds Co. Ltd, China	75.00	75.00
	Amsterdam Fertilizers B.V., The Netherlands	—	41.90
ICL-IP Terneuzen BV, The Netherlands	Bromisa Industrial e Commercial Ltda, Brasil*	9.05	9.05
Everris International B.V, The Netherlands	Everris Kenya Ltd., Kenya*	50.00	50.00

Notes to the Consolidated Financial Statements (Continued)

Note 30—Group Entities (Continued)

		Percentage of Shareholding
The Holding Company	The Affiliate	Shares conferring rights to profits	Voting shares
	Everris Malaysia Sdn. Bhd, Malaysia	100.00	100.00
Amsterdam Fertilizers B.V., The Netherlands	Rotem Holding G.M.B.H., Germany	10.00	10.00
	ICL Holding beschränkt haftende OHG, Germany*	95.00	95.00
	Finacil EEIG (European Economic Interest Grouping)****	12.50	12.50
	BKG Puriphos B.V, The Netherlands	100.00	100.00
	ICL Fertilizers Europe CV, The Netherlands*	100.00	100.00
	NU3 NV, Belgium	100.00	100.00
	Incap B.V, The Netherlands	100.00	100.00
	Pekafert B.V., The Netherlands	100.00	100.00
	ICL brasil Ltda., Brasil	100.00	100.00
	P.M. Chemicals Srl, Italy	100.00	100.00
	BKG Puriphos CV, The Netherlands*	0.35	0.35
	BK Giulini Kimya ve Sanayi Ticaret A.S, Turkey*	100.00	100.00
	Everris Kenya Ltd., Kenya*	50.00	50.00
	Eurocil Luxembourg SA, Luxembourg*	1.00	1.00
	BKG Finance NE BV , The Netherlands	100.00	100.00
P.M. Chemicals Srl, Italy	Everris Italia S.r.l, Italy	100.00	100.00
BK Giulini Kimya ve Sanayi Ticaret A.S,Turkey	Rotem Kimyevi Maddeler Sanayi ve Ticaret A.S, Turkey	73.30	73.30
ICL Fertilizers Europe CV	BKG Puriphos CV, The Netherlands*	99.65	99.65
ICL Holding beschränkt haftende OHG, Germany	Stodiek Dunger GmbH, Germany	100.00	100.00
	ICL Holding Germany GmbH, Germany	100.00	100.00
	Rotem Holding G.M.B.H, Germany*	90.00	90.00

Notes to the Consolidated Financial Statements (Continued)

Note 30—Group Entities (Continued)

		Percentage of Shareholding
The Holding Company	The Affiliate	Shares conferring rights to profits	Voting shares
	ICL Fertilizers Deutschland GmbH, Germany	100.00	100.00
	Eisenbacher Dentalwaren ED GmbH, Germany	100.00	100.00
	Adentatec GmbH Competence in Dental, Germany	100.00	100.00
	Everris GmbH, Germany	100.00	100.00
	Tiami Vattenkemi AB, Sweden	100.00	100.00
ICL Holding Germany GmbH, Germany	ICL Holding beschränkt haftende OHG, Germany*	5.00	5.00
Incap B.V, The Netherlands	Intracap Insurance Ltd., Switzerland	100.00	100.00
ICL Brasil Ltda., Brasil	Fosbrasil S.A, brasil	44.25	44.25
Pekafert B.V., The Netherlands	Eurocil Luxembourg SA, Luxembourg*	99.00	99.00
	Clearon Corp., USA.*	2.00	2.00
Eurocil Luxembourg S.A, Luxembourg	Anti-Germ Austria GmbH, Austria	100.00	100.00
	Anti-Germ Deutschland GmbH, Germany	100.00	100.00
	ICL France S.A.S, France	100.00	100.00
	Euro Clearon B.V, The Netherlands	100.00	100.00
	Specialty Technologies Europe B.V, The Netherlands	100.00	100.00
ICL France S.A.S, France	Scora S.A.S, France	100.00	100.00
Anti-Germ Austria GmbH, Austria	Anti-Germ CZ s.r.o, Czech Republic*	98.00	98.00
	Anti-Germ Hungary, Hungary	100.00	100.00
	Anti-Germ Slovakia s.r.o., Slovakia	100.00	100.00
Anti-Germ Slovakia s.r.o., Slovakia	Anti-Germ CZ s.r.o, Czech Republic*	2.00	2.00
BKG Puriphos B.V, The Netherlands	ICL ASIA Ltd., Hong Kong	100.00	100.00
Rotem Holding G.M.B.H. , Germany	BK Giulini, GmbH , Germany*	94.90	94.90

Notes to the Consolidated Financial Statements (Continued)

Note 30—Group Entities (Continued)

		Percentage of Shareholding
The Holding Company	The Affiliate	Shares conferring rights to profits	Voting shares
	Fibrisol Service Ltd., UK	100.00	100.00
	Fibrisol Service Australia Pty. Ltd., Australia	100.00	100.00
	B.K Giulini Argentina S.A, Argentina*	95.00	95.00
	Shanghai Tari International Ltd., China	51.00	51.00
	Yunnan B.K Giulini Tianchuang Phosphate Co. Ltd., China	60.00	60.00
	Fibrisol Muscalla GmbH, Germany*	34.65	34.65
	ICL Polska Sp.z.o.o, Poland*	95.00	95.00
	BK Giulini Leather Chemistry Co. Ltd., Hong Kong	100.00	100.00
	BKG Personal Care Co. Ltd., Hong Kong	100.00	100.00
	Flexotex GmbH , Germany	100.00	100.00
	BKG Performance Products Jiangyin Co. Ltd., China*	53.05	53.05
	ICL North America Inc., USA	100.00	100.00
	BK Giulini Specialities Private Ltd., India	51.00	51.00
	Turris Versicherungvermittlung GmbH, Germany	100.00	100.00
	ICL IP Bitterfeld GmbH, Germany	100.00	100.00
Fibrisol Service Australia Pty. Ltd., Australia	Everris Australia Pty. Ltd., Australia	100.00	100.00
BK Giulini Leather Chemistry Co. Ltd. Hong Kong,	BKG Performance Products Jiangyin Co. Ltd., China*	11.00	11.00
ICL IP Bitterfeld GmbH, Germany	ICL-IP Bitterfeld Grundbesitz GmbH & Co KG, Germany*	94.90	94.90
Flexotex GmbH , Germany	BKG Finance Gmbh, Germany	100.00	100.00
	BKG Finance Sup GmbH, Germany	100.00	100.00
ICL North America Inc, USA	Phosphorus Derivatives Inc., USA	100.00	100.00

Notes to the Consolidated Financial Statements (Continued)

Note 30—Group Entities (Continued)

		Percentage of Shareholding
The Holding Company	The Affiliate	Shares conferring rights to profits	Voting shares
	ICL Performance Products Inc., USA	100.00	100.00
	ICL IP America Inc., USA**	100.00	100.00
	Everris NA Inc., USA	100.00	100.00
	Clearon Corp., USA*	98.00	98.00
ICL Performance Products Inc, US	ICL Performance Products LP, USA*,**	99.00	99.00
	ICL Performance Products LLC., USA	100.00	100.00
	ICL Performance Products Canada Ltd., Canada	100.00	100.00
ICL Performance Products LLC	ICL Performance Products LP, USA*,**	1.00	1.00
BKG Personal Care Co., Ltd.Hongkong	BKG Performance Products Jiangyin Co., Ltd., China*	35.95	35.95
BKG Performance Products Jiangyin Co., Ltd. Jiangyin, China*	Guangzhou Eclean Technology Co. Ltd., China	100.00	100.00
ICL ASIA Ltd, Hong Kong	ARM Ltd., Hong Kong	100.00	100.00
	ICL Fertilizers (India) Private Ltd., India	100.00	100.00
	Jiaxing ICL Chemical Co., Ltd., China	100.00	100.00
	Zhangjiagang FTZ ICL Trading Co. Ltd., China	100.00	100.00
ARM Ltd., Hong Kong	ICL Trading (HK) Ltd., Hong Kong	100.00	100.00
	DDFR Corporation Ltd., Hong Kong	50.00	50.00
	BK Giulini Hong Kong Ltd., Hong Kong	100.00	100.00
	AUB Storing and Services (Hong Kong) Ltd., Hong Kong	55.00	55.00
BK Giulini Hong Kong Limited, Hong Kong	BK Giulini Hygiene Hong Kong Ltd., Hong Kong	100.00	100.00

Notes to the Consolidated Financial Statements (Continued)

Note 30—Group Entities (Continued)

		Percentage of Shareholding
The Holding Company	The Affiliate	Shares conferring rights to profits	Voting shares
	Angang BK Giulini Water Treatment Co Ltd., China	50.00	50.00
B.K. Giulini GmbH , Germany	Fibrisol Muscalla GmbH, Germany*	65.35	65.35
	B.K. Mercosur S.A., Uruguay	100.00	100.00
	Rhenoflex GmbH, Germany	100.00	100.00
	Rotem do Brasil Ltd. , Brasil	100.00	100.00
	Tari International N.Z Ltd., New Zealand	100.00	100.00
	ICL Polska Sp.z.o.o, Poland*	5.00	5.00
	B.K Giulini Argentina S.A, Argentina*	5.00	5.00
Rhenoflex GmbH, Germany	Gurit Worbla GmbH, Germany	100.00	100.00
Mifalei Tovala Ltd., Israel	Sherut Rail & Road Transportaion Services Registered Partnership, Israel	97.50	97.50
	M.M.M. Company United Landfill Industries (1998) Ltd., Israel	33.33	33.33
I.D.E. Technologies Ltd. Israel	Ambient Technologies Inc., USA	100.00	100.00
	IDE Canaries S.A., Spain	100.00	100.00
	Larnaca Water Partners, Cyprus*	95.00	95.00
	Pelagos Desalination Services, Cyprus	100.00	100.00
	Detelca UTE, Spain	20.00	20.00
	Indian Desalination Engineering PVT Ltd., India	50.00	50.00
	V.I.D Desalination Company Ltd., Israel	50.00	50.00
	OTID desalination partnership, Israel	50.00	50.00
	West Galile Desalination Company Ltd., Israel***	50.00	50.00
	ADOM Ashkelon desalination Ltd., Israel	40.50	40.50
	I.D.E.S.B DESALINATION PARTNERSHIP, Israel	50.00	50.00
	H2ID Ltd., Israel	50.00	50.00
	OMIS Water Ltd., Israel	60.00	60.00
	IDE Technologies India Private Ltd. , India*	99.00	99.00

Notes to the Consolidated Financial Statements (Continued)

Note 30—Group Entities (Continued)

		Percentage of Shareholding
The Holding Company	The Affiliate	Shares conferring rights to profits	Voting shares
	Sorek Desalination Ltd., Israel	51.00	51.00
	Sorek Desalination Partnership, Israel	51.00	51.00
	Sorek Operation and maintenance company Ltd., Israel	51.00	51.00
	IDE Americas Inc., USA	100.00	100.00
	Desalination Plants (Development of Zarchin Process) Ltd., Israel***	86.50	100.00
	PCT Protective Coating Technologies Ltd., Israel	51.00	51.00
	Idea Desalination Construction Partnership, Israel*	99.00	99.00
Ambient Technologies Inc., USA	Larnaca Water Partners, Israel*	5.00	5.00
	IDE Technologies India Private Ltd., India*	1.00	1.00
IDE Canaries S.A., Spain	Idea Desalination Construction Partnership, Israel*	1.00	1.00
Dead Sea Magnesium Ltd., Israel	M.R.I. Research & Development Ltd., Israel***	99.00	99.00
	Dead Sea Magnesium Inc., USA	100.00	100.00
	Israeli Light Metal Initiative Ltd., Israel***	9.00	9.00

*
The investee is also held by other Group companies.

**
There are preferred shares.

***
In liquidation/inactive.

****
The company is held by other group companies, where the holding percentage changes from time to time according to the provisions of the Articles of Association.

Condensed Consolidated Interim Statements of Financial Position

	March 31 2014 (Unaudited)	March 31 2013 (Unaudited)	December 31 2013 (Audited)
	US$ thousands	US$ thousands	US$ thousands
Current assets
Cash and cash equivalents	247,819	230,519	188,340
Short-term investments and deposits	80,130	127,241	96,388
Trade receivables	1,262,491	1,261,141	1,057,028
Derivatives and other receivables	202,085	200,384	186,317
Current tax assets	105,168	59,930	105,270
Inventories	1,333,851	*1,390,321	1,408,297

Total current assets	3,231,544	3,269,536	3,041,640

Non-current assets
Investments in equity-accounted investees	191,770	162,321	174,511
Long-term deposits and receivables	15,201	21,755	15,768
Surplus in defined benefit plan	82,875	73,647	83,124
Long-term derivative instruments	10,005	19,102	7,619
Non-current inventories	61,375	*46,578	62,252
Deferred tax assets	108,591	117,796	111,157
Property, plant and equipment	3,822,631	3,187,213	3,686,240
Intangible assets	820,334	767,540	791,174

Total non-current assets	5,112,782	4,395,952	4,931,845

Total assets	8,344,326	7,665,488	7,973,485

*
Reclassified

The notes to the condensed consolidated interim financial statements are an integral part thereof.

Condensed Consolidated Interim Statements of Financial Position (Continued)

	March 31 2014 (Unaudited)	March 31 2013 (Unaudited)	December 31 2013 (Audited)
	US$ thousands	US$ thousands	US$ thousands
Current liabilities
Short-term credit and current portion of long- term debt	881,132	570,589	718,284
Trade payables	659,986	664,940	669,102
Provisions	39,580	39,906	38,485
Dividend payable	82,855	146,744	—
Derivatives and other payables	538,476	536,979	500,453
Current tax liabilities	91,101	28,890	33,717

Total current liabilities	2,293,130	1,988,048	1,960,041

Non-current liabilities
Long-term debt	1,549,030	944,861	1,243,638
Debentures	275,000	231,349	67,000
Long-term derivative instruments	4,784	17,647	6,582
Deferred taxes	226,535	220,176	220,877
Employee benefits	694,117	670,730	702,103
Provisions	94,582	69,824	94,570

Total non-current liabilities	2,844,048	2,154,587	2,334,770

Total liabilities	5,137,178	4,142,635	4,294,811

Equity
Share capital	542,853	542,853	542,853
Share premium	133,633	133,633	133,633
Capital reserves	84,412	(22,403)	84,715
Retained earnings	2,680,945	3,105,052	3,152,832
Treasury shares	(260,113)	(260,113)	(260,113)

Total shareholder's equity	3,181,730	3,499,022	3,653,920

Non-controlling interests	25,418	23,831	24,754

Total equity	3,207,148	3,522,853	3,678,674

Total liabilities and equity	8,344,326	7,665,488	7,973,485

Nir Gilad Chairman of the Board of Directors	Stefan Borgas Chief Executive Officer	Avi Doitchman Executive VP, CFO and Strategy

Approval date of the financial statements: May 14, 2014.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Income

	For the three-month period ended		For the year ended
	March 31 2014 (Unaudited)	March 31 2013 (Unaudited)	December 31 2013 (Audited)
	US$ thousands	US$ thousands	US$ thousands
Sales	1,612,673	1,640,441	6,271,542
Cost of sales	1,049,420	981,471	3,861,572

Gross profit	563,253	658,970	2,409,970
Selling, transport and marketing expenses	220,212	208,705	850,325
General and administrative expenses	74,293	67,642	281,491
Research and development expenses, net	22,661	20,502	82,870
Other expenses	3,596	604	110,194
Other income	(761)	(1,491)	(16,276)

Operating income	243,252	363,008	1,101,366

Finance expenses	25,802	42,729	158,403
Finance income	(7,217)	(40,938)	(131,548)

Financing expenses, net	18,585	1,791	26,855

Share in earnings (losses) of equity-accounted investees	2,664	(756)	25,685

Income before income taxes	227,331	360,461	1,100,196
Income taxes	95,384	54,779	280,023

Net income	131,947	305,682	820,173

Attributable to:
The shareholders of the Company	131,260	305,348	818,573
Non-controlling interests	687	334	1,600

Net income	131,947	305,682	820,173

	US $	US $	US $
Earnings per share attributable to the shareholders of the Company:
Basic earnings per share	0.103	0.240	0.644

Diluted earnings per share	0.103	0.240	0.644

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income

	For the three-month period ended		For the year ended
	March 31 2014 (Unaudited)	March 31 2013 (Unaudited)	December 31 2013 (Audited)
	US$ thousands	US$ thousands	US$ thousands
Net income	131,947	305,682	820,173

Components of other comprehensive income that may be reclassified subsequently to net income
Currency translation effects	3,949	(34,363)	49,142
Gain (losses) on derivatives designated as a cash flow hedge	(6,862)	(6,371)	1,718
Income tax relating to items that may be reclassified subsequently to income	—	(269)	(898)

Total	(2,913)	(41,003)	49,962

Items that will not be reclassified to net income
Actuarial gains (losses) from defined benefit plan	(26,899)	14,604	47,282
Income tax relating to items that will not be reclassified to net income	5,737	(3,693)	(14,172)

Total	(21,162)	10,911	33,110

Total comprehensive income	107,872	275,590	903,245

Attributable to:
The shareholders of the Company	107,208	275,017	901,749
Non-controlling interests	664	573	1,496

Total comprehensive income	107,872	275,590	903,245

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the shareholders of the Company
	Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity	Non- controlling interests	Total equity
	(Unaudited) US$ thousands
For the three-month period ended March 31, 2014
Balance as at January 1, 2014 (Audited)	542,853	133,633	19,183	65,532	(260,113)	3,152,832	3,653,920	24,754	3,678,674
Share-based compensation	—	—	—	2,599	—	—	2,599	—	2,599
Dividends paid	—	—	—	—	—	(581,985)	(581,985)	—	(581,985)
Taxes on share-based compensation	—	—	—	(12)	—	—	(12)	—	(12)
Comprehensive income	—	—	3,972	(6,862)	—	110,098	107,208	664	107,872

Balance as at March 31, 2014 (Unaudited)	542,853	133,633	23,155	61,257	(260,113)	2,680,945	3,181,730	25,418	3,207,148

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity (Continued)

	Attributable to the equity holders of the Company
	Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity	Non- controlling interests	Total equity
	(Unaudited) US$ thousands
For the three-month period ended March 31, 2013
Balance as at January 1, 2013 (Audited)	542,769	101,501	(30,063)	75,375	(260,113)	2,935,537	3,365,006	23,258	3,388,264
Exercise of options	84	32,132	—	(32,216)	—	—	—	—	—
Share-based compensation	—	—	—	5,739	—	—	5,739	—	5,739
Dividends paid	—	—	—	—	—	(146,744)	(146,744)	—	(146,744)
Taxes on share-based compensation	—	—	—	4	—	—	4	—	4
Comprehensive income	—	—	(34,602)	(6,640)	—	316,259	275,017	573	275,590

Balance as at March 31, 2013 (Unaudited)	542,853	133,633	(64,665)	42,262	(260,113)	3,105,052	3,499,022	23,831	3,522,853

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity (Continued)

	Attributable to the equity holders of the Company
	Share capital	Share premium	Cumulative translation adjustment	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity	Non- controlling interests	Total equity
	(Audited) US$ thousands
For the year ended December 31, 2013
Balance as at January 1, 2013	542,769	101,501	(30,063)	75,375	(260,113)	2,935,537	3,365,006	23,258	3,388,264
Exercise of options	84	32,132	—	(32,216)	—	—	—	—	—
Share-based compensation	—	—	—	21,776	—	—	21,776	—	21,776
Dividends paid	—	—	—	—	—	(634,388)	(634,388)	—	(634,388)
Taxes on shares-based compensation	—	—	—	(223)	—	—	(223)	—	(223)
Comprehensive income	—	—	49,246	820	—	851,683	901,749	1,496	903,245

Balance as at December 31, 2013	542,853	133,633	19,183	65,532	(260,113)	3,152,832	3,653,920	24,754	3,678,674

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows

	March 31 2014 (Unaudited)	March 31 2013 (Unaudited)	December 31 2013 (Audited)
	US$ thousands	US$ thousands	US$ thousands
Cash flows from operating activities
Net income	131,947	305,682	820,173
Adjustments for:
Depreciation and amortization	86,103	82,500	347,741
Interest expenses, net	12,447	9,378	41,951
Share in losses (earnings) of equity-accounted investees	(2,664)	756	(25,685)
Gain on sale of property, plant and equipment, net	(201)	(181)	(1,958)
Share-based compensation	2,599	5,739	21,776
Revaluation of assets and liabilities denominated in foreign currencies	(2,712)	*11,628	29,541
Gain on achievement of control of an associated company	—	—	(1,827)
Income tax expenses	95,384	54,779	280,023

	322,903	470,281	1,511,735
Change in inventories	82,813	10,495	4,061
Change in trade and other receivables	(219,177)	(233,032)	19,614
Change in trade and other payables	47,559	10,404	(84,903)
Change in provisions and employee benefits	(35,804)	(3,338)	53,782

	198,294	254,810	1,504,289
Income taxes paid	(24,389)	(56,044)	(333,794)
Interest received	457	*595	2,380
Interest paid	(7,024)	(7,269)	(45,966)

Net cash provided by operating activities	167,338	192,092	1,126,909

Cash flows from investing activities
Proceeds from sale of property, plant and equipment	1,962	—	3,304
Short-term loans and deposits, net	17,095	(2,103)	38,770
Business acquisitions, net of cash acquired	(54,139)	(45,460)	(63,057)
Dividends from equity-accounted investees	8,767	11,535	23,168
Purchases of property, plant and equipment, net	(219,142)	(183,027)	(826,588)
Purchases of intangible assets	(20,255)	(1,194)	(22,093)
Investments in and loans to equity-accounted investees	(22,614)	—	—
Proceeds from sale of long-term deposits	505	462	7,164

Net cash used in investing activities	(287,821)	(219,787)	(839,332)

Cash flows from financing activities
Dividend paid to the shareholders	(499,130)	—	(634,388)
Receipt of long-term debt	615,136	65,000	674,736
Repayment of long-term debt	(36,260)	(32,705)	(613,457)
Short-term credit from banks and others, net	99,961	23,698	263,119

Net cash provided by (used in) financing activities	179,707	55,993	(309,990)

Net change in cash and cash equivalents	59,224	28,298	(22,413)
Cash and cash equivalents as at beginning of the period	188,340	206,067	206,067
Net effect of currency translation on cash and cash equivalents	255	(3,846)	4,686

Cash and cash equivalents as at end of the period	247,819	230,519	188,340

*
Reclassified

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Notes to the condensed consolidated interim financial statements as at March 31, 2014 (Unaudited)

Note 1—The Reporting Entity

        Israel Chemicals Ltd. (hereinafter—"the Company" or "ICL"), is a Company domiciled and incorporated in Israel, the shares of which are traded on the Tel-Aviv Stock Exchange. The address of the Company's registered office is 23 Aranha St., Tel-Aviv, Israel. The Company and its subsidiaries, associated companies and joint ventures (hereinafter—"the Group") are a leading specialty minerals group that operates a unique, integrated business model. We competitively extract raw materials, and utilize sophisticated processing and product formulation technologies to add value to customers in three attractive end-markets: agriculture, food and engineered materials. These three end-markets presently constitute over 90% of our revenues. Our operations are organized into three segments: (1) Fertilizers, which operates the raw material extraction for ICL and markets potash, phosphates and specialty fertilizers; (2) Industrial Products, which primarily extracts bromine from the Dead Sea and produces and markets bromine and phosphorus compounds for the electronics, construction, oil & gas drilling and automotive industries and (3) Performance Products, which mainly produces, markets and sells a broad range of downstream phosphate-based food additives and industrial intermediates. The Company is a subsidiary of Israel Corporation Ltd.

        Our principal assets include: one of the world's richest, longest-life and lowest-cost sources of potash and bromine (the Dead Sea). Additionally, we have potash mines in the United Kingdom and Spain; facilities for processing bromine compounds located in Israel, the Netherlands and China; a unique, integrated phosphate value chain, running from phosphate rock mines in the Negev Desert in Israel up to production facilities of value-added products in Israel, Europe, the U.S., Brazil and China. ICL has an extensive global logistics and distribution network with operations in over 30 countries and a focused and highly experience group of over 500 technical experts developing production processes, new applications, formulations and products for our 3 key end-markets—agriculture, food and engineered materials. The Company and some of the Group companies were declared a monopoly with respect to some of the products they manufacture and/or sell in Israel.

        ICL operates in the markets for potash, bromine, pure phosphoric acid, special phosphates, bromine-based and phosphorus-based flame retardants and chemicals for the prevention of the spreading of fires. Potash and phosphates are main food prototypes in the areas of fertilizers. Bromine is used in a wide range of applications, primarily as a basic component of flame retardants.

        ICL's products are used mainly in the areas of agriculture, electronics, food, fuel and gas exploration, water purification and desalination, detergents, paper, cosmetics, medicines, vehicles, aluminum and others.

        The Group's overseas operations consist mainly of the production of products that are integrated with or based on the activities of the companies in Israel or in closely related fields. About 95% of the Group's products are sold to customers outside of Israel.

Note 2—Basis of Preparation of the Financial Statements

A.    Statement of compliance with International Financial Reporting Standards (IFRS)

        The condensed consolidated interim financial statements were prepared in accordance with IAS 34, "Interim Financial Reporting" and do not include all of the information required in complete, annual financial statements. These statements should be read together with the financial statements as at and for the year ended December 31, 2013 (hereinafter—"the Annual Financial Statements"). In addition,

Notes to the condensed consolidated interim financial statements (Continued)

as at March 31, 2014 (Unaudited)

Note 2—Basis of Preparation of the Financial Statements (Continued)

these financial statements were prepared in accordance with the provisions of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

        The condensed consolidated interim financial statements were approved for publication by the Company's Board of Directors on May 14, 2014.

B.    Functional currency and presentation currency

        Items included in the condensed consolidated interim financial statements of the Company and each of its subsidiaries are measured using the currency of the primary economic environment in which each company operates. The consolidated financial statements are presented in United States Dollars ("US Dollars"; $), which is the functional currency of the Company and the majority of its subsidiaries.

C.    Use of estimates

        In preparation of the condensed consolidated interim financial statements in accordance with IFRS, Company management is required to use judgment when making estimates and assumptions that affect implementation of the policies and the amounts of assets, liabilities, income and expenses. It is clarified that the actual results are likely to be different from these estimates.

        Management's judgment, at the time of implementing the Group's accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in the Annual Financial Statements.

Note 3—Significant Accounting Policies

A.
The Company's accounting policies in these condensed consolidated interim financial statements are the policies that were applied in the Annual Financial Statements as at December 31, 2013, except for that stated in Section B, below.

B.    Initial application of new accounting standards

        IFRIC Interpretation 21 "Levies" (hereinafter—"the Interpretation").    The Interpretation provides guidelines in connection with the accounting treatment of a liability to pay government levies that are within the scope of IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", as well as with respect to government levies that are not within the scope of IAS 37 since the timing of their repayment and the amounts thereof are certain. A "levy" is defined as an outflow of resources imposed on an entity by the government through legislation and/or regulation. The Interpretation provides that a liability for payment of a levy is to be recognized upon occurrence of the event that creates the payment obligation, even in cases where the entity has no practical possibility of avoiding the event.

        The Interpretation applies to reporting periods commencing on January 1, 2014.

        The impact of the above-mentioned Interpretation on the condensed consolidated interim financial statements is not material.

Notes to the condensed consolidated interim financial statements (Continued)

as at March 31, 2014 (Unaudited)

Note 3—Significant Accounting Policies (Continued)

C.    Indices and exchange rates

        Data regarding the representative exchange rates and the Consumer Price Index (CPI) are as follows:

	Consumer Price Index	Dollar-NIS exchange rate	Dollar-EUR exchange rate
Rates of change for the three months ended:
March 31, 2014	(0.8)%	0.5%	(0.2)%
March 31, 2013	0.0%	(2.3)%	3.1%
Rates of change for the year ended December 31, 2013	1.8%	(7.0)%	(4.3)%

Note 4—Operating Segments

A.    General

        The basis for the breakdown into segments and the measurement basis for the income (loss) of the segments is the same as that presented in Note 5 "Operating Segments" in the annual financial statements.

Notes to the condensed consolidated interim financial statements (Continued)

as at March 31, 2014 (Unaudited)

Note 4—Operating Segments (Continued)

B.    Operating segment data

	Fertilizers
					Industrial products	Performance products	Other activities
	Potash	Phosphate	Eliminations	Total				Eliminations	Consolidated
	(Unaudited)
	US$ thousands
For the three-month period ended March 31, 2014
Sales to external parties	445,607	429,193	—	874,800	332,695	371,752	33,426	—	1,612,673
Inter-segment sales	45,647	35,589	(23,379)	57,857	4,154	19,306	6,396	(87,713)	—

Total sales	491,254	464,782	(23,379)	932,657	336,849	391,058	39,822	(87,713)	1,612,673

Income from ordinary activities	146,086	30,191	3,555	179,832	34,300	40,462	(3,105)		251,489

Unallocated expenses and intercompany eliminations									(8,237)

Operating income									243,252
Financing expenses									(25,802)
Financing income									7,217
Share in profit of investee companies accounted for using the equity method of accounting									2,664

Income before taxes on income									227,331

Capital expenditures	126,695	26,815	—	153,510	19,956	56,235	1,667	—	231,368
Unallocated capital expenditures									19,420

Total capital expenditures									250,788

Depreciation and amortization	27,395	28,105	—	55,500	16,251	12,450	1,571	—	85,772
Unallocated depreciation and amortization									331

Total depreciation and amortization									86,103

Notes to the condensed consolidated interim financial statements (Continued)

as at March 31, 2014 (Unaudited)

Note 4—Operating Segments (Continued)

	Fertilizers
					Industrial products	Performance products	Other activities
	Potash	Phosphate	Eliminations	Total				Eliminations	Consolidated
	(Unaudited)
	US$ thousands
For the three month period ended March 31, 2013
Sales to external parties	516,753	419,565	—	936,318	332,912	340,095	31,116	—	1,640,441
Inter-segment sales	54,439	40,436	(22,344)	72,531	5,463	16,739	10,721	(105,454)	—

Total sales	571,192	460,001	(22,344)	1,008,849	338,375	356,834	41,837	(105,454)	1,640,441

Income from ordinary activities	240,772	48,594	3,146	292,512	48,169	35,431	(8,956)		367,156

Unallocated expenses and intercompany eliminations									(4,148)

Operating income									363,008
Financing expenses									(42,729)
Financing income									40,938
Share in losses of investee companies accounted for using the equity method of accounting									(756)

Income before taxes on income									360,461

Capital expenditures	111,812	26,903	—	138,715	38,229	60,636	2,155	—	239,735
Unallocated capital expenditures									136

Total capital expenditures									239,871

Depreciation and amortization	27,641	25,559	—	53,200	16,520	10,969	1,549	—	82,238
Unallocated depreciation and amortization									262

Total depreciation and amortization									82,500

Notes to the condensed consolidated interim financial statements (Continued)

as at March 31, 2014 (Unaudited)

Note 4—Operating Segments (Continued)

	Fertilizers
					Industrial products	Performance products	Other activities
	Potash	Phosphate	Eliminations	Total				Eliminations	Consolidated
	(Audited)
	US$ thousands
For the year ended December 31 2013
Sales to external parties	1,797,360	1,584,420	—	3,381,780	1,277,432	1,496,601	115,729	—	6,271,542
Inter-segment sales	229,237	169,815	(125,567)	273,485	19,253	78,095	38,980	(409,813)	—

Total sales	2,026,597	1,754,235	(125,567)	3,655,265	1,296,685	1,574,696	154,709	(409,813)	6,271,542

Income from ordinary activities	740,342	79,494	1,235	821,071	114,525	195,797	(16,574)		1,114,819

Unallocated expenses and intercompany eliminations									(13,453)

Operating income									1,101,366
Financing expenses									(158,403)
Financing income									131,548
Share in profit of investee companies accounted for using the equity method of accounting									25,685

Income before taxes on income									1,100,196

Capital expenditures	551,508	141,983	—	693,491	141,338	93,394	8,860	—	937,083
Unallocated capital expenditures									10,180

Total capital expenditures									947,263

Depreciation and amortization	100,533	117,895	—	218,428	75,071	46,580	6,323	—	346,402
Unallocated depreciation and amortization									1,339

Total depreciation and amortization									347,741

Notes to the condensed consolidated interim financial statements (Continued)

as at March 31, 2014 (Unaudited)

Note 5—Financial Instruments and Risk Management

A.    Fair value of financial instruments

        The Group's financial instruments mostly include non-derivative assets: cash and cash equivalents, investments, short-term deposits and loans, receivables and other current-receivable, long-term investments and receivables; non-derivative financial liabilities: short-term credit, payables and other current liabilities, long-term loans and other long-term liabilities; as well as derivative financial instruments.

        Due to their nature, the fair value of the financial instruments included in the working capital of the Group is generally identical or approximates their carrying value in the books. The fair value of the long-term deposits and receivables and the long-term liabilities also approximates their carrying value in the books, as these financial instruments bear interest at a rate which approximates the accepted interest market rate.

        The following table details the book value and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value

	March 31, 2014		March 31, 2013		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands
Debentures bearing fixed interest
Marketable	147,405	147,912	345,651	354,591	147,848	148,711
Non-marketable	345,285	341,474	67,384	72,581	68,342	69,889

	492,690	489,386	413,035	427,172	216,190	218,600

B.    Hierarchy of fair value

        The following table presents an analysis of the financial instruments measured by fair value, using the valuation method.

        The following levels were defined:

        Level 1: Quoted (unadjusted) prices in an active market for identical instruments

        Level 2: Observed data in the market (directly or indirectly) not included in Level 1 above.

	March 31, 2014
	Level 1	Level 2	Total
	US$ thousands	US$ thousands	US$ thousands
Securities held for trading purposes	30,607	—	30,607
Derivatives used for hedging, net	—	39,191	39,191

	30,607	39,191	69,798

Notes to the condensed consolidated interim financial statements (Continued)

as at March 31, 2014 (Unaudited)

Note 5—Financial Instruments and Risk Management (Continued)

	March 31, 2013
	Level 1	Level 2	Total
	US$ thousands	US$ thousands	US$ thousands
Securities held for trading purposes	44,235	—	44,235
Derivatives used for hedging, net	—	32,191	32,191

	44,235	32,191	76,426

	December 31, 2013
	Level 1	Level 2	Total
	US$ thousands	US$ thousands	US$ thousands
Securities held for trading purposes	36,140	—	36,140
Derivatives used for hedging, net	—	51,491	51,491

	36,140	51,491	87,631

Note 6—Additional Information

        1.     On February 11, 2014, the Company's Board of Directors decided to distribute a one-time dividend in the amount of $500 million (the net dividend, less the share of a subsidiary, amounts to $499.1 million). The dividend was distributed on March 26, 2014.

        2.     On March 18, 2014, the Company's Board of Directors decided to distribute a dividend in the amount of $83 million (the net dividend, less the share of a subsidiary amounts to $82.9 million). The dividend will be distributed on May 27, 2014.

        3.     Subsequent to the date of the report, on May 14, 2014, the Company's Board of Directors decided to distribute a dividend, in the amount of $91.5 million (the net dividend, less the share of a subsidiary is $91.3 million), about $0.07 per share. The dividend will be distributed on June 25, 2014.

        4.     Further to that stated in Note 17 to the annual financial statements, in January 2014, the Company received the proceeds from the private placement in the United States of unregistered debentures. The amount of the issuance is about $275 million, for a period of 7-12 years, as follows: the amount of about $84 million bearing fixed interest at an annual rate of 4.55% for a period of 7 years, the amount of about $145 million bearing fixed interest at an annual rate of 5.16% for a period of 10 years and the amount of about $46 million bearing fixed interest at an annual rate of 5.31% for a period of 12 years.

        5.     In the period of the report, the Company included a provision, in the amount of about $51 million, as a result of tax assessment discussions being carried on in subsidiaries in Europe.

        6.     Further to that stated in Note 23 to the annual financial statements for 2013, regarding receipt of phosphate mining permits in the Barir Field, subsequent to the date of the report, on April 3, 2014, the Company was informed that the Minister of Health, Ms. Yael German, contacted the Head of the Planning Administration in the Ministry of the Interior, Ms. Binat Schwartz, and notified her that the opinion of the expert that was appointed by the Ministry of Health was delivered and after she read it carefully, she has decided to oppose the possibility of mining in the Barir Field, including the test mining. The Company disagrees with the Minister of Health's interpretation of the opinion. In the Company's estimation and based on its understanding of the said opinion, this opinion does not

Notes to the condensed consolidated interim financial statements (Continued)

as at March 31, 2014 (Unaudited)

Note 6—Additional Information (Continued)

contradict the Company's position that the mining activities in the Barir Field do not involve any risks to the environment or to the population.

        7.     Subsequent to the date of the report and further to rejection by the Court of the petition of the Hotels Union for issuance of an Interim Order prohibiting raising of the dikes, and the hearing to be held on September 15, 2014, as stated in Note 23 to annual financial statements, on May 1, 2014, some of the hotels in the Dead Sea area filed a separate administrative petition and a request for issuance of an Interim Order (in the District Court for Jerusalem) against the Regional Planning Board and the Company for Protection of the Dead Sea, instructing with respect to the issuance of Injunctive Orders prohibiting the Regional Planning Board from hearing the request for a building permit for raising the dikes in the area of Nevei Zohar and a prohibition against performance of the work on the Nevei Zohar beaches by the Company for Protection of the Dead Sea.

        8.     Further to that stated in Note 23 to the Company's annual financial statements on March 18, 2014, the Company's subsidiary, Dead Sea Works ("DSW") notified the Government of Israel ("the State") with respect to filing of a statement of claim in the framework of an arbitration proceeding concerning violation of the concession agreement and the request of DSW to appoint an arbitrator on behalf of the State. On March 27, 2014, the Ministry of Finance rejected the request of DSW to appoint an arbitrator on behalf of the State. As a result, subsequent to the date of the report, on April 30, 2014, DSW filed a request in the District Court in Jerusalem to utilize its authority pursuant to Section 8 of the Arbitration Law, 1968, and to instruct with respect to appointment of an arbitrator on behalf of the State for purposes of conducting an arbitration proceeding between DSW and the State pursuant to the mandatory arbitration condition between the parties.

ISRAEL CHEMICALS LTD.

Ordinary Shares

PROSPECTUS

            , 2014

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers.

        General.    Our Articles of Association set forth the following provisions regarding the grant of insurance coverage, indemnification and an exemption from liability to any of our directors or officers, all subject to the provisions of applicable law. In accordance with such provisions and pursuant to the requisite corporate approvals, we have obtained liability insurance covering our directors and officers, have granted indemnification undertakings to our directors and officers and have agreed to exempt our directors and officers from liability for breach of the duty of care.

        Insurance.    We are entitled to insure the liability of any director or officer to the fullest extent permitted by law. Without derogating from the aforesaid, we may enter into a contract to insure the liability of a director or officer for an obligation imposed on him in consequence of an act done in his capacity as such, in any of the following cases:

  •
  a breach of the duty of care toward us or a third party;

  •
  a breach of the duty of loyalty toward us, provided that the director or officer acted in good faith and had reasonable basis to believe that the act would not harm us;

  •
  a monetary obligation imposed on him in favor of a third party;

  •
  reasonable litigation expenses, including attorney fees, incurred by the director or officer as a result of an administrative enforcement proceeding instituted against him; or

  •
  a payment imposed on the director or officer in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 5728-1968, as amended (the "Securities Law").

        In connection with this offering, we expect to update the terms of our insurance policy for directors and officers in accordance with the practice of companies listed in the United States, including with respect to the limit of liability, the premium and the apportioning of the insurance premium to be paid between us and Israel Corporation. The insurance policy would include a joint tier with Israel Corporation with a liability limit of up to $20 million and a separate tier that covers us alone for up to $350 million, with our directors and officers as beneficiaries of both tiers. Premiums on the joint tier will be paid 60% by us and 40% by Israel Corporation. The new insurance policy was approved by our shareholders, as a three year framework resolution, on May 8, 2014.

  Indemnification

        We are entitled to indemnify a director or officer to the fullest extent permitted by law, either retroactively or pursuant to an undertaking given in advance. Without derogating from the aforesaid, we may indemnify our directors or officers for liability or expense imposed on him in consequence of an action taken by him in his capacity as such, as follows:

  •
  a financial liability incurred or imposed on him in favor of another person in accordance with a judgment, including a judgment given in a settlement or an award of an arbitrator that is approved by a court, provided that any undertaking in advance to indemnify is limited to events that, in the opinion of our Board of Directors, are foreseeable in light of our actual activity at the time of granting the undertaking and limited to a sum or criteria determined by our Board of Directors to be reasonable under the circumstances;

  •
  reasonable litigation expenses, including legal fees, incurred in connection with an investigation or proceeding conducted against him by an authority authorized to conduct such an investigation or proceeding, and which concluded without an indictment against him and without a financial sanction in lieu of a criminal proceeding (except for an offense that does not require proof of criminal intent), or in connection with a financial sanction;

  •
  reasonable litigation expenses, including legal fees, incurred by the director or officer or which he was ordered to pay by a court, within the framework of proceedings filed against him by or on behalf of us, or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of an offense which does not require a criminal intent;

  •
  reasonable litigation expenses, including attorney fees, incurred by the director or officer as a result of an administrative enforcement proceeding instituted against him; or

  •
  a payment imposed on the director or officer in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law.

        Exemption.    We are entitled to exempt a director or officer in advance from any or all of his liability for damage in consequence of a breach of the duty of care toward us, except in connection with illegal distributions to shareholders.

        Limitations.    The Companies Law provides that a company may not provide its directors or officers with insurance or indemnification or exempt its directors or officers from liability with respect to the following:

  •
  a breach of the duty of loyalty toward the company, unless, with respect to insurance coverage or indemnification, the director or officer acted in good faith and had a reasonable basis to believe that the act would not harm us;

  •
  an intentional or reckless breach of the duty of care;

  •
  an act done with the intention of illegally deriving a personal profit; or

  •
  a fine imposed on the director or officer.

        The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 7.    Recent Sales of Unregistered Securities.

        Since January 1, 2011, we have issued securities without registration under the Securities Act of 1933, as amended (the "Securities Act"), as follows:

  •
  On December 27, 2012, we issued 11,999,400 non-marketable options for no consideration to certain of our officers and senior employees. The issuance included a private placement of 1,190,000 options to our Chief Executive Officer. The issuance of these options was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering, or Regulation S promulgated under the Securities Act, as a transaction involving offers and sales of securities outside the United States.

  •
  In 2011, 2012 and 2013, 2,991,740, 2,159,929 and 6,633,574 options under our equity compensation plans were exercised, resulting in the sale to certain of our officers and senior employees at a weighted average exercise price of NIS 47.01, NIS 16.84 and NIS 18.61, respectively, of 2,991,740, 2,159,929 and 6,633,574 ordinary shares, respectively. The issuance of these ordinary shares was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering, or Regulation S promulgated under the Securities Act, as a transaction involving offers and sales of securities outside the United States.

  •
  In November 2013, a wholly owned and controlled subsidiary of ours entered into an agreement with institutional and international investors to make a private offering in the United States of unregistered debentures in an amount of up to $275 million. Our subsidiary issued three series of debentures in an aggregate principal amount of $275 million, the proceeds of which were received in January 2014:

  •
  $84 million of debentures with a repayment date of January 15, 2021 bearing interest at a fixed rate of 4.55%;

  •
  $145 million of debentures with a repayment date of January 15, 2024 bearing interest at a fixed rate of 5.16%; and

  •
  $46 million of debentures with a repayment date of January 15, 2026 bearing interest at a fixed rate of 5.31%.

    The issuance of these debentures was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

Item 8.    Exhibits and Financial Statement Schedules.

  (a)
  The following exhibits are filed as part of this Prospectus:

1.1	*	Form of Underwriting Agreement.
3.1	*	Memorandum of Association of Israel Chemicals Ltd. (unofficial translation from original Hebrew).
3.2	*	Articles of Association of Israel Chemicals Ltd. (unofficial translation from original Hebrew).
5.1	*	Opinion of Goldfarb Seligman & Co., Israeli counsel of Israel Chemical Ltd., as to the validity of the ordinary shares.
8.1	*	Tax Opinion of Davis Polk & Wardwell LLP
8.2	*	Tax Opinion of Goldfarb Seligman & Co.
10.1	*
Dead Sea Concession Law, 1961 (and the Deed of Concession, dated as of May 31, 1961, between the State of Israel and Dead Sea Works, Ltd. set out as a schedule thereto) (unofficial translation from original Hebrew).
10.2	*
Plan for the Private Allocation of Options for Shares of the Company to the CEO of the Company, to Office Holders and Employees of the Company and its Subsidiaries dated January 7, 2010 (unofficial translation from original Hebrew).
10.3	*
Plan for the Private Allocation of Options for Shares of the Company to the CEO of the Company, to Office Holders and Employees of the Company and its Subsidiaries dated November 27, 2012 (unofficial translation from original Hebrew).
10.4	*	Compensation Policy for Directors and Officers, as adopted on July 17, 2013.
10.5	*	Agreement between the Israeli Ministry of Finance and Dead Sea Works Ltd. dated as of July 8, 2012 relating to salt harvesting at the Dead Sea.
10.6	*	2012 Controlling Shareholder Loan
21.1	*	List of subsidiaries of Israel Chemicals Ltd.
23.1	*	Consent of Somekh Chaikin, Certified Public Accountants (Israel), a member firm of KPMG International, independent registered public accounting firm.

23.2	*	Consent of Goldfarb Seligman & Co., Israeli counsel of Israel Chemical Ltd. (included in Exhibits 5.1 and 8.1).
23.3		Consent of IMC Group Consulting Limited
23.4	*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.2)
24.1	*	Powers of attorney (included on signature page to the registration statement)

*
To be filed by amendment.

        Instruments defining the rights of holders of certain issues of long-term debt of Israel Chemicals Ltd. have not been filed as exhibits to this registration statement because the authorized principal amount of any one of such issues does not exceed 10% of the total assets of Israel Chemicals Ltd. and its subsidiaries on a consolidated basis. Israel Chemicals Ltd. hereby agrees to furnish a copy of each of such instrument to the Securities and Exchange Commission upon request.

  (b)
  Financial Statement Schedules

        No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 9.    Undertakings

        The undersigned hereby undertakes:

          (a)   The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in this registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (c)   The undersigned Registrant hereby undertakes that:

            (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tel Aviv, Israel, on the      day of                , 2014.

ISRAEL CHEMICALS LTD.
By:
Name:
Title:

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Avi Doitchman and Lisa Haimovitz, and each of them, individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this prospectus and any and all additional prospectuses pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Stefan Borgas	Chief Executive Officer (principal executive officer)	, 2014
Avi Doitchman	Chief Financial Officer, Executive Vice President of Strategy & Market Risk (principal financial officer)	, 2014
Israel Dreyfuss	Controller	, 2014
Nir Gilad	Chairman of the Board of Directors	, 2014
Yaacov Dior	Director	, 2014

Signature	Title	Date

Ovadia Eli	Director	, 2014
Chaim Erez	Director	, 2014
Dr. Miriam Haran	Director	, 2014
Victor Medina	Director	, 2014
Prof. Yair Orgler	Director	, 2014
Avisar Paz	Director	, 2014
Eran Sarig	Director	, 2014
Avraham (Baiga) Shochat	Director	, 2014
Aviad Kaufman	Director	, 2014
Donald J. Puglisi	Authorized U.S. Representative	, 2014